IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

02017102

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

RECD S.E.C.
FEB 1 5 2002
080

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

New England Bancshares, Inc.
Exact Name of Registrant as Specified in Charter

PROCESSED
FEB 2 7 2002
THOMSON
FINANCIAL

0001166760
Registrant CIK Number

Exhibit 99.1 to the Form SB-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(give period of report)

333- 82856
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Enfield, State of Connecticut, on February 15, 2002.

NEW ENGLAND BANCSHARES, INC.

By: ______________________
David J. O'Connor
President, Chief Executive Officer
and Director

204785

00204785.WPD

New England Bancshares, Inc.

Conversion Valuation Appraisal

Date Issued: February 15, 2002

Date of Market Prices: February 5, 2002

Table of Contents
New England Bancshares, Inc.
Enfield, Connecticut

List of Figures
New England Bancshares, Inc.
Enfield, Connecticut

List of Exhibits
New England Bancshares, Inc.
Enfield, Connecticut

Introduction

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of New England Bancshares, Inc. (the "Company") in connection with the Plan of Reorganization (the "Reorganization") of Enfield Federal Savings and Loan Association, (the "Bank") from a federally chartered mutual savings and loan association into a mutual holding company structure. As part of the Reorganization, the Bank will become a wholly owned subsidiary of the Company and the Company will issue 45% of the outstanding common stock of the Company. Enfield Mutual Holding Company (the "MHC"), a federally chartered mutual holding company, will own 55% of the outstanding common stock of the Company.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows: the Bank would reorganize into an MHC offering 45% of the stock to the public, the stock will be issued at $10 per share, the conversion expenses will be $462 thousand, there will be an 8% ESOP funded internally, amortized over 10 years straight-line, there will be a 4% MRP amortized over 5 years straight-line, a tax rate of 38.95%, and the net proceeds will be invested at the one year treasury rate of 2.28% pre-tax. The Company will capitalize the MHC with $50 thousand.

It is our understanding that the Company will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, to Supplemental Eligible Account Holders of the Bank, and to Other Members. This appraisal has been prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the financial statements of the Bank's operations for the nine months ended December 31, 2001, and the Bank's audited financials for the years ended March 31, 2001 and March 31, 2000. We also reviewed the Bank's Application for Approval of Conversion including the Proxy Statement and the Company's Form MHC-2 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and the Company (hereinafter, collectively referred to as "the Bank") and held due diligence related discussions with the Bank's management and board of directors, as well as Shatswell, MacLeod & Company, P.C. (the Bank's independent auditor), Trident Securities, Inc. (the Bank's underwriter), and Muldoon Murphy & Faucette LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

The Bank, after the Reorganization, will be a federally charted mutual holding company. As of December 31, 2001, the Bank had $132.0 million in total assets, $112.9 million in deposits, $78.5 million in net loans and $14.2 million in equity.

The following table details the Bank's facilities as of December 31, 2001.

FIGURE 1 - CURRENT FACILITIES LIST

Building/Office Location	*Leased or Owned*	*Year Facility Opened*	*Date of Lease Expiration*
Executive/Branch Office: 660 Enfield Street Enfield, Connecticut	Owned	1959	-
Administrative Office: 630 Enfield Street Enfield Connecticut	Leased	2000	2005
Branch Offices:			
268 Hazard Avenue Enfield, Connecticut	Owned	1962	-
54 Hazard Avenue Enfield, Connecticut	Leased	1994	2004
112 Mountain Road Suffield, Connecticut	Leased	1988	2003

HISTORY

Enfield Federal was originally formed in 1916 as a Connecticut-chartered building and loan association and now operates as a federally chartered mutual savings and loan association, headquartered in Enfield, Connecticut. Enfield Federal operates from its four full-service branch offices located in Enfield and Suffield, Connecticut.

STRATEGIC DIRECTION

The Bank's business strategy is to operate as an independent financial institution dedicated to serving the needs of both retail and commercial customers in its market area. Its business consists principally of attracting retail deposits from the general public and using these funds to originate mortgage loans secured by one- to four-family residences located primarily in Northern Hartford County, Connecticut. In recent years, in addition to mortgage lending, Enfield Federal has adopted a growth oriented strategy that has focused on increased emphasis on multi-family and commercial real estate loans and consumer loans, particularly home equity loans and lines of credit and auto loans.

In connection with its overall growth strategy, the Bank seeks to:

(1) continue to emphasize its commercial and consumer lending portfolios as a means to increase the yield on and diversify its loan portfolio;

(2) emphasize the origination of adjustable-rate loans or fixed-rate loans with shorter durations and sell longer term fixed-rate mortgage loans in the secondary market in order to decrease its exposure to interest rate risk;

(3) diversify and grow deposits, with a particular emphasis on transaction and money market deposits;

(4) expand its retail banking franchise and increase the number of households served within its market area;

(5) grow and diversify noninterest fee income by performing ongoing reviews of existing lines of business. Expanding the delivery and penetration of transaction accounts in order to enhance fee income;

(6) continue to focus on recently acquired technology as a means to promote operating efficiencies;

(7) maintain its "well capitalized" status while utilizing excess capital as business opportunities present themselves;

(8) enhance return on equity by increasing its asset base and net income; and

(9) maintain its proactive community position, assist in community housing projects and fund raising for underprivileged members of the community.

In order to be more competitive and have the capacity to deepen its relationships with existing customers and attract new customers, the Bank intends to expand its nontraditional delivery channels and products by affiliating with a third party registered broker-dealer. The third party broker-dealer will maintain an office at the Bank's main banking office and will offer to the Bank's customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and annuities.

The Bank intends to utilize the proceeds from the stock offering to further the objectives of its growth-oriented strategy. The Bank may also use the proceeds to acquire existing branches from other banks, make other acquisitions, or to build de novo branches.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $11.9 million, or 9.93%, from $120.1 million at March 31, 2000 to $132.0 million at December 31, 2001.

Equity has increased $922 thousand from $13.3 million at March 31, 2000 to $14.2 million at December 31, 2001. The equity to assets ratio is currently 10.84%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Asset ($ in thousands)
$120,083
$122,939
$132,010
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Equity ($ in thousands)
Assets
Equity
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank along with selected ratios at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At December 31,	At March 31,	
	2001	2001	2000
Selected Financial Condition Data:	in thousands		
Assets	$ 132,010	$ 122,939	$ 120,083
Cash and cash equivalents	9,644	17,759	10,270
Loans, net	78,513	66,372	64,425
Securities	36,481	32,004	38,891
Deposits	112,868	108,478	107,030
Retained earnings	14,235	13,804	13,313
Allowance for loan losses	682	603	472
Nonperforming loans	292	669	515
Nonperforming assets	372	939	603

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Ratios and Other Data:	At or For the Nine Months Ended December 31,		At or For the Fiscal Year Ended March 31,	
	2001	2000	2001	2000
Performance Ratios:				
Return on average assets	0.46%	0.44%	0.41%	0.58%
Return on average equity	4.08%	3.85%	3.57%	5.29%
Average retained earnings to average assets	11.22%	11.37%	11.39%	10.90%
Retained earnings to total assets at end of period	10.78%	11.38%	11.23%	11.09%
Average interest rate spread	3.09%	2.97%	2.92%	2.95%
Net interest margin	3.33%	3.24%	3.20%	3.21%
Average interest earning assets to average interest bearing liabilities	106.36%	107.04%	107.06%	106.90%
Total noninterest expense to average assets	2.53%	2.46%	2.50%	2.18%
Efficiency ratio	75.32%	76.09%	77.98%	69.00%
Regulatory Capital Ratios:				
Tangible capital ratio	10.79%	11.42%	11.26%	11.06%
Core capital ratio	10.79%	11.42%	11.26%	11.06%
Risk-based capital ratio	21.65%	26.42%	24.04%	26.50%
Asset Quality Ratios:				
Nonperformings loans as a percentage of loans	0.37%	1.39%	1.00%	0.79%
Nonperforming assets as a percentage of total assets	0.28%	0.81%	0.76%	0.50%
Allowance for loan losses as a percentage of loans	0.86%	0.91%	0.90%	0.73%
Allowance for loan losses as a percentage of nonperforming loans	233.56%	65.50%	90.13%	91.65%
Number of full service banking facilities	4	4	4	4

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $14.1 million from March 31, 2000 to December 31, 2001, and as a percent of assets, the loan portfolio has increased from 53.65% to 59.48% at December 31, 2001.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Loans receivable, net
$ in thousands
$64,425
$66,372
$78,513
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

The Bank is primarily a 1-4 family mortgage real estate lender.

FIGURE 6 - LOAN MIX AS OF DECEMBER 31, 2001 CHART


Multi-Family Mortgage 6.7%
Commercial Mortgage 14.9%
Consumer Loans 1.9%
Commercial Loans 5.5%
1-4 Family Mortgage 71.0%

Source: Offering Prospectus

The loan mix has shifted towards commercial real estate and commercial loans and away from residential 1-4 family loans.

FIGURE 7 - LOAN MIX

	At December 31,		At March 31,			
	2001		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(In Thousands)					
Mortgage Loans:						
Residential loans:						
One-to-four family	$ 56,416	71.01%	$ 52,228	77.67%	$ 54,053	82.97%
Multi-family	5,351	6.74%	5,347	7.95%	5,044	7.74%
Commercial real estate	11,809	14.86%	5,947	8.84%	4,659	7.15%
Total mortgage loans	73,576	92.61%	63,522	94.46%	63,756	97.86%
Consumer loans	1,532	1.93%	1,565	2.33%	1,276	1.96%
Commercial loans	4,337	5.46%	2,160	3.21%	116	0.18%
Total loans	79,445	100.00%	67,247	100.00%	65,148	100.00%
Less:						
Deffered loan origination fees	(250)		(272)		(251)	
Allowance for loan losses	(682)		(603)		(472)	
Net Loans	$ 78,513		$ 66,372		$ 64,425	

Source: Offering Prospectus

INVESTMENTS

The Bank's mortgage-backed securities and investment portfolio decreased $2.9 million from $40.8 million on March 30, 2000 to $37.9 million at December 31, 2001.

FIGURE 8 - SECURITIES CHART


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ in thousands
$40,759
$11,797
$28,962
$38,705
$15,877
$22,828
$37,870
$25,219
$12,651
Mortgage-Backed Securities
Investment Securities
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus
Note: The available for sale securities are shown at fair value and the held to maturity securities are shown at amortized cost.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The Bank currently invests in mortgage-backed securities, United States government, and federal bonds, corporate bonds, marketable equities and mutual funds. The following table illustrates the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At December 31, 2001		At March 31, 2001		At March 31, 2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)					
Investment and marketable equity securities available for sale:						
U.S. government and federal agency	$ 2,464	$ 2,503	$ 13,516	$ 13,566	$ 25,595	$ 24,729
Municipal securities	2,127	2,050	-	-	-	-
Corporate securities	885	866	-	-	-	-
Marketable equity securities	7,240	7,232	9,270	9,262	4,266	4,233
Total	12,716	12,651	22,786	22,828	29,861	28,962
Money market mutual funds included in cash and cash equivalents	(1,389)	(1,389)	(6,701)	(6,701)	(1,868)	(1,868)
Total	11,327	11,262	16,085	16,127	27,993	27,094
Mortgage-related securities available-for-sale:						
Private Issuers	2,783	2,784	-	-	-	-
Freddie Mac	11,838	11,962	3,847	3,862	983	905
Fannie Mae	7,172	7,242	3,135	3,155	10,897	10,892
Ginnie Mae	3,238	3,231	8,772	8,860	-	-
Total mortgage-related securities available-for-sale	25,031	25,219	15,754	15,877	11,880	11,797
Total available-for-sale securities	$ 36,358	$ 36,481	$ 31,839	$ 32,004	$ 39,873	$ 38,891

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming loans has decreased from $515 thousand at March 31, 2000 to $292 thousand at December 31, 2001. The Bank has also decreased its level of real estate owned and other nonperforming assets from $88 thousand at March 31, 2000 to $80 thousand at December 31, 2001. The total nonperforming assets to total assets ratio is currently at 0.28%, down from 0.50% at March 31, 2000 and 0.76% at March 31, 2001.

FIGURE 10 - ASSET QUALITY CHART


REO and other NPAs
Nonperforming Loans
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
NPAs to Pd End Assets
$515
$669
$292
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

At December 31, 2001, the Bank's non-performing loan to net loan ratio was 0.37% and the non-performing assets to total assets ratio was 0.28%.

FIGURE 11 - NON-PERFORMING LOANS

	At December 31, 2001 ($ in thousands)
Non-performing loans	$292
Real estate owned and other NPA	80
Total non-performing assets	$372
Non-performing loans as a percentage of loans	0.37%
Non-performing assets as a percentage of assets	0.28%

Source: Offering Prospectus

The ALLL has increased from $472 thousand at March 31, 2000 to $682 thousand at December 31, 2001. The Bank's ALLL to loans ratio was 0.86% at December 31, 2001.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$800
$700
$600
$500
$400
$300
$200
$100
$0
ALLL
$ in thousands
$472
$603
$682
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Net Loans
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

FUNDING COMPOSITION

Overall, deposits have increased from $107.0 million at March 31, 2000 to $112.9 million at December 31, 2001. The Bank had $4.0 million in borrowings at December 31, 2001.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$ in thousands
$107,030
$108,478
$112,868
$0
$0
$3,985
Total Deposits
Borrowed Funds
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

The Bank's deposit mix as of December 31, 2001 is presented below.

FIGURE 14 - DEPOSIT MIX


At December 31, 2001
Savings
29%
Money Market Accounts
3%
Demand Deposits and NOW
5%
Certificates of Deposit
63%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart depicts the effects of interest rate shocks on the Bank's net interest and dividend income beyond 2001.

FIGURE 15 - NET PORTFOLIO VALUE

For the Twelve Months Ending September 30, 2002
$ in Thousands

Changes in Interest Rates (Basis Points)	Net Interest and Dividend Income	% Change
300	$4,445	6.59%
0	4,758	0.00%
-200	4,305	9.52%

For the Twelve Months Ending September 30, 2003
$ in Thousands

Changes in Interest Rates (Basis Points)	Net Interest and Dividend Income	% Change	% Change From Year 1
300	$5,318	-6.01%	19.65%
0	5,658	0.00%	18.91%
-200	4,953	-12.47%	15.03%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2001, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Regulatory Capital Position	Actual at December 31, 2001	
	Amount	Percentage of Assets
GAAP Capital	$ 14,310	10.84%
Tier 1 (Core) Capital		
Capital Level	$ 14,235	10.79%
Requirement	5,278	4.00%
Excess	$ 8,957	6.79%
Total Risk-Based Capital:		
Capital Level	$ 14,917	21.65%
Requirement	5,512	8.00%
Excess	$ 9,405	13.65%

Source: December 31, 2001, Audited Financial Statements

INCOME AND EXPENSE TRENDS

The Bank posted net income of $431 thousand for the nine months ended December 31, 2001. On an annualized basis, this equates to net income of $575 thousand, which is $84 thousand higher than the net income for the year ended March 31, 2001, but is $122 thousand less than the net income for the year ended March 31, 2000.

FIGURE 17 - NET INCOME CHART


Net Income
$ in thousands
$800
$700
$600
$500
$400
$300
$200
$100
$0
$697
$491
$575
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

The interest rate spread at December 31, 2001 increased relative to the nine months ended March 31, 2001 and March 31, 2000.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	At December 31, 2001		For the Nine Months Ended December 31, 2001			2000		
	Balance	Yield/ Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets:								
Federal funds sold, interest-bearing deposits and short term investments	$ 3,128	1.16%	$ 5,408	$ 181	4.46%	$ 6,703	$ 324	6.44%
Investments in available-for-sale securities, other than mortgage-backed and mortgage related securities	11,262	4.43%	10,999	441	5.35%	29,460	1,371	6.21%
Mortgage-backed and mortgage related securities	25,219	5.62%	25,013	1,162	6.19%	11,805	666	7.52%
Federal Home Loan Bank stock	820	4.50%	820	34	5.53%	820	48	7.80%
Loans, net	78,513	7.42%	73,198	4,304	7.84%	63,600	3,684	7.72%
Total interest-earning assets	118,942	6.56%	115,438	6,122	7.07%	112,388	6,093	7.23%
Noninterest-earning assets	13,068		10,112			8,018		
Total assets	$ 132,010		$ 125,550			$ 120,406		
Liabilities and Equity:								
Deposits								
Savings accounts	$ 33,291	1.25%	$ 31,217	$ 418	1.79%	$ 30,633	$ 468	2.04%
NOW accounts	4,490	0.50%	3,546	21	0.79%	2,454	27	1.47%
Money market accounts	2,865	1.50%	2,786	40	1.91%	2,712	43	2.11%
Certificate accounts	69,036	4.47%	69,780	2,721	5.20%	69,014	2,817	5.44%
Total deposits	109,682	3.25%	107,329	3,200	3.98%	104,813	3,355	4.27%
Federal Home Loan Bank advances	3,985	4.07%	959	31	4.31%	-	-	0.00%
Advances from borrowers for taxes and insurance	399	2.40%	243	5	2.74%	180	3	2.22%
Total interest-bearing liabilities	114,066	3.28%	108,531	3,236	3.98%	104,993	3,358	4.26%
Demand deposits	3,186		2,619			1,504		
Other liabilities	448		313			223		
Total liabilities	117,700		111,463			106,720		
Equity	14,310		14,087			13,686		
Total liabilities and equity	$ 132,010		$ 125,550			$ 120,406		
Net interest income/net interest rate spread				2,886	3.09%		2,735	2.97%
Net interest margin					3.33%			3.24%
Ratio of interest-earning assets to interest-bearing liabilities	104.27%		106.36%			107.04%		

Source: Offering Prospectus

The following chart illustrates that the Bank's spread and margin have increased from the year ended March 31, 2000 to the nine months ended December 31, 2001.

FIGURE 19 - SPREAD AND MARGIN CHART


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Spread
Margin
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

The Bank posted net income of $431 thousand for the nine months ended December 31, 2001, compared with $395 thousand for the nine months ended December 31, 2000. The increase is attributable to an increase in net interest income, a decrease in provisions for loan losses and an increase in noninterest income. However, this was partially offset by an increase in noninterest expense and tax expenses.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Nine Months Ended December 31,		For the Fiscal Year Ended March 31,	
	2001	2000	2001	2000
Selected Operating Data:	in thousands			
Interest income	$ 6,122	$ 6,093	$ 8,110	$ 7,893
Interest expense	3,236	3,358	4,514	4,237
Net interest income	2,886	2,735	3,596	3,656
Provision for loan losses	106	158	194	129
Net interest income after provision for loan losses	2,780	2,577	3,402	3,527
Total Noninterest income (loss)	279	178	278	166
Total Noninterest expense	2,384	2,215	3,021	2,637
Income (loss) before income taxe expense	675	540	659	1,056
Income tax expenses	244	145	168	359
Net income	$ 431	$ 395	$ 491	$ 697

Source: Offering Prospectus

The ROAA, consistent with net income, increased for the nine months ended December 31, 2001 annualized from the year ended March 31, 2001.

FIGURE 21 - PROFITABILITY TREND CHART


Net Income
ROAA
$697
$491
$575
$800
$700
$600
$500
$400
$300
$200
$100
$0
Income
$ in thousands
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
Mar-00
Mar-01
Dec-01

Source: Offering Prospectus

LEGAL PROCEEDINGS

The Bank, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues pertinent to the business of the Bank. The Bank is not involved in any pending legal proceedings other than routine foreclosures and legal proceedings occurring in the ordinary course of business. The Bank believes that these routine legal proceedings, in the aggregate, are immaterial to its financial condition and results of operation.

2. Market Area Analysis

MARKET AREA DEMOGRAPHICS

The following tables summarize the demographics for the Bank's markets. The analysis defines the Bank markets as a 1.0 mile radius around the Bank's four branch offices truncated for highways, rivers and market overlaps.


ENFIELD FS & LA
ENFIELD FS & LA
ENFIELD FS & LA
ENFIELD FS & LA

FIGURE 22 - POPULATION DEMOGRAPHICS

	660 Enfield	INDEX	268 Hazard	INDEX	54 Hazard	INDEX	112 Mountain	INDEX	MKT Total
POPULATION CHARACTERISTICS									
LAND AREA (miles)	1.75		2.58		2.31		3.12		9.77
POPULATION									
1990 CENSUS	6,949		2,663		2,716		934		13,262
2000 ESTIMATE	6,978		2,545		2,601		927		13,051
2005 PROJECTION	7,049		2,518		2,577		933		13,078
GROWTH 1990 TO 2000	0.42%	[illegible]	-4.44%	2.79	-4.21%	2.65	-0.78%	[illegible]	-1.59%
PROJECTED GROWTH 2000 TO 2005	1.01%	4.89	-1.03%	[illegible]	-0.92%	[illegible]	0.72%	3.47	0.21%
POPULATION DENSITY 2000 (persons / sq mile)	3,984.3	2.98	984.7	[illegible]	1,125.9	0.84	297.0	[illegible]	1,336.3
POPULATION BY SEX - 2000 EST	*6,978*		*2,545*		*2,601*		*927*		*13,051*
MALE	48.43%	0.99	49.28%	1.01	49.04%	1.01	48.41%	0.99	48.72%
FEMALE	51.57%	1.01	50.72%	0.99	50.96%	0.99	51.59%	1.01	51.28%
MARITAL STATUS (POP AGE 15+)	*5,225*		*2,039*		*2,080*		*757*		*10,101*
PERSONS SINGLE	54.17%	1.16	38.33%	0.82	39.32%	0.84	39.10%	0.84	46.78%
PERSONS MARRIED	45.83%	0.86	61.67%	1.16	60.68%	1.14	60.90%	1.14	53.22%
FEMALES NEVER MARRIED	14.06%	1.13	10.42%	0.84	11.09%	0.89	10.86%	0.87	12.48%
FEMALES MARRIED	22.62%	0.86	30.47%	1.16	30.05%	1.14	30.64%	1.16	26.33%
FEMALES WIDOWED/DIVORCED/SEPARATED	15.56%	1.20	10.04%	[illegible]	10.32%	[illegible]	10.66%	0.82	13.00%
MALES NEVER MARRIED	17.75%	1.15	12.77%	0.83	12.86%	0.83	13.51%	0.88	15.42%
MALES MARRIED	23.22%	0.86	31.20%	1.16	30.63%	1.14	30.26%	1.13	26.88%
MALES WIDOWED/DIVORCED/SEPARATED	6.79%	1.15	5.09%	0.87	5.05%	0.86	4.06%	[illegible]	5.88%
POPULATION BY AGE - 2000 EST	*6,978*		*2,545*		*2,601*		*927*		*13,051*
UNDER 6 YEARS	10.41%	1.14	7.79%	0.85	7.93%	0.87	6.83%	[illegible]	9.15%
6 TO 17 YEARS	18.83%	1.08	15.84%	0.91	15.81%	0.90	16.75%	0.96	17.50%
15 TO 24 YEARS	7.46%	1.02	7.01%	0.96	6.98%	0.95	8.10%	1.11	7.32%
25 TO 34 YEARS	15.98%	1.11	12.71%	0.88	13.06%	0.91	10.84%	[illegible]	14.39%
35 TO 44 YEARS	19.27%	1.02	18.96%	1.01	19.00%	1.01	14.52%	[illegible]	18.82%
45 TO 54 YEARS	9.82%	0.85	13.12%	1.14	13.03%	1.13	15.93%	1.38	11.54%
55 TO 64 YEARS	5.59%	[illegible]	10.43%	1.34	9.85%	1.27	11.19%	1.44	7.78%
65 + YEARS	12.64%	0.94	14.13%	1.05	14.34%	1.06	15.83%	1.17	13.50%
MEDIAN AGE	35.8	0.96	38.1	1.03	38.3	1.03	41.7	1.12	37.1
EDUCATION ATTAINMENT (POP AGE 25+)	*4,418*		*1,765*		*1,802*		*633*		*8,618*
ELEMENTARY	11.81%	1.39	4.82%	[illegible]	5.33%	[illegible]	4.93%	[illegible]	8.52%
SOME HIGH SCHOOL	17.19%	1.13	13.77%	0.91	14.44%	0.95	7.03%	[illegible]	15.17%
HIGH SCHOOL GRADUATE	36.83%	1.03	35.27%	0.99	34.79%	0.98	30.70%	0.86	35.63%
SOME COLLEGE	23.25%	0.90	30.06%	1.17	27.81%	1.08	25.09%	0.98	25.73%
COLLEGE DEGREE	10.92%	[illegible]	16.08%	1.08	17.62%	1.18	32.24%	2.16	14.95%
POPULATON BY RACE - 2000 EST	*6,978*		*2,545*		*2,601*		*927*		*13,051*
WHITE	90.56%	0.98	96.00%	1.03	95.32%	1.03	93.53%	1.01	92.78%
BLACK	2.44%	1.34	0.74%	[illegible]	1.11%	[illegible]	2.21%	1.21	1.83%
INDIAN	0.13%	0.92	0.14%	0.99	0.19%	1.32	0.11%	[illegible]	0.14%
ASIAN	2.27%	1.05	1.96%	0.91	1.86%	0.87	2.59%	1.21	2.15%
HISPANIC	4.61%	1.48	1.16%	[illegible]	1.52%	[illegible]	1.56%	[illegible]	3.10%
POPULATON BY ANCESTRY - 2000 EST									
MEXICAN	0.95%	1.57	0.15%	[illegible]	0.29%	[illegible]	0.18%	[illegible]	0.61%
CUBAN	0.13%	1.42	0.05%	[illegible]	0.03%	[illegible]	0.07%	[illegible]	0.09%
PUERTO RICAN	2.69%	1.60	0.53%	[illegible]	0.56%	[illegible]	0.42%	[illegible]	1.68%
ENGLISH/SCOTTISH	6.27%	[illegible]	13.42%	1.41	12.68%	1.33	14.38%	1.51	9.52%
FRENCH	14.03%	1.13	11.17%	0.90	11.08%	0.89	7.58%	[illegible]	12.43%
GERMAN	7.88%	0.96	9.00%	1.09	8.54%	1.04	8.01%	0.97	8.24%
GREEK	0.70%	1.25	0.21%	[illegible]	0.28%	[illegible]	1.25%	2.23	0.56%
IRISH	13.42%	0.92	16.26%	1.11	16.35%	1.12	14.20%	0.97	14.61%
ITALIAN	18.69%	1.19	12.04%	[illegible]	12.12%	[illegible]	13.02%	0.83	15.68%
POLISH	12.69%	1.04	10.51%	0.86	11.51%	0.95	14.71%	1.21	12.18%
PORTUGUESE	0.53%	[illegible]	1.17%	1.56	1.10%	1.47	0.28%	[illegible]	0.75%
RUSSIAN	0.34%	[illegible]	0.59%	1.11	0.85%	1.60	0.91%	1.71	0.53%
NORWEGIAN/SWEDISH	0.68%	[illegible]	0.97%	1.07	0.89%	0.99	2.38%	2.85	0.90%

Source: Claritas

FIGURE 23 - HOUSEHOLD CHARACTERISTICS

	660 Enfield	INDEX	268 Hazard	INDEX	54 Hazard	INDEX	112 Mountain	INDEX	MKT Total
HOUSEHOLD CHARACTERISTICS									
HOUSEHOLDS									
1990 CENSUS	2,846		1,018		1,041		349		5,254
2000 ESTIMATE	2,907		989		1,015		352		5,263
2005 PROJECTION	2,959		987		1,014		357		5,317
GROWTH 1990 TO 2000	2.15%	12.28	-2.78%	[redacted]	-2.53%	[redacted]	0.76%	4.37	0.17%
PROJECTED GROWTH 2000 TO 2005	1.78%	1.75	-0.24%	[redacted]	-0.10%	[redacted]	1.47%	1.45	1.02%
HOUSEHOLD SIZE	*2,907*		*989*		*1,015*		*352*		*5,263*
HHs WITH 1 PERSON	21.01%	1.25	12.30%	[redacted]	12.57%	[redacted]	12.71%	[redacted]	16.85%
HHs WITH 2 PERSONS	20.25%	1.01	19.75%	0.99	19.86%	0.99	19.79%	0.99	20.03%
HHs WITH 3-4 PERSONS	19.50%	1.01	19.33%	1.00	19.14%	0.99	18.45%	0.96	19.31%
HHs WITH 5+ PERSONS	5.04%	1.03	4.69%	0.96	4.75%	0.97	4.61%	0.94	4.88%
AVG PERSONS PER HH 1990	2.44	0.97	2.62	1.04	2.61	1.03	2.68	1.06	2.52
AVG PERSONS PER HH 2000 EST	2.40	0.97	2.57	1.04	2.56	1.03	2.64	1.06	2.48
AVG PERSONS PER HH 2005 PROJ	2.38	0.97	2.55	1.04	2.54	1.03	2.62	1.06	2.46
CHANGE 1990 TO 2000	-0.04	0.93	-0.04	1.01	-0.04	1.01	-0.04	0.92	-0.04
HOUSEHOLDS BY TYPE - 2000 EST									
FAMILY HOUSEHOLDS	59.92%	0.92	71.50%	1.10	70.98%	1.09	71.87%	1.11	65.03%
NON-FAMILY HOUSEHOLDS	40.08%	1.15	28.50%	0.82	29.02%	0.83	28.13%	0.80	34.97%
PERSONS IN GROUP QUARTERS	0.85%	1.12	0.15%	[redacted]	0.20%	[redacted]	3.34%	4.37	0.76%
HOUSEHOLDS WITH CHILDREN	*2,907*		*989*		*1,015*		*352*		*5,263*
HOUSEHOLDS WITH CHILDREN	31.33%	1.01	31.12%	1.00	30.59%	0.98	31.39%	1.01	31.15%
HOUSEHOLDS WITHOUT CHILDREN	68.67%	1.00	68.88%	1.00	69.41%	1.01	68.61%	1.00	68.85%
HOUSEHOLDS BY INCOME - 2000 EST	*2,907*		*989*		*1,015*		*352*		*5,263*
UNDER $15,000	16.80%	1.36	7.22%	[redacted]	6.69%	[redacted]	6.81%	[redacted]	12.38%
$15,000 TO $25,000	14.27%	1.32	6.57%	[redacted]	6.93%	[redacted]	5.64%	[redacted]	10.83%
$25,000 TO $35,000	15.42%	1.24	9.09%	[redacted]	9.26%	[redacted]	6.98%	[redacted]	12.48%
$35,000 TO $50,000	17.76%	1.04	16.33%	0.96	17.05%	1.00	13.19%	[redacted]	17.05%
$50,000 TO $75,000	24.78%	0.92	30.49%	1.14	30.00%	1.12	24.05%	0.90	26.81%
$75,000 TO $100,000	7.80%	[redacted]	20.01%	1.56	18.91%	1.48	16.20%	1.27	12.80%
$100,000 TO $150,000	2.78%	[redacted]	8.27%	1.40	9.20%	1.56	15.56%	2.64	5.90%
$150,000 TO $250,000	0.34%	[redacted]	1.54%	1.25	1.52%	1.23	6.94%	5.63	1.23%
$250,000 TO $500,000	0.03%	[redacted]	0.33%	0.99	0.33%	0.99	2.84%	8.53	0.33%
$500,000 OR MORE	0.01%	[redacted]	0.14%	[redacted]	0.12%	[redacted]	1.78%	10.21	0.17%
AVERAGE HOUSEHOLD INCOME - 1990	$34,893	0.84	$47,241	1.14	$44,872	1.08	$68,816	1.66	$41,406
AVERAGE HOUSEHOLD INCOME - 2000 EST	$44,246	0.81	$65,500	1.19	$60,349	1.10	$96,794	1.76	$54,858
GROWTH 1990 TO 2000	26.80%	0.82	38.65%	1.19	34.49%	1.06	40.66%	1.25	32.49%
AVERAGE HOUSEHOLD WEALTH - 2000 EST	$120,566	[redacted]	$215,865	1.31	$199,133	1.21	$289,796	1.76	$164,941
AVERAGE HOUSEHOLD WEALTH - 2005 PROJ	$131,111	[redacted]	$247,112	1.35	$226,352	1.23	$315,214	1.72	$183,588
PROJ GROWTH 2000 TO 2005	8.75%	[redacted]	14.48%	1.28	13.67%	1.21	8.77%	[redacted]	11.30%
HOUSEHOLDS BY INCOME SOURCE									
AGGREGATE INCOME - 2000 (IN MILLIONS)	$65		$105		$106		$146		$422
AGG HH INC: SELF-EMPLOYMENT	2.57%	[redacted]	3.63%	0.85	2.85%	[redacted]	14.30%	3.34	4.29%
AGG HH INC: WAGES OR SALARY	92.33%	1.03	91.17%	1.02	91.43%	1.02	72.68%	0.81	89.49%
AGG HH INC: INT/DIV/RENT/ROYALTY	5.09%	0.82	5.20%	0.84	5.72%	0.92	13.02%	2.09	6.22%
HOUSEHOLDS BY NUMBER OF VEHICLES	*2,907*		*989*		*1,015*		*352*		*5,263*
NO VEHICLES	14.11%	1.47	3.93%	[redacted]	4.14%	[redacted]	4.38%	[redacted]	9.62%
1 VEHICLE	39.85%	1.15	28.07%	0.81	28.97%	0.84	25.84%	[redacted]	34.60%
2 VEHICLES	34.36%	0.87	45.41%	1.15	46.24%	1.17	45.92%	1.16	39.50%
3+ VEHICLES	11.68%	[redacted]	22.60%	1.39	20.65%	1.27	23.86%	1.47	16.28%

Source: Claritas

MARKET AREA DEPOSIT CHARACTERISTICS

The Bank's branches, as mentioned earlier, are located in Hartford County, Connecticut. Due to the nature of the Bank's service area, the following charts display the market share for each of the Bank's current markets.

FIGURE 24 – 660 ENFIELD MARKET SHARE

660 Enfield: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$189,060	100.00%	($9,141)	-4.61%	$47,265	4	1.00
Commercial Banks	$68,795	36.39%	($597)	-0.86%	$68,795	1	1.46
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$119,494	63.20%	($8,558)	-6.68%	$59,747	2	1.26
Credit Unions	$771	0.41%	$14	1.85%	$771	1	[redacted]

660 Enfield: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$189,060	100.00%	($9,141)	-4.61%	$47,265	4	1.00
SOVEREIGN BK	$54,368	28.76%	($12,027)	-18.11%	$54,368	1	1.15
ENFIELD FCU	$771	0.41%	$14	1.85%	$771	1	[redacted]
ENFIELD FS & LA	$65,126	34.45%	$3,469	5.63%	$65,126	1	1.38
FLEET NB	$68,795	36.39%	($597)	-0.86%	$68,795	1	1.46

FIGURE 25 – 268 HAZARD MARKET SHARE

268 Hazard: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$58,832	100.00%	($2,339)	-3.82%	$29,416	2	1.00
Commercial Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Savings Banks	$44,060	74.89%	($3,189)	-6.75%	$44,060	1	1.50
Thrifts	$14,772	25.11%	$850	6.11%	$14,772	1	[redacted]
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

268 Hazard: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$58,832	100.00%	($2,339)	-3.82%	$29,416	2	1.00
ENFIELD FS & LA	$14,772	25.11%	$850	6.11%	$14,772	1	[redacted]
SAVINGS BK OF ROCKVILLE	$44,060	74.89%	($3,189)	-6.75%	$44,060	1	1.50

FIGURE 26 – 54 HAZARD MARKET SHARE

54 Hazard: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$284,888	100.00%	$59,827	26.58%	$28,489	10	1.00
Commercial Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Savings Banks	$161,200	56.58%	$65,147	67.82%	$32,240	5	1.13
Thrifts	$95,601	33.56%	($10,257)	-9.69%	$31,867	3	1.12
Credit Unions	$28,087	9.86%	$4,937	21.33%	$14,044	2	[redacted]

54 Hazard: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$284,888	100.00%	$59,827	26.58%	$28,489	10	1.00
SOVEREIGN BK	$11,562	4.06%	($5,255)	-31.25%	$11,562	1	[redacted]
CITIBANK, FSB	$0	0.00%	$0	0.00%	$0	0	[redacted]
ENFIELD COMMUNITY FCU	$9,884	3.47%	$1,907	23.91%	$9,884	1	[redacted]
ENFIELD FS & LA	$18,543	6.51%	$502	2.78%	$18,543	1	[redacted]
WEBSTER BANK	$65,496	22.99%	($5,504)	-7.75%	$65,496	1	2.30
PEOPLES BK	$90,880	31.90%	$44,408	95.56%	$45,440	2	1.60
SAVINGS BK OF MANCHESTER	$31,429	11.03%	$4,019	14.66%	$31,429	1	1.10
SAVINGS BK OF ROCKVILLE	$9,570	3.36%	$9,570	0.00%	$9,570	1	[redacted]
SAVINGS INSTITUTE	$29,321	10.29%	$7,150	32.25%	$29,321	1	1.03
TOBACCO VALLEY TEACHERS F	$18,203	6.39%	$3,030	19.97%	$18,203	1	[redacted]

FIGURE 27 – 112 MOUNTAIN HAZARD MARKET SHARE

112 Mountain: Market Share by Institution Type

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$90,621	100.00%	($65,276)	-41.87%	$30,207	3	1.00
Commercial Banks	$9,297	10.26%	($64,457)	-87.39%	$9,297	1	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$81,324	89.74%	($819)	-1.00%	$40,662	2	1.35
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

112 Mountain: Market Share by Institution

Institution	Total 2001	Mkt Share 2001	$ Growth 1997 - 2001	% Growth 1997 - 2001	Avg Branch 2001	Count	Branch Perf Index
Total	$90,621	100.00%	($65,276)	-41.87%	$30,207	3	1.00
ENFIELD FS & LA	$11,827	13.05%	$3,130	35.99%	$11,827	1	[redacted]
FIRST NB OF SUFFIELD	$9,297	10.26%	($64,457)	-87.39%	$9,297	1	[redacted]
WEBSTER BANK	$69,497	76.69%	($3,949)	-5.38%	$69,497	1	2.30

Source: Sheshunoff & FDIC data, FinPro calculations.

3. Comparisons With Publicly Traded Thrifts

INTRODUCTION

This chapter presents an analysis of the Bank's operations against a Comparable Group of publicly traded savings institutions. The Comparable Group was selected from a universe of 261 public thrifts as of February 5, 2002. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the fair market valuation of the Bank. Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank to-be-issued common stock.

SELECTION SCREENS

Due to the small size of the Bank, when selecting the Comparables, it was determined that the balance sheet size of the institution was of greater importance than geography. **The selection screens utilized to identify possible Comparables from the list of 261 public thrifts at February 5, 2002 included:**


Query: SEC/Public temp1_

	Connector	Field	Comparison	Value
1		Conversion Type	Does Not Equal (<>)	Mutual Holding Co
2	And	IPO Date	Earlier Than (<)	12/31/2000
3	And	Total Assets.MstRctQtr.Restated	Less Than or Equal	140000
4	And	Total Assets.MstRctQtr.Restated	Greater Than or Equ	110000
5	And	Merger or Acquisition Target?	Is (=)	False

Value
Formula
Line
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Applying these criteria against the 261 public thrifts resulted in the following 14 institutions.

FIGURE 28 - COMPARABLE GROUP

		Corporate			
Ticker	Short Name	Exchange	City	State	Number of Offices
	Comparable Thrift Data				
ASBP	ASB Financial Corp.	NASDAQ	Portsmouth	OH	1
CBES	CBES Bancorp, Inc.	NASDAQ	Excelsior Springs	MO	3
CIBI	Community Investors Bancorp, Inc.	NASDAQ	Bucyrus	OH	3
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	2
GCFC	Grand Central Financial Corp.	NASDAQ	Wellsville	OH	4
PEDE	Great Pee Dee Bancorp, Inc.	NASDAQ	Cheraw	SC	2
HFFB	Harrodsburg First Financial Bancorp, Inc.	NASDAQ	Harrodsburg	KY	4
HLFC	Home Loan Financial Corporation	NASDAQ	Coshocton	OH	3
HSTD	Homestead Bancorp, Inc.	NASDAQ	Ponchatoula	LA	3
LXMO	Lexington B&L Financial Corp.	NASDAQ	Lexington	MO	3
LOGN	Logansport Financial Corp.	NASDAQ	Logansport	IN	1
NBSI	North Bancshares, Inc.	NASDAQ	Chicago	IL	2
PSFC	Peoples-Sidney Financial Corporation	NASDAQ	Sidney	OH	4
SOBI	Sobieski Bancorp, Inc.	NASDAQ	South Bend	IN	3

SELECTION CRITERIA

Excluded from the Comparable Group were institutions that were involved in pending mergers or acquisitions. Also, institutions that completed their conversions after December 31, 2000 were also excluded as the earnings of newly converted institutions do not reflect a full years benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward respectively.

In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. The goal of the selection criteria process is to find those institutions that most closely match those of the Bank. None of the Comparables selected will be exact clones of the Bank.

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $115.1 million to $138.6 million in total assets with a median of $130.9 million. *The Bank's asset size was $132.0 million as of December 31, 2001 and will be $137.0 million on a pro forma basis at the midpoint of the estimated valuation range.*

2. Profitability The Comparable Group had a median ROAA of 0.69% and a median ROAE of 4.83% for the most recent quarter available. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of negative 0.41% to a high of 1.17%, while the ROAE measure ranged from a low of negative 3.86% to a high of 9.20%. *The Bank had a ROAA of 0.46% and an ROAE of 4.08 for the nine months annualized ending December 31, 2001.*

3. Capital Level The Comparable Group had a median equity to assets ratio of 12.01% with a high of 20.74% and a low of 9.90%. *At December 31, 2001, the Bank had an equity to assets ratio of 10.84%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 14.11%.*

4. Balance Sheet Mix *At December 31, 2001, the Bank had a net loan to asset ratio of 59.48%.* The median loan to asset ratio for the Comparables was 76.32%, ranging from a low of 57.94% to a high of 89.57%. On the liability side, *the Bank's deposit to asset ratio was 85.50% at December 31, 2001* while the Comparable median was 66.92% ranging from 44.34% to 84.82%. Additionally, *the Bank's borrowings to assets ratio was 3.02% as of December 31, 2001* and the Comparable median borrowings to assets ratio was 18.55% with a range of 3.06% to 44.92%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. The also affect expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after December 31, 2000, were excluded since the earnings of a newly converted institution do not reflect a full year's benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

COMPARABLE GROUP PROFILES

- **ASB Financial Corp.** ASBP is a SAIF insured institution that had $138.6 million in total assets, is headquartered in Portsmouth, Ohio, and operates one branch. ASBP has an equity to assets ratio of 10.81%, a ROAE of 8.48% and a borrowings to assets ratio of 3.06%. ASBP had the largest deposits to assets ratio of the Comparable Group, 84.82% and a loans to deposits ratio of 88.88%. ASB Financial was selected to the Group based on its asset size, deposits to assets ratio, borrowings to assets ratio and equity to assets ratio.
- **CBES Bancorp, Inc.** CBES is a SAIF insured institution that had $127.4 million in total assets, is headquartered in Excelsior Springs, Missouri, and operates 3 branches. CBES has an equity to assets ratio of 11.43% and the lowest ROAE, negative 3.86%. CBES had the second highest deposits to assets ratio, 80.81%, a borrowings to assets ratio of 7.07% and a loans to deposits ratio of 85.48%. CBES Bancorp was selected to the Group based on its total assets, number of offices, deposits to assets ratio, borrowings to assets ratio and equity to assets ratio.
- **Community Investors Bancorp, Inc.** CIBI is a SAIF insured thrift that operates 3 offices, is headquartered in Bucyrus, Ohio, and had the smallest asset size of the Comparable Group, $115.1. CIBI had a loans to assets ratio of 82.59%, and a deposits to assets ratio of 70.59%. CIBI had an equity to assets ratio of 10.34%. Community Investors was selected as a comparable based on its asset level, equity to assets ratio, and number of offices.

- **FFD Financial Corporation** FFDF is a SAIF insured institution with 2 offices, is headquartered in Dover, Ohio, and had total assets of $130.7 million. FFDF had a loans to assets ratio of 84.38% and a loans to deposits ratio of 119.08%. In addition, FFDF had a deposits to assets ratio of 70.85% and an equity to assets ratio of 10.34%. FFD Financial was selected as a comparable based on its asset size and equity to assets ratio.
- **Grand Central Financial Corp.** GCFC is a SAIF insured institution with 4 offices, is headquartered in Wellsville, Ohio, and had total assets of $131.1 million. GCFC had the second lowest loan to assets ratio, 60.03%, and had a loans to deposits ratio of 102.70%. GCFC had the second lowest level of deposits to assets, 58.45%, and an equity to assets ratio of 13.90%. Grand Central Financial was selected as a comparable based on number of offices, asset size and loan to assets ration.
- **Great Pee Dee Bancorp, Inc.** PEDE is a SAIF insured institution with 2 offices, is headquartered in Cheraw, South Carolina, and had the third lowest asset level of the group, $121.8 million. PEDE had the second highest level of loans to assets, 85.35% and a loan to deposits ratio of 131.20%. In addition, PEDE has grown loans 22.58% during the last twelve months. PEDE had a deposits to assets ratio of 65.05% and had the highest equity to assets ratio, 20.74%. Great Pee Dee was selected as a comparable based on its asset size and loan growth rate.
- **Harrodsburg First Financial Bancorp, Inc.** HFFB is a SAIF insured institution with 4 offices, is headquartered in Harrodsburg, Kentucky, and had an asset level of $136.5 million. HFFB had a loans to assets of 77.26% and a loans to deposits ratio of 102.46%. HFFB had the second highest equity to assets ratio of the Comparable Group, 16.34%, a deposits to assets ratio of 75.41% and a borrowings to assets ratio of 5.13%. In addition, HFFB had an efficiency ratio of 80.65%, an overhead ratio of 79.12% and an ROAA of 0.41%. Harrodsburg First was selected as a comparable based on its number of offices, asset size, efficiency and overhead ratios, ROAA and borrowings to assets.
- **Home Loan Financial Corporation** HLFC is a SAIF insured institution with 3 offices, headquartered in Coshocton, Ohio, and had $126.1 million in assets. HLFC had a loan to assets ratio of 83.22% and a loans to deposits ratio of 142.15%. HLFC had a deposits to assets ratio of 58.55% and an equity to assets ratio of 15.66%. In addition, HLFC had a noninterest income to average assets ratio of 0.37% and a noninterest expense to average assets ratio of 2.52%. Home Loan Financial was selected to the Group based on the number of offices, asset size and the level of noninterest income and noninterest expense.

- **Homestead Bancorp, Inc.** HSTD is a SAIF insured thrift that is headquartered in Ponchatoula, Louisiana, operates 3 branches, and had $120.0 million in assets. HSTD had the largest loan to deposits ratio, 147.46%, and the lowest deposit to assets ratio, 44.34%. HSTD had a loans to assets ratio of 65.38% and an equity to assets ratio of 10.27%. HSTD had a nonperforming loans to loans ratio of 0.25% and a reserves to nonperforming loans of 170.35%. In addition, HSTD had an efficiency and overhead ratio of 79.95% and 76.17% respectively. Homestead Bancorp was included as a comparable based on its asset size, loan to asset ratio, equity to assets ratio and level of nonperforming loans.

- **Lexington B&L Financial Corp.** LXMO is a SAIF insured thrift that is headquartered in Lexington, Missouri, operates 3 branches, and had $126.4 million in assets. LXMO had a deposits to assets ratio of 79.22% and an equity to assets ratio of 11.52%. LXMO had a borrowing to assets ratio, 8.24%, the lowest loans to assets ratio, 57.94%, and a loans to deposits ratio of 73.13%. Lexington B&L was included as a comparable based on its asset size, loans to assets, deposits to assets and borrowings to assets ratios.

- **Logansport Financial Corp.** LOGN is a SAIF insured institution that operates one office, is headquartered in Logansport, Indiana, and had assets of $138.1 million. LOGN had a loan to assets ratio of 81.72%, a loan to deposits ratio of 134.48% and a deposits to assets ratio of 60.77%. LOGN had an equity to assets ratio of 12.60%. Logansport Financial was selected as a comparable based on its asset size and equity to assets ratio.

- **North Bancshares, Inc.** NBSI is a SAIF insured institution with 2 offices, is headquartered in Chicago, Illinois, and had $136.3 million in total assets. NBSI had the lowest equity to assets ratio, 9.90%. NBSI also had a loans to assets ratio of 68.76%, a loans to deposits ratio of 107.18% and a deposits to assets ratio of 64.16%. In addition, NBSI had zero noperforming loans, an efficiency ratio of 79.56% and an overhead ratio of 77.31%. NBSI was selected as a comparable based on its asset size, low level of nonperforming loans, efficiency ratio and overhead ratio.

- **Peoples-Sidney Financial Corporation** PSFC is a SAIF insured institution with 4 offices, is headquartered in Sidney, Ohio, and had assets of $137.4 million. PSFC had the highest loans to assets ratio, 89.57%, and had a loans to deposits ratio of 130.21%. In addition, PSFC had a deposits to assets ratio of 68.79% and an equity to assets ratio of 12.50%. PSFC had a ROAA of 0.41% and grew assets over the last twelve months 9.14%. Peoples-Sidney was selected to the group based on its asset size, number of offices, ROAA, and asset growth rate.

- **Sobieski Bancorp, Inc.** SOBI is a SAIF insured institution with 3 offices, is headquartered in South Bend, Indiana, and had assets of $131.8 million. SOBI had a loans to assets ratio of 71.37%, a loans to deposits ratio of 111.43% and a deposits to assets ratio of 64.04%. In addition, SOBI had an equity to assets ratio of 10.09%, a return on average assets (ROAA) of 0.54% and a return on average equity (ROAE) of 5.37%. Sobieski was selected to the group based on its asset size, number of offices, equity to assets ratio, ROAA and ROAE.

All data presented in Figure 29 is from SNL Securities utilizing the most recent quarter for balance sheet and income statement related items. All data for the Bank is from the offering circular.

FIGURE 29 - KEY FINANCIAL INDICATORS

	The Bank	*Comparable Group Quarter Median (Most Recent Quarter)*
Balance Sheet Data		
Gross Loans to Deposits	70.17%	109.02%
Total Net Loans to Assets	59.48%	72.21%
Deposits to Assets	85.50%	67.95%
Borrowed Funds to Assets	3.02%	20.75%
Balance Sheet Growth		
Asset Growth Rate	9.84%	5.72%
Loan Growth Rate	24.39%	6.87%
Deposit Growth Rate	5.40%	5.88%
Capital		
Equity to Assets	10.84%	11.48%
Tangible Equity to Assets	10.84%	11.48%
Intangible Assets to Equity	0.00%	0.00%
Regulatory Core Capital to Assets	10.78%	9.65%
Equity + Reserves to Assets	11.36%	11.92%
Total Capital to Risk Adjusted Assets	20.77%	17.00%

	The Bank	*Comparable Group Quarter Median (Most Recent Quarter)*
Asset Quality		
Non-Performing Loans to Loans	0.37%	0.42%
Reserves to Non-Performing Loans	233.56%	95.78%
Non-Performing Assets to Assets	0.28%	0.23%
Non-Performing Assets to Equity	2.60%	1.92%
Reserves to Net Loans	0.86%	0.49%
Reserves to Non-Performing Assets + 90 Days Del.	183.33%	51.60%
Profitability		
Return on Average Assets	0.46%	0.72%
Return on Average Equity	4.08%	5.48%
Income Statement		
Yield on Average Earning Assets	7.07%	7.07%
Cost of Interest Bearing Liabilities	3.98%	4.75%
Net Interest Spread	3.09%	2.46%
Net Interest Margin	3.33%	2.97%
Noninterest Income to Average Assets	0.30%	0.36%
Noninterest Expense to Average Assets	2.53%	2.15%
Efficiency Ratio	75.32%	64.53%
Overhead Ratio	72.94%	60.28%

Source: The Bank Offering Circular, FinPro calculations and SNL Securities
Note: All of the Bank data is at or for the annualized nine months ended December 31, 2001.
Note: All of the Comparable data is as of or for the most recent quarter.

4. Market Value Determination

COMPARABLE GROUP ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments delineated in this section are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. A potential investor includes depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based, but the major ones utilized for purposes of this report include:

- Balance Sheet Strength
- Asset Quality
- Earnings Quality, Predictability and Growth
- Dividends
- Liquidity of the Issue
- Recent Regulatory Matters
- Market for Seasoned Thrift Stocks
- Acquisition Market
- Management
- Market Area
- Interest Rate Risk
- Subscription Interest
- Offering Size

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

The Bank's value is further adjusted for other adjustments as shown in Section 5. The resultant values are then compared to recent conversions, state totals, and national totals for reasonableness and appropriateness.

After adjusting the Bank's market value in relation to the Comparable Group, consideration was given to the type of conversion the Bank is undertaking. In this particular case it was appropriate to compare and adjust the Bank's market value in relation to the performance of other fully converted institutions.

BALANCE SHEET STRENGTH

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as bank liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following tables summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 30 - KEY BALANCE SHEET DATA

		Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data					
ASBP	ASB Financial Corp.	138,628	88.88	75.38	84.82	3.06
CBES	CBES Bancorp, Inc.	127,361	85.48	69.08	80.81	7.07
CIBI	Community Investors Bancorp, Inc.	115,086	117.00	82.59	70.59	18.63
FFDF	FFD Financial Corporation	130,682	119.08	84.38	70.85	15.84
GCFC	Grand Central Financial Corp.	131,065	102.70	60.03	58.45	26.79
PEDE	Great Pee Dee Bancorp, Inc.	121,771	131.20	85.35	65.05	13.96
HFFB	Harrodsburg First Financial Bancorp, Inc.	136,541	102.46	77.26	75.41	5.13
HLFC	Home Loan Financial Corporation	126,060	142.15	83.22	58.55	24.97
HSTD	Homestead Bancorp, Inc.	120,013	147.46	65.38	44.34	44.92
LXMO	Lexington B&L Financial Corp.	126,389	73.13	57.94	79.22	8.24
LOGN	Logansport Financial Corp.	138,065	134.48	81.72	60.77	26.01
NBSI	North Bancshares, Inc.	136,302	107.18	68.76	64.16	23.29
PSFC	Peoples-Sidney Financial Corporation	137,374	130.21	89.57	68.79	18.46
SOBI	Sobieski Bancorp, Inc.	131,805	111.43	71.37	64.04	24.28
	Average	129,796	113.77	75.15	67.56	18.62
	Median	130,874	114.22	76.32	66.92	18.55
	Maximum	138,628	147.46	89.57	84.82	44.92
	Minimum	115,086	73.13	57.94	44.34	3.06
	New England Bancshares, Inc.	132,010	70.17	59.48	85.50	3.02
	Variance to the Comparable Median	1,137	(44.05)	(16.84)	18.58	(15.53)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Composition - The Bank's net loan to asset ratio of 59.48% is below the Comparable Group median of 76.32%.

Funding Mix - The Bank is funded through deposits, 85.50% of assets. The Bank's borrowings to assets ratio is 3.02%. The Comparable Group has a deposits to assets ratio of 66.92% and a borrowings to asset ratio of 18.55%.

Liquidity - The liquidity of the Bank and the Comparable Group appear similar and were sufficient to meet all regulatory guidelines.

The Bank is at an advantage with respect to the asset and loan growth rate, however, deposits have not grown as quickly as the Comparable Group median.

FIGURE 31 - BALANCE SHEET GROWTH DATA

		Balance Sheet Growth as of the MRQ		
Ticker	Short Name	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)
	Comparable Thrift Data			
ASBP	ASB Financial Corp.	(8.13)	(3.57)	(9.34)
CBES	CBES Bancorp, Inc.	(55.08)	(56.98)	(56.77)
CIBI	Community Investors Bancorp, Inc.	2.65	1.47	5.75
FFDF	FFD Financial Corporation	(7.26)	9.17	6.93
GCFC	Grand Central Financial Corp.	(9.85)	(14.13)	3.35
PEDE	Great Pee Dee Bancorp, Inc.	19.91	22.58	8.18
HFFB	Harrodsburg First Financial Bancorp, Inc.	41.37	15.07	48.44
HLFC	Home Loan Financial Corporation	11.97	12.35	14.80
HSTD	Homestead Bancorp, Inc.	16.82	(4.61)	49.10
LXMO	Lexington B&L Financial Corp.	20.58	28.07	26.61
LOGN	Logansport Financial Corp.	1.00	(0.63)	4.95
NBSI	North Bancshares, Inc.	(16.21)	6.96	8.22
PSFC	Peoples-Sidney Financial Corporation	9.14	6.27	13.81
SOBI	Sobieski Bancorp, Inc.	10.55	23.53	27.44
	Average	2.68	3.25	10.82
	Median	5.90	6.62	8.20
	Maximum	41.37	28.07	49.10
	Minimum	(55.08)	(56.98)	(56.77)
	New England Bancshares, Inc.	9.47	20.49	5.84
	Variance to the Comparable Median	3.58	13.87	(2.36)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 32 - CAPITAL DATA

		Capital as of The Most Recent Quarter					
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)
	Comparable Thrift Data						
ASBP	ASB Financial Corp.	10.81	10.81	0.00	9.17	11.32	15.72
CBES	CBES Bancorp, Inc.	11.43	11.43	0.00	NA	13.00	NA
CIBI	Community Investors Bancorp, Inc.	10.34	10.34	0.00	9.86	10.79	17.31
FFDF	FFD Financial Corporation	12.60	12.60	0.00	11.60	13.08	15.83
GCFC	Grand Central Financial Corp.	13.90	13.90	0.00	17.61	14.13	34.18
PEDE	Great Pee Dee Bancorp, Inc.	20.74	19.62	6.75	18.48	21.27	28.72
HFFB	Harrodsburg First Financial Bancorp, Inc.	16.34	16.12	1.60	10.80	16.64	18.76
HLFC	Home Loan Financial Corporation	15.66	15.66	0.00	11.50	16.04	18.95
HSTD	Homestead Bancorp, Inc.	10.27	10.27	0.00	9.36	10.56	19.28
LXMO	Lexington B&L Financial Corp.	11.52	10.96	5.42	NA	12.09	NA
LOGN	Logansport Financial Corp.	12.60	12.60	0.00	NA	13.42	NA
NBSI	North Bancshares, Inc.	9.90	9.90	0.00	NA	10.12	NA
PSFC	Peoples-Sidney Financial Corporation	12.50	12.50	0.00	9.80	12.99	14.80
SOBI	Sobieski Bancorp, Inc.	10.09	10.09	0.00	7.90	10.48	14.03
	Average	12.76	12.63	0.98	11.61	13.28	19.76
	Median	12.01	11.97	0.00	10.33	13.00	18.04
	Maximum	20.74	19.62	6.75	18.48	21.27	34.18
	Minimum	9.90	9.90	0.00	7.90	10.12	14.03
	New England Bancshares, Inc.	10.84	10.79	0.00	10.79	11.36	21.65
	Variance to the Comparable Median	(1.17)	(1.18)	0.00		(1.64)	3.62

Sources: SNL and Offering Circular Data, FinPro Computations

<u>Capitalization</u> - The Comparable Group's median equity to assets ratio of 12.01% is higher than the Bank's ratio of 10.84%. The Bank's pro forma equity to assets ratio is projected to be 14.11% at the midpoint of the valuation range.

<u>Intangible Levels</u> - One of the most important factors influencing market values is the level of intangibles that an institution carries on its books. Thrifts trade more on tangible book than on book. Three of the Comparables have intangible assets. The Bank had no intangible assets.

The Bank's loan to asset ratio is well below the Comparable median while the deposit to asset ratio is above the Comparable level. The Bank has a lower level borrowings and equity, as a percentage of assets, relative to the Comparable Group. The Bank has been able to grow loans and assets faster than the Comparable Group, however, deposit growth has lagged. Based on these factors, no adjustment is warranted for balance sheet strength.

ASSET QUALITY

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 33 - ASSET QUALITY TABLE

		Asset Quality as of The Most Recent Quarter					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
ASBP	ASB Financial Corp.	0.97	69.54	0.73	6.75	0.67	67.08
CBES	CBES Bancorp, Inc.	NA	NA	NA	NA	2.27	NA
CIBI	Community Investors Bancorp, Inc.	0.65	84.39	0.53	5.17	0.55	NA
FFDF	FFD Financial Corporation	0.11	544.83	0.09	0.70	0.57	544.83
GCFC	Grand Central Financial Corp.	0.45	87.01	0.34	2.48	0.39	68.14
PEDE	Great Pee Dee Bancorp, Inc.	1.15	53.58	1.02	4.90	0.62	51.98
HFFB	Harrodsburg First Financial Bancorp, Inc.	0.00	NM	0.00	0.00	0.39	185.14
HLFC	Home Loan Financial Corporation	0.11	404.31	0.09	0.59	0.45	154.28
HSTD	Homestead Bancorp, Inc.	0.25	170.35	0.25	2.47	0.43	111.51
LXMO	Lexington B&L Financial Corp.	0.94	104.20	0.55	4.75	0.98	89.44
LOGN	Logansport Financial Corp.	1.73	58.11	1.46	11.57	1.00	56.23
NBSI	North Bancshares, Inc.	0.00	NM	0.00	0.00	0.32	NM
PSFC	Peoples-Sidney Financial Corporation	0.64	86.02	0.57	4.58	0.55	53.06
SOBI	Sobieski Bancorp, Inc.	1.83	30.14	1.39	13.76	0.55	28.42
	Average	0.68	153.86	0.54	4.44	0.70	128.19
	Median	0.64	86.02	0.53	4.58	0.55	68.14
	Maximum	1.83	544.83	1.46	13.76	2.27	544.83
	Minimum	0.00	30.14	0.00	0.00	0.32	28.42
	New England Bancshares, Inc.	0.37	233.56	0.28	2.60	0.86	183.33
	Variance to the Comparable Median	(0.27)	147.54	(0.25)	(1.98)	0.31	115.19

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank has a lower level of non-performing loans ("NPL") to total loans at 0.37% when compared to the Comparable Group median at 0.64%. The Bank had a non-performing assets to assets ratio of 0.28%, which was lower than the Comparable median of 0.53%. The Bank's reserve level, 0.86% of total loans, is above the Comparable median of 0.55% of loans. The Bank's level of reserves to NPL's, at 233.56%, is above that of the Comparable Group, at 86.02%. The Bank's stronger asset quality warrants a slight upward adjustment.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank posted net income of $491 thousand for the fiscal year ended March 31, 2001 and an annualized net income of $575 thousand for the nine months ended December 31, 2001.

FIGURE 34 - NET INCOME TREND


Net Income
$800
$700
$600
$500
$400
$300
$200
$100
$0
$ in thousands
$697
$491
$575
Mar-00
Mar-01
Dec-01

Sources: Offering Circular

The return on average assets and return on average equity ratios are below the Comparable Group medians.

FIGURE 35 - PROFITABILITY DATA

		Profitability as of The Most Recent Quarter	
Ticker	Short Name	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
ASBP	ASB Financial Corp.	0.89	8.48
CBES	CBES Bancorp, Inc.	(0.41)	(3.86)
CIBI	Community Investors Bancorp, Inc.	0.95	9.20
FFDF	FFD Financial Corporation	1.05	8.37
GCFC	Grand Central Financial Corp.	0.83	6.07
PEDE	Great Pee Dee Bancorp, Inc.	0.91	4.29
HFFB	Harrodsburg First Financial Bancorp, Inc.	0.41	2.36
HLFC	Home Loan Financial Corporation	1.17	7.49
HSTD	Homestead Bancorp, Inc.	0.36	3.49
LXMO	Lexington B&L Financial Corp.	0.49	4.18
LOGN	Logansport Financial Corp.	1.01	7.84
NBSI	North Bancshares, Inc.	0.33	3.41
PSFC	Peoples-Sidney Financial Corporation	0.41	3.22
SOBI	Sobieski Bancorp, Inc.	0.54	5.37
	Average	0.64	4.99
	Median	0.69	4.83
	Maximum	1.17	9.20
	Minimum	(0.41)	(3.86)
	New England Bancshares, Inc.	0.46	4.08
	Variance to the Comparable Median	(0.23)	(0.75)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 36 - INCOME STATEMENT DATA

		Income Statement as of The Most Recent Quarter							
Ticker	Short Name	Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ASBP	ASB Financial Corp.	6.83	4.33	2.50	2.97	0.42	2.00	59.85	54.09
CBES	CBES Bancorp, Inc.	7.26	4.54	2.72	2.96	0.60	3.43	92.35	90.72
CIBI	Community Investors Bancorp, Inc.	7.92	4.70	3.22	3.38	0.28	1.84	54.11	50.06
FFDF	FFD Financial Corporation	6.95	4.21	2.74	3.26	0.34	1.77	49.66	44.31
GCFC	Grand Central Financial Corp.	6.93	4.52	2.41	3.00	0.28	1.97	60.99	57.24
PEDE	Great Pee Dee Bancorp, Inc.	7.58	4.82	2.76	3.64	0.63	2.45	56.27	48.37
HFFB	Harrodsburg First Financial Bancorp, Inc.	7.05	5.11	1.94	2.82	0.22	2.38	80.65	79.12
HLFC	Home Loan Financial Corporation	8.08	4.80	3.28	4.13	0.37	2.52	57.77	53.83
HSTD	Homestead Bancorp, Inc.	6.80	4.81	1.99	2.44	0.45	2.28	79.95	76.17
LXMO	Lexington B&L Financial Corp.	7.01	5.27	1.74	2.46	0.41	1.96	70.42	65.06
LOGN	Logansport Financial Corp.	7.09	4.43	2.66	3.14	0.33	1.62	44.85	38.80
NBSI	North Bancshares, Inc.	6.30	4.20	2.10	2.64	0.28	2.28	79.56	77.31
PSFC	Peoples-Sidney Financial Corporation	7.57	5.25	2.32	2.91	0.10	2.26	76.29	75.49
SOBI	Sobieski Bancorp, Inc.	7.29	4.89	2.40	2.72	0.39	2.04	68.07	63.31
	Average	7.19	4.71	2.48	3.03	0.36	2.20	66.49	62.42
	Median	7.07	4.75	2.46	2.97	0.36	2.15	64.53	60.28
	Maximum	8.08	5.27	3.28	4.13	0.63	3.43	92.35	90.72
	Minimum	6.30	4.20	1.74	2.44	0.10	1.62	44.85	38.80
	New England Bancshares, Inc.	7.07	3.98	3.09	3.33	0.30	2.53	75.32	72.94
	Variance to the Comparable Median	0.00	(0.77)	0.64	0.37	(0.06)	0.38	10.79	12.66

Sources: SNL and Offering Circular Data, FinPro Computations

Compared to the Comparable Group *average*, the Bank's yield on average earnings assets was 12 basis points lower and the cost of funds was 73 basis points lower. The 30 basis point net margin advantage is offset by a 6 basis point noninterest income disadvantage and a 33 basis point noninterest expense disadvantage.

Taken collectively, the income of the Bank can be measured by the efficiency ratio, where the Bank ratio of 75.32% is above the Comparable *median* of 64.53%.

Currently, investors are focusing on earnings sustainability as the interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Based on the above factors and the Bank's historical earnings performance, a downward adjustment is warranted to the market value for earnings.

DIVIDENDS

Historically, banks have not established dividend policies immediately at or after conversion to stock ownership. Rather, newly converted institutions, in general, have preferred to establish an earnings track record, fully invest the conversion proceeds, and allow for seasoning of the stock before establishing a dividend policy. In the late 1980's and early 1990's however, there was a tendency toward initiating dividend policies concurrent with the conversion as a means of increasing the attractiveness of the issue and to utilize the proceeds.

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Recent pressures on ROE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity.

FIGURE 37 - DIVIDEND DATA

Ticker	Short Name	Dividends: Current Dividend Yield ($)	Dividends: LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
ASBP	ASB Financial Corp.	4.57	61.84
CBES	CBES Bancorp, Inc.	2.67	NM
CIBI	Community Investors Bancorp, Inc.	3.17	28.22
FFDF	FFD Financial Corporation	3.15	38.30
GCFC	Grand Central Financial Corp.	3.53	78.38
PEDE	Great Pee Dee Bancorp, Inc.	4.16	70.18
HFFB	Harrodsburg First Financial Bancorp, Inc.	5.30	115.38
HLFC	Home Loan Financial Corporation	4.37	47.22
HSTD	Homestead Bancorp, Inc.	2.57	47.06
LXMO	Lexington B&L Financial Corp.	2.31	35.71
LOGN	Logansport Financial Corp.	2.95	37.80
NBSI	North Bancshares, Inc.	3.67	104.76
PSFC	Peoples-Sidney Financial Corporation	3.27	62.75
SOBI	Sobieski Bancorp, Inc.	2.38	32.32
	Average	3.43	58.46
	Median	3.22	47.22
	Maximum	5.30	115.38
	Minimum	2.31	28.22
	New England Bancshares, Inc.	NA	NA
	Variance to the Comparable Median	NM	NM

Sources: SNL and Offering Circular Data, FinPro Computations

All fourteen Comparable institutions had declared dividends. The median dividend payout ratio for the Comparable Group was 47.22%, ranging from a high of 115.38% to a low of 28.22%. The Bank on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 14.11% compared to the Comparable Group's median of 12.01%. It will therefore, have adequate capital to afford to pay cash dividends. As such, no adjustment is indicated for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all fourteen of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 38 - MARKET CAPITALIZATION DATA

Ticker	Short Name	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Market Data as of The Most Recent Quarter						
	Comparable Thrift Data						
ASBP	ASB Financial Corp.	16.08	10.500	10.960	9.510	9.78	9.78
CBES	CBES Bancorp, Inc.	10.51	12.000	14.010	12.000	16.62	16.62
CIBI	Community Investors Bancorp, Inc.	10.68	9.450	10.100	9.270	10.42	10.42
FFDF	FFD Financial Corporation	15.35	12.060	12.500	11.550	12.91	12.91
GCFC	Grand Central Financial Corp.	17.80	10.200	10.250	9.820	10.41	10.41
PEDE	Great Pee Dee Bancorp, Inc.	21.33	12.010	13.000	11.350	14.22	13.26
HFFB	Harrodsburg First Financial Bancorp, Inc.	15.21	11.320	11.850	10.890	18.00	17.71
HLFC	Home Loan Financial Corporation	18.23	10.980	10.980	10.420	11.77	11.77
HSTD	Homestead Bancorp, Inc.	8.78	9.350	9.500	9.210	13.13	13.13
LXMO	Lexington B&L Financial Corp.	9.95	13.000	13.000	12.150	18.92	17.89
LOGN	Logansport Financial Corp.	16.81	16.250	17.020	13.600	16.82	16.82
NBSI	North Bancshares, Inc.	13.88	12.000	13.310	11.800	11.66	11.66
PSFC	Peoples-Sidney Financial Corporation	16.29	11.000	11.000	10.400	11.44	11.44
SOBI	Sobieski Bancorp, Inc.	9.04	13.450	14.250	12.950	19.79	19.79
	Average	14.28	11.68	12.27	11.07	13.99	13.83
	Median	15.28	11.66	12.18	11.12	13.02	13.02
	Maximum	21.33	16.25	17.02	13.60	19.79	19.79
	Minimum	8.78	9.35	9.50	9.21	9.78	9.78
	New England Bancshares, Inc.	6.30	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(8.98)	NM	NM	NM	NM	NM

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $8.78 million to a high of $21.33 million with a median market capitalization of $15.28 million. The Bank expects to have $6.30 million of market capital at the midpoint on a pro forma basis. Additionally, the Bank is expected to trade "over-the-counter".

The following figures illustrate that there is a clear correlation between the amounts of market capitalization and the pricing multiples.

FIGURE 39 - PRICING MULTIPLES OF FULLY CONVERTED THRIFTS TO PINK SHEET THRIFTS

	Price Relative to				
	Core LTM Earnings	LTM Earnings	Book	Tangible Book	Assets
Fully Converted Pink Sheet Thrift Medians	17.45	15.70	81.12	81.25	9.14
Fully Converted Thrift Median	13.22	13.17	101.80	105.82	10.28
(Discount)/ Premium	32.00%	19.17%	-20.31%	-23.22%	-11.09%

As Figure 39 demonstrates, pink sheet thrifts traded at a discount of 23.22% on a tangible book basis. However, they traded at a premium of 32.00% on a core earnings basis compared to non-pink sheet thrifts.

FIGURE 40 - PRICING MULTIPLES OF MHC THRIFTS TO MHC PINK SHEET THRIFTS

	Price Relative to				
	Core LTM Earnings	LTM Earnings	Book	Tangible Book	Assets
MHC Pink Sheet Thrift Medians	27.59	19.30	117.36	117.93	12.26
MHC Thrift Median	28.26	24.36	152.51	167.66	18.95
(Discount)/ Premium	-2.37%	-20.76%	-23.05%	-29.66%	-35.29%

As Figure 40 demonstrates, pink sheet MHC thrifts traded at a discount of 29.66% on a tangible book basis. Additionally, they traded at a discount of 2.37% on a core earnings basis compared to non-pink sheet MHC thrifts.

A downward adjustment for this factor appears warranted, due to the low trading multiples for both pink sheet fully converted thrifts and MHC thrifts.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. Much of the recent regulatory activity has centered on limiting the availability of capital market alternatives available to recently converted institutions. The major limitation is discouraging capital redistribution.

In addition, regulators have historically focused on the price appreciation of newly converted institutions' stock prices. As such, appraisal values were driven up to record levels in early 1998.

The rapid decline of thrift stock prices in the third quarter of 1998, coupled with the collapse of the market for second step conversions in the August-September 1998 timeframe, has driven potential investors from thrift stocks. The result is that early 1999 conversions were under-subscribed and many have not experienced price appreciation in the aftermarket. Recognizing this trend, the regulators have approved the stock buyback applications for institutions trading below its IPO price.

Although helpful, this action in and of itself was not been enough to stir a recovery in the thrift market for recently converted institutions.

In an interim ruling, the OTS loosened the repurchase limitations for newly converted institutions. Under the interim ruling, the OTS has capped the amount of buybacks than a newly converted institution can repurchase to 5% within one year of converting, but removes restrictions thereafter. Furthermore, the interim rule eliminates any dilutive impact for waived dividends for MHCs. In addition, the OTS has a proposed rule outstanding which could materially impact the bank going forward, particularly as it relates to limited stock repurchases, limited sale of control availability, and possibly artificially high targets for rates of return.

As such, due to the uncertainty in this case, no adjustment for this measure is warranted.

MARKET FOR SEASONED THRIFT STOCKS

Trading multiples for all public thrifts as of February 5, 2002 are provided in Exhibit 8. A common measure utilized as a proxy for the performance of the thrift industry is the SNL thrift index graphically shown below and tabularly shown on the following page:

FIGURE 41 - SNL THRIFT INDEX CHART


1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
Index Value
Nov-96
Feb-97
May-97
Aug-97
Nov-97
Feb-98
May-98
Aug-98
Nov-98
Feb-99
May-99
Aug-99
Nov-99
Feb-00
May-00
Aug-00
Nov-00
Feb-01
May-01
Aug-01
Nov-01

Source: SNL Securities

FIGURE 42 - HISTORICAL SNL INDEX

SNL THRIFT INDEX MONTHLY PERFORMANCE
January 2, 1992 to February 5, 2002

	Date	SNL Thrift Index	% Change Since 1/2/1992	% Change Since 1/4/1993	% Change Since 1/3/1994	% Change Since 12/30/1994	% Change Since 12/29/1995	% Change Since 12/31/1996	% Change Since 12/31/1997	% Change Since 12/31/1998	% Change Since 12/31/1999	% Change Since 12/31/2000	% Change Since 12/31/2001
1992	Jan-92	143.9	-	-	-	-	-	-	-	-	-	-	-
	Feb-92	153.3	6.5%	-	-	-	-	-	-	-	-	-	-
	Mar-92	164.3	14.2%	-	-	-	-	-	-	-	-	-	-
	Apr-92	157.6	9.5%	-	-	-	-	-	-	-	-	-	-
	May-92	160.8	11.7%	-	-	-	-	-	-	-	-	-	-
	Jun-92	170.4	18.4%	-	-	-	-	-	-	-	-	-	-
	Jul-92	175.1	21.7%	-	-	-	-	-	-	-	-	-	-
	Aug-92	179.7	24.9%	-	-	-	-	-	-	-	-	-	-
	Sep-92	169.6	17.9%	-	-	-	-	-	-	-	-	-	-
	Oct-92	167.0	16.1%	-	-	-	-	-	-	-	-	-	-
	Nov-92	172.4	19.8%	-	-	-	-	-	-	-	-	-	-
	Dec-92	186.2	29.4%	-	-	-	-	-	-	-	-	-	-
1993	Jan-93	201.1	39.7%	-	-	-	-	-	-	-	-	-	-
	Feb-93	219.1	52.3%	9.0%	-	-	-	-	-	-	-	-	-
	Mar-93	221.1	53.6%	9.9%	-	-	-	-	-	-	-	-	-
	Apr-93	228.2	58.6%	13.5%	-	-	-	-	-	-	-	-	-
	May-93	215.9	50.0%	7.4%	-	-	-	-	-	-	-	-	-
	Jun-93	214.7	49.2%	6.8%	-	-	-	-	-	-	-	-	-
	Jul-93	220.5	53.2%	9.6%	-	-	-	-	-	-	-	-	-
	Aug-93	234.7	63.1%	16.7%	-	-	-	-	-	-	-	-	-
	Sep-93	246.7	71.4%	22.7%	-	-	-	-	-	-	-	-	-
	Oct-93	259.9	80.6%	29.2%	-	-	-	-	-	-	-	-	-
	Nov-93	258.6	79.7%	28.6%	-	-	-	-	-	-	-	-	-
	Dec-93	245.7	70.7%	22.2%	-	-	-	-	-	-	-	-	-
1994	Jan-94	252.5	75.5%	25.6%	-	-	-	-	-	-	-	-	-
	Feb-94	257.2	78.7%	27.9%	1.9%	-	-	-	-	-	-	-	-
	Mar-94	241.6	67.9%	20.1%	-4.3%	-	-	-	-	-	-	-	-
	Apr-94	247.5	72.0%	23.1%	-2.0%	-	-	-	-	-	-	-	-
	May-94	263.3	83.0%	30.9%	4.3%	-	-	-	-	-	-	-	-
	Jun-94	269.6	87.4%	34.1%	6.8%	-	-	-	-	-	-	-	-
	Jul-94	276.7	92.3%	37.6%	9.6%	-	-	-	-	-	-	-	-
	Aug-94	287.2	99.6%	42.8%	13.7%	-	-	-	-	-	-	-	-
	Sep-94	278.8	93.7%	38.6%	10.4%	-	-	-	-	-	-	-	-
	Oct-94	263.1	82.8%	30.8%	4.2%	-	-	-	-	-	-	-	-
	Nov-94	245.8	70.8%	22.2%	-2.7%	-	-	-	-	-	-	-	-
	Dec-94	244.7	70.0%	21.7%	-3.1%	-	-	-	-	-	-	-	-
1995	Jan-95	256.1	78.0%	27.3%	1.4%	4.7%	-	-	-	-	-	-	-
	Feb-95	277.0	92.5%	37.7%	9.7%	13.2%	-	-	-	-	-	-	-
	Mar-95	278.4	93.5%	38.4%	10.3%	13.8%	-	-	-	-	-	-	-
	Apr-95	295.4	105.3%	46.9%	17.0%	20.7%	-	-	-	-	-	-	-
	May-95	307.6	113.8%	53.0%	21.8%	25.7%	-	-	-	-	-	-	-
	Jun-95	313.5	117.9%	55.9%	24.2%	28.1%	-	-	-	-	-	-	-
	Jul-95	328.2	128.1%	63.2%	30.0%	34.1%	-	-	-	-	-	-	-
	Aug-95	355.5	147.0%	76.8%	40.8%	45.3%	-	-	-	-	-	-	-
	Sep-95	362.3	151.8%	80.2%	43.5%	48.1%	-	-	-	-	-	-	-
	Oct-95	354.1	146.1%	76.1%	40.2%	44.7%	-	-	-	-	-	-	-
	Nov-95	370.2	157.3%	84.1%	46.6%	51.3%	-	-	-	-	-	-	-
	Dec-95	376.5	161.6%	87.2%	49.1%	53.9%	-	-	-	-	-	-	-
1996	Jan-96	370.7	157.6%	84.3%	46.8%	51.5%	-1.5%	-	-	-	-	-	-
	Feb-96	373.6	159.6%	85.8%	48.0%	52.7%	-0.8%	-	-	-	-	-	-
	Mar-96	382.1	165.5%	90.0%	51.3%	56.2%	1.5%	-	-	-	-	-	-
	Apr-96	380.3	164.3%	89.1%	50.6%	55.4%	1.0%	-	-	-	-	-	-
	May-96	383.0	166.2%	90.5%	51.7%	56.5%	1.7%	-	-	-	-	-	-
	Jun-96	387.2	169.1%	92.5%	53.3%	58.2%	2.8%	-	-	-	-	-	-
	Jul-96	389.9	171.0%	93.9%	54.4%	59.3%	3.6%	-	-	-	-	-	-
	Aug-96	408.3	183.7%	103.0%	61.7%	66.9%	8.4%	-	-	-	-	-	-
	Sep-96	429.3	198.3%	113.5%	70.0%	75.4%	14.0%	-	-	-	-	-	-
	Oct-96	456.7	217.4%	127.1%	80.9%	86.6%	21.3%	-	-	-	-	-	-
	Nov-96	485.8	237.6%	141.6%	92.4%	98.5%	29.0%	-	-	-	-	-	-
	Dec-96	483.6	236.1%	140.5%	91.5%	97.6%	28.4%	-	-	-	-	-	-

SNL THRIFT INDEX MONTHLY PERFORMANCE
January 2, 1992 to February 5, 2002

	Date	SNL Thrift Index	% Change Since 1/2/1992	% Change Since 1/4/1993	% Change Since 1/3/1994	% Change Since 12/30/1994	% Change Since 12/29/1995	% Change Since 12/31/1996	% Change Since 12/31/1997	% Change Since 12/31/1998	% Change Since 12/31/1999	% Change Since 12/31/2000	% Change Since 12/31/2001
1997	Jan-97	520.1	261.4%	158.6%	106.0%	112.5%	38.1%	7.5%	-	-	-	-	-
	Feb-97	563.1	291.3%	180.0%	123.0%	130.1%	49.6%	16.4%	-	-	-	-	-
	Mar-97	527.7	266.7%	162.4%	109.0%	115.7%	40.2%	9.1%	-	-	-	-	-
	Apr-97	537.2	273.3%	167.1%	112.8%	119.5%	42.7%	11.1%	-	-	-	-	-
	May-97	577.9	301.6%	187.4%	128.9%	136.2%	53.5%	19.5%	-	-	-	-	-
	Jun-97	624.5	334.0%	210.5%	147.3%	155.2%	65.9%	29.1%	-	-	-	-	-
	Jul-97	684.5	375.7%	240.4%	171.1%	179.7%	81.8%	41.5%	-	-	-	-	-
	Aug-97	664.6	361.8%	230.5%	163.2%	171.6%	76.5%	37.4%	-	-	-	-	-
	Sep-97	737.5	412.5%	266.7%	192.1%	201.4%	95.9%	52.5%	-	-	-	-	-
	Oct-97	752.4	422.9%	274.1%	198.0%	207.5%	99.8%	55.6%	-	-	-	-	-
	Nov-97	767.4	433.3%	281.6%	203.9%	213.6%	103.8%	58.7%	-	-	-	-	-
	Dec-97	814.1	465.7%	304.8%	222.4%	232.7%	116.2%	68.3%	-	-	-	-	-
1998	Jan-98	768.3	433.9%	282.0%	204.3%	214.0%	104.1%	58.9%	-5.6%	-	-	-	-
	Feb-98	818.7	468.9%	307.1%	224.2%	234.6%	117.5%	69.3%	0.6%	-	-	-	-
	Mar-98	869.3	504.1%	332.3%	244.3%	255.3%	130.9%	79.8%	6.8%	-	-	-	-
	Apr-98	882.1	513.0%	338.6%	249.3%	260.5%	134.3%	82.4%	8.4%	-	-	-	-
	May-98	867.4	502.8%	331.3%	243.5%	254.5%	130.4%	79.4%	6.5%	-	-	-	-
	Jun-98	833.5	479.2%	314.5%	230.1%	240.6%	121.4%	72.4%	2.4%	-	-	-	-
	Jul-98	783.7	444.6%	289.7%	210.4%	220.3%	108.2%	62.1%	-3.7%	-	-	-	-
	Aug-98	598.6	316.0%	197.7%	137.1%	144.6%	59.0%	23.8%	-26.5%	-	-	-	-
	Sep-98	784.2	445.0%	290.0%	210.6%	220.5%	108.3%	62.2%	-3.7%	-	-	-	-
	Oct-98	676.3	370.0%	236.3%	167.8%	176.4%	79.6%	39.8%	-16.9%	-	-	-	-
	Nov-98	710.6	393.8%	253.4%	181.4%	190.4%	88.7%	46.9%	-12.7%	-	-	-	-
	Dec-98	705.9	390.5%	251.0%	179.6%	188.5%	87.5%	46.0%	-13.3%	-	-	-	-
1999	Jan-99	715.4	397.2%	255.7%	183.3%	192.4%	90.0%	47.9%	-12.1%	1.3%	-	-	-
	Feb-99	695.4	383.3%	245.8%	175.4%	184.2%	84.7%	43.8%	-14.6%	-1.5%	-	-	-
	Mar-99	707.6	391.7%	251.9%	180.2%	189.2%	87.9%	46.3%	-13.1%	0.2%	-	-	-
	Apr-99	743.0	416.3%	269.5%	194.3%	203.6%	97.3%	53.6%	-8.7%	5.3%	-	-	-
	May-99	707.2	391.5%	251.7%	180.1%	189.0%	87.8%	46.2%	-13.1%	0.2%	-	-	-
	Jun-99	695.6	383.4%	245.9%	175.5%	184.3%	84.8%	43.8%	-14.6%	-1.5%	-	-	-
	Jul-99	676.3	370.0%	236.3%	167.8%	176.4%	79.6%	39.8%	-16.9%	-4.2%	-	-	-
	Aug-99	632.2	339.3%	214.4%	150.4%	158.4%	67.9%	30.7%	-22.3%	-10.4%	-	-	-
	Sep-99	609.2	323.3%	202.9%	141.2%	148.9%	61.8%	26.0%	-25.2%	-13.7%	-	-	-
	Oct-99	662.4	360.3%	229.4%	162.3%	170.7%	75.9%	37.0%	-18.6%	-6.2%	-	-	-
	Nov-99	607.3	322.0%	202.0%	140.5%	148.2%	61.3%	25.6%	-25.4%	-14.0%	-	-	-
	Dec-99	562.4	290.8%	179.7%	122.7%	129.8%	49.4%	16.3%	-30.9%	-20.3%	-	-	-
2000	Jan-00	529.6	268.0%	163.4%	109.7%	116.4%	40.7%	9.5%	-34.9%	-25.0%	-5.83%	-	-
	Feb-00	487.0	238.4%	142.2%	92.9%	99.0%	29.3%	0.7%	-40.2%	-31.0%	-13.41%	-	-
	Mar-00	530.0	268.3%	163.6%	109.9%	116.6%	40.8%	9.6%	-34.9%	-24.9%	-5.76%	-	-
	Apr-00	552.7	284.1%	174.8%	118.9%	125.9%	46.8%	14.3%	-32.1%	-21.7%	-1.72%	-	-
	May-00	563.2	291.4%	180.1%	123.0%	130.2%	49.6%	16.5%	-30.8%	-20.2%	0.14%	-	-
	Jun-00	571.7	297.3%	184.3%	126.4%	133.6%	51.8%	18.2%	-29.8%	-19.0%	1.65%	-	-
	Jul-00	606.3	321.3%	201.5%	140.1%	147.8%	61.0%	25.4%	-25.5%	-14.1%	7.81%	-	-
	Aug-00	654.3	354.7%	225.4%	159.1%	167.4%	73.8%	35.3%	-19.6%	-7.3%	16.34%	-	-
	Sep-00	718.3	399.2%	257.2%	184.5%	193.5%	90.8%	48.5%	-11.8%	1.8%	27.72%	-	-
	Oct-00	739.0	413.6%	267.5%	192.7%	202.0%	96.3%	52.8%	-9.2%	4.7%	31.40%	-	-
	Nov-00	751.1	422.0%	273.5%	197.5%	206.9%	99.5%	55.3%	-7.7%	6.4%	33.55%	-	-
	Dec-00	874.3	507.6%	334.8%	246.3%	257.3%	132.2%	80.8%	7.4%	23.9%	55.46%	-	-
2001	Jan-01	825.1	473.4%	310.3%	226.8%	237.2%	119.2%	70.6%	1.4%	16.9%	46.71%	-5.63%	-
	Feb-01	850.7	491.2%	323.0%	236.9%	247.7%	125.9%	75.9%	4.5%	20.5%	51.26%	-2.70%	-
	Mar-01	885.2	515.1%	340.2%	250.6%	261.7%	135.1%	83.0%	8.7%	25.4%	57.39%	1.24%	-
	Apr-01	875.3	508.3%	335.3%	246.7%	257.7%	132.5%	81.0%	7.5%	24.0%	55.64%	0.11%	-
	May-01	919.5	539.0%	357.2%	264.2%	275.8%	144.2%	90.1%	12.9%	30.3%	63.50%	5.17%	-
	Jun-01	964.5	570.3%	379.6%	282.0%	294.2%	156.2%	99.4%	18.5%	36.6%	71.50%	10.32%	-
	Jul-01	1020.9	609.5%	407.7%	304.3%	317.2%	171.2%	111.1%	25.4%	44.6%	81.53%	16.77%	-
	Aug-01	960.4	567.4%	377.6%	280.4%	292.5%	155.1%	98.6%	18.0%	36.1%	70.77%	9.85%	-
	Sep-01	953.9	562.9%	374.3%	277.8%	289.8%	153.3%	97.2%	17.2%	35.1%	69.61%	9.10%	-
	Oct-01	851.6	491.8%	323.5%	237.3%	248.0%	126.2%	76.1%	4.6%	20.6%	51.42%	-2.60%	-
	Nov-01	915.7	536.3%	355.3%	262.7%	274.2%	143.2%	89.4%	12.5%	29.7%	62.82%	4.74%	-
	Dec-01	918.2	538.1%	356.6%	263.6%	275.2%	143.9%	89.9%	12.8%	30.1%	63.26%	5.02%	-
2002	5-Feb-02	960.7	567.6%	377.7%	280.5%	292.6%	155.2%	98.7%	18.0%	36.1%	70.83%	9.89%	4.63%

Source: SNL Securities

FIGURE 43 - EQUITY INDICES

SNL Thrift vs. the S&P 500 and Dow Jones Industrial Average


SNL Thrift
S&P 500
Dow Jones Indust.
SNL & S&P 500
Dow Jones Industrial Average
1,600
1,400
1,200
1,000
800
600
400
200
-
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Mar-94
Jun-94
Sep-94
Dec-94
Mar-95
Jun-95
Sep-95
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01

Source: SNL Securities

As the preceding figures demonstrate, the SNL Thrift index has materially diverged from the S&P and DJIA over the late 1998 to early 2000 period, reflecting the investment community's apparent disfavor with thrift stocks during that time period. However, during 2000 and 2001, the SNL thrift index outperformed the S&P and DJIA.

FIGURE 44 - HISTORICAL MARKET INDICES

Date	SNL	S&P	DJIA
06/30/94	269.6	444.3	3,625.0
12/30/94	244.7	459.3	3,834.4
06/30/95	313.5	544.8	4,556.1
12/29/95	376.5	615.9	5,117.1
06/28/96	387.2	670.6	5,654.6
12/31/96	483.6	740.7	6,448.3
06/30/97	624.5	885.2	7,672.8
12/30/97	814.1	970.4	7,908.3
06/30/98	833.5	1,133.8	8,952.0
12/31/98	705.9	1,229.2	9,181.4
06/30/99	695.6	1,372.7	10,970.8
12/31/99	562.4	1,469.3	11,497.1
06/30/00	571.7	1,457.0	10,614.1
12/31/00	874.3	1,320.0	10,788.0
6/30/01	964.5	1,224.4	10,502.4
12/31/01	918.2	1,137.1	9,894.8
02/05/02	960.7	1,090.0	9,685.4

Source: SNL Securities

As Figures 42, 43 and 44 illustrate, the performance of the SNL index was robust through 1994, 1995, 1996, 1997 and the first half of 1998. The dip in the index, occurring in late 1994, was the product of the interest rate rise during that period along with the overall uneasiness in the stock market in general. In August and October 1998, the indices experienced a dramatic dip in value. In 2001, the SNL index rebounded due to the rapidly decreasing rate environment. The S&P 500 index and the Dow Jones Industrial Average lost 13.86% and 8.28% respectively, during 2001, however the SNL Thrift Index increased 5.02% over the same time period.

FIGURE 45 - HISTORICAL RATES


Treasury Rates Over Past Ten Years
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3 Month
1 Year
30 Year
Dec-91
Mar-92
Jun-92
Sep-92
Dec-92
Mar-93
Jun-93
Sep-93
Dec-93
Mar-94
Jun-94
Sep-94
Dec-94
Mar-95
Jun-95
Sep-95
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01

Source: Federal Reserve Bank of New York

As the Figures 42 and 45 demonstrate, the rate rise in late 1994 correlates closely to the fall in thrift prices. The drop in rates in 1995 was one of the primary drivers of the rapid rise in the SNL index. Likewise the drop in interest rates during 2001, lead to rising thrift values while the broader market declined.

A slight downward adjustment for this measure is warranted. The Bank will require time to adequately invest the proceeds from the offering.

ACQUISITION MARKET

The following chart illustrates that acquisitions have dwindled. Current acquisition pricing multiples provide little incentive for potential targets to sell.

FIGURE 46 - DEALS FOR LAST TWENTY QUARTERS


140
120
100
80
60
40
20
0
Bank
Thrift
66
79
102
97
97
128
108
74
78
69
76
60
53
41
52
56
46
52
37
48
25
32
17
37
26
26
25
15
17
16
22
19
21
15
16
15
10
16
12
15
1997-1
1997-2
1997-3
1997-4
1998-1
1998-2
1998-3
1998-4
1999-1
1999-2
1999-3
1999-4
2000-1
2000-2
2000-3
2000-4
2001-1
2001-2
2001-3
2001-4

Source: SNL Securities

In general, deal multiples have declined since 1998. However, multiples increased between 2000 and 2001.

FIGURE 47 - DEAL MULTIPLES

Median Price to LTM Earnings	1998	1999	2000	2001
Thrifts - Nationwide	27.4	24.0	20.0	27.6
Thrifts - Mid Atlantic	26.6	27.6	27.5	26.8
Thrifts - Deal Values $10 - $50 Million	32.0	23.9	20.0	21.2
Average Price to Book	**1998**	**1999**	**2000**	**2001**
Thrifts - Nationwide	209.8	184.3	142.5	154.0
Thrifts - Mid Atlantic	200.7	166.3	140.7	174.2
Thrifts - Deal Values $10 - $50 Million	185.6	162.7	129.9	135.4
Average Price to Tangible Book	**1998**	**1999**	**2000**	**2001**
Thrifts - Nationwide	217.1	190.4	148.8	159.6
Thrifts - Mid Atlantic	208.6	179.1	152.5	194.1
Thrifts - Deal Values $10 - $50 Million	185.6	165.3	131.8	135.4
Median Core Deposit Premium	**1998**	**1999**	**2000**	**2001**
Thrifts - Nationwide	16.9	11.3	7.7	6.9
Thrifts - Mid Atlantic	16.9	11.5	8.0	6.8
Thrifts - Deal Values $10 - $50 Million	10.9	10.6	6.6	6.6

Source: SNL Securities

Six thrift acquisitions have occurred in Connecticut since January 1, 2000. Only one of the deals was of comparable size to the Bank.

FIGURE 48 - 2000 CONNECTICUT THRIFT DEALS

Buyer Short Name	Target Short Name	Completion/ Termin Date	Deal Value Announcement ($M)	Price/ LTM Earnings Announcement (x)	Price/ Book Announcement (%)	Price/ Tang Book Announcement (%)	Fran Prem/ Core Dep Announcement (%)
American Financial Holdings	American Bank of Connecticut	01/18/2002	154.0	12.82	181.68	218.95	12.87
Connecticut Bancshares Inc.	First Federal of East Hartford	08/31/2001	112.3	13.54	136.96	136.96	6.36
Liberty Bank	Hometown Bank	06/30/2001	9.3	15.53	156.96	156.96	6.94
NewMil Bancorp Inc.	Nutmeg Federal S&LA	11/10/2000	19.9	15.08	187.82	187.82	10.08
Northwest Community Bank	Litchfield Bancorp	02/01/2001	NA	NA	NA	NA	NA
Webster Financial Corp.	MECH Financial Inc.	06/26/2000	206.2	16.61	214.90	216.43	19.37

The Comparable Group has been screened in an attempt to eliminate stocks with speculation included in their pricing. The Bank will be unavailable for acquisition for a period of three years following its conversion. As such, no adjustment is required.

Adjustments to Value in Relation to the Comparable Group

Overall, FinPro believes that the Bank pro forma market value should be discounted relative to the Comparable Group, reflecting the following adjustments.

Key Valuation Parameters	Valuation Adjustment
Balance Sheet Strength	No Adjustment
Asset Quality	Slight Upward
Earnings Quality, Predictability and Growth	Downward
Dividends	No Adjustment
Liquidity of the Issue	Downward
Recent Regulatory Matters	No Adjustment
Market for Seasoned Thrift Stocks	Slight Downward
Acquisition Market	No Adjustment

As a result of all the factors discussed, a 40% discount on a price to tangible book basis, assuming a full offering, would appear reasonable.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure, compares the demographic data for the county serviced by the Bank, Hartford County, to the county data of the Comparable Group members.

FIGURE 49 – COUNTY DEMOGRAPHIC DATA

Holding Company	County	Population Growth 1990 - 2001	Expected Population Growth 2001-2006	Household Growth 1990 - 2000	Expected Household Growth 2001 - 2006	Median Household Income 2001	Exp. Med. Household Income 2006	Per Capita Income 2001	Per Capita Income 2006
ASB Financial Corp.	Scioto	-1.50%	-0.70%	2.01%	0.15%	26,613	30,361	15,207	18,454
CBES Bancorp Inc.	Clay	21.44%	6.15%	23.42%	6.50%	50,586	57,289	24,247	28,903
Community Investors Bancorp	Crawford	-2.02%	-1.17%	-0.38%	-0.69%	36,496	40,715	18,135	21,685
FFD Financial Corp.	Tuscarawas	8.73%	2.83%	10.11%	3.27%	36,195	40,443	17,636	21,042
Grand Central Financial Corp.	Columbiana	3.78%	1.08%	6.50%	1.91%	34,229	37,815	17,099	20,604
Great Pee Dee Bancorp Inc.	Chesterfield	11.68%	3.70%	16.92%	5.20%	30,245	32,534	15,110	18,072
Great Pee Dee Bancorp Inc.	Florence	10.75%	3.24%	17.69%	5.24%	36,152	40,716	19,049	23,627
Harrodsburg First Fin Bancorp	Mercer	9.37%	3.02%	11.44%	3.62%	35,672	40,418	18,593	23,007
Harrodsburg First Fin Bancorp	Anderson	33.50%	8.87%	33.96%	9.00%	42,480	48,705	20,068	24,232
Home Loan Financial Corp.	Coshocton	3.73%	0.96%	3.47%	0.86%	35,160	39,127	17,365	20,965
Homestead Bancorp Inc.	Tangipahoa	18.66%	5.60%	26.16%	7.59%	26,944	30,960	14,662	18,488
Homestead Bancorp Inc.	Livingston	32.45%	8.65%	38.25%	10.09%	42,398	50,942	19,173	25,001
Lexington B&L Financial Corp.	Lafayette	6.41%	1.98%	4.71%	1.65%	35,316	38,576	17,048	19,800
Lexington B&L Financial Corp.	Macon	2.92%	0.84%	2.01%	0.67%	26,578	28,463	13,645	15,305
Logansport Financial Corp.	Cass	7.04%	2.27%	9.88%	3.02%	38,690	42,844	19,362	23,397
North Bancshares Inc.	Cook	5.74%	1.77%	5.30%	1.91%	54,490	65,126	27,357	34,152
Peoples-Sidney Financial Corp.	Shelby	7.18%	2.21%	8.88%	2.72%	50,262	58,691	22,969	28,667
Sobieski Bancorp Inc.	Saint Joseph	8.07%	2.37%	9.37%	2.73%	43,980	51,266	22,417	27,508
Comparable Group Median		**7.62%**	**2.32%**	**9.62%**	**2.87%**	**36,174**	**40,579**	**18,364**	**22,346**
Enfield FS&LA	**Enfield**	**0.76%**	**0.26%**	**2.98%**	**0.84%**	**55,725**	**61,123**	**28,191**	**32,596**

Source: SNL Securities, FinPro calculations

Hartford County's population grew 0.76% between 1990 and 2000 while the Comparable Group experienced an increase in population of 7.62%. The growth in the number of households is also smaller for Hartford County than for the Comparable Group, 0.26% and 2.32% respectively. In addition, the population and household growth rates for Hartford County are expected to be below the Comparable Group through 2006. However, income levels are higher in Hartford County than in the median market for the Comparable Group. In 2001, Hartford County had a median household income of $55,725 and a per capita income of $28,191, while the Comparable Group had a median household income of $36,174 and a per capita income of $18,364.

The following figure displays the recent performance of each of the Bank's and the Comparable Group's branches.

FIGURE 50 – BRANCH PERFORMANCE

Holding Company	Branch Address	City	State	County	County Market Share 06/01	% Increase in Dep 06/97 - 06/01	Deposits 06/01	Deposits 06/00	Deposits 06/99	Deposits 06/98	Deposits 06/97
ASB Financial Corp.	503 Chillicothe St	Portsmouth	OH	Scioto	88.73%	34.11%	121,293	110,504	101,383	93,854	90,445
CBES Bancorp Inc.	1001 N Jesse James Rd	Excelsior Springs	MO	Clay	19.41%	35.59%	87,982	101,290	78,441	73,658	64,886
CBES Bancorp Inc.	913 W Liberty Dr	Liberty	MO	Clay	5.58%	NA	25,276	21,293	12,090	2,084	0
Community Investors Bancorp	119 S Sandusky Ave	Bucyrus	OH	Crawford	23.01%	7.58%	65,357	65,733	68,993	66,462	60,752
Community Investors Bancorp	875 S Sandusky Ave	Bucyrus	OH	Crawford	2.64%	21.77%	7,502	6,928	6,134	6,081	6,161
Community Investors Bancorp	115 S Kibler St	New Washington	OH	Crawford	2.60%	21.28%	7,399	7,313	7,155	6,668	6,101
FFD Financial Corp.	321 N Wooster Ave	Dover	OH	Tuscarawas	43.18%	25.42%	71,647	63,418	61,831	58,222	57,127
FFD Financial Corp.	244 W High Ave	New Philadelphia	OH	Tuscarawas	11.57%	NA	19,198	14,258	9,679	3,759	0
Grand Central Financial Corp.	601 Main St	Wellsville	OH	Columbiana	12.90%	10.12%	44,914	42,961	42,758	40,944	40,785
Grand Central Financial Corp.	Saint Clair & Foulk Dr	East Liverpool	OH	Columbiana	9.26%	2.36%	32,232	29,151	30,595	31,509	31,489
Grand Central Financial Corp.	565 Main St	Wellsville	OH	Columbiana	0.11%	-35.40%	385	522	602	576	596
Great Pee Dee Bancorp Inc.	515 Market St	Cheraw	SC	Chesterfield	63.35%	2.26%	47,920	44,524	41,406	36,633	46,863
Great Pee Dee Bancorp Inc.	1385 Alice Dr	Florence	SC	Florence	13.20%	55.17%	29,704	25,821	24,936	24,976	19,143
Harrodsburg First Fin Bancorp	104 S Chiles St	Harrodsburg	KY	Mercer	100.00%	4.44%	59,031	55,735	55,033	53,417	56,519
Harrodsburg First Fin Bancorp	216 S Main St	Lawrenceburg	KY	Anderson	83.64%	5.30%	27,788	29,656	29,484	26,991	26,390
Harrodsburg First Fin Bancorp	1015 Crossroad Dr	Lawrenceburg	KY	Anderson	16.36%	NA	5,435	1,980	0	0	0
Home Loan Financial Corp.	401 Main St	Coshocton	OH	Coshocton	53.65%	16.62%	47,937	51,846	46,354	40,229	41,105
Home Loan Financial Corp.	590 Walnut St	Coshocton	OH	Coshocton	19.69%	116.24%	17,591	13,889	10,330	8,773	8,135
Home Loan Financial Corp.	503 W Main St	West Lafayette	OH	Coshocton	10.86%	NA	9,706	5,732	0	0	0
Homestead Bancorp Inc.	195 N 6th St	Ponchatoula	LA	Tangipahoa	40.84%	5.01%	39,222	35,270	34,636	46,232	37,352
Homestead Bancorp Inc.	111 N Bay St	Amite	LA	Tangipahoa	7.97%	13.43%	7,651	6,259	5,874	6,430	6,745
Homestead Bancorp Inc.	29815 Walker S Rd	Walker	LA	Livingston	100.00%	NA	907	0	0	0	0
Lexington B&L Financial Corp.	205 S 13th St	Lexington	MO	Lafayette	NA	85.41%	78,803	46,132	47,655	43,759	42,501
Lexington B&L Financial Corp.	107 W Hay 224	Wellington	MO	Lafayette	NA	NA	8,722	0	0	0	0
Lexington B&L Financial Corp.	119 E 2nd St	Callao	MO	Macon	NA	NA	6,831	0	0	0	0
Logansport Financial Corp.	723 E Broadway	Logansport	IN	Cass	39.66%	33.04%	80,356	86,440	74,878	64,415	60,400
North Bancshares Inc.	3207 W Lake St	Wilmette	IL	Cook	0.11%	53.49%	9,903	9,136	9,791	7,362	6,452
North Bancshares Inc.	100 W North Ave	Chicago	IL	Cook	0.86%	15.00%	75,668	72,484	66,633	65,968	65,797
Peoples-Sidney Financial Corp.	101 E Court St	Sidney	OH	Shelby	56.33%	6.11%	82,060	84,236	82,198	79,101	77,336
Peoples-Sidney Financial Corp.	403 S Pike St	Anna	OH	Shelby	3.49%	NA	5,079	4,413	2,108	0	0
Peoples-Sidney Financial Corp.	115 E Pike St	Jackson Center	OH	Shelby	4.89%	NA	7,129	6,383	3,158	0	0
Peoples-Sidney Financial Corp.	2400 Michigan Ave	Sidney	OH	Shelby	0.02%	NA	25	0	0	0	0
Sobieski Bancorp Inc.	740 S Walnut St	South Bend	IN	Saint Joseph	6.45%	-13.86%	20,596	21,476	23,386	23,190	23,911
Sobieski Bancorp Inc.	4606 Western Ave	South Bend	IN	Saint Joseph	7.85%	1.61%	25,077	24,492	26,054	25,255	24,680
Sobieski Bancorp Inc.	2930 W Cleveland Rd	South Bend	IN	Saint Joseph	10.59%	212.81%	33,827	28,753	15,525	12,510	10,814
Comparable Group Median					**12.24%**	**15.00%**	**25,276**	**24,492**	**23,386**	**23,190**	**19,143**
Enfield FS&LA	**660 Enfield St**	**Enfield**	**CT**	**Hartford**	**0.87%**	**3.44%**	**65,126**	**62,549**	**64,306**	**62,463**	**62,959**
Enfield FS&LA	**268 Hazard Ave**	**Enfield**	**CT**	**Hartford**	**0.20%**	**5.61%**	**14,772**	**15,095**	**15,072**	**13,853**	**13,987**
Enfield FS&LA	**54 Hazard Ave Stop & Shop**	**Enfield**	**CT**	**Hartford**	**0.25%**	**3.22%**	**18,543**	**18,169**	**19,718**	**18,510**	**17,964**
Enfield FS&LA	**112 Mountain Rd**	**Suffield**	**CT**	**Hartford**	**0.16%**	**34.63%**	**11,827**	**10,824**	**10,085**	**8,290**	**8,785**

Source: SNL Securities, FinPro calculations

The following figure displays branch performances on a county level.

FIGURE 51 – BRANCH PERFORMANCE BY COUNTY

Holding Company	County	Number of Branches	Avg. Branch Size	Deposit Growth 06/97 - 06/01	Deposits 06/01	Deposits 06/00	Deposits 06/99	Deposits 06/98	Deposits 06/97
ASB Financial Corp.	Scioto	1	121,293	34.11%	121,293	110,504	101,383	93,854	90,445
CBES Bancorp Inc.	Clay	2	56,629	74.55%	113,258	122,583	90,531	75,742	64,886
Community Investors Bancorp	Crawford	3	26,753	9.92%	80,258	79,974	82,282	79,211	73,014
FFD Financial Corp.	Tuscarawas	2	45,423	59.02%	90,845	77,676	71,510	61,981	57,127
Grand Central Financial Corp.	Columbiana	3	25,844	6.40%	77,531	72,634	73,955	73,029	72,870
Great Pee Dee Bancorp Inc.	Chesterfield	1	47,920	2.26%	47,920	44,524	41,406	36,633	46,863
Great Pee Dee Bancorp Inc.	Florence	1	29,704	55.17%	29,704	25,821	24,936	24,976	19,143
Harrodsburg First Fin Bancorp	Mercer	1	59,031	4.44%	59,031	55,735	55,033	53,417	56,519
Harrodsburg First Fin Bancorp	Anderson	2	16,612	25.89%	33,223	31,636	29,484	26,991	26,390
Home Loan Financial Corp.	Coshocton	3	25,078	52.79%	75,234	71,467	56,684	49,002	49,240
Homestead Bancorp Inc.	Tangipahoa	2	23,437	6.30%	46,873	41,529	40,510	52,662	44,097
Homestead Bancorp Inc.	Livingston	1	907	NA	907	0	0	0	0
Lexington B&L Financial Corp.	Lafayette	2	23,066	NA	46,132	47,655	43,759	42,501	0
Lexington B&L Financial Corp.	Macon	1	6,831	NA	6,831	0	0	0	0
Logansport Financial Corp.	Cass	1	80,356	33.04%	80,356	86,440	74,878	64,415	60,400
North Bancshares Inc.	Cook	2	42,786	18.44%	85,571	81,620	76,424	73,330	72,249
Peoples-Sidney Financial Corp.	Shelby	4	23,573	21.93%	94,293	95,032	87,464	79,101	77,336
Sobieski Bancorp Inc.	Saint Joseph	3	26,500	33.83%	79,500	74,721	64,965	60,955	59,405
Comparable Group Median		**2**	**26,626**	**25.89%**	**76,383**	**72,051**	**60,825**	**57,186**	**56,823**
Enfield FS&LA	**Hartford**	**4**	**27,567**	**6.34%**	**110,268**	**106,637**	**109,181**	**103,116**	**103,695**

(1) Eliminating de novo branches leads to a 21.93% deposit growth rate for the Comparable median

Source: SNL Securities, FinPro calculations

The Bank has a slightly larger average branch size than the Comparable Group, $27,567 versus $26,626. The Bank grew deposits 6.34% from 1997 to 2001 without the opening of any de novo branches.

Based on these factors no adjustment is warranted for this factor.

INTEREST RATE RISK

As a result of the recent decline in interest rates, coupled with the regulatory scrutiny of institutions regarding asset/liability management, the level of interest rate risk in an institution's balance sheet could cause significant changes in that institutions level of income.

The following figure shows the effect that interest rate shocks would have on the Bank's net interest income and dividend income moving forward.

FIGURE 52 - INTEREST RATE RISK

For the Twelve Months Ending September 30, 2002
$ in Thousands

Changes in Interest Rates (Basis Points)	Net Interest and Dividend Income	% Change
300	$4,445	6.59%
0	4,758	0.00%
-200	4,305	9.52%

For the Twelve Months Ending September 30, 2003
$ in Thousands

Changes in Interest Rates (Basis Points)	Net Interest and Dividend Income	% Change	% Change From Year 1
300	$5,318	-6.01%	19.65%
0	5,658	0.00%	18.91%
-200	4,953	-12.47%	15.03%

The Bank's income exposure to interest rates appears reasonable for an institution of its size and complexity. As such, no adjustment is warranted.

OFFERING SIZE

The amount of market capitalization, affects the pricing of an institution as small cap companies suffer from weak liquidity, limited research and press coverage, limited resources and the lack of economies of scale. The following figure illustrates that there is a clear correlation between the amounts of market capitalization and the price to book and price to tangible book multiples. The price to earnings multiple is relatively consistent across the segments.

FIGURE 53 - INDUSTRY MULTIPLES BY MARKET CAPITALIZATION

	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	31.00	<15	12.20	13.59	14.12	12.85	82.30	82.64	7.91	3.16	32.32
	40.00	>=15 - <25	13.39	13.91	14.27	13.60	93.29	96.15	10.19	2.92	37.80
	39.00	>=25 - <50	11.32	12.20	12.41	12.22	100.88	103.17	8.62	2.52	30.00
	49.00	>=50 - <125	10.98	11.91	12.33	10.94	104.56	107.93	10.53	2.56	30.78
	53.00	> 125	12.13	13.66	13.37	12.50	149.90	166.29	13.03	1.99	25.60
ALL Standard Nationally			11.96	13.17	13.22	12.32	101.80	105.82	10.28	2.54	31.08

Source: SNL Securities, FinPro calculations

As the Bank is expected to have market capitalization of just $6.30 million, or the smallest market capital relative to the comparable group and approximately one third of the comparable median, a downward adjustment is warranted for offering size.

STATE

The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. Furthermore, many investors like to invest in local organizations that can be easily followed through the local newspapers and "word-of-mouth", and the sophistication and financial resources vary from state to state.

The following figure illustrates that, according to the Connecticut and the national medians, fully converted Connecticut thrifts trade at a premium on a book basis, and at a slight premium on an earnings basis relative to the national levels.

FIGURE 54 - CONNECTICUT RELATIVE TO THE INDUSTRY

		Current	Current	Current Price in Relation to						
		Stock	Market			Price/	Price/		Tangible	
		Price	Value	Earnings	LTM EPS	LTM Core EPS	Core	Book Value	Book Value	Assets
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)
	Connecticut									
ANE	Alliance Bancorp of New England, Inc.	12.2000	28.54	14.52	9.84	8.84	8.97	130.76	131.04	7.61
AMFH	American Financial Holdings, Inc.	25.8900	616.74	18.49	19.47	22.91	22.32	135.13	135.13	28.08
SBMC	Connecticut Bancshares, Inc.	28.3800	318.87	15.10	23.85	18.31	15.77	135.47	157.49	13.03
NMIL	NewMil Bancorp, Inc.	16.1800	71.05	13.48	13.37	13.37	13.48	140.45	172.13	11.70
WBST	Webster Financial Corporation	32.5900	1,601.78	11.01	12.16	12.44	11.64	159.13	233.29	13.51
	Connecticut Fully Converted Average		527.40	14.52	15.74	15.17	14.44	140.19	165.82	14.79
	Connecticut Fully Converted Median		318.87	14.52	13.37	13.37	13.48	135.47	157.49	13.03
	All Fully Converted Average		434.09	15.59	16.86	15.69	16.37	113.94	121.15	10.93
	All Fully Converted Median		44.22	11.96	13.17	13.22	12.32	101.80	105.82	10.28

Source: SNL Securities, FinPro calculations

Based on the higher trading multiples of other fully converted Connecticut thrifts relative to the national levels, an upward adjustment is warranted.

SUBSCRIPTION INTEREST

Through 1996 and 1998, stock appreciation for thrift stocks attracted a significant level of attention. The market for public offerings was driven by the lack of supply of stocks to meet the demand created primarily by the growth of mutual funds. Thrift IPOs received a greater amount of attention due to the price "pops" of standard conversions. 2001 conversion performance is substantially better than 1999 and 2000.

FIGURE 55 - RECENT STANDARD CONVERSION PERFORMANCE

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
AFBA	Allied First Bancorp, Inc.	19.00	18.50	19.20	NA	18.70
CSFC	City Savings Financial Corp.	22.00	22.50	27.50	NA	30.00
CLOV	Clover Leaf Financial Corp.	25.00	30.00	31.00	NA	31.00
PBNC	PFS Bancorp, Inc.	21.50	24.50	24.50	36.10	35.00
Q4'01	**Average**	**21.50**	**24.50**	**24.50**	**36.10**	**35.00**
	Median	**21.50**	**24.50**	**24.50**	**36.10**	**35.00**
GLBP	Globe Bancorp, Inc.	13.12	10.60	11.00	8.50	14.50
Q3'01	**Average**	**13.12**	**10.60**	**11.00**	**8.50**	**14.50**
	Median	**13.12**	**10.60**	**11.00**	**8.50**	**14.50**
BAFI	BancAffiliated, Inc.	NA	NA	7.50	7.50	-
CFSL	Chesterfield Financial Corp.	36.50	39.90	43.50	57.00	68.00
FBTC	First BancTrust Corporation	13.20	12.90	21.10	31.00	46.50
Q2'01	**Average**	**24.85**	**26.40**	**24.03**	**31.83**	**38.17**
	Median	**24.85**	**26.40**	**21.10**	**31.00**	**46.50**
BUCS	BUCS Financial Corp	NA	36.25	36.88	52.50	68.00
CTZN	Citizens First Bancorp, Inc.	38.13	35.00	32.50	50.60	68.99
Q1'01	**Average**	**38.13**	**35.63**	**34.69**	**51.55**	**68.50**
	Median	**38.13**	**35.63**	**34.69**	**51.55**	**68.50**
2001 YTD	**Average**	**23.56**	**25.57**	**25.47**	**34.74**	**38.07**
	Median	**21.75**	**24.50**	**26.00**	**36.10**	**33.00**
LWFH	Lawrence Financial Holdings, Inc.	10.00	10.94	12.50	15.00	59.50
Q4'00	**Average**	**10.00**	**10.94**	**12.50**	**15.00**	**59.50**
	Median	**10.00**	**10.94**	**12.50**	**15.00**	**59.50**
FFBI	First Federal Bancshares, Inc.	26.88	27.50	26.88	33.75	67.50
CBCB	CBCT Bancshares, Inc.	0.00	2.50	2.19	1.88	24.10
DFBS	DutchFork Bancshares, Inc.	0.00	0.00	3.13	21.88	110.00
Q3'00	**Average**	**8.96**	**10.00**	**10.73**	**19.17**	**67.20**
	Median	**0.00**	**2.50**	**3.13**	**21.88**	**67.50**
BHL	Berkshire Hills Bancorp, Inc.	23.13	26.25	28.13	41.25	114.50
FFOL	First Federal of Olathe Bancorp, Inc.	26.25	32.50	26.25	37.50	115.50
PORT	Port Financial Corp.	10.00	7.50	21.25	33.75	179.40
Q2'00	**Average**	**19.79**	**22.08**	**25.21**	**37.50**	**136.47**
	Median	**23.13**	**26.25**	**26.25**	**37.50**	**115.50**
PCBI	Peoples Community Bancorp, Inc.	14.38	14.38	5.63	5.00	90.00
SBMC	Connecticut Bancshares, Inc.	2.50	-0.63	8.13	37.50	183.80
SFBI	Security Financial Bancorp, Inc.	-7.50	-10.00	-5.00	20.00	97.00
Q1'00	**Average**	**3.13**	**1.25**	**2.92**	**20.83**	**123.60**
	Median	**2.50**	**(0.63)**	**5.63**	**20.00**	**97.00**
2000	**Average**	**10.56**	**11.09**	**12.91**	**24.75**	**104.13**
	Median	**10.00**	**9.22**	**10.32**	**27.82**	**103.50**
MFSF	MutualFirst Financial, Inc.	-3.75	-5.63	-8.13	-10.00	62.00
AMFH	American Financial Holdings, Inc.	25.94	20.00	25.63	13.13	158.90
EVRT	EverTrust Financial Group, Inc.	9.38	5.00	0.00	-6.88	71.50
Q4'99	**Average**	**10.52**	**6.46**	**5.83**	**(1.25)**	**97.47**
	Median	**9.38**	**5.00**	**0.00**	**(6.88)**	**71.50**
SELO	Steelton Bancorp, Incorporated	5.63	6.25	5.00	10.00	87.43
IDVB	Indian Village Bancorp Inc.	NA	NA	5.00	17.50	40.00
AKPB	Alaska Pacific Bancshares Inc.	NA	NA	5.00	7.50	6.00
FPBF	FPB Financial Corp.	NA	NA	NA	17.50	47.50
Q3'99	**Average**	**5.63**	**6.25**	**5.00**	**13.13**	**45.23**
	Median	**5.63**	**6.25**	**5.00**	**13.75**	**43.75**
FBEI	First Bancorp of Indiana, Inc.	-8.12	-8.13	-5.00	0.63	39.90
PFSI	PFSB Bancorp Inc.	NA	2.50	0.00	-7.50	29.90
Q2'99	**Average**	**(8.12)**	**(2.82)**	**(2.50)**	**(3.44)**	**34.90**
	Median	**(8.12)**	**(2.82)**	**(2.50)**	**(3.44)**	**34.90**
TRYF	Troy Financial Corporation	0.00	-5.63	1.88	5.63	171.00
WRO	Woronoco Bancorp Inc.	-4.37	-3.13	-10.00	-2.50	88.50
FPFC	First Place Financial Corp.	7.50	14.38	6.88	0.63	65.00
Q1'99	**Average**	**1.04**	**1.87**	**(0.41)**	**1.25**	**108.17**
	Median	**0.00**	**(3.13)**	**1.88**	**0.63**	**88.50**

Source: SNL Securities, FinPro calculations

This increase in appreciation levels occurred consistent with a corresponding increase in conversion pricing. Pricing multiples increased in 2001 from its 2000 level. The median pro forma price to book multiples for 2001 was 58.89%, compared to 52.46% in 2000.

FIGURE 56 - STANDARD CONVERSION PRO FORMA PRICING MULTIPLES

							Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
AFBA	Allied First Bancorp, Inc.	12/31/2001	10.0000	6,094	82,195	9,525	63.98	63.98	7.50	6.90
CSFC	City Savings Financial Corp.	12/28/2001	10.0000	5,555	66,253	9,517	58.37	58.37	9.10	7.70
CLOV	Clover Leaf Financial Corp.	12/28/2001	10.0000	6,613	87,752	11,652	56.75	NA	29.60	7.00
PBNC	PFS Bancorp, Inc.	10/12/2001	10.0000	15,209	113,387	26,475	57.45	57.45	16.20	11.80
Q4'01	Average						57.45	57.45	16.20	11.80
	Median						57.45	57.45	16.20	11.80
GLBP	Globe Bancorp, Inc.	07/10/2001	10.0000	3,042	24,797	5,625	54.08	54.08	26.60	10.90
Q3'01	Average						54.08	54.08	26.60	10.90
	Median						54.08	54.08	26.60	10.90
BAFI	BancAffiliated, Inc.	06/01/2001	10.0000	2,645	28,031	4,415	59.91	59.91	11.30	8.60
CFSL	Chesterfield Financial Corp.	05/02/2001	10.0000	43,047	305,480	71,863	59.90	60.47	11.00	12.40
FBTC	First BancTrust Corporation	04/19/2001	10.0000	15,209	170,466	25,599	59.41	59.41	10.40	8.20
Q2'01	Average						59.74	59.93	10.90	9.73
	Median						59.90	59.91	11.00	8.60
BUCS	BUCS Financial Corp	03/15/2001	10.0000	4,051	70,370	8,942	45.30	45.30	13.40	5.4
CTZN	Citizens First Bancorp, Inc.	03/07/2001	10.0000	88,211	741,570	137,363	64.22	64.22	9.60	10.6
Q1'01	Average						54.76	54.76	11.50	8.00
	Median						54.76	54.76	11.50	8.00
2001 YTD	Average						57.94	58.13	14.47	8.95
	Median						58.89	59.41	11.15	8.40
LWFH	Lawrence Financial Holdings, Inc.	12/29/2000	10.0000	7,758	113,865	14,369	53.99	53.99	9.20	6.40
Q4'00	Average						53.99	53.99	9.20	6.40
	Median						53.99	53.99	9.20	6.40
FFBI	First Federal Bancshares, Inc.	09/28/2000	10.0000	22,425	213,187	42,776	52.42	52.42	10.70	9.5
CBCB	CBCT Bancshares, Inc.	09/25/2000	10.0000	2,810	42,833	5,092	55.19	55.19	11.10	6.2
DFBS	DutchFork Bancshares, Inc.	07/06/2000	10.0000	15,606	211,151	29,613	52.70	52.70	10.40	6.9
Q3'00	Average						53.44	53.44	10.73	7.53
	Median						52.70	52.70	10.70	6.90
BHL	Berkshire Hills Bancorp, Inc.	06/28/2000	10.0000	71,050	841,651	147,702	48.10	48.10	9.50	7.8
FFOL	First Federal of Olathe Bancorp, Inc.	04/12/2000	10.0000	5,563	46,245	13,404	41.50	41.50	6.50	10.7
PORT	Port Financial Corp.	04/12/2000	10.0000	74,428	721,813	141,807	52.49	52.49	11.50	9.3
Q2'00	Average						47.36	47.36	9.17	9.27
	Median						48.10	48.10	9.50	9.30
PCBI	Peoples Community Bancorp, Inc.	03/30/2000	10.0000	11,900	90,299	30,457	39.07	39.07	13.80	11.6
SBMC	Connecticut Bancshares, Inc.	03/02/2000	10.0000	104,000	1,108,287	199,044	52.25	52.25	9.70	8.6
SFBI	Security Financial Bancorp, Inc.	01/05/2000	10.0000	19,385	191,495	34,892	55.56	55.56	NA	9.2
Q1'00	Average						48.96	48.96	11.75	9.80
	Median						52.25	52.25	11.75	9.20
2000	Average						50.33	50.33	10.27	8.62
	Median						52.46	52.46	10.40	8.90
MFSF	MutualFirst Financial, Inc.	12/30/1999	10.0000	55,958	490,035	93,093	60.11	60.11	10.70	10.2
AMFH	American Financial Holdings, Inc.	11/30/1999	10.0000	267,325	1,590,451	507,759	52.65	52.65	11.20	14.4
EVRT	EverTrust Financial Group, Inc.	10/04/1999	10.0000	85,963	452,089	131,334	65.45	65.45	22.10	16.0
Q4'99	Average						59.40	59.40	14.67	13.53
	Median						60.11	60.11	11.20	14.40
SELO	Steelton Bancorp, Incorporated	07/09/1999	9.0700	3,850	41,511	6,776	56.82	56.82	24.40	8.5
IDVB	Indian Village Bancorp Inc.	07/02/1999	10.0000	4,456	40,024	8,566	52.02	52.02	18.10	10.0
AKPB	Alaska Pacific Bancshares Inc.	07/01/1999	10.0000	6,554	110,806	12,529	52.31	52.31	13.70	5.6
FPBF	FPB Financial Corp.	07/01/1999	10.0000	3,314	41,058	6,126	54.09	54.09	10.50	7.5
Q3'99	Average						53.81	53.81	16.68	7.90
	Median						53.20	53.20	15.90	8.00
FBEI	First Bancorp of Indiana, Inc.	04/07/1999	10.0000	22,724	108,964	34,254	66.34	66.34	17.40	17.3
PFSI	PFSB Bancorp Inc.	04/01/1999	10.0000	5,590	59,476	10,432	53.59	53.59	16.50	8.6
Q2'99	Average						59.97	59.97	16.95	12.95
	Median						59.97	59.97	16.95	12.95
TRYF	Troy Financial Corporation	03/31/1999	10.0000	117,306	716,649	171,146	68.54	68.54	81.00	14.1
WRO	Woronoco Bancorp Inc.	03/19/1999	10.0000	55,545	341,909	80,190	69.27	69.27	15.60	14.0
FPFC	First Place Financial Corp.	01/04/1999	10.0000	104,386	609,398	148,171	70.45	70.45	14.10	14.6
Q1'99	Average						69.42	69.42	36.90	14.23
	Median						69.27	69.27	15.60	14.10

Source: SNL Securities and FinPro calculations

ADJUSTMENTS TO VALUE IN RELATION TO OTHER FACTORS

Key Valuation Parameters	Valuation Adjustment
Management	No Adjustment
Market Area	No Adjustment
Interest Rate Risk	No Adjustment
Offering Size	Downward
State	Upward
Subscription Interest	Upward

Overall, FinPro believes that the Bank pro forma market value should be discounted relative to other comparisons, reflecting the following adjustments.

6. Market for MHC Stocks

As the Bank is undergoing an MHC reorganization, it should be compared to other publicly traded institutions that have a similar organizational structure. This section will compare the Bank's pro forma pricing relative to comparable size pink sheet MHC thrifts and other pending MHC conversions. This section will provide a secondary check of the conclusions drawn through the fully converted Comparable Group analysis.

HISTORICAL MHC PERFORMANCE

The market for MHC's has risen dramatically since 1994 and especially since early 2000. The pricing of MHC remutualization transactions has lead to acquisition speculation for MHC stocks. Of particular interest to investors in MHC stocks, are the Pathfinder and Willow Grove situations.

The following chart illustrates the substantial appreciation of the SNL MHC index since December 31, 2000. During 2000, the SNL MHC Index increased 26.10%, while the SNL Thrift Index increased only 5.02%.

FIGURE 57 – SNL MHC INDEX


SNL MHC Index vs. SNL Thrift Index
Index Value
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
Mar-94
Jul-94
Nov-94
Mar-95
Jul-95
Nov-95
Mar-96
Jul-96
Nov-96
Mar-97
Jul-97
Nov-97
Mar-98
Jul-98
Nov-98
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
SNL Thrift
SNL MHC

MHC REMUTUALIZATIONS

The largest reason for the appreciation of MHC stocks is the regulatory approval of MHC remutualizations. To date there have been three completed remutualizations and two pending remutualizations. The acquisition price on these deals offered a substantial premium to the three month prior stock price.

FIGURE 58 – MHC REMUTUALIZATIONS

Buyer/ Target	Announce Date	Deal Status	Price/ LTM Earnings Announced (x)	Price/ Book Announced (%)	Price/ Tang. Book Announced (%)	Franch. Prem./ Core Deposits Announced (%)	Premium to Stock Price 3 Months Ago (%)
North Shore Bank, FSB/ Marquette Savings Bank (MHC)	02/15/2000	Completed	41.38	140.92	140.92	14.61	113.33
Provident Savings Bank/ Ridgewood Financial Inc.(MHC)	08/29/2000	Terminated	38.46	188.92	188.92	12.07	185.71
Boiling Springs MHC/ Ridgewood Financial Inc.(MHC)	12/12/2000	Completed	50.00	221.67	221.67	15.93	25.21
Danvers Bancorp,Inc./ RFS Bancorp Inc. (MHC)	04/27/2001	Completed	36.11	188.17	188.17	17.00	203.33
Northwest Bancorp Inc. (MHC)/ Leeds Federal Bankshares (	08/16/2001	Pending	47.76	289.07	289.07	43.23	126.14
Kearny, MHC/ Pulaski Bancorp Inc. (MHC)	01/10/2002	Pending	NM	253.27	253.27	23.66	92.39
Maximum:			**50.00**	**289.07**	**289.07**	**43.23**	**203.33**
Minimum:			**36.11**	**140.92**	**140.92**	**12.07**	**25.21**
Average:			**42.74**	**213.67**	**213.67**	**21.08**	**124.35**
Median:			**44.57**	**205.30**	**205.30**	**16.47**	**119.74**

COMPARABLE MHC TRADING MULTIPLES

FinPro considered the trading multiples of pink sheet MHCs with less than 60% of the stock retained by the mutual holding company. This screen resulted in nine companies.

FIGURE 59 – COMPARABLE PINK SHEET MHCs

				Current Price in Relation to						
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
	Comparable Group									
AJSB	AJS Bancorp, Inc. (MHC)	13.5900	32.71	NA	NA	NA	NA	NA	NA	NA
ALPN	Alpena Bancshares, Inc. (MHC)	13.2000	21.67	22.00	13.07	21.29	23.57	106.19	117.65	8.77
ASFE	AF Bankshares, Inc. (MHC)	14.5000	15.22	NM	58.00	76.32	NM	116.84	134.76	9.29
EBMT	Eagle Bancorp (MHC)	18.0000	21.66	9.57	13.74	13.74	9.57	105.39	105.39	12.26
EKAB	Eureka Bank (MHC)	16.0000	19.83	25.00	27.59	27.59	25.00	106.52	106.52	26.78
OCSB	Oswego County Bancorp, Inc. (MHC)	18.0000	15.35	12.16	13.33	13.74	12.16	93.75	NA	9.42
ROEB	Roebling Financial Corp, Inc. (MHC)	17.2500	7.34	17.97	18.55	18.55	17.97	122.86	122.86	10.04
SERC	Service Bancorp Inc. (MHC)	14.2000	23.35	14.79	18.93	30.21	20.88	117.36	117.36	8.95
WAKE	Wake Forest Bancshares, Inc. (MHC)	15.5000	17.90	17.61	16.85	15.66	21.53	123.02	123.02	19.18
	Comparable Average		19.448	17.014	22.508	27.138	18.669	111.491	118.223	13.086
	Comparable Median		19.830	17.610	17.700	19.920	20.880	111.680	117.650	9.730

The following figure illustrates that the selected Comparable pink sheet MHCs trade at a 29.51% discount to national MHC multiples on an earnings basis and at a 29.83% discount on a tangible book basis.

FIGURE 60 – MHC PINK SHEET LIQUIDITY DISCOUNT

	Price Relative to				
	Core LTM Earnings	LTM Earnings	Book	Tangible Book	Assets
Comparable Pink Sheet MHCs	19.92	17.70	111.68	117.65	9.73
National MHC Thrift Median	28.26	24.36	152.51	167.66	18.95
(Discount)/ Premium	-29.51%	-27.32%	-26.77%	-29.83%	-48.64%

MHC CONVERSIONS

The pro forma price to tangible book multiple of MHC conversions has risen from 61.59% in 2000 to 74.42% in 2001.

FIGURE 61 - MHC REORGANIZATIONS (SINCE 1/1/99) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.6
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.6
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.1
Q4'01	**Average**						**79.29**	**74.42**	**29.40**	**5.43**
	Median						**81.21**	**74.42**	**33.70**	**5.60**
2001 YTD	Average						79.29	74.42	29.40	5.43
	Median						81.21	74.42	33.70	5.60
BKMU	Bank Mutual Corporation (MHC)	11/02/2000	10.0000	61,410	1,759,170	263,231	84.87	88.59	14.30	3.4
Q4'00	**Average**						**84.87**	**88.59**	**14.30**	**3.40**
	Median						**84.87**	**88.59**	**14.30**	**3.40**
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.2
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.0
Q2'00	**Average**						**53.71**	**53.71**	**12.55**	**2.60**
	Median						**53.71**	**53.71**	**12.55**	**2.60**
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.4
Q1'00	**Average**						**66.89**	**66.89**	**12.10**	**3.40**
	Median						**66.89**	**66.89**	**12.10**	**3.40**
2000	**Average**						**64.80**	**65.73**	**12.88**	**3.00**
	Median						**61.59**	**61.59**	**13.20**	**3.20**
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	7.0000	11,189	225,273	37,639	63.25	63.25	14.10	4.7
Q4'99	**Average**						**63.25**	**63.25**	**14.10**	**4.70**
	Median						**63.25**	**63.25**	**14.10**	**4.70**
OCSB	Oswego County Bancorp, Inc. (MHC)	07/14/1999	10.0000	3,995	110,866	14,541	61.02	61.02	25.1	3.5
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	10.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.6
Q3'99	**Average**						**72.91**	**72.91**	**18.20**	**5.05**
	Median						**72.91**	**72.91**	**18.20**	**5.05**
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.6
Q2'99	**Average**						**92.55**	**92.55**	**15.40**	**6.60**
	Median						**92.55**	**92.55**	**15.40**	**6.60**
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.6	8.3
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.7	5.4
EKAB	Eureka Bank (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.8
Q1'99	**Average**						**83.57**	**83.57**	**16.80**	**8.17**
	Median						**78.03**	**78.03**	**17.10**	**8.30**
1999	**Average**						**78.90**	**78.90**	**16.61**	**6.56**
	Median						**78.03**	**78.03**	**15.70**	**6.60**
1/1/1999 To 2/5/2002	**Average**						**74.95**	**74.14**	**18.29**	**5.30**
	Median						**77.56**	**75.76**	**16.40**	**5.05**

Source: SNL Securities

Despite the increase in pro forma pricing multiples, illustrated on the previous page, the one month price pop has increased from a decline of 5.63% in 2000 to an increase of 36.00% in 2001.

FIGURE 62 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	NA	38.40
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	NA	35.90
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	131.00
Q4'01	**Average**	**35.97**	**38.00**	**47.53**	**121.00**	**68.43**
	Median	**33.40**	**32.40**	**36.00**	**121.00**	**38.40**
2001 YTD	**Average**	**35.97**	**38.00**	**47.53**	**121.00**	**68.43**
	Median	**33.40**	**32.40**	**36.00**	**121.00**	**38.40**
BKMU	Bank Mutual Corporation (MHC)	1.25	1.09	-15.00	2.50	62.40
Q4'00	**Average**	**1.25**	**1.09**	**(15.00)**	**2.50**	**62.40**
	Median	**1.25**	**1.09**	**(15.00)**	**2.50**	**62.40**
ALMG	Alamogordo Financial Corp. (MHC)	0.00	2.50	3.75	3.75	150.00
EBMT	Eagle Bancorp (MHC)	6.25	0.00	6.25	3.91	125.00
Q2'00	**Average**	**3.13**	**1.25**	**5.00**	**3.83**	**137.50**
	Median	**3.13**	**1.25**	**5.00**	**3.83**	**137.50**
WFSM	Westborough Financial Services, Inc. (MHC)	0.00	0.00	-15.00	-16.25	100.00
Q1'00	**Average**	**-**	**-**	**(15.00)**	**(16.25)**	**100.00**
	Median	**0.00**	**0.00**	**(15.00)**	**(16.25)**	**100.00**
2000	**Average**	**1.88**	**0.90**	**(5.00)**	**(1.52)**	**109.35**
	Median	**0.63**	**0.55**	**(5.63)**	**3.13**	**112.50**
ROME	Rome Bancorp, Inc. (MHC)	-7.14	-1.79	-12.50	-8.93	153.57
Q4'99	**Average**	**(7.14)**	**(1.79)**	**(12.50)**	**(8.93)**	**153.57**
	Median	**(7.14)**	**(1.79)**	**(12.50)**	**(8.93)**	**153.57**
OCSB	Oswego County Bancorp, Inc. (MHC)	2.50	8.75	1.25	1.25	80.00
HCBK	Hudson City Bancorp, Inc. (MHC)	23.75	21.56	28.75	35.00	205.50
Q3'99	**Average**	**13.13**	**15.16**	**15.00**	**18.13**	**142.75**
	Median	**13.13**	**15.16**	**15.00**	**18.13**	**142.75**
CFFN	Capitol Federal Financial (MHC)	-2.81	-11.25	-4.06	4.38	123.90
Q2'99	**Average**	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**123.90**
	Median	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**123.90**
GOV	Gouverneur Bancorp Inc. (MHC)	1.26	2.50	-7.50	-13.75	66.00
PBCP	Provident Bancorp, Inc. (MHC)	20.00	19.38	21.88	7.50	171.90
EKAB	Eureka Bank (MHC)	0.00	9.38	-5.00	-21.25	60.00
Q1'99	**Average**	**7.09**	**10.42**	**3.13**	**(9.17)**	**99.30**
	Median	**1.26**	**9.38**	**(5.00)**	**(13.75)**	**66.00**
1999	**Average**	**5.37**	**6.93**	**3.26**	**0.60**	**122.98**
	Median	**1.26**	**8.75**	**(4.06)**	**1.25**	**123.90**
1/1/1999 To	**Average**	**10.93**	**11.87**	**10.39**	**9.93**	**107.40**
2/5/2002	**Median**	**1.88**	**5.63**	**2.50**	**3.13**	**111.95**

Source: SNL Securities

COMPARISON TO PENDING MHC OFFERINGS

FinPro also reviewed the pricing of Partners Trust Financial Group, a pending MHC conversion.

FIGURE 63 – PRO FORMA PRICING MULTIPLES OF PARTNERS TRUST FINANCIAL GROUP

	Pro Forma Pricing Multiples Filed 12/19/01			
	Minimum	Mid Point	Maximum	Super Max
GAAP Pro forma P/B (%)	63.49	71.48	78.86	86.58
Fully Convert P/B (%)	49.11	53.85	57.99	62.15
GAAP Pro forma P/E (x)	12.50	14.71	17.05	19.23

Source: SNL Securities Conversion Watch

It is FinPro's understanding that the appraisal for Partner Trust Financial Group has subsequently been raised approximately 10%, however, no updated data is currently available.

The Bank's pro forma pricing multiples are in-line with Partners Trust's original pricing on a tangible book basis, but is at a substantial premium on an earnings basis. Even with the 10% increase in Partner Trust's multiples, Enfield is still reasonably priced due to the small size of the offering and the earnings differential.

FIGURE 64 – COMPARISON TO PARTNERS TRUST FINANCIAL GROUP

	Partners Trust Pricing Multiples as Filed 12/19/01			
	Minimum	Mid Point	Maximum	Super Max
Partners Trust Pro forma P/B (%)	63.49	71.48	78.86	86.58
Enfield Pro forma P/B (%)	64.27	72.41	79.81	87.64
Premium/(Discount) to Partners Trust	1.23%	1.30%	1.20%	1.22%
Partners Trust Fully Convert P/B (%)	49.11	53.85	57.99	62.15
Enfield Fully Convert P/B (%)	48.92	53.50	57.47	61.43
Premium/(Discount) to Partners Trust	-0.39%	-0.65%	-0.90%	-1.16%
Partners Trust GAAP Pro forma P/E (x)	12.50	14.71	17.05	19.23
Enfield GAAP Pro forma P/E (x)	21.28	25.00	28.57	33.33
Premium/(Discount) to Partners Trust	70.24%	69.95%	67.57%	73.32%

Source: SNL Securities Conversion Watch, FinPro Calculations

CONCLUSION

FinPro believes that the pro forma pricing is reasonable because:

1. The discount on a fully converted basis is reasonable.
2. The discount relative to Comparable pink sheet MHCs is reasonable.
3. Lastly, the Bank is priced reasonably relative to Partners Trust when accounting for the size and earnings differential.

7. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to tangible book value ("P/TB")

Price to book value ("P/B")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 13, 14, 15 and 16.

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group, all Connecticut public thrifts, all publicly traded thrifts and the recent (1998 to date) standard conversions were assessed.

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B approach has gained in importance and is utilized frequently as the benchmark for market value. It is interesting to note that the P/B approach is more of a benchmark than a reliable valuation technique. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Most recently, the P/E approach has regained favor among investors.

As such, in estimating the market value for the Bank, equal emphasis was placed on the P/TB approach and the P/E approach. The P/B was given much less weight and the P/A ratio was not given much weight at all.

In terms of the market multiples, most weight was given to the Comparable Group. The second highest weight was afforded to recent standard conversions. Less weight was ascribed to all public thrifts and all Connecticut thrifts. The multiples for the Comparable Group, all publicly traded thrifts, and Connecticut publicly traded thrifts are shown in Exhibit 8.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint for a full standard conversion is estimated to be $14,000,000. Based upon a range below and above the midpoint value, the relative values are $11,900,000 at the minimum and $16,100,000 at the maximum respectively. At the supermaximum of the range the offering value would be $18,515,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 65 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	1,400,000	$	10	$	14,000,000
Range:					
- Minimum	1,190,000	$	10		11,900,000
- Maximum	1,610,000		10		16,100,000
- Super Maximum	1,851,500		10		18,515,000

Source: FinPro Inc. Pro forma Model

FIGURE 66 - VALUE RANGE PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	19.61						
Price-Core Earnings Ratio P/E	Mid	22.73	16.82	15.11	15.17	13.37	15.69	13.22
	Max	26.32						
	Smax	29.41						
	Min	48.92%						
Price-to-Book Ratio P/B	Mid	53.50%	92.56%	91.99%	140.19%	135.47%	113.94%	101.80%
	Max	57.47%						
	Smax	61.43%						
	Min	48.92%						
Price-to-Tangible Book Ratio P/TB	Mid	53.50%	93.80%	91.99%	165.82%	157.49%	121.15%	105.82%
	Max	57.47%						
	Smax	61.43%						
	Min	8.38%						
Price-to-Assets Ratio P/A	Mid	9.73%	10.73%	10.66%	14.79%	13.03%	10.93%	10.28%
	Max	11.05%						
	Smax	12.52%						

This equates to the following multiples:

FIGURE 67 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	22.73	22.73	53.50%	53.50%	9.73%
Comparable Group Median	15.66	15.11	91.99%	91.99%	10.66%
(Discount) Premium	45.15%	50.43%	-41.84%	-41.84%	-8.72%

Source: FinPro Calculations

As Figure 67 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 50.43% on a core earnings basis. A discount of 41.84% is applied to the Bank relative to the Comparable Group on a price to tangible book basis.

FIGURE 68 – 2001 STANDARD CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint)	22.73	22.73	53.50%	53.50%	9.73%
Recent Standard Conversions Pro Forma	11.15	NA	58.89%	59.41%	8.40%
(Discount) Premium	103.86%	NA	-9.15%	-9.95%	15.83%

Source: FinPro Calculations

As Figure 68 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 9.95% on a tangible book basis relative to the 2001 Standard Conversion multiples, however at a premium of 103.86% on an earnings basis. FinPro did not rely on the 2001 standard conversion pricing multiples, but rather utilized the multiples as a secondary test.

MHC VALUE IN RELATION TO OTHER MHC'S

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 45.00%, is estimated to be $6,300,000. Based upon a range below and above the midpoint value, the relative values are $5,355,000 at the minimum and $7,245,000 at the maximum, respectively. At the supermaximum of the range the offering value would be $8,331,750.

FIGURE 69 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $11,900,000 at 45%	535,500	$10	$5,355,000
Appraised Value - $14,000,000 at 45%	630,000	$10	$6,300,000
Appraised Value - $16,100,000 at 45%	724,500	$10	$7,245,000
Appraised Value - $18,515,000 at 45%	833,175	$10	$8,331,750

Source: FinPro Inc. Pro forma Model

FIGURE 70 - VALUE RANGE OFFERING DATA

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$11,900,000	21.28						
Price-Core Earnings Ratio P/E	$14,000,000	25.00	27.14	19.92	31.16	31.16	30.83	28.26
	$16,100,000	28.57						
	$18,515,000	33.33						
	$11,900,000	64.27%						
Price-to-Book Ratio P/B	$14,000,000	72.41%	111.49%	111.68%	143.49%	143.49%	168.90%	152.51%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	64.27%						
Price-to-Tangible Book Ratio P/TB	$14,000,000	72.41%	118.22%	117.65%	163.74%	163.74%	181.34%	167.66%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	8.74%						
Price-to-Assets Ratio P/A	$14,000,000	10.22%	13.09%	9.73%	11.28%	11.28%	21.33%	18.95%
	$16,100,000	11.68%						
	$18,515,000	13.34%						

Source: FinPro Inc. Pro forma Model

MHC trading multiples are skewed because the MHCs have different amounts of shares outstanding and have different corporate structures which affect the pricing multiples.

The following table illustrates the Comparable pink sheet MHC trading multiples in relation to the Bank.

FIGURE 71 – COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	25.00	25.00	72.41%	72.41%	10.22%
Comparable MHC Trading Median	17.70	19.92	111.68%	117.65%	9.73%
(Discount) Premium	41.24%	25.50%	-35.16%	-38.45%	5.04%

Source: FinPro Calculations

As Figure 71 demonstrates at the midpoint of the EVR, the Bank is priced at a premium of 25.50% on a core earnings basis, but at a 41.24% premium on an earnings basis. A discount of 38.45% is applied to the Bank relative to the MHC median trading price to tangible book trading multiple.

VALUATION CONCLUSION

It is, therefore, our opinion that as of February 15, 2002, the estimated pro-forma market value of the Bank in a full offering was $14,000,000 at the midpoint of a range with a minimum of $11,900,000 to a maximum of $16,100,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or supermaximum value in a full offering is $18,515,000.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 45.00% will equal 535,500 shares, 630,000 shares, 724,500 shares and 833,175 shares at the minimum, midpoint, maximum and supermaximum, respectively.

Pro-forma comparisons of the Bank's value range with the Comparable Group, all public thrifts, and Connecticut public thrifts as well as MHC trading multiples is shown in Exhibits 13, 14, 15, and 16.

EXHIBIT 1

ABOUT THE FIRM

FinPro, Inc. was established in 1987 as a full service investment banking and management consulting firm specializing in providing advisory services to the Financial Institutions Industry. FinPro has performed work for the Federal Bankruptcy Court, Federal Deposit Insurance Corporation, Office of Thrift Supervision and the Resolution Trust Corporation. FinPro is recognized as an expert in banking and in loan analysis by the Federal Bankruptcy Court.

FinPro is independently owned, not associated or affiliated with any transaction oriented firm. This provides FinPro with an unbiased platform from which to make analytical recommendations. FinPro believes that a client deserves to be told of all the alternatives, along with their associated benefits and downsides and that a decision should be made on its merits. This uniquely positions FinPro as an objective third party willing to suggest the unpopular strategies, unlike its competitors who rely on a transaction to get paid.

FinPro is headquartered in Liberty Corner, New Jersey and has a branch office in Buffalo, New York.

FinPro principals are frequent speakers and presenters at financial institution trade association functions. In addition, FinPro has taught strategic planning to examiners from the FDIC, OTS and the New Jersey State Department of Banking and Insurance.

FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

FinPro has also designed and built PC-based software programs to utilize as tools in its work. Examples include:

- A proprietary software program (LaRS ®) to perform loan review analytics.
- A duration based asset/liability model.
- A five year strategic planning, three year business planning, and one year budgetary model that completely simulates an entire institution.
- A branch and product profitability model.
- A market performance grid and branch improvement grid model.
- A criteria based market feasibility model.

Using systems such as these, FinPro provides state-of-the-art end products in all of its product and service areas.

LISTING OF SERVICES

FinPro offers a full array of products and services including:

ASSET/LIABILITY MANAGEMENT

CAPITAL MARKETS

- Corporate Finance
- Deposit Studies and Valuations
- Mergers and Acquisitions

COMPLIANCE

- Compliance Reviews

CRA ANALYSIS AND IMPROVEMENT

FINANCIAL

- Balance Sheet Restructuring
- Earnings Improvement Studies

LOAN REVIEW

MARKET FEASIBILITY STUDIES

- Market Studies and Market Area Evaluations
- Site Studies
- Branch Applications

MARKET RESEARCH

- Branch Acquisitions, Sales, Consolidations, Swaps and Applications
- Branch and Product Profitability
- Branch Network Evaluations
- Competitive Analysis and Positioning
- Customer Segmentation and Profiling

OPERATIONS

- Financial Reporting
- Operational and Systems Consulting

PLANNING

- Budgeting
- Segment Planning
- Strategic and Business Planning

VALUATION

- Bank Appraisals and Fairness Opinions
- Bank Valuations and Franchise Value Enhancement

P.O. BOX 323 • LIBERTY CORNER • NJ • 07938
PHONE: 908 / 604-9336
FAX: 908 / 604-5951
E-MAIL: FINPRO@FINPRONJ.COM
WEBSITE: FINPRONJ.COM

EXHIBIT 1

ABOUT THE FIRM

Donald founded FinPro, Inc. in 1987 as a consulting and investment banking firm located in New Jersey that specializes in providing advisory services to the financial institutions industry.

Mr. Musso has a broad background in capital markets, bank valuations, enhancing franchise value, corporate finance, mergers and acquisitions, asset/liability management, strategic planning, market feasibility and differentiation, branch acquisition and sales, branch profitability, financial modeling and analysis, balance sheet restructuring, product and segment profitability, business development and project management. Besides his consulting experience, he has solid industry experience, having worked for two multi billion asset, east coast financial institutions.

Mr. Musso has provided expert testimony on financial institutions matters for the Federal Bankruptcy Court, the Office of Thrift Supervision and the United States Attorney's Office.

He is a frequent speaker on Financial Institution related topics and has assisted trade groups in various activities. Mr. Musso is also on the faculty of Stonier Graduate School of Banking, teaching Strategic Planning and Mergers and Acquisitions.

Prior to establishing FinPro, Donald had direct industry experience having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion institution in Philadelphia. Before that, he had responsibility for the banking, thrift and real estate consulting practice in the State of New Jersey for Deloitte Haskins & Sells. Donald began his career with Goldome Savings Bank.

Donald has a B.S. in Finance from Villanova University and a M.B.A. in Finance from Fairleigh Dickinson University.



DONALD J. MUSSO

PRESIDENT

Exhibit 2
Enfield Federal Savings & Loan Association
Statements of Financial Conditions
As of December 31, 2001 and the Fiscal Years Ended March 31, 2001 and 2000

ASSETS	December 31, 2001 (unaudited)	March 31, 2001	March 31, 2000
Cash and due from banks	$ 6,516	$ 2,737	$ 2,866
Interest-bearing demand deposits with other banks	239	21	16
Federal Home Loan Bank overnight deposits	-	2,200	2,060
Federal funds sold	1,500	6,100	3,460
Short-term investments	1,389	6,701	1,868
Total cash and cash equivalents	9,644	17,759	10,270
Investments in available-for-sale securities (at fair value)	36,481	32,004	38,891
Federal Home Loan Bank stock, at cost	820	820	820
Loans, net of the allowance for loan losses of $682 as of December 31, 2001 (unaudited), $603 as of March 31, 2001 and $472 as of March 31, 2000	78,513	66,372	64,425
Premises and equipment, net of depreciation and amortization	1,672	1,520	998
Other real estate owned	80	270	88
Accrued interest receivable	374	478	463
Deferred income taxes	324	309	640
Cash surrender value of life insurance	3,349	3,219	3,014
Other assets	753	188	474
Total assets	$ 132,010	$ 122,939	$ 120,083
LIABILITIES AND EQUITY			
Deposits:			
Noninterest-bearing	$ 3,186	$ 2,533	$ 1,004
Interest-bearing	109,682	105,945	106,026
Total Deposits	112,868	108,478	107,030
Advanced payments by borrowers for taxes and insurance	399	174	144
Federal Home Loan Bank advances	3,985	-	-
Other liabilities	448	382	209
Total Liabilities	117,700	109,034	107,383
Commitments and contingencies (notes 10 & 11)	-	-	-
Capital accounts:			
Retained earnings	14,235	13,804	13,313
Accumulated other comprehensive income (loss)	75	101	(613)
Total capital accounts	14,310	13,905	12,700
Total liabilities and capital accounts	$ 132,010	$ 122,939	$ 120,083

These consolidated financial statements should be read only in accordance with the accompanying summary of significant accounting policies and notes to consolidated statements

Exhibit 3
Enfield Federal Savings & Loan Association
Statements of Income
For the Nine Months Ended December 31, 2000 and 2001 and the Fiscal Years Ended March 31, 2001 and 2000

	For the Nine Months Ended December 31, 2001	For the Nine Months Ended December 31, 2000	For the Fiscal Year Ended March 31, 2001	For the Fiscal Year Ended March 31, 2000
	(In Thousands)			
Interest and dividend income:				
Interest and fees on loans	$ 4,304	$ 3,684	$ 4,968	$ 4,981
Interest and dividends on securities:				
Taxable	1,591	2,037	2,639	2,568
Tax-exempt	12	-	-	-
Dividends on Federal Home Loan Bank stock	34	48	63	55
Interest on federal funds sold, interest-bearing deposits and short-term investments	181	324	440	289
Total interest and dividend income	6,122	6,093	8,110	7,893
Interest expense:				
Interest on deposits	3,200	3,355	4,510	4,234
Interest on advanced payments by borrowers for taxes and insurance	5	3	4	3
Interest on Federal Home Loan Bank advances	31	-	-	-
Total interest expense	3,236	3,358	4,514	4,237
Net interest and dividend income	2,886	2,735	3,596	3,656
Provision for loan losses	106	158	194	129
Net interest dividend income after provision for loan losses	2,780	2,577	3,402	3,527
Noninterest income:				
Service charges on deposit accounts	7	5	6	10
Gain (loss) on sale of real estate owned, net	1	(6)	(6)	23
Gain (loss) on sale and calls of available-for-sale securities, net	64	-	1	-
Increase in cash surrender value of life insurance policies	87	114	183	94
Other income	120	65	94	39
Total noninterest income	279	178	278	166
Noninterest expense:				
Salaries and employee benefits	1,337	1,303	1,691	1,507
Occupancy and equipment expense	375	282	401	367
Federal insurance premiums	15	16	21	53
Advertising and promotion	73	82	110	141
Write-down of real estate owned	22	-	-	22
Real estate owned expenses, net	10	33	38	(2)
Professional fees	66	81	150	141
Data processing expense	127	86	95	101
Stationery and supplies	50	48	100	50
Other expense	309	284	415	257
Total noninterest expense	2,384	2,215	3,021	2,637
Income before income taxes	675	540	659	1,056
Income taxes	244	145	168	359
Net income	$ 431	$ 395	$ 491	$ 697

These consolidated financial statements should be read only in accordance with the accompanying summary of significant accounting policies and notes to consolidated statements

Exhibit 4

Enfield Federal Savings & Loan Association

OTS Docket # : 14379

TFR Schedule SO and Audited Income Statement Reconciliation

For the Nine Months Ended September 30, 2000

Description		**TFR ($ in 000's)**
3/31/01 SO Net Income	$	98
6/30/01 SO Net Income		114
9/30/01 SO Net Income		144
12/31/01 SO Net Income		171
Net Income for Fiscal Year Ended 9/30/01	$	527
Audited Financial Statements:		
Net Income for Fiscal Year Ended 12/31/01	$	527
Variance - Note 1	$	-

Exhibit 5
Enfield Federal Savings & Loan Association
Statements of Retained Earnings
For the Years Ended September 30, 2001 and 2000

	Retained Earnings	Accumulated other Comprehensive Income (loss)	Total
Balance, March 31, 1999	12,693	(7)	12,686
Restatement for changes related to underaccrual of taxes	(77)	-	(77)
Adjusted balance, March 31, 1999	12,616	(7)	12,609
Comprehensive income:			
Net income	697	-	-
Unrealized holding loss on transfer of held-to-maturity securities to available-for-sale securities, net of tax effect of $240,570 on July 1, 1999	-	(399)	-
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	-	(207)	-
Comprehensive income	-	-	91
Balance, March 31, 2000	13,313	(613)	12,700
Comprehensive income:			
Net income	491	-	-
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	-	714	-
Comprehensive income	-	-	1,205
Balance, March 31, 2001	13,804	101	13,905
Comprehensive income:			
Net income	431	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	-	(26)	-
Comprehensive income	-	-	405.00
Balance, December 31, 2001 (unaudited)	$ 14,235	$ 75	$ 14,310

Reclassification disclosure:

	For the Nine Months Ended December 31, 2001	For the Years Ended March 31, 2001	For the Years Ended March 31, 2000
Net unrealized gains (losses) on available-for-sale securities	$ 22	$ 1,148	$ (332)
Reclassification adjustment for realized (gains) or losses in net income	(64)	(1)	-
Other comprehensive income (loss) before income tax effect	(42)	1,147	(332)
Income tax (expense) benefit	16	(433)	125
Other comprehensive income (loss), net of tax	$ (26)	$ 714	$ (207)

These consolidated financial statements should be read only in accordance with the accompanying summary of significant accounting policies and notes to consolidated statements.

Exhibit 6
Enfield Federal Savings & Loan Association
Statements of Cash Flows
For the Nine Months Ended December 31, 2000 and 2001 and the Fiscal Years Ended March 31, 2001 and 2000

	For the Nine Months Ended December 31, 2001	For the Nine Months Ended December 31, 2000	For the Years Ended March 31, 2001	For the Years Ended March 31, 2000
	(Unaudited)	(Unaudited)		
Cash flows from operating activities				
Net Income	$ 431	$ 395	$ 491	$ 697
Adjustments to reconcile net income to net cash provided by operating activities:				
(Accretion) amortization of securities, net	(12)	6	15	34
(Gain) loss on sales and calls of available-for-sale securities, net	(64)	-	(1)	-
Provision for loan losses	106	158	194	129
Change in deferred loan origination fees	(22)	19	21	(42)
Depreciation and amortization	148	114	161	150
Write-down of other real estate owned	22	-	-	22
(Gain) loss on sales of other real estate owned, net	(1)	6	6	(23)
(Increase) decrease in accrued interest receivable	104	7	(15)	(177)
Deferred income tax benefit	-	-	(102)	(92)
Increase in cash surrender value life insurance policies	(87)	(114)	(183)	(94)
(Increase) decrease in prepaid expenses and other assets	(568)	124	286	(239)
Increase in accrued expenses and other liabilities	70	78	173	11
Net cash provided by operating activities	127	793	1,046	376
Cash flows from investing activities				
Purchases of available-for-sale securities	(39,246)	(6,763)	(13,044)	(3,624)
Proceeds from sales of available-for-sale securities	10,036	-	398	4,445
Proceeds from maturities of available-for-sale securities	24,767	5,155	20,666	5,423
Purchases of held-to-maturity securities	-	-	-	(7,718)
Proceeds from maturities of held-to-maturity securities	-	-	-	1,666
Net (increase) decrease in loans	(12,083)	(1,027)	(2,581)	1,843
Recoveries of loans previously charged off	-	14	14	-
Capital expenditures - premises and equipment	(300)	(398)	(683)	(159)
Capitalized expenditures - other real estate owned	(63)	(5)	(5)	-
Proceeds from sales of other real estate owned	90	180	207	295
Proceeds from claim reimbursement - other real estate owned	-	-	15	-
Investment in life insurance policies	(43)	(16)	(22)	(2,872)
Net cash provided by (used in) investing activities	(16,842)	(2,860)	4,965	(701)
Cash flows from financing activities				
Net increase (decrease) in demand deposits, NOW and savings accounts	5,842	(824)	(28)	1,246
Net increase (decrease) in time deposits	(1,452)	113	1,476	(1,643)
Net increase in advanced payments by borrowers for taxes and insurance	225	137	30	13
Proceeds from Federal Home Loan Bank long-term advances	4,000	-	-	-
Principal payments on Federal Home Loan Bank long-term advances	(15)	-	-	-
Net cash provided by (used in) financing activities	8,600	(574)	1,478	(384)
Net increase (decrease) in cash and cash equivalents	(8,115)	(2,641)	7,489	(709)
Cash and cash equivalents, beginning of period	17,759	10,270	10,270	10,979
Cash and cash equivalents, end of period	$ 9,644	$ 7,629	$ 17,759	$ 10,270
Supplemental disclosures				
Interest paid	$ 3,210	$ 3,361	$ 4,514	$ 4,237
Income taxes paid	323	288	288	446
Transfer of held-to-maturity securities to available-for-sale securities	-	-	-	42,882
Loans transferred to other real estate owned	124	160	405	-
Loans originated from sales of other real estate owned	266	-	-	-

These consolidated financial statements should be read only in accordance with the accompanying summary of significant accounting policies and notes to consolidated statements.

Exhibit 7

Selected Financial Data

		Corporate							Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
AABC	Access Anytime Bancorp, Inc.	NASDAQ	Albuquerque	NM	5	08/08/1986	SAIF	Standard	173,506	96.92	80.58	83.14	6.59
ABBK	Abington Bancorp, Inc.	NASDAQ	Abington	MA	13	06/10/1986	BIF	Standard	770,118	NA	NA	64.60	26.17
ABCW	Anchor BanCorp Wisconsin Inc.	NASDAQ	Madison	WI	54	07/16/1992	SAIF	Standard	3,579,446	106.57	76.16	71.46	18.41
AFBC	Advance Financial Bancorp	NASDAQ	Wellsburg	WV	5	01/02/1997	SAIF	Standard	193,805	101.76	81.71	80.30	10.32
AHCI	Ambanc Holding Co., Inc.	NASDAQ	Amsterdam	NY	15	12/27/1995	BIF	Standard	672,629	100.33	70.61	70.38	16.23
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	7	03/03/1995	SAIF	Mutual Holding Co	377,145	73.62	54.30	73.76	16.53
AMFC	AMB Financial Corp.	NASDAQ	Munster	IN	3	04/01/1996	SAIF	Standard	141,648	112.79	81.38	72.16	17.68
AMFH	American Financial Holdings, Inc.	NASDAQ	New Britain	CT	34	11/30/1999	BIF	Standard	1,900,596	109.03	64.49	59.15	16.39
ANA	Acadiana Bancshares, Inc.	AMEX	Lafayette	LA	5	07/16/1996	SAIF	Standard	315,505	107.90	73.72	68.33	22.73
ANE	Alliance Bancorp of New England, Inc.	AMEX	Vernon	CT	9	12/19/1986	BIF	Standard	374,606	82.48	66.62	80.78	11.08
ASBI	Ameriana Bancorp	NASDAQ	New Castle	IN	11	03/02/1987	SAIF	Standard	511,383	93.30	71.43	76.56	13.25
ASBP	ASB Financial Corp.	NASDAQ	Portsmouth	OH	1	05/11/1995	SAIF	Standard	138,628	88.88	75.38	84.82	3.06
ASFC	Astoria Financial Corporation	NASDAQ	Lake Success	NY	86	11/18/1993	SAIF	Standard	22,667,706	111.59	53.68	48.10	42.79
BBX	BankAtlantic Bancorp, Inc.	NYSE	Fort Lauderdale	FL	58	11/29/1983	SAIF	Standard	4,653,593	NA	NA	48.92	36.63
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	11	07/08/1998	SAIF	Mutual Holding Co	390,883	82.75	68.97	83.35	4.55
BFD	BostonFed Bancorp, Inc.	AMEX	Burlington	MA	11	10/24/1995	SAIF	Standard	1,470,866	120.76	72.62	60.14	30.53
BFFC	Big Foot Financial Corporation	NASDAQ	Long Grove	IL	3	12/20/1996	SAIF	Standard	226,186	134.77	78.26	58.07	26.97
BFSB	Bedford Bancshares, Inc.	NASDAQ	Bedford	VA	4	08/22/1994	SAIF	Standard	223,042	128.59	86.69	67.41	21.52
BHL	Berkshire Hills Bancorp, Inc.	AMEX	Pittsfield	MA	11	06/28/2000	BIF	Standard	1,031,804	107.77	77.57	71.98	13.17
BKMU	Bank Mutual Corporation (MHC)	NASDAQ	Milwaukee	WI	70	11/02/2000	SAIF	Mutual Holding Co	2,905,790	88.18	63.44	71.94	16.01
BKUNA	BankUnited Financial Corporation	NASDAQ	Coral Gables	FL	37	12/11/1985	SAIF	Standard	5,238,195	132.50	67.11	50.65	38.04
BRBI	Blue River Bancshares, Inc.	NASDAQ	Shelbyville	IN	4	NA	SAIF		151,731	88.75	73.29	82.59	6.59
BRKL	Brookline Bancorp, Inc. (MHC)	NASDAQ	Brookline	MA	6	03/25/1998	BIF	Mutual Holding Co	1,099,596	134.37	75.88	56.47	16.20
BYFC	Broadway Financial Corporation	NASDAQ	Los Angeles	CA	4	01/09/1996	SAIF	Standard	182,017	84.60	73.09	86.39	4.53
BYS	Bay State Bancorp, Inc.	AMEX	Brookline	MA	6	03/30/1998	SAIF	Standard	527,587	142.17	85.42	60.09	28.88
CAFI	Camco Financial Corporation	NASDAQ	Cambridge	OH	22	NA	SAIF		1,007,131	129.31	83.36	64.47	26.11
CASH	First Midwest Financial, Inc.	NASDAQ	Storm Lake	IA	15	09/20/1993	SAIF	Standard	550,912	102.08	63.55	62.25	27.67
CAVB	Cavalry Bancorp, Inc.	NASDAQ	Murfreesboro	TN	9	03/17/1998	SAIF	Standard	418,831	76.73	67.37	87.80	0.24
CBES	CBES Bancorp, Inc.	NASDAQ	Excelsior Springs	MO	3	09/30/1996	SAIF	Standard	127,361	85.48	69.08	80.81	7.07
CBSA	Coastal Bancorp, Inc.	NASDAQ	Houston	TX	50	NA	SAIF		2,597,891	113.17	72.33	63.91	28.28
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	8	10/24/1986	BIF	Standard	427,476	117.50	74.45	63.36	25.26
CF	Charter One Financial, Inc.	NYSE	Cleveland	OH	436	01/22/1988	SAIF	Standard	38,174,516	102.10	67.20	65.81	24.01
CFB	Commercial Federal Corporation	NYSE	Omaha	NE	202	12/31/1984	SAIF	Standard	12,982,024	124.39	64.16	51.58	39.27
CFCP	Coastal Financial Corporation	NASDAQ	Myrtle Beach	SC	16	09/26/1990	SAIF	Standard	763,214	93.50	64.98	69.49	21.07
CFFC	Community Financial Corporation	NASDAQ	Staunton	VA	6	03/30/1988	SAIF	Standard	249,380	113.79	85.18	74.85	13.53
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	34	04/01/1999	SAIF	Mutual Holding Co	8,705,324	122.96	61.34	49.89	38.33
CFSB	Citizens First Financial Corp.	NASDAQ	Bloomington	IL	5	05/01/1996	SAIF	Standard	335,658	121.59	85.77	70.54	19.28
CFSL	Chesterfield Financial Corp.	NASDAQ	Chicago	IL	3	05/02/2001	SAIF	Standard	362,896	59.79	45.05	75.34	0.00
CHFN	Charter Financial Corp. (MHC)	NASDAQ	West Point	GA	5	10/17/2001	SAIF	Mutual Holding Co	894,920	114.74	25.69	22.39	34.58
CIBI	Community Investors Bancorp, Inc.	NASDAQ	Bucyrus	OH	3	02/07/1995	SAIF	Standard	115,086	117.00	82.59	70.59	18.63
CITZ	CFS Bancorp, Inc.	NASDAQ	Munster	IN	23	07/24/1998	SAIF	Standard	1,604,134	94.19	55.54	58.97	28.84
CKFB	CKF Bancorp, Inc.	NASDAQ	Danville	KY	3	01/04/1995	SAIF	Standard	142,239	108.76	87.38	80.34	9.83
CMSB	Commonwealth Bancorp, Inc.	NASDAQ	Norristown	PA	60	06/17/1996	SAIF	Second-Stage	1,784,272	88.11	73.79	83.75	6.90
CMSV	Community Savings Bankshares, Inc.	NASDAQ	North Palm Beach	FL	21	12/16/1998	SAIF	Second-Stage	960,778	98.02	70.01	71.43	15.28
CNY	Carver Bancorp, Inc.	AMEX	New York	NY	5	10/25/1994	SAIF	Standard	449,464	95.08	68.94	72.51	17.51
COOP	Cooperative Bankshares, Inc.	NASDAQ	Wilmington	NC	17	08/21/1991	SAIF	Standard	443,781	107.65	82.63	76.75	15.34
CRZY	Crazy Woman Creek Bancorp Incorporated	NASDAQ	Buffalo	WY	2	03/29/1996	SAIF	Standard	68,773	91.79	54.33	59.19	19.48
CTZN	Citizens First Bancorp, Inc.	NASDAQ	Port Huron	MI	14	03/07/2001	SAIF	Standard	922,602	113.50	77.48	68.26	13.82
DCOM	Dime Community Bancshares, Inc.	NASDAQ	Brooklyn	NY	18	06/26/1996	BIF	Standard	2,779,882	128.82	73.93	57.39	31.39
DFBS	DutchFork Bancshares, Inc.	NASDAQ	Newberry	SC	3	07/06/2000	SAIF	Standard	249,832	49.88	29.40	58.94	24.02
DSL	Downey Financial Corp.	NYSE	Newport Beach	CA	139	01/01/1971	SAIF		11,105,030	110.80	86.00	77.62	13.71
EBSI	Eagle Bancshares, Inc.	NASDAQ	Tucker	GA	14	04/01/1986	SAIF	Standard	1,148,807	NA	NA	69.15	19.41
EFBC	Empire Federal Bancorp, Inc.	NASDAQ	Livingston	MT	4	01/27/1997	SAIF	Standard	148,576	86.20	57.97	67.25	11.77

Exhibit 7

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate							*Key Financial Data as of The Most Recent Quarter*				
EFC	EFC Bancorp, Inc.	AMEX	Elgin	IL	7	04/07/1998	SAIF	Standard	660,521	129.70	80.04	61.71	26.52
EQSB	Equitable Bank	NASDAQ	Wheaton	MD	5	09/10/1993	SAIF	Supervisory	469,778	NA	NA	67.93	25.54
ESBF	ESB Financial Corporation	NASDAQ	Ellwood City	PA	17	06/13/1990	SAIF	Standard	1,219,586	100.76	43.39	43.06	47.46
ESBK	Elmira Savings Bank, FSB	NASDAQ	Elmira	NY	6	03/01/1985	BIF	Standard	282,408	98.18	77.91	79.36	12.80
EVRT	EverTrust Financial Group, Inc.	NASDAQ	Everett	WA	12	10/04/1999	BIF	Standard	646,997	129.98	87.34	67.19	17.60
FAB	FIRSTFED AMERICA BANCORP, INC.	AMEX	Swansea	MA	16	01/15/1997	SAIF	Standard	1,698,757	118.08	53.19	45.05	45.10
FBBC	First Bell Bancorp, Inc.	NASDAQ	Pittsburgh	PA	7	06/29/1995	SAIF	Standard	858,086	83.08	54.21	65.25	25.11
FBC	Flagstar Bancorp, Inc.	NYSE	Troy	MI	71	NA	SAIF		6,704,363	164.00	88.26	53.82	29.39
FBCI	Fidelity Bancorp, Inc.	NASDAQ	Chicago	IL	5	12/15/1993	SAIF	Standard	666,455	103.66	65.07	62.78	28.20
FBEI	First Bancorp of Indiana, Inc.	NASDAQ	Evansville	IN	7	04/07/1999	SAIF	Standard	186,762	83.38	57.21	68.61	13.39
FBNW	FirstBank NW Corp.	NASDAQ	Lewiston	ID	8	07/02/1997	SAIF	Standard	297,101	NA	NA	60.19	29.20
FBSI	First Bancshares, Inc.	NASDAQ	Mountain Grove	MO	10	12/22/1993	SAIF	Standard	232,224	110.04	82.25	74.74	13.78
FBTC	First BancTrust Corporation	NASDAQ	Paris	IL	2	04/19/2001	SAIF	Standard	191,399	78.28	55.79	71.27	13.33
FCAP	First Capital, Inc.	NASDAQ	Corydon	IN	9	01/04/1999	SAIF	Second-Stage	275,460	98.52	71.49	72.57	14.37
FCB	Falmouth Bancorp, Inc.	AMEX	Falmouth	MA	3	03/28/1996	BIF	Standard	146,973	91.38	75.88	83.05	5.03
FDEF	First Defiance Financial Corp.	NASDAQ	Defiance	OH	14	10/02/1995	SAIF	Second-Stage	1,132,613	83.58	46.60	55.75	22.15
FDTR	Federal Trust Corporation	NASDAQ	Winter Park	FL	3	NA	SAIF		271,924	118.72	89.33	75.24	15.08
FED	FirstFed Financial Corp.	NYSE	Santa Monica	CA	29	12/16/1983	SAIF	Standard	4,726,382	159.91	86.16	53.88	38.25
FESX	First Essex Bancorp, Inc.	NASDAQ	Andover	MA	20	08/04/1987	BIF	Standard	1,592,319	NA	NA	76.44	12.95
FFBH	First Federal Bancshares of Arkansas, Inc.	NASDAQ	Harrison	AR	16	05/03/1996	SAIF	Standard	697,665	87.07	68.90	79.13	8.00
FFBI	First Federal Bancshares, Inc.	NASDAQ	Colchester	IL	6	09/28/2000	SAIF	Standard	250,428	57.73	45.75	79.25	0.80
FFBK	FloridaFirst Bancorp, Inc.	NASDAQ	Lakeland	FL	11	12/22/2000	SAIF	Second-Stage	660,369	119.59	72.35	60.50	24.31
FFBZ	*First Federal Bancorp, Inc.*	NASDAQ	*Zanesville*	OH	6	07/13/1992	SAIF	Standard	229,417	142.23	87.77	61.71	28.49
FFCH	First Financial Holdings, Inc.	NASDAQ	Charleston	SC	44	11/10/1983	SAIF	Standard	2,318,872	138.21	83.95	60.74	30.48
FFDB	FirstFed Bancorp, Inc.	NASDAQ	Bessemer	AL	8	11/19/1991	SAIF	Standard	183,513	76.85	61.69	80.27	9.26
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	2	04/03/1996	SAIF	Standard	130,682	119.08	84.38	70.85	15.84
FFED	Fidelity Federal Bancorp	NASDAQ	Evansville	IN	5	08/31/1987	SAIF	Standard	168,239	89.08	65.43	73.45	17.88
FFFD	North Central Bancshares, Inc.	NASDAQ	Fort Dodge	IA	8	03/21/1996	SAIF	Second-Stage	380,433	118.36	84.06	71.02	18.79
FFFL	Fidelity Bankshares, Inc.	NASDAQ	West Palm Beach	FL	38	05/15/2001	SAIF	Second-Stage	2,136,935	NA	NA	72.98	15.28
FFHH	FSF Financial Corp.	NASDAQ	Hutchinson	MN	12	10/07/1994	SAIF	Standard	522,573	97.91	70.70	72.21	18.75
FFHS	First Franklin Corporation	NASDAQ	Cincinnati	OH	7	01/26/1988	SAIF	Standard	273,537	103.31	75.82	73.39	17.93
FFIC	Flushing Financial Corporation	NASDAQ	Flushing	NY	10	11/21/1995	BIF	Standard	1,487,529	131.19	72.19	55.03	34.52
FFKY	First Federal Financial Corporation of Kentucky	NASDAQ	Elizabethtown	KY	13	07/15/1987	SAIF	Standard	607,213	112.84	87.03	77.13	12.72
FFLC	FFLC Bancorp, Inc.	NASDAQ	Leesburg	FL	12	01/04/1994	SAIF	Standard	823,151	117.96	83.85	71.08	20.33
FFSL	First Independence Corporation	NASDAQ	Independence	KS	3	10/08/1993	SAIF	Standard	151,501	124.55	87.21	70.02	19.80
FFSX	First Federal Bankshares, Inc.	NASDAQ	Sioux City	IA	16	04/14/1999	SAIF	Second-Stage	651,629	88.21	65.22	73.94	13.82
FFWC	FFW Corporation	NASDAQ	Wabash	IN	4	04/05/1993	SAIF	Standard	237,341	105.49	64.58	61.22	27.97
FGHC	First Georgia Holding, Inc.	NASDAQ	Brunswick	GA	6	02/11/1987	SAIF	Standard	240,817	93.29	81.76	87.65	3.64
FKAN	First Kansas Financial Corporation	NASDAQ	Osawatomie	KS	6	06/29/1998	SAIF	Standard	151,949	73.95	39.72	53.71	32.91
FKFS	First Keystone Financial, Inc.	NASDAQ	Media	PA	7	01/26/1995	SAIF	Standard	489,050	80.18	51.09	63.72	25.78
FKKY	Frankfort First Bancorp, Inc.	NASDAQ	Frankfort	KY	3	07/10/1995	SAIF	Standard	145,862	169.88	93.67	55.14	31.38
FLBC	Finger Lakes Bancorp, Inc.	NASDAQ	Geneva	NY	7	11/14/2000	SAIF	Second-Stage	343,360	78.30	52.84	67.49	20.57
FMCO	FMS Financial Corporation	NASDAQ	Burlington	NJ	34	12/14/1988	SAIF	Standard	957,828	47.12	34.45	73.12	17.36
FMSB	First Mutual Bancshares, Inc.	NASDAQ	Bellevue	WA	11	12/17/1985	BIF	Standard	667,461	118.46	81.88	69.12	22.08
FNFG	First Niagara Financial Group, Inc. (MHC)	NASDAQ	Lockport	NY	37	04/20/1998	BIF	Mutual Holding Co	2,857,946	93.86	65.38	69.66	19.56
FNFI	First Niles Financial, Inc.	NASDAQ	Niles	OH	1	10/27/1998	SAIF	Standard	94,958	69.68	40.55	58.19	20.54
FPFC	First Place Financial Corp.	NASDAQ	Warren	OH	24	01/04/1999	SAIF	Standard	1,658,791	90.05	58.37	64.82	21.40
FSBI	Fidelity Bancorp, Inc.	NASDAQ	Pittsburgh	PA	10	06/24/1988	SAIF	Standard	560,996	98.48	56.18	57.04	33.85
FSFF	First SecurityFed Financial, Inc.	NASDAQ	Chicago	IL	5	10/31/1997	SAIF	Standard	423,547	106.07	67.95	64.07	16.67
FSLA	First Sentinel Bancorp, Inc.	NASDAQ	Woodbridge	NJ	22	04/09/1998	SAIF	Second-Stage	2,138,919	95.47	58.71	61.49	25.52
FTFC	First Federal Capital Corp.	NASDAQ	La Crosse	WI	79	11/02/1989	SAIF	Standard	2,717,710	91.72	68.49	74.67	17.20
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	15	03/26/1996	SAIF	Standard	874,551	81.92	49.38	60.28	26.71
GAFC	Greater Atlantic Financial Corp.	NASDAQ	Reston	VA	9	NA	SAIF		404,007	76.45	46.97	61.44	32.83

Exhibit 7

Selected Financial Data

		Corporate							Key Financial Data as of The Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
GBNK	Gaston Federal Bancorp, Inc. (MHC)	NASDAQ	Gastonia	NC	9	04/13/1998	SAIF	Mutual Holding Co	448,269	95.43	75.28	78.88	9.38
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	6	12/30/1998	BIF	Mutual Holding Co	191,297	73.06	60.97	83.46	2.61
GCFC	Grand Central Financial Corp.	NASDAQ	Wellsville	OH	4	12/30/1998	SAIF	Standard	131,065	102.70	60.03	58.45	26.79
GDW	Golden West Financial Corporation	NYSE	Oakland	CA	262	05/29/1959	SAIF		58,586,271	119.88	70.54	58.84	32.53
GFED	Guaranty Federal Bancshares, Inc.	NASDAQ	Springfield	MO	5	12/31/1997	SAIF	Second-Stage	380,528	180.64	85.37	47.26	37.60
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	1	03/23/1999	SAIF	Mutual Holding Co	82,863	118.35	68.11	57.54	19.79
GPT	GreenPoint Financial Corporation	NYSE	New York	NY	74	01/28/1994	BIF	Standard	20,186,070	93.79	49.74	53.04	32.92
GSB	Golden State Bancorp Inc.	NYSE	San Francisco	CA	356	NA	SAIF		56,490,669	158.48	70.51	44.49	47.46
GSLA	GS Financial Corp.	NASDAQ	Metairie	LA	3	04/01/1997	SAIF	Standard	188,494	114.10	43.53	38.15	42.05
GTPS	Great American Bancorp, Inc.	NASDAQ	Champaign	IL	3	06/30/1995	SAIF	Standard	168,344	114.82	86.99	75.76	12.18
GUPB	GFSB Bancorp, Inc.	NASDAQ	Gallup	NM	1	06/30/1995	SAIF	Standard	196,299	NA	NA	54.80	36.23
HARB	Harbor Florida Bancshares, Inc.	NASDAQ	Fort Pierce	FL	31	03/19/1998	SAIF	Second-Stage	1,858,482	114.23	78.05	68.33	18.59
HARL	Harleysville Savings Financial Corporation	NASDAQ	Harleysville	PA	5	08/04/1987	SAIF	Standard	573,983	84.73	52.00	61.37	31.84
HCBB	HCB Bancshares, Inc.	NASDAQ	Camden	AR	6	05/07/1997	SAIF	Standard	284,272	79.10	45.98	58.13	30.39
HCBC	High Country Bancorp, Inc.	NASDAQ	Salida	CO	4	12/10/1997	SAIF	Standard	168,627	127.90	81.42	63.66	25.84
HCBK	Hudson City Bancorp, Inc. (MHC)	NASDAQ	Paramus	NJ	80	07/13/1999	BIF	Mutual Holding Co	11,426,768	75.27	52.12	69.25	18.82
HCFC	Home City Financial Corporation	NASDAQ	Springfield	OH	2	12/30/1996	SAIF	Standard	145,034	121.05	79.78	65.91	24.63
HFBA	HFB Financial Corporation	NASDAQ	Middlesboro	KY	4	12/28/1992	SAIF	Standard	223,611	75.04	62.56	83.37	5.56
HFBC	HopFed Bancorp, Inc.	NASDAQ	Hopkinsville	KY	6	02/09/1998	SAIF	Standard	273,292	81.82	57.23	69.94	12.44
HFFB	Harrodsburg First Financial Bancorp, Inc.	NASDAQ	Harrodsburg	KY	4	10/04/1995	SAIF	Standard	136,541	102.46	77.26	75.41	5.13
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	31	04/08/1992	SAIF	Standard	753,204	91.67	70.37	76.77	12.89
HFWA	Heritage Financial Corporation	NASDAQ	Olympia	WA	18	01/09/1998	SAIF	Second-Stage	591,819	102.28	84.61	82.73	2.59
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	6	12/20/1988	BIF	Standard	386,181	113.97	73.77	64.73	25.11
HLFC	Home Loan Financial Corporation	NASDAQ	Coshocton	OH	3	03/26/1998	SAIF	Standard	126,060	142.15	83.22	58.55	24.97
HMLK	Hemlock Federal Financial Corp.	NASDAQ	Oak Forest	IL	6	04/02/1997	SAIF	Standard	283,184	83.00	54.86	66.10	25.21
HMNF	HMN Financial, Inc.	NASDAQ	Rochester	MN	12	06/30/1994	SAIF	Standard	721,427	117.13	69.72	59.52	29.08
HOMF	Home Federal Bancorp	NASDAQ	Seymour	IN	17	01/14/1988	SAIF	Standard	862,110	112.50	75.58	67.18	23.04
HRBT	Hudson River Bancorp, Inc.	NASDAQ	Hudson	NY	37	07/01/1998	BIF	Standard	1,916,388	115.36	77.18	66.90	19.43
HRZB	Horizon Financial Corp.	NASDAQ	Bellingham	WA	15	08/01/1986	BIF	Standard	745,500	94.85	76.57	80.73	4.12
HSTD	Homestead Bancorp, Inc.	NASDAQ	Ponchatoula	LA	3	07/20/1998	SAIF	Second-Stage	120,013	147.46	65.38	44.34	44.92
HTHR	Hawthorne Financial Corporation	NASDAQ	El Segundo	CA	8	NA	SAIF		1,856,197	145.03	93.73	64.63	27.46
HWEN	Home Financial Bancorp	NASDAQ	Spencer	IN	2	07/02/1996	SAIF	Standard	67,976	119.84	78.37	65.39	25.30
HZFS	Horizon Financial Services Corporation	NASDAQ	Oskaloosa	IA	3	06/30/1994	SAIF	Standard	90,134	88.30	72.32	81.90	7.30
ICBC	Independence Community Bank Corp.	NASDAQ	Brooklyn	NY	69	03/17/1998	SAIF	Standard	7,624,798	122.59	77.09	62.88	22.07
IFSB	Independence Federal Savings Bank	NASDAQ	Washington	DC	5	06/06/1985	SAIF	Standard	259,184	46.22	34.94	75.60	13.83
IPSW	Ipswich Bancshares, Inc.	NASDAQ	Ipswich	MA	8	05/26/1993	BIF	Standard	321,115	81.64	63.44	77.70	14.90
ITLA	ITLA Capital Corporation	NASDAQ	La Jolla	CA	6	10/24/1995	BIF		1,432,532	140.85	91.65	65.07	22.92
JXSB	Jacksonville Savings Bank (MHC)	NASDAQ	Jacksonville	IL	7	04/21/1995	SAIF	Mutual Holding Co	230,221	78.17	69.56	88.98	0.49
JXVL	Jacksonville Bancorp, Inc.	NASDAQ	Jacksonville	TX	8	04/01/1996	SAIF	Second-Stage	390,664	82.72	65.98	79.77	9.92
KFBI	Klamath First Bancorp, Inc.	NASDAQ	Klamath Falls	OR	53	10/05/1995	SAIF	Standard	1,460,960	58.76	46.49	79.13	11.62
KNK	Kankakee Bancorp, Inc.	AMEX	Kankakee	IL	15	01/06/1993	SAIF	Standard	479,484	95.19	80.67	84.74	6.26
KYF	Kentucky First Bancorp, Inc.	AMEX	Cynthiana	KY	2	08/29/1995	SAIF	Standard	78,896	83.41	57.05	68.40	14.96
LARL	Laurel Capital Group, Inc.	NASDAQ	Allison Park	PA	6	02/20/1987	SAIF	Standard	259,563	86.00	67.93	78.99	8.33
LFCO	Life Financial Corporation	NASDAQ	Riverside	CA	5	NA	SAIF		271,523	82.37	78.21	94.95	0.55
LFED	Leeds Federal Bankshares, Inc. (MHC)	NASDAQ	Baltimore	MD	2	05/02/1994	SAIF	Mutual Holding Co	395,165	67.34	57.64	85.59	0.05
LIBB	Liberty Bancorp, Inc. (MHC)	NASDAQ	Avenel	NJ	7	07/01/1998	SAIF	Mutual Holding Co	337,801	80.04	60.80	75.97	13.17
LNCB	Lincoln Bancorp	NASDAQ	Plainfield	IN	7	12/30/1998	SAIF	Standard	492,670	140.82	72.06	51.17	30.21
LOGN	Logansport Financial Corp.	NASDAQ	Logansport	IN	1	06/14/1995	SAIF	Standard	138,065	134.48	81.72	60.77	26.01
LSBI	LSB Financial Corp.	NASDAQ	Lafayette	IN	5	02/03/1995	BIF	Standard	290,407	124.21	85.03	68.45	22.92
LSBX	LSB Corporation	NASDAQ	North Andover	MA	5	05/02/1986	BIF	Standard	438,267	86.51	52.99	61.25	25.35
LXMO	Lexington B&L Financial Corp.	NASDAQ	Lexington	MO	3	06/06/1996	SAIF	Standard	126,389	73.13	57.94	79.22	8.24
MAFB	MAF Bancorp, Inc.	NASDAQ	Clarendon Hills	IL	32	01/12/1990	SAIF	Standard	5,595,039	121.03	76.96	63.59	26.28
MASB	MASSBANK Corp.	NASDAQ	Reading	MA	15	05/28/1986	BIF	Standard	971,168	38.96	34.08	87.49	0.02

Exhibit 7

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate							Key Financial Data as of The Most Recent Quarter				
MBBC	Monterey Bay Bancorp, Inc.	NASDAQ	Watsonville	CA	8	02/15/1995	SAIF	Standard	537,391	109.30	87.93	80.45	10.01
MDBK	Medford Bancorp, Inc.	NASDAQ	Medford	MA	19	03/18/1986	BIF	Standard	1,412,771	62.25	48.29	77.57	14.18
METF	Metropolitan Financial Corp.	NASDAQ	Highland Hills	OH	24	NA	SAIF		1,578,222	94.11	66.72	70.90	21.61
MFBC	MFB Corp.	NASDAQ	Mishawaka	IN	7	03/25/1994	SAIF	Standard	412,864	123.20	73.63	59.77	31.34
MFLR	Mayflower Co-operative Bank	NASDAQ	Middleboro	MA	5	12/23/1987	BIF	Standard	175,707	64.67	53.35	82.49	8.54
MFSF	MutualFirst Financial, Inc.	NASDAQ	Muncie	IN	17	12/30/1999	SAIF	Standard	768,850	121.99	84.92	69.61	14.59
MSBF	MSB Financial, Inc.	NASDAQ	Marshall	MI	2	02/06/1995	SAIF	Standard	91,419	144.75	90.16	62.28	18.77
MTXC	Matrix Bancorp, Inc.	NASDAQ	Denver	CO	3	NA	SAIF		1,529,530	25.02	12.99	51.93	27.60
MYST	Mystic Financial, Inc.	NASDAQ	Medford	MA	5	01/09/1998	BIF	Standard	306,242	95.26	71.79	75.37	14.57
NASB	NASB Financial, Inc.	NASDAQ	Grandview	MO	8	09/27/1985	SAIF		971,462	138.12	83.32	60.33	28.15
NBN	Northeast Bancorp	AMEX	Auburn	ME	11	08/19/1987	BIF	Standard	428,907	131.02	87.94	67.12	23.13
NBSI	North Bancshares, Inc.	NASDAQ	Chicago	IL	2	12/21/1993	SAIF	Standard	136,302	107.18	68.76	64.16	23.29
NEIB	Northeast Indiana Bancorp, Inc.	NASDAQ	Huntington	IN	3	06/28/1995	SAIF	Standard	238,394	120.25	69.12	57.48	31.03
NEP	Northeast Pennsylvania Financial Corp.	AMEX	Hazleton	PA	16	04/01/1998	SAIF	Standard	808,830	97.40	62.11	63.76	26.02
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	14	05/22/1986	SAIF	Standard	493,345	82.83	71.69	86.55	2.77
NMIL	NewMil Bancorp, Inc.	NASDAQ	New Milford	CT	18	02/01/1986	BIF	Standard	607,026	72.64	56.98	78.43	12.08
NTBK	NetBank, Inc.	NASDAQ	Alpharetta	GA	0	NA	SAIF		2,879,533	NA	NA	51.88	36.08
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	123	11/07/1994	SAIF	Mutual Holding Co	4,121,293	NA	NA	83.59	6.17
NYCB	New York Community Bancorp, Inc.	NASDAQ	Westbury	NY	119	11/23/1993	BIF	Standard	9,205,220	99.10	58.68	59.21	25.10
OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River	NJ	16	07/03/1996	SAIF	Standard	1,763,666	118.23	74.35	62.88	27.46
OCN	Ocwen Financial Corporation	NYSE	West Palm Beach	FL	1	NA	SAIF		3,369,987	65.32	31.83	48.73	30.14
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	6	12/30/1998	BIF	Mutual Holding Co	352,717	73.03	47.24	64.69	21.72
OTFC	Oregon Trail Financial Corp.	NASDAQ	Baker City	OR	9	10/06/1997	SAIF	Standard	396,355	117.26	74.45	63.49	21.41
PBCI	Pamrapo Bancorp, Inc.	NASDAQ	Bayonne	NJ	11	11/14/1989	SAIF	Standard	527,487	89.81	69.61	77.51	11.52
PBCP	Provident Bancorp, Inc. (MHC)	NASDAQ	Montebello	NY	15	01/08/1999	SAIF	Mutual Holding Co	881,260	94.21	69.82	74.11	12.53
PBCT	People's Bank (MHC)	NASDAQ	Bridgeport	CT	148	07/06/1988	BIF	Mutual Holding Co	11,890,600	NA	NA	67.14	23.50
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	5	11/16/1995	BIF	Mutual Holding Co	237,786	93.24	65.67	70.43	18.83
PBKB	People's Bancshares, Inc.	NASDAQ	New Bedford	MA	12	10/30/1986	BIF	Standard	915,758	56.65	34.71	61.28	30.79
PBNC	PFS Bancorp, Inc.	NASDAQ	Aurora	IN	3	10/12/2001	SAIF	Standard	137,569	80.35	70.92	88.26	0.73
PCBI	Peoples Community Bancorp, Inc.	NASDAQ	West Chester	OH	8	03/30/2000	SAIF	Standard	415,970	163.64	91.69	56.03	33.66
PEDE	Great Pee Dee Bancorp, Inc.	NASDAQ	Cheraw	SC	2	12/31/1997	SAIF	Standard	121,771	131.20	85.35	65.05	13.96
PFB	PFF Bancorp, Inc.	NYSE	Pomona	CA	24	03/29/1996	SAIF	Standard	2,974,999	119.52	83.11	69.54	19.76
PFDC	Peoples Bancorp	NASDAQ	Auburn	IN	15	07/07/1987	SAIF	Standard	479,413	110.05	84.59	76.86	10.32
PFED	Park Bancorp, Inc.	NASDAQ	Chicago	IL	3	08/12/1996	SAIF	Standard	252,537	75.69	49.91	65.94	21.13
PFFC	Peoples Financial Corporation	NASDAQ	Massillon	OH	3	09/13/1996	SAIF	Standard	109,203	124.17	86.02	69.27	20.15
PFNC	Progress Financial Corporation	NASDAQ	Blue Bell	PA	20	07/18/1983	SAIF	Standard	851,380	80.21	59.31	73.94	16.51
PFSB	PennFed Financial Services, Inc.	NASDAQ	West Orange	NJ	21	07/15/1994	SAIF	Standard	1,807,284	119.83	74.08	61.82	28.23
PFSL	Pocahontas Bancorp, Inc.	NASDAQ	Jonesboro	AR	20	04/01/1998	SAIF	Second-Stage	484,379	86.91	68.49	78.80	6.19
PHFC	Pittsburgh Financial Corp.	NASDAQ	Wexford	PA	9	04/01/1996	SAIF	Standard	416,704	138.33	66.77	48.27	43.51
PHSB	PHSB Financial Corp.	NASDAQ	Beaver Falls	PA	10	12/21/2001	SAIF	Second-Stage	315,383	65.95	43.92	66.59	15.97
PLSK	Pulaski Bancorp, Inc. (MHC)	NASDAQ	Springfield	NJ	6	04/03/1997	SAIF	Mutual Holding Co	237,596	70.82	58.59	82.73	5.89
PORT	Port Financial Corp.	NASDAQ	Brighton	MA	10	04/12/2000	BIF	Standard	1,138,210	88.63	68.88	77.71	10.13
PRBC	Prestige Bancorp, Inc.	NASDAQ	Pleasant Hills	PA	5	06/27/1996	SAIF	Standard	197,845	113.63	73.92	65.06	28.20
PROV	Provident Financial Holdings, Inc.	NASDAQ	Riverside	CA	11	06/28/1996	SAIF	Standard	1,061,765	86.04	56.57	65.74	22.37
PSFC	Peoples-Sidney Financial Corporation	NASDAQ	Sidney	OH	4	04/28/1997	SAIF	Standard	137,374	130.21	89.57	68.79	18.46
PTRS	Potters Financial Corporation	NASDAQ	East Liverpool	OH	4	12/31/1993	SAIF	Standard	146,971	94.56	73.98	78.23	11.91
PULB	Pulaski Financial Corp.	NASDAQ	St. Louis	MO	5	12/03/1998	SAIF	Second-Stage	288,784	108.57	71.32	65.69	21.98
PVFC	PVF Capital Corp.	NASDAQ	Solon	OH	12	12/30/1992	SAIF	Supervisory	674,328	123.40	85.18	69.03	21.62
PVSA	Parkvale Financial Corporation	NASDAQ	Monroeville	PA	38	07/16/1987	SAIF	Standard	1,409,656	91.56	76.96	84.05	8.09
QCBC	Quaker City Bancorp, Inc.	NASDAQ	Whittier	CA	17	12/30/1993	SAIF	Standard	1,399,663	120.52	83.17	69.01	21.49
RIVR	River Valley Bancorp	NASDAQ	Madison	IN	5	12/20/1996	SAIF	Standard	186,113	109.76	86.37	78.69	10.99
ROME	Rome Bancorp, Inc. (MHC)	NASDAQ	Rome	NY	4	10/06/1999	BIF	Mutual Holding Co	247,437	89.42	68.38	76.47	6.81
RSLN	Roslyn Bancorp, Inc.	NASDAQ	Jericho	NY	31	01/13/1997	BIF	Standard	8,736,780	82.40	42.32	51.35	40.29

Exhibit 7
Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate							*Key Financial Data as of The Most Recent Quarter*				
RVSB	Riverview Bancorp, Inc.	NASDAQ	Vancouver	WA	12	10/01/1997	SAIF	Second-Stage	432,953	98.41	62.63	63.65	22.98
SBMC	Connecticut Bancshares, Inc.	NASDAQ	Manchester	CT	28	03/02/2000	BIF	Standard	2,446,424	90.28	58.71	65.03	23.81
SCFS	Seacoast Financial Services Corporation	NASDAQ	New Bedford	MA	42	11/20/1998	BIF	Standard	3,347,467	117.45	76.92	65.49	24.60
SFBI	Security Financial Bancorp, Inc.	NASDAQ	St. John	IN	6	01/05/2000	SAIF	Standard	203,765	77.04	56.55	73.41	7.40
SFFC	StateFed Financial Corporation	NASDAQ	Clive	IA	3	01/05/1994	SAIF	Standard	102,341	130.92	85.27	65.13	20.03
SFFS	Sound Federal Bancorp (MHC)	NASDAQ	Mamaroneck	NY	8	10/08/1998	SAIF	Mutual Holding Co	591,142	70.55	60.73	86.07	2.52
SIB	Staten Island Bancorp, Inc.	NYSE	Staten Island	NY	30	12/22/1997	BIF	Standard	5,993,446	97.43	47.16	48.41	40.91
SKBO	Skibo Financial Corp. (MHC)	NASDAQ	Carnegie	PA	3	04/04/1997	SAIF	Mutual Holding Co	153,935	63.06	31.85	50.51	31.18
SMBC	Southern Missouri Bancorp, Inc.	NASDAQ	Poplar Bluff	MO	8	04/13/1994	SAIF	Standard	246,241	107.67	76.54	71.09	18.50
SOBI	Sobieski Bancorp, Inc.	NASDAQ	South Bend	IN	3	03/31/1995	SAIF	Standard	131,805	111.43	71.37	64.04	24.28
SOV	Sovereign Bancorp, Inc.	NYSE	Philadelphia	PA	542	08/12/1986	SAIF	Standard	35,474,800	87.56	57.50	65.67	25.20
SRN	Southern Banc Company, Inc. (The)	AMEX	Gadsden	AL	4	10/05/1995	SAIF	Standard	98,666	46.38	37.76	81.42	0.00
SSFC	South Street Financial Corp.	NASDAQ	Albemarle	NC	2	10/03/1996	SAIF	Standard	213,808	101.86	78.68	77.24	9.82
STFR	St. Francis Capital Corporation	NASDAQ	Brookfield	WI	22	06/21/1993	SAIF	Standard	2,199,657	87.27	56.75	65.03	26.64
STSA	Sterling Financial Corporation	NASDAQ	Spokane	WA	77	NA	SAIF		3,038,593	114.92	70.10	61.00	30.12
SUFI	Superior Financial Corp.	NASDAQ	Little Rock	AR	59	NA	SAIF		1,667,584	94.06	65.16	69.28	21.44
SZB	SouthFirst Bancshares, Inc.	AMEX	Sylacauga	AL	4	02/14/1995	SAIF	Standard	151,194	103.69	67.93	65.52	23.55
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13	07/13/1994	SAIF	Standard	711,204	89.94	53.38	59.34	31.27
THTL	Thistle Group Holdings, Co.	NASDAQ	Philadelphia	PA	12	07/14/1998	SAIF	Second-Stage	723,555	60.91	35.30	57.95	24.86
TRYF	Troy Financial Corporation	NASDAQ	Troy	NY	21	03/31/1999	BIF	Standard	1,106,045	94.73	68.82	72.65	10.18
TSBK	Timberland Bancorp, Inc.	NASDAQ	Hoquiam	WA	13	01/13/1998	SAIF	Standard	380,385	127.85	80.92	63.29	17.36
TSH	Teche Holding Co.	AMEX	Franklin	LA	15	04/19/1995	SAIF	Standard	500,349	105.77	73.89	69.87	18.84
UCBC	Union Community Bancorp	NASDAQ	Crawfordsville	IN	2	12/29/1997	SAIF	Standard	142,391	149.64	85.86	57.38	18.18
UCFC	United Community Financial Corp.	NASDAQ	Youngstown	OH	29	07/09/1998	SAIF	Standard	1,944,780	102.19	72.69	71.13	13.97
UFBS	Union Financial Bancshares, Incorporated	NASDAQ	Union	SC	6	NA	SAIF		277,752	82.00	57.30	69.87	20.52
UPFC	United PanAm Financial Corp.	NASDAQ	Newport Beach	CA	4	NA	SAIF		689,573	70.73	36.65	51.82	35.50
USAB	USABancShares.com, Inc.	NASDAQ	Philadelphia	PA	4	NA	BIF		284,523	72.17	59.67	82.67	11.46
UTBI	United Tennessee Bankshares, Inc.	NASDAQ	Newport	TN	3	01/05/1998	SAIF	Standard	102,298	83.53	70.53	84.44	0.17
WAYN	Wayne Savings Bancshares, Inc. (MHC)	NASDAQ	Wooster	OH	10	06/25/1993	SAIF	Mutual Holding Co	326,383	87.12	78.05	89.59	1.84
WBST	Webster Financial Corporation	NASDAQ	Waterbury	CT	106	12/12/1986	BIF	Standard	11,857,382	96.97	57.54	59.34	29.80
WCFB	Webster City Federal Bancorp (MHC)	NASDAQ	Webster City	IA	1	08/15/1994	SAIF	Mutual Holding Co	96,761	110.17	77.30	70.17	6.41
WEBK	West Essex Bancorp, Inc.(MHC)	NASDAQ	Caldwell	NJ	8	10/05/1998	SAIF	Mutual Holding Co	370,764	69.46	45.12	64.96	20.73
WEFC	Wells Financial Corp.	NASDAQ	Wells	MN	8	04/11/1995	SAIF	Standard	222,989	103.79	80.70	77.76	10.31
WES	Westcorp	NYSE	Irvine	CA	25	05/01/1986	SAIF		10,072,397	323.40	74.79	23.13	67.09
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	BIF	Mutual Holding Co	782,732	65.53	53.33	81.40	0.77
WFI	Winton Financial Corporation	AMEX	Cincinnati	OH	7	08/04/1988	SAIF	Standard	484,429	141.71	90.84	64.10	26.73
WFSL	Washington Federal, Inc.	NASDAQ	Seattle	WA	112	11/17/1982	SAIF	Standard	6,991,669	98.47	60.80	61.74	23.18
WGBC	Willow Grove Bancorp, Inc. (MHC)	NASDAQ	Maple Glen	PA	12	12/24/1998	SAIF	Mutual Holding Co	643,656	87.13	68.92	79.10	10.06
WHGB	WHG Bancshares Corporation	NASDAQ	Lutherville	MD	5	04/01/1996	SAIF	Standard	164,239	88.59	67.39	76.07	13.40
WM	Washington Mutual, Inc.	NYSE	Seattle	WA	1,341	03/11/1983	BIF	Standard	242,506,000	124.08	54.84	44.20	47.68
WOFC	Western Ohio Financial Corporation	NASDAQ	Springfield	OH	6	07/29/1994	SAIF	Standard	336,921	130.35	81.37	62.43	24.21
WRNB	Warren Bancorp, Inc.	NASDAQ	Peabody	MA	6	07/09/1986	BIF	Standard	463,630	85.76	73.69	85.92	4.12
WRO	Woronoco Bancorp Inc.	AMEX	Westfield	MA	12	03/19/1999	BIF	Standard	668,006	127.99	64.39	50.31	37.28
WSB	Washington Savings Bank, FSB	AMEX	Bowie	MD	5	NA	SAIF		282,544	75.06	52.95	70.55	17.66
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	8	12/23/1997	BIF	Standard	806,702	123.11	64.44	52.34	36.36
WSFS	WSFS Financial Corporation	NASDAQ	Wilmington	DE	22	11/26/1986	BIF	Standard	1,912,898	91.81	55.01	59.92	31.13
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	11/29/1993	SAIF	Standard	406,581	100.29	43.01	42.89	48.43
WYPT	Waypoint Financial Corp.	NASDAQ	Harrisburg	PA	58	10/12/2000	SAIF	Second-Stage	5,373,743	97.95	46.25	47.22	42.64
YFCB	Yonkers Financial Corporation	NASDAQ	Yonkers	NY	9	04/18/1996	SAIF	Standard	571,093	99.93	68.16	68.21	22.69
	Median								479,413	98.50	69.59	67.93	19.80

Exhibit 7

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	Conversion Date	BIF/ SAIF	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate							*Key Financial Data as of The Most Recent Quarter*				
	Comparable Thrift Data												
ASBP	ASB Financial Corp.	NASDAQ	Portsmouth	OH	1	5/11/95	SAIF	Standard	138,628	88.88	75.38	84.82	3.06
CBES	CBES Bancorp, Inc.	NASDAQ	Excelsior Springs	MO	3	9/30/96	SAIF	Standard	127,361	85.48	69.08	80.81	7.07
CIBI	Community Investors Bancorp, Inc.	NASDAQ	Bucyrus	OH	3	2/7/95	SAIF	Standard	115,086	117.00	82.59	70.59	18.63
FFDF	FFD Financial Corporation	NASDAQ	Dover	OH	2	4/3/96	SAIF	Standard	130,682	119.08	84.38	70.85	15.84
GCFC	Grand Central Financial Corp.	NASDAQ	Wellsville	OH	4	12/30/98	SAIF	Standard	131,065	102.70	60.03	58.45	26.79
PEDE	Great Pee Dee Bancorp, Inc.	NASDAQ	Cheraw	SC	2	12/31/97	SAIF	Standard	121,771	131.20	85.35	65.05	13.96
HFFB	Harrodsburg First Financial Bancorp, Inc.	NASDAQ	Harrodsburg	KY	4	10/4/95	SAIF	Standard	136,541	102.46	77.26	75.41	5.13
HLFC	Home Loan Financial Corporation	NASDAQ	Coshocton	OH	3	3/26/98	SAIF	Standard	126,060	142.15	83.22	58.55	24.97
HSTD	Homestead Bancorp, Inc.	NASDAQ	Ponchatoula	LA	3	7/20/98	SAIF	Second-Stage	120,013	147.46	65.38	44.34	44.92
LXMO	Lexington B&L Financial Corp.	NASDAQ	Lexington	MO	3	6/6/96	SAIF	Standard	126,389	73.13	57.94	79.22	8.24
LOGN	Logansport Financial Corp.	NASDAQ	Logansport	IN	1	6/14/95	SAIF	Standard	138,065	134.48	81.72	60.77	26.01
NBSI	North Bancshares, Inc.	NASDAQ	Chicago	IL	2	12/21/93	SAIF	Standard	136,302	107.18	68.76	64.16	23.29
PSFC	Peoples-Sidney Financial Corporation	NASDAQ	Sidney	OH	4	4/28/97	SAIF	Standard	137,374	130.21	89.57	68.79	18.46
SOBI	Sobieski Bancorp, Inc.	NASDAQ	South Bend	IN	3	3/31/95	SAIF	Standard	131,805	111.43	71.37	64.04	24.28
	Average								129,796	113.77	75.15	67.56	18.62
	Median								130,874	114.22	76.32	66.92	18.55
	Maximum								138,628	147.46	89.57	84.82	44.92
	Minimum								115,086	73.13	57.94	44.34	3.06
	New England Bancshares, Inc.	OTC	Enfield	CT	4				132,010	70.17	59.48	85.50	3.02
	Variance to the Comparable Median								1,137	(44.05)	(16.84)	18.58	(15.53)

Exhibit 7
Selected Financial Data

Ticker	Short Name	Capital as of The Most Recent Quarter: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	Asset Quality as of The Most Recent Quarter: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
AABC	Access Anytime Bancorp, Inc.	7.31	6.28	15.03	8.85	7.79	11.72	0.63	94.70	0.70	9.56	0.60	69.22
ABBK	Abington Bancorp, Inc.	5.08	4.80	5.77	6.16	5.80	NA	NA	141.25	0.50	9.91	NA	138.47
ABCW	Anchor BanCorp Wisconsin Inc.	7.25	7.25	0.00	NA	8.14	NA	NA	NA	NA	NA	1.16	NA
AFBC	Advance Financial Bancorp	8.81	8.81	0.00	8.66	9.31	13.00	1.10	55.61	1.13	12.80	0.61	32.08
AHCI	Ambanc Holding Co., Inc.	11.62	10.76	8.26	9.23	12.48	16.51	0.63	192.90	0.48	4.13	1.21	164.67
ALLB	Greater Delaware Valley Savings Bank (MHC)	9.19	9.19	0.00	9.06	9.96	16.37	2.97	47.79	1.66	18.04	1.42	40.08
AMFC	AMB Financial Corp.	8.27	8.27	0.00	7.01	8.81	NA	1.21	54.71	0.99	11.95	0.66	54.71
AMFH	American Financial Holdings, Inc.	20.78	20.78	0.00	17.74	21.35	28.43	0.34	258.97	0.23	1.08	0.89	254.31
ANA	Acadiana Bancshares, Inc.	8.50	8.50	0.00	NA	9.36	NA	NA	NA	NA	NA	1.17	NA
ANE	Alliance Bancorp of New England, Inc.	5.82	5.81	0.20	NA	6.79	NA	0.79	183.22	0.53	9.05	1.45	183.22
ASBI	Ameriana Bancorp	8.38	8.11	3.61	7.98	8.72	13.75	0.34	140.67	0.27	3.20	0.47	52.11
ASBP	ASB Financial Corp.	10.81	10.81	0.00	9.17	11.32	15.72	0.97	69.54	0.73	6.75	0.67	67.08
ASFC	Astoria Financial Corporation	6.81	6.04	12.02	5.88	7.17	NA	0.29	229.60	0.17	2.52	0.68	205.18
BBX	BankAtlantic Bancorp, Inc.	9.40	8.61	9.11	NA	NA	NA	NA	NA	NA	NA	NA	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	10.93	10.93	0.00	8.30	11.33	14.10	0.09	653.97	0.10	0.87	0.58	419.03
BFD	BostonFed Bancorp, Inc.	6.35	5.20	19.03	NA	7.19	NA	NA	NA	NA	NA	1.15	NA
BFFC	Big Foot Financial Corporation	12.38	12.38	0.00	10.13	12.51	21.05	NA	NA	NA	NA	0.17	148.51
BFSB	Bedford Bancshares, Inc.	10.45	10.45	0.00	9.80	10.91	15.76	0.46	114.75	0.41	3.92	0.53	111.49
BHL	Berkshire Hills Bancorp, Inc.	13.50	12.60	7.62	11.00	14.57	12.97	0.34	408.36	NA	NA	1.38	NA
BKMU	Bank Mutual Corporation (MHC)	10.47	8.61	19.39	NA	10.89	NA	0.14	470.24	0.10	0.98	0.66	312.13
BKUNA	BankUnited Financial Corporation	5.74	5.22	9.44	7.12	6.04	14.14	0.81	56.00	0.60	10.50	0.45	50.51
BRBI	Blue River Bancshares, Inc.	9.32	7.81	17.55	6.58	10.90	8.98	3.51	61.41	2.58	27.72	2.16	49.49
BRKL	Brookline Bancorp, Inc. (MHC)	25.96	25.96	0.00	NA	27.35	NA	0.02	NM	0.14	0.55	1.83	968.42
BYFC	Broadway Financial Corporation	7.99	7.99	0.00	6.90	8.83	10.77	0.79	144.92	0.58	7.24	1.15	144.92
BYS	Bay State Bancorp, Inc.	9.99	9.99	0.00	7.88	10.84	10.21	0.05	NM	0.04	0.44	1.00	NM
CAFI	Camco Financial Corporation	8.30	8.02	3.58	7.38	8.63	12.32	0.49	81.05	0.55	6.57	0.39	40.17
CASH	First Midwest Financial, Inc.	7.82	7.25	7.89	NA	8.58	NA	NA	NA	NA	NA	1.18	NA
CAVB	Cavalry Bancorp, Inc.	11.40	11.40	0.00	10.45	12.39	12.59	0.12	NM	0.12	1.04	1.47	831.66
CBES	CBES Bancorp, Inc.	11.43	11.43	0.00	NA	13.00	NA	NA	NA	NA	NA	2.27	NA
CBSA	Coastal Bancorp, Inc.	6.06	5.26	13.85	7.27	6.65	11.90	1.27	64.47	1.10	18.08	0.82	52.47
CEBK	Central Bancorp, Inc.	9.07	8.56	6.13	8.09	9.82	12.30	0.00	NM	0.00	0.00	1.01	NM
CF	Charter One Financial, Inc.	7.67	6.81	11.98	NA	8.34	NA	0.70	142.80	0.60	7.83	1.00	104.54
CFB	Commercial Federal Corporation	5.74	4.30	26.19	5.95	6.51	9.93	1.15	104.38	1.10	19.15	1.20	69.81
CFCP	Coastal Financial Corporation	7.50	7.50	0.00	7.28	8.44	12.11	1.00	144.71	0.96	12.77	1.44	97.93
CFFC	Community Financial Corporation	10.49	10.46	0.26	9.41	11.12	11.49	1.16	64.31	1.19	11.37	0.75	53.24
CFFN	Capitol Federal Financial (MHC)	10.86	10.86	0.00	10.90	10.92	26.60	0.14	66.34	0.10	0.91	0.09	56.47
CFSB	Citizens First Financial Corp.	9.21	9.21	0.00	8.81	9.86	12.37	0.97	78.74	0.91	9.87	0.76	27.99
CFSL	Chesterfield Financial Corp.	21.06	NA	NA	NA	21.49	NA	0.00	NM	0.00	0.01	0.96	NM
CHFN	Charter Financial Corp. (MHC)	26.47	26.47	0.00	9.44	27.06	14.97	1.01	228.81	0.31	1.16	2.30	178.48
CIBI	Community Investors Bancorp, Inc.	10.34	10.34	0.00	9.86	10.79	17.31	0.65	84.39	0.53	5.17	0.55	NA
CITZ	CFS Bancorp, Inc.	10.68	10.68	0.00	8.48	11.16	NA	1.56	55.23	0.94	8.76	0.86	51.07
CKFB	CKF Bancorp, Inc.	8.83	8.09	9.11	6.80	9.15	10.03	0.24	152.19	0.21	2.36	0.36	19.91
CMSB	Commonwealth Bancorp, Inc.	8.39	7.09	16.65	NA	9.18	NA	0.66	162.45	0.66	7.92	1.08	119.83
CMSV	Community Savings Bankshares, Inc.	12.32	12.32	0.00	NA	12.79	NA	0.37	177.89	0.28	2.28	0.66	165.13
CNY	Carver Bancorp, Inc.	7.87	7.78	1.26	7.69	8.75	13.94	0.77	165.17	0.53	6.79	1.28	165.17
COOP	Cooperative Bankshares, Inc.	7.44	7.44	0.00	7.36	7.97	10.65	0.07	939.92	0.30	4.04	0.65	76.05
CRZY	Crazy Woman Creek Bancorp Incorporated	19.71	19.39	2.04	17.12	20.16	34.01	0.32	259.66	0.17	0.88	0.83	259.66
CTZN	Citizens First Bancorp, Inc.	16.76	16.76	0.00	11.65	17.97	16.79	0.42	373.79	0.41	2.45	1.56	293.90
DCOM	Dime Community Bancshares, Inc.	8.77	6.82	23.84	12.13	9.33	12.13	0.23	321.21	0.18	2.05	0.75	309.72
DFBS	DutchFork Bancshares, Inc.	13.64	13.64	0.00	13.45	13.89	26.43	0.62	138.34	0.18	1.35	0.86	138.34
DSL	Downey Financial Corp.	6.61	6.58	0.43	7.10	6.93	NA	0.81	46.76	0.83	12.62	0.38	38.99
EBSI	Eagle Bancshares, Inc.	7.29	7.29	0.00	NA	NA	NA	NA	NA	1.40	19.26	NA	NA
EFBC	Empire Federal Bancorp, Inc.	19.55	19.55	0.00	18.33	19.82	33.03	0.00	NM	0.00	0.00	0.48	15.81

Exhibit 7
Selected Financial Data

Ticker	Short Name	Capital as of The Most Recent Quarter: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	Asset Quality as of The Most Recent Quarter: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
EFC	EFC Bancorp, Inc.	10.34	10.34	0.00	9.74	10.66	14.75	0.23	175.39	0.18	1.76	0.40	175.39
EQSB	Equitable Bank	5.95	5.95	0.00	5.95	NA	NA	NA	NA	NA	NA	NA	NA
ESBF	ESB Financial Corporation	6.60	6.05	8.78	6.60	7.01	12.63	0.39	241.12	0.30	4.52	0.95	137.77
ESBK	Elmira Savings Bank, FSB	7.02	6.76	4.05	6.52	7.73	9.94	1.21	74.94	1.07	15.24	0.91	66.21
EVRT	EverTrust Financial Group, Inc.	14.57	14.57	0.00	NA	15.89	NA	NA	NA	NA	NA	1.51	NA
FAB	FIRSTFED AMERICA BANCORP, INC.	7.14	7.08	0.90	6.63	7.97	12.05	0.31	496.96	0.17	2.35	1.55	493.47
FBBC	First Bell Bancorp, Inc.	7.85	7.85	0.00	9.18	7.96	22.32	0.12	171.93	0.06	0.80	0.20	171.93
FBC	Flagstar Bancorp, Inc.	4.34	4.34	0.00	5.81	4.97	NA	1.48	47.89	NA	NA	0.71	NA
FBCI	Fidelity Bancorp, Inc.	7.24	7.24	0.00	7.74	7.44	17.94	0.31	98.97	0.26	3.65	0.31	76.65
FBEI	First Bancorp of Indiana, Inc.	16.68	15.63	7.50	13.57	17.05	24.16	0.16	407.69	0.12	0.71	0.64	310.36
FBNW	FirstBank NW Corp.	9.30	9.30	0.00	9.13	10.09	NA	NA	169.24	0.53	5.70	NA	150.22
FBSI	First Bancshares, Inc.	11.03	10.78	2.53	9.30	11.34	12.32	NA	NA	NA	NA	0.37	NA
FBTC	First BancTrust Corporation	14.81	14.81	0.00	10.84	15.68	18.42	2.53	61.44	2.08	14.01	1.55	NA
FCAP	First Capital, Inc.	12.10	12.06	0.35	11.30	12.50	NA	NA	NA	NA	NA	0.56	154.06
FCB	Falmouth Bancorp, Inc.	11.58	11.58	0.00	10.45	12.25	15.53	0.00	NM	0.00	0.03	0.89	NM
FDEF	First Defiance Financial Corp.	9.80	8.74	11.90	6.56	10.68	9.78	0.43	440.67	0.31	3.13	1.88	286.04
FDTR	Federal Trust Corporation	6.10	6.10	0.00	6.87	6.72	10.83	1.39	50.22	1.48	24.22	0.70	42.10
FED	FirstFed Financial Corp.	6.89	6.64	3.91	6.42	8.43	NA	NA	NA	NA	NA	1.79	NA
FESX	First Essex Bancorp, Inc.	7.86	6.89	13.34	NA	8.67	NA	NA	NA	NA	NA	NA	278.26
FFBH	First Federal Bancshares of Arkansas, Inc.	10.38	10.38	0.00	9.81	10.48	17.54	0.48	29.23	0.38	3.62	0.14	25.90
FFBI	First Federal Bancshares, Inc.	19.07	19.07	0.00	15.06	19.28	32.85	0.03	NM	0.09	0.45	0.45	50.99
FFBK	FloridaFirst Bancorp, Inc.	14.21	14.21	0.00	11.30	14.76	16.10	0.20	380.42	0.19	1.32	0.76	295.47
FFBZ	First Federal Bancorp, Inc.	8.96	8.96	0.04	7.89	9.67	11.92	0.08	NM	0.15	1.70	0.80	290.63
FFCH	First Financial Holdings, Inc.	6.93	NA	NA	NA	7.62	NA	0.77	107.24	0.82	11.82	0.83	84.83
FFDB	FirstFed Bancorp, Inc.	10.01	9.51	5.50	9.39	10.36	13.15	NA	NA	NA	NA	0.57	17.75
FFDF	FFD Financial Corporation	12.60	12.60	0.00	11.60	13.08	15.83	0.11	544.83	0.09	0.70	0.57	544.83
FFED	Fidelity Federal Bancorp	6.51	5.96	8.85	8.03	7.74	10.34	3.31	57.30	2.16	33.25	1.89	53.27
FFFD	North Central Bancshares, Inc.	9.59	8.36	13.95	7.76	10.35	12.76	0.19	475.49	0.42	4.37	0.90	181.48
FFFL	Fidelity Bankshares, Inc.	8.31	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
FFHH	FSF Financial Corp.	8.12	7.15	12.81	NA	8.45	NA	0.89	52.95	0.68	8.41	0.47	49.02
FFHS	First Franklin Corporation	8.16	8.16	0.03	7.36	8.57	11.83	0.33	159.60	0.25	3.10	0.53	83.92
FFIC	Flushing Financial Corporation	8.97	8.73	2.93	7.32	9.41	NA	0.22	283.84	0.16	1.81	0.61	272.90
FFKY	First Federal Financial Corporation of Kentucky	9.16	7.80	16.19	7.40	9.65	10.30	0.57	98.38	0.54	5.86	0.56	91.31
FFLC	FFLC Bancorp, Inc.	7.78	7.78	0.00	NA	8.30	NA	0.28	224.20	0.28	3.57	0.62	187.62
FFSL	First Independence Corporation	9.60	9.60	0.00	9.36	10.10	16.15	1.15	49.74	1.41	14.73	0.57	24.97
FFSX	First Federal Bankshares, Inc.	10.96	8.30	26.46	NA	11.73	NA	NA	NA	NA	NA	1.18	67.28
FFWC	FFW Corporation	9.38	8.93	5.27	7.64	10.05	11.74	1.36	75.67	0.97	10.38	1.03	68.21
FGHC	First Georgia Holding, Inc.	8.31	8.12	2.39	9.12	9.24	10.49	1.89	60.06	1.99	23.92	1.14	46.83
FKAN	First Kansas Financial Corporation	11.44	11.40	0.41	10.49	11.62	31.83	0.20	231.36	0.09	0.78	0.45	200.74
FKFS	First Keystone Financial, Inc.	6.26	6.26	0.00	7.76	6.71	16.00	0.91	96.04	0.65	10.31	0.87	68.39
FKKY	Frankfort First Bancorp, Inc.	12.45	12.45	0.00	NA	12.52	NA	0.00	NM	0.00	0.00	0.07	NA
FLBC	Finger Lakes Bancorp, Inc.	10.70	10.70	0.00	NA	11.15	NA	NA	NA	NA	NA	0.85	NA
FMCO	FMS Financial Corporation	5.32	5.32	0.01	6.13	5.76	16.50	1.03	124.48	0.36	6.86	1.28	120.92
FMSB	First Mutual Bancshares, Inc.	7.64	7.64	0.00	7.58	8.69	10.29	0.40	323.48	0.32	4.25	1.28	323.48
FNFG	First Niagara Financial Group, Inc. (MHC)	9.12	6.48	30.99	6.71	9.77	10.27	0.61	163.13	0.42	4.66	1.00	147.98
FNFI	First Niles Financial, Inc.	19.36	19.36	0.00	17.12	20.08	38.69	1.92	92.16	0.78	4.02	1.77	47.89
FPFC	First Place Financial Corp.	11.48	10.34	11.03	8.34	12.01	13.30	1.42	64.40	0.86	7.52	0.91	61.62
FSBI	Fidelity Bancorp, Inc.	6.26	5.95	5.20	NA	6.76	NA	NA	NA	NA	NA	0.90	NA
FSFF	First SecurityFed Financial, Inc.	17.42	17.40	0.17	16.71	18.06	30.68	NA	NA	NA	NA	0.94	158.25
FSLA	First Sentinel Bancorp, Inc.	10.76	10.53	2.35	NA	11.36	NA	0.14	723.67	0.09	0.79	1.03	683.87
FTFC	First Federal Capital Corp.	7.08	6.22	12.97	NA	7.45	NA	0.30	176.16	0.31	4.42	0.54	117.17
GAF	GA Financial, Inc.	11.39	11.35	0.40	9.48	11.72	20.23	0.38	175.08	0.23	2.04	0.67	141.11
GAFC	Greater Atlantic Financial Corp.	5.31	5.01	5.98	5.13	5.55	9.76	0.17	295.67	0.08	1.50	0.50	295.67

Exhibit 7
Selected Financial Data

		Capital as of The Most Recent Quarter						Asset Quality as of The Most Recent Quarter					
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
GBNK	Gaston Federal Bancorp, Inc. (MHC)	9.29	8.31	11.50	6.17	9.99	9.01	0.25	375.12	0.51	5.54	0.93	135.99
GCBC	Greene County Bancorp Inc. (MHC)	13.24	13.24	0.00	NA	13.71	NA	0.55	140.87	0.35	2.65	0.77	134.58
GCFC	Grand Central Financial Corp.	13.90	13.90	0.00	17.61	14.13	34.18	0.45	87.01	0.34	2.48	0.39	68.14
GDW	Golden West Financial Corporation	7.31	7.31	0.00	NA	7.76	NA	NA	NA	NA	NA	0.63	NA
GFED	Guaranty Federal Bancshares, Inc.	13.12	13.12	0.00	12.25	13.85	14.67	1.25	68.48	1.06	8.11	0.85	68.48
GOV	Gouverneur Bancorp Inc. (MHC)	20.10	20.10	0.00	18.77	20.89	34.41	0.77	149.89	0.79	3.94	1.16	99.70
GPT	GreenPoint Financial Corporation	8.21	6.37	23.87	7.22	8.61	10.08	2.09	38.41	1.10	13.37	0.80	NA
GSB	Golden State Bancorp Inc.	4.55	3.45	24.94	NA	5.43	NA	NA	NA	NA	NA	1.25	NA
GSLA	GS Financial Corp.	18.78	18.78	0.00	NA	19.02	NA	0.30	174.70	0.13	0.70	0.53	174.70
GTPS	Great American Bancorp, Inc.	11.02	11.02	0.00	NA	11.64	NA	NA	NA	NA	NA	0.71	268.73
GUPB	GFSB Bancorp, Inc.	7.88	7.88	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA
HARB	Harbor Florida Bancshares, Inc.	12.10	11.94	1.50	10.70	12.84	18.64	0.19	493.06	0.20	1.62	0.94	374.19
HARL	Harleysville Savings Financial Corporation	6.08	6.08	0.00	6.08	6.44	13.93	0.00	NM	0.00	0.00	0.68	NM
HCBB	HCB Bancshares, Inc.	10.73	10.67	0.55	8.77	11.24	17.65	2.13	52.28	1.25	11.68	1.11	36.94
HCBC	High Country Bancorp, Inc.	9.06	9.06	0.00	8.67	9.88	12.12	0.31	329.29	0.28	3.04	1.01	72.83
HCBK	Hudson City Bancorp, Inc. (MHC)	11.28	11.28	0.00	11.55	11.49	NA	NA	NA	NA	NA	0.40	NA
HCFC	Home City Financial Corporation	8.09	7.85	3.29	7.62	8.45	11.43	1.40	32.20	1.11	13.76	0.45	32.20
HFBA	HFB Financial Corporation	9.40	9.31	1.09	8.40	9.73	NA	NA	NA	NA	NA	0.53	NA
HFBC	HopFed Bancorp, Inc.	16.30	16.30	0.00	15.62	16.61	30.51	0.00	NM	0.05	0.28	0.55	121.89
HFFB	Harrodsburg First Financial Bancorp, Inc.	16.34	16.12	1.60	10.80	16.64	18.76	0.00	NM	0.00	0.00	0.39	185.14
HFFC	HF Financial Corp.	7.19	6.49	10.41	6.17	8.06	8.98	1.10	112.88	0.84	11.62	1.25	97.60
HFWA	Heritage Financial Corporation	13.41	12.41	8.55	12.40	14.39	14.80	0.44	260.76	0.55	4.10	1.16	161.62
HIFS	Hingham Institution for Savings	8.68	8.68	0.00	8.82	9.33	15.04	0.00	NM	0.00	0.00	0.88	NM
HLFC	Home Loan Financial Corporation	15.66	15.66	0.00	11.50	16.04	18.95	0.11	404.31	0.09	0.59	0.45	154.28
HMLK	Hemlock Federal Financial Corp.	7.18	6.68	7.55	7.43	7.52	15.48	0.26	238.67	0.14	2.00	0.62	238.67
HMNF	HMN Financial, Inc.	10.02	9.45	6.30	7.65	10.50	11.64	0.18	376.34	0.32	3.19	0.68	149.20
HOMF	Home Federal Bancorp	8.83	8.68	1.83	NA	9.54	NA	1.12	83.93	1.14	12.86	0.94	62.74
HRBT	Hudson River Bancorp, Inc.	11.84	9.95	17.78	NA	13.44	NA	1.07	192.40	0.90	7.58	2.07	177.69
HRZB	Horizon Financial Corp.	13.35	13.28	0.58	NA	14.12	NA	NA	NA	NA	NA	1.01	576.00
HSTD	Homestead Bancorp, Inc.	10.27	10.27	0.00	9.36	10.56	19.28	0.25	170.35	0.25	2.47	0.43	111.51
HTHR	Hawthorne Financial Corporation	6.49	6.49	0.00	8.36	8.14	11.63	1.45	121.57	1.43	21.99	1.76	115.55
HWEN	Home Financial Bancorp	8.83	8.83	0.00	7.48	9.42	11.68	1.89	39.52	1.55	17.61	0.75	28.07
HZFS	Horizon Financial Services Corporation	9.86	9.86	0.00	7.66	10.30	11.79	2.58	23.68	1.94	19.64	0.61	22.85
ICBC	Independence Community Bank Corp.	11.55	9.24	22.05	8.60	12.57	10.85	0.47	281.42	0.37	3.17	1.33	169.53
IFSB	Independence Federal Savings Bank	8.86	8.48	4.73	8.44	9.06	21.47	2.31	23.82	0.84	9.46	0.55	21.43
IPSW	Ipswich Bancshares, Inc.	4.71	4.71	0.00	5.76	5.37	NA	NA	NA	NA	NA	1.04	NA
ITLA	ITLA Capital Corporation	9.42	9.41	0.07	10.21	11.13	10.90	2.18	86.05	2.47	26.26	1.88	69.52
JXSB	Jacksonville Savings Bank (MHC)	8.81	7.48	16.29	7.30	9.32	9.80	2.56	28.71	2.30	26.09	0.73	16.89
JXVL	Jacksonville Bancorp, Inc.	9.31	9.31	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA
KFBI	Klamath First Bancorp, Inc.	7.49	4.60	40.42	NA	8.04	NA	0.10	NM	0.08	1.05	1.19	699.57
KNK	Kankakee Bancorp, Inc.	8.45	7.58	11.17	7.00	8.93	10.70	0.32	184.95	0.37	4.38	0.60	103.75
KYF	Kentucky First Bancorp, Inc.	15.90	15.90	0.00	14.58	16.19	27.74	0.00	NM	0.06	0.36	0.52	107.87
LARL	Laurel Capital Group, Inc.	10.27	10.27	0.00	9.73	10.94	18.11	0.29	347.34	0.31	3.01	1.00	219.85
LFCO	Life Financial Corporation	3.62	3.62	0.00	4.00	5.35	4.34	6.33	34.79	7.01	193.36	2.20	24.59
LFED	Leeds Federal Bankshares, Inc. (MHC)	12.99	12.99	0.00	12.30	13.17	21.30	0.04	851.16	0.67	5.13	0.32	27.73
LIBB	Liberty Bancorp, Inc. (MHC)	9.14	9.14	0.00	8.34	9.39	18.48	0.18	230.00	0.11	1.20	0.41	230.00
LNCB	Lincoln Bancorp	17.51	17.16	2.35	NA	18.04	NA	NA	NA	NA	NA	0.74	NA
LOGN	Logansport Financial Corp.	12.60	12.60	0.00	NA	13.42	NA	1.73	58.11	1.46	11.57	1.00	56.23
LSBI	LSB Financial Corp.	7.98	7.98	0.00	7.62	8.36	10.83	1.30	34.47	1.13	14.14	0.45	33.71
LSBX	LSB Corporation	12.34	12.34	0.00	11.46	13.27	NA	0.41	427.97	0.22	1.80	1.75	NA
LXMO	Lexington B&L Financial Corp.	11.52	10.96	5.42	NA	12.09	NA	0.94	104.20	0.55	4.75	0.98	89.44
MAFB	MAF Bancorp, Inc.	7.79	6.02	24.24	6.46	8.14	NA	NA	NA	NA	NA	0.46	94.01
MASB	MASSBANK Corp.	11.83	11.73	0.95	NA	12.10	NA	0.19	410.40	0.07	0.56	0.80	410.40

Exhibit 7
Selected Financial Data

		Capital as of The Most Recent Quarter						*Asset Quality as of The Most Recent Quarter*					
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
MBBC	Monterey Bay Bancorp, Inc.	9.33	9.08	3.02	8.24	10.57	11.38	0.48	295.96	0.42	4.49	1.41	295.96
MDBK	Medford Bancorp, Inc.	7.90	7.80	1.37	7.43	8.40	12.92	0.14	725.41	0.07	0.87	1.04	725.41
METF	Metropolitan Financial Corp.	2.91	2.75	5.61	6.59	4.00	8.26	2.50	65.37	1.89	65.10	1.63	57.49
MFBC	MFB Corp.	8.48	8.48	0.00	8.31	9.66	12.80	0.89	178.83	0.66	7.76	1.60	178.83
MFLR	Mayflower Co-operative Bank	8.31	8.24	0.88	8.18	9.01	12.25	0.00	NM	0.00	0.00	1.30	NM
MFSF	MutualFirst Financial, Inc.	14.34	14.21	1.00	13.13	15.04	19.01	0.95	87.79	0.91	6.35	0.83	77.17
MSBF	MSB Financial, Inc.	17.27	17.27	0.00	NA	17.96	NA	NA	NA	NA	NA	0.76	75.69
MTXC	Matrix Bancorp, Inc.	4.37	4.37	0.00	6.66	4.98	10.73	13.23	35.50	1.93	44.26	4.70	31.57
MYST	Mystic Financial, Inc.	8.75	8.75	0.00	8.75	9.36	13.86	0.00	NM	0.00	0.00	0.84	NA
NASB	NASB Financial, Inc.	9.83	9.72	1.28	8.80	10.43	11.70	1.29	55.83	1.90	19.37	0.72	31.55
NBN	Northeast Bancorp	7.37	7.17	2.89	8.42	8.26	11.34	0.68	148.44	0.67	9.15	1.01	132.07
NBSI	North Bancshares, Inc.	9.90	9.90	0.00	NA	10.12	NA	0.00	NM	0.00	0.00	0.32	NM
NEIB	Northeast Indiana Bancorp, Inc.	11.02	11.02	0.00	NA	11.84	NA	NA	NA	NA	NA	1.19	NA
NEP	Northeast Pennsylvania Financial Corp.	9.38	7.98	16.23	6.50	9.93	10.76	0.95	94.02	0.64	6.82	0.90	86.93
NHTB	New Hampshire Thrift Bancshares, Inc.	5.81	3.38	43.25	6.59	6.70	NA	0.36	347.39	0.27	4.62	1.24	332.43
NMIL	NewMil Bancorp, Inc.	8.33	6.91	18.39	6.56	9.24	NA	NA	NA	NA	NA	1.59	295.65
NTBK	NetBank, Inc.	8.87	NA	NA	NA	9.67	NA	NA	NA	NA	NA	NA	NA
NWSB	Northwest Bancorp, Inc. (MHC)	7.10	5.48	24.13	7.98	7.61	NA	NA	118.13	0.53	7.41	NA	98.31
NYCB	New York Community Bancorp, Inc.	10.68	3.63	68.48	NA	11.12	NA	0.20	381.93	0.12	1.10	0.75	228.21
OCFC	OceanFirst Financial Corp.	8.32	8.23	1.18	NA	8.91	NA	0.47	167.49	0.36	4.30	0.79	163.96
OCN	Ocwen Financial Corporation	14.62	14.32	2.36	9.24	15.46	12.85	3.29	80.17	6.47	44.24	2.63	12.97
ONFC	Oneida Financial Corp. (MHC)	12.76	11.57	10.54	10.33	13.24	16.30	0.12	803.85	0.08	0.63	1.00	586.67
OTFC	Oregon Trail Financial Corp.	13.96	13.94	0.15	9.50	14.57	13.50	0.07	NM	0.07	0.47	0.82	933.59
PBCI	Pamrapo Bancorp, Inc.	8.87	8.87	0.00	8.06	9.25	15.14	0.63	86.36	0.50	5.65	0.54	58.07
PBCP	Provident Bancorp, Inc. (MHC)	11.64	11.64	0.00	10.20	12.68	16.91	0.37	400.66	0.27	2.33	1.48	382.36
PBCT	People's Bank (MHC)	7.86	6.96	12.40	7.70	8.83	8.80	NA	260.09	0.38	4.87	NA	252.09
PBHC	Pathfinder Bancorp, Inc. (MHC)	9.46	8.53	10.76	8.18	10.12	12.17	0.93	108.31	0.98	10.40	1.01	67.42
PBKB	People's Bancshares, Inc.	4.27	4.14	3.19	NA	4.71	NA	NA	NA	NA	NA	1.28	NA
PBNC	PFS Bancorp, Inc.	10.19	10.19	0.00	9.53	10.69	17.35	0.96	73.54	0.75	7.40	0.71	66.73
PCBI	Peoples Community Bancorp, Inc.	9.32	8.67	7.63	8.60	10.20	13.00	0.21	467.69	0.19	2.02	0.96	467.69
PEDE	Great Pee Dee Bancorp, Inc.	20.74	19.62	6.75	18.48	21.27	28.72	1.15	53.58	1.02	4.90	0.62	51.98
PFB	PFF Bancorp, Inc.	9.63	9.59	0.48	8.95	10.75	11.86	0.31	429.53	0.30	3.10	1.34	373.96
PFDC	Peoples Bancorp	12.11	11.52	5.54	10.27	12.50	18.85	0.55	85.71	0.49	4.01	0.47	79.62
PFED	Park Bancorp, Inc.	11.21	11.21	0.00	8.31	11.41	15.79	0.47	84.89	0.23	2.08	0.40	84.89
PFFC	Peoples Financial Corporation	9.53	9.53	0.00	8.78	9.75	15.20	0.21	123.83	0.18	1.85	0.25	117.73
PFNC	Progress Financial Corporation	5.94	NA	NA	7.90	7.11	11.60	NA	NA	1.28	21.47	1.96	NA
PFSB	PennFed Financial Services, Inc.	6.36	6.05	5.22	8.40	6.65	15.71	0.17	225.69	0.14	2.20	0.39	204.19
PFSL	Pocahontas Bancorp, Inc.	9.27	6.37	33.40	7.09	9.86	10.12	1.70	50.81	1.41	15.21	0.86	NA
PHFC	Pittsburgh Financial Corp.	5.16	5.12	0.75	7.28	5.82	12.92	1.01	99.00	0.84	16.21	1.00	79.84
PHSB	PHSB Financial Corp.	16.75	16.75	0.00	NA	17.23	NA	0.39	280.45	0.17	1.02	1.09	253.96
PLSK	Pulaski Bancorp, Inc. (MHC)	10.50	10.50	0.00	10.23	11.03	20.28	0.49	182.58	0.29	2.74	0.90	182.58
PORT	Port Financial Corp.	10.84	10.84	0.00	NA	11.66	NA	0.02	NM	0.01	0.11	1.19	NM
PRBC	Prestige Bancorp, Inc.	6.11	6.11	0.00	5.54	7.79	10.64	4.50	50.75	3.46	56.71	2.28	48.74
PROV	Provident Financial Holdings, Inc.	9.44	9.44	0.03	NA	9.99	NA	NA	NA	NA	NA	0.97	NA
PSFC	Peoples-Sidney Financial Corporation	12.50	12.50	0.00	9.80	12.99	14.80	0.64	86.02	0.57	4.58	0.55	53.06
PTRS	Potters Financial Corporation	9.02	9.02	0.00	8.56	10.27	13.78	0.92	182.25	0.74	8.19	1.68	168.32
PULB	Pulaski Financial Corp.	10.74	10.74	0.00	9.50	11.38	12.00	0.13	668.12	0.10	0.89	0.90	77.84
PVFC	PVF Capital Corp.	7.31	7.31	0.00	7.22	7.84	9.97	1.02	61.55	0.95	12.98	0.63	55.53
PVSA	Parkvale Financial Corporation	7.02	7.01	0.23	6.76	7.97	10.82	0.30	407.62	0.65	9.29	1.24	146.01
QCBC	Quaker City Bancorp, Inc.	8.30	8.27	0.48	NA	9.10	NA	0.25	386.64	0.21	2.48	0.96	386.64
RIVR	River Valley Bancorp	9.40	9.39	0.19	9.62	10.41	12.25	0.70	166.46	0.60	6.42	1.16	166.46
ROME	Rome Bancorp, Inc. (MHC)	14.70	14.70	0.00	NA	15.34	NA	NA	NA	NA	NA	0.94	211.52
RSLN	Roslyn Bancorp, Inc.	6.51	6.50	0.17	5.46	6.98	10.25	1.23	89.29	0.53	8.08	1.10	88.37

Exhibit 7
Selected Financial Data

Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
		Capital as of The Most Recent Quarter						Asset Quality as of The Most Recent Quarter					
RVSB	Riverview Bancorp, Inc.	12.43	12.25	1.60	10.72	12.95	15.62	0.46	178.01	0.45	3.65	0.82	113.63
SBMC	Connecticut Bancshares, Inc.	9.62	8.39	13.98	NA	10.24	NA	0.53	198.31	0.32	3.30	1.06	196.16
SCFS	Seacoast Financial Services Corporation	9.13	8.14	11.86	8.04	10.01	12.04	0.52	220.11	0.43	4.74	1.15	186.76
SFBI	Security Financial Bancorp, Inc.	18.27	18.27	0.00	14.30	19.00	24.20	NA	NA	NA	NA	1.29	NA
SFFC	StateFed Financial Corporation	13.82	13.82	0.00	6.46	14.19	9.84	1.94	22.16	1.70	12.27	0.43	21.33
SFFS	Sound Federal Bancorp (MHC)	10.16	7.99	23.26	6.66	10.53	NA	0.21	281.58	0.17	1.65	0.60	219.29
SIB	Staten Island Bancorp, Inc.	9.21	8.37	9.96	NA	9.55	NA	0.53	132.78	0.27	2.96	0.71	NA
SKBO	Skibo Financial Corp. (MHC)	16.00	16.00	0.00	15.89	16.28	56.82	0.00	NM	0.00	0.00	0.87	376.11
SMBC	Southern Missouri Bancorp, Inc.	9.42	8.09	15.35	7.93	10.03	12.37	0.00	NM	0.30	3.15	0.80	103.06
SOBI	Sobieski Bancorp, Inc.	10.09	10.09	0.00	7.90	10.48	14.03	1.83	30.14	1.39	13.76	0.55	28.42
SOV	Sovereign Bancorp, Inc.	6.21	2.52	61.02	4.21	6.95	NA	1.03	126.59	0.64	10.36	1.30	NA
SRN	Southern Banc Company, Inc. (The)	18.05	18.01	0.26	NA	18.18	NA	0.33	100.00	0.13	0.70	0.33	100.00
SSFC	South Street Financial Corp.	11.08	11.08	0.00	10.26	11.28	19.19	0.37	68.31	0.30	2.73	0.26	66.41
STFR	St. Francis Capital Corporation	7.45	6.89	8.14	8.09	8.02	11.28	0.79	124.82	0.47	6.31	0.99	110.25
STSA	Sterling Financial Corporation	5.45	4.04	26.93	NA	6.13	NA	1.03	93.68	0.82	15.07	0.97	82.49
SUFI	Superior Financial Corp.	7.55	4.27	45.37	7.58	8.27	11.70	0.64	173.81	0.51	6.81	1.11	140.28
SZB	SouthFirst Bancshares, Inc.	9.45	9.11	3.93	9.28	10.49	15.09	0.72	212.67	0.66	7.00	1.54	157.80
THRD	TF Financial Corporation	8.15	7.49	8.80	6.95	8.43	14.47	0.99	52.22	0.54	6.58	0.52	51.68
THTL	Thistle Group Holdings, Co.	12.17	11.21	8.93	7.73	12.46	18.44	1.26	64.63	0.46	3.74	0.82	63.22
TRYF	Troy Financial Corporation	14.99	12.52	18.85	NA	16.29	NA	0.45	419.30	0.32	2.17	1.89	400.86
TSBK	Timberland Bancorp, Inc.	18.74	18.74	0.00	NA	19.62	NA	1.08	101.06	1.14	6.10	1.09	77.11
TSH	Teche Holding Co.	10.43	10.43	0.00	NA	11.12	NA	NA	NA	NA	NA	0.93	NA
UCBC	Union Community Bancorp	23.70	23.70	0.00	NA	24.05	NA	NA	NA	NA	NA	0.42	NA
UCFC	United Community Financial Corp.	13.47	12.29	9.92	9.07	14.06	13.88	0.88	92.13	0.67	4.94	0.81	88.73
UFBS	Union Financial Bancshares, Incorporated	8.78	6.66	25.84	6.54	9.17	12.01	0.58	117.90	0.36	4.07	0.68	108.76
UPFC	United PanAm Financial Corp.	10.98	10.98	0.00	7.23	13.34	NA	NA	NA	NA	NA	6.45	NA
USAB	USABancShares.com, Inc.	1.50	1.48	1.01	1.60	2.23	2.10	0.91	135.63	0.54	36.11	1.23	135.63
UTBI	United Tennessee Bankshares, Inc.	13.60	12.77	6.99	9.88	14.28	19.55	0.00	NM	0.07	0.55	0.97	98.45
WAYN	Wayne Savings Bancshares, Inc. (MHC)	7.82	7.74	1.11	7.78	8.05	14.02	1.15	25.37	0.90	11.55	0.29	25.19
WBST	Webster Financial Corporation	8.49	5.95	31.80	7.29	9.31	11.83	0.92	154.48	0.57	6.76	1.43	143.04
WCFB	Webster City Federal Bancorp (MHC)	21.88	21.88	0.00	21.03	22.29	40.35	0.00	NM	0.00	0.00	0.53	57.93
WEBK	West Essex Bancorp, Inc.(MHC)	13.73	12.92	6.79	NA	14.10	NA	NA	NA	NA	NA	0.81	NA
WEFC	Wells Financial Corp.	10.13	10.13	0.00	8.38	10.53	12.54	0.43	115.80	0.42	4.16	0.50	70.73
WES	Westcorp	5.37	5.36	0.09	NA	7.07	NA	NA	NA	NA	NA	2.28	NA
WFD	Westfield Financial Inc. (MHC)	16.78	16.78	0.00	NA	17.28	NA	NA	NA	NA	NA	0.94	NA
WFI	Winton Financial Corporation	7.75	7.72	0.54	NA	8.10	NA	NA	NA	NA	NA	0.38	NA
WFSL	Washington Federal, Inc.	12.59	12.14	4.06	11.56	12.88	20.11	0.94	52.03	0.70	5.59	0.49	42.21
WGBC	Willow Grove Bancorp, Inc. (MHC)	9.77	NA	NA	NA	10.46	NA	NA	NA	NA	NA	1.01	NA
WHGB	WHG Bancshares Corporation	10.29	10.26	0.32	9.50	10.54	18.40	0.27	136.00	0.18	1.78	0.37	135.10
WM	Washington Mutual, Inc.	5.80	4.89	16.57	NA	6.38	NA	1.62	65.21	0.98	16.93	1.06	58.97
WOFC	Western Ohio Financial Corporation	12.62	12.62	0.00	12.10	13.09	17.72	1.13	51.75	0.92	7.27	0.58	51.75
WRNB	Warren Bancorp, Inc.	9.15	9.15	0.00	8.66	10.23	NA	NA	NA	NA	NA	1.46	NA
WRO	Woronoco Bancorp Inc.	10.46	10.20	2.75	10.13	10.86	14.79	0.13	485.79	0.08	0.80	0.63	485.79
WSB	Washington Savings Bank, FSB	10.66	10.66	0.00	9.97	11.12	19.83	NA	NA	NA	NA	0.86	NA
WSBI	Warwick Community Bancorp, Inc.	9.17	NA	NA	8.93	9.63	15.27	NA	NA	NA	NA	0.70	NA
WSFS	WSFS Financial Corporation	5.23	5.18	0.96	7.37	6.36	11.18	0.72	286.70	0.42	7.96	2.05	238.30
WVFC	WVS Financial Corp.	7.32	7.32	0.00	NA	8.00	NA	NA	NA	NA	NA	1.58	NA
WYPT	Waypoint Financial Corp.	9.05	8.82	2.79	7.66	9.48	13.73	0.33	280.10	0.18	2.00	0.93	94.68
YFCB	Yonkers Financial Corporation	7.46	7.46	0.00	6.75	7.81	13.27	0.14	362.68	0.10	1.30	0.51	362.68
	Median	9.40	9.04	0.29	8.38	10.20	13.62	0.49	139.51	0.42	4.37	0.86	111.49

Exhibit 7
Selected Financial Data

Ticker	Short Name	Capital as of The Most Recent Quarter						Asset Quality as of The Most Recent Quarter					
		Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital to Assets (%)	Equity + Reserves/ Assets (%)	Core Capital/ Risk Adjusted Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data												
ASBP	ASB Financial Corp.	10.81	10.81	0.00	9.17	11.32	15.72	0.97	69.54	0.73	6.75	0.67	67.08
CBES	CBES Bancorp, Inc.	11.43	11.43	0.00	NA	13.00	NA	NA	NA	NA	NA	2.27	NA
CIBI	Community Investors Bancorp, Inc.	10.34	10.34	0.00	9.86	10.79	17.31	0.65	84.39	0.53	5.17	0.55	NA
FFDF	FFD Financial Corporation	12.60	12.60	0.00	11.60	13.08	15.83	0.11	544.83	0.09	0.70	0.57	544.83
GCFC	Grand Central Financial Corp.	13.90	13.90	0.00	17.61	14.13	34.18	0.45	87.01	0.34	2.48	0.39	68.14
PEDE	Great Pee Dee Bancorp, Inc.	20.74	19.62	6.75	18.48	21.27	28.72	1.15	53.58	1.02	4.90	0.62	51.98
HFFB	Harrodsburg First Financial Bancorp, Inc.	16.34	16.12	1.60	10.80	16.64	18.76	0.00	NM	0.00	0.00	0.39	185.14
HLFC	Home Loan Financial Corporation	15.66	15.66	0.00	11.50	16.04	18.95	0.11	404.31	0.09	0.59	0.45	154.28
HSTD	Homestead Bancorp, Inc.	10.27	10.27	0.00	9.36	10.56	19.28	0.25	170.35	0.25	2.47	0.43	111.51
LXMO	Lexington B&L Financial Corp.	11.52	10.96	5.42	NA	12.09	NA	0.94	104.20	0.55	4.75	0.98	89.44
LOGN	Logansport Financial Corp.	12.60	12.60	0.00	NA	13.42	NA	1.73	58.11	1.46	11.57	1.00	56.23
NBSI	North Bancshares, Inc.	9.90	9.90	0.00	NA	10.12	NA	0.00	NM	0.00	0.00	0.32	NM
PSFC	Peoples-Sidney Financial Corporation	12.50	12.50	0.00	9.80	12.99	14.80	0.64	86.02	0.57	4.58	0.55	53.06
SOBI	Sobieski Bancorp, Inc.	10.09	10.09	0.00	7.90	10.48	14.03	1.83	30.14	1.39	13.76	0.55	28.42
	Average	12.76	12.63	0.98	11.61	13.28	19.76	0.68	153.86	0.54	4.44	0.70	128.19
	Median	12.01	11.97	0.00	10.33	13.00	18.04	0.64	86.02	0.53	4.58	0.55	68.14
	Maximum	20.74	19.62	6.75	18.48	21.27	34.18	1.83	544.83	1.46	13.76	2.27	544.83
	Minimum	9.90	9.90	0.00	7.90	10.12	14.03	0.00	30.14	0.00	0.00	0.32	28.42
	New England Bancshares, Inc.	10.84	10.79	0.00	10.79	11.36	21.65	0.37	233.56	0.28	2.60	0.86	183.33
	Variance to the Comparable Median	(1.17)	(1.18)	0.00		(1.64)	3.62	(0.27)	147.54	(0.25)	(1.98)	0.31	115.19

Exhibit 7

Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
AABC	Access Anytime Bancorp, Inc.	0.41	5.53
ABBK	Abington Bancorp, Inc.	-0.21	-4.05
ABCW	Anchor BanCorp Wisconsin Inc.	1.06	14.64
AFBC	Advance Financial Bancorp	1.17	12.18
AHCI	Ambanc Holding Co., Inc.	0.58	5.22
ALLB	Greater Delaware Valley Savings Bank (MHC)	0.36	3.87
AMFC	AMB Financial Corp.	0.90	11.01
AMFH	American Financial Holdings, Inc.	1.43	7.02
ANA	Acadiana Bancshares, Inc.	0.78	9.28
ANE	Alliance Bancorp of New England, Inc.	0.89	13.87
ASBI	Ameriana Bancorp	0.59	7.03
ASBP	ASB Financial Corp.	0.89	8.48
ASFC	Astoria Financial Corporation	0.97	14.09
BBX	BankAtlantic Bancorp, Inc.	1.03	12.01
BCSB	BCSB Bankcorp, Inc. (MHC)	0.16	1.42
BFD	BostonFed Bancorp, Inc.	0.68	10.79
BFFC	Big Foot Financial Corporation	0.46	3.71
BFSB	Bedford Bancshares, Inc.	1.25	11.57
BHL	Berkshire Hills Bancorp, Inc.	0.67	4.87
BKMU	Bank Mutual Corporation (MHC)	0.75	7.22
BKUNA	BankUnited Financial Corporation	0.48	8.30
BRBI	Blue River Bancshares, Inc.	-0.57	-6.14
BRKL	Brookline Bancorp, Inc. (MHC)	1.95	7.45
BYFC	Broadway Financial Corporation	0.54	6.67
BYS	Bay State Bancorp, Inc.	1.10	10.75
CAFI	Camco Financial Corporation	0.93	11.41
CASH	First Midwest Financial, Inc.	0.33	4.03
CAVB	Cavalry Bancorp, Inc.	1.00	8.73
CBES	CBES Bancorp, Inc.	-0.41	-3.86
CBSA	Coastal Bancorp, Inc.	0.69	12.62
CEBK	Central Bancorp, Inc.	0.52	5.84
CF	Charter One Financial, Inc.	1.44	17.67
CFB	Commercial Federal Corporation	0.74	11.49
CFCP	Coastal Financial Corporation	1.28	17.70
CFFC	Community Financial Corporation	0.99	9.86
CFFN	Capitol Federal Financial (MHC)	0.96	8.57
CFSB	Citizens First Financial Corp.	0.54	5.93
CFSL	Chesterfield Financial Corp.	0.97	4.54
CHFN	Charter Financial Corp. (MHC)	0.36	1.36
CIBI	Community Investors Bancorp, Inc.	0.95	9.20
CITZ	CFS Bancorp, Inc.	0.38	3.59
CKFB	CKF Bancorp, Inc.	0.81	9.16
CMSB	Commonwealth Bancorp, Inc.	0.94	10.65
CMSV	Community Savings Bankshares, Inc.	0.57	4.61
CNY	Carver Bancorp, Inc.	1.56	19.89
COOP	Cooperative Bankshares, Inc.	0.74	9.86
CRZY	Crazy Woman Creek Bancorp Incorporated	0.13	0.65
CTZN	Citizens First Bancorp, Inc.	1.04	6.11
DCOM	Dime Community Bancshares, Inc.	1.33	15.43
DFBS	DutchFork Bancshares, Inc.	0.89	6.13
DSL	Downey Financial Corp.	1.44	21.99
EBSI	Eagle Bancshares, Inc.	0.62	8.49
EFBC	Empire Federal Bancorp, Inc.	0.83	4.07

Exhibit 7

Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
EFC	EFC Bancorp, Inc.	0.72	6.86
EQSB	Equitable Bank	0.83	14.31
ESBF	ESB Financial Corporation	0.61	9.71
ESBK	Elmira Savings Bank, FSB	0.75	10.80
EVRT	EverTrust Financial Group, Inc.	0.82	5.41
FAB	FIRSTFED AMERICA BANCORP, INC.	0.93	13.27
FBBC	First Bell Bancorp, Inc.	0.69	8.36
FBC	Flagstar Bancorp, Inc.	1.65	38.38
FBCI	Fidelity Bancorp, Inc.	1.16	15.39
FBEI	First Bancorp of Indiana, Inc.	0.65	3.59
FBNW	FirstBank NW Corp.	0.88	8.99
FBSI	First Bancshares, Inc.	0.87	7.76
FBTC	First BancTrust Corporation	1.08	7.31
FCAP	First Capital, Inc.	1.15	9.43
FCB	Falmouth Bancorp, Inc.	1.26	10.93
FDEF	First Defiance Financial Corp.	1.74	18.64
FDTR	Federal Trust Corporation	0.53	7.76
FED	FirstFed Financial Corp.	1.11	16.19
FESX	First Essex Bancorp, Inc.	1.04	13.52
FFBH	First Federal Bancshares of Arkansas, Inc.	0.93	8.85
FFBI	First Federal Bancshares, Inc.	0.76	3.95
FFBK	FloridaFirst Bancorp, Inc.	0.89	6.20
FFBZ	First Federal Bancorp, Inc.	1.19	13.50
FFCH	First Financial Holdings, Inc.	1.17	17.14
FFDB	FirstFed Bancorp, Inc.	0.65	6.20
FFDF	FFD Financial Corporation	1.05	8.37
FFED	Fidelity Federal Bancorp	0.20	2.88
FFFD	North Central Bancshares, Inc.	1.20	12.51
FFFL	Fidelity Bankshares, Inc.	0.70	8.33
FFHH	FSF Financial Corp.	1.23	14.51
FFHS	First Franklin Corporation	0.27	3.31
FFIC	Flushing Financial Corporation	1.07	11.99
FFKY	First Federal Financial Corporation of Kentucky	1.15	12.68
FFLC	FFLC Bancorp, Inc.	0.90	11.44
FFSL	First Independence Corporation	2.71	28.29
FFSX	First Federal Bankshares, Inc.	0.70	6.36
FFWC	FFW Corporation	0.92	9.52
FGHC	First Georgia Holding, Inc.	0.55	6.78
FKAN	First Kansas Financial Corporation	0.44	3.86
FKFS	First Keystone Financial, Inc.	0.49	7.93
FKKY	Frankfort First Bancorp, Inc.	0.96	7.80
FLBC	Finger Lakes Bancorp, Inc.	0.72	6.53
FMCO	FMS Financial Corporation	0.59	10.78
FMSB	First Mutual Bancshares, Inc.	1.07	14.13
FNFG	First Niagara Financial Group, Inc. (MHC)	0.85	8.80
FNFI	First Niles Financial, Inc.	1.21	6.16
FPFC	First Place Financial Corp.	1.15	9.93
FSBI	Fidelity Bancorp, Inc.	0.68	10.81
FSFF	First SecurityFed Financial, Inc.	1.56	8.71
FSLA	First Sentinel Bancorp, Inc.	1.25	11.40
FTFC	First Federal Capital Corp.	1.42	21.57
GAF	GA Financial, Inc.	0.40	3.47
GAFC	Greater Atlantic Financial Corp.	0.28	5.11

Exhibit 7
Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
GBNK	Gaston Federal Bancorp, Inc. (MHC)	0.34	2.12
GCBC	Greene County Bancorp Inc. (MHC)	0.73	5.46
GCFC	Grand Central Financial Corp.	0.83	6.07
GDW	Golden West Financial Corporation	1.57	21.47
GFED	Guaranty Federal Bancshares, Inc.	1.03	7.61
GOV	Gouverneur Bancorp Inc. (MHC)	0.84	4.17
GPT	GreenPoint Financial Corporation	-11.08	-100.65
GSB	Golden State Bancorp Inc.	0.76	17.98
GSLA	GS Financial Corp.	0.84	4.54
GTPS	Great American Bancorp, Inc.	0.80	7.20
GUPB	GFSB Bancorp, Inc.	0.80	10.26
HARB	Harbor Florida Bancshares, Inc.	1.56	12.34
HARL	Harleysville Savings Financial Corporation	0.71	11.65
HCBB	HCB Bancshares, Inc.	0.36	3.15
HCBC	High Country Bancorp, Inc.	0.98	10.20
HCBK	Hudson City Bancorp, Inc. (MHC)	1.42	12.26
HCFC	Home City Financial Corporation	0.54	6.30
HFBA	HFB Financial Corporation	0.59	6.25
HFBC	HopFed Bancorp, Inc.	-0.60	-3.51
HFFB	Harrodsburg First Financial Bancorp, Inc.	0.41	2.36
HFFC	HF Financial Corp.	0.66	9.47
HFWA	Heritage Financial Corporation	1.41	10.29
HIFS	Hingham Institution for Savings	1.43	15.99
HLFC	Home Loan Financial Corporation	1.17	7.49
HMLK	Hemlock Federal Financial Corp.	0.70	9.68
HMNF	HMN Financial, Inc.	1.13	11.15
HOMF	Home Federal Bancorp	1.28	14.74
HRBT	Hudson River Bancorp, Inc.	1.03	8.69
HRZB	Horizon Financial Corp.	1.44	10.83
HSTD	Homestead Bancorp, Inc.	0.36	3.49
HTHR	Hawthorne Financial Corporation	1.18	18.66
HWEN	Home Financial Bancorp	0.51	5.83
HZFS	Horizon Financial Services Corporation	1.34	13.60
ICBC	Independence Community Bank Corp.	1.45	12.57
IFSB	Independence Federal Savings Bank	-0.04	-0.42
IPSW	Ipswich Bancshares, Inc.	0.93	19.16
ITLA	ITLA Capital Corporation	1.19	11.96
JXSB	Jacksonville Savings Bank (MHC)	-0.44	-4.96
JXVL	Jacksonville Bancorp, Inc.	1.33	13.59
KFBI	Klamath First Bancorp, Inc.	0.22	2.86
KNK	Kankakee Bancorp, Inc.	0.86	10.23
KYF	Kentucky First Bancorp, Inc.	1.14	6.98
LARL	Laurel Capital Group, Inc.	1.25	12.14
LFCO	Life Financial Corporation	-3.66	-91.55
LFED	Leeds Federal Bankshares, Inc. (MHC)	0.60	4.60
LIBB	Liberty Bancorp, Inc. (MHC)	0.32	3.45
LNCB	Lincoln Bancorp	0.85	4.83
LOGN	Logansport Financial Corp.	1.01	7.84
LSBI	LSB Financial Corp.	0.78	9.74
LSBX	LSB Corporation	0.93	7.59
LXMO	Lexington B&L Financial Corp.	0.49	4.18
MAFB	MAF Bancorp, Inc.	1.34	16.96
MASB	MASSBANK Corp.	1.11	9.36

Exhibit 7
Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
MBBC	Monterey Bay Bancorp, Inc.	0.86	9.25
MDBK	Medford Bancorp, Inc.	0.96	11.85
METF	Metropolitan Financial Corp.	0.13	4.64
MFBC	MFB Corp.	0.87	10.33
MFLR	Mayflower Co-operative Bank	0.78	9.41
MFSF	MutualFirst Financial, Inc.	1.10	7.26
MSBF	MSB Financial, Inc.	2.22	13.06
MTXC	Matrix Bancorp, Inc.	0.16	3.78
MYST	Mystic Financial, Inc.	0.57	6.05
NASB	NASB Financial, Inc.	2.24	23.97
NBN	Northeast Bancorp	0.88	12.15
NBSI	North Bancshares, Inc.	0.33	3.41
NEIB	Northeast Indiana Bancorp, Inc.	0.88	8.00
NEP	Northeast Pennsylvania Financial Corp.	0.62	6.57
NHTB	New Hampshire Thrift Bancshares, Inc.	0.59	10.16
NMIL	NewMil Bancorp, Inc.	0.91	10.82
NTBK	NetBank, Inc.	0.43	4.43
NWSB	Northwest Bancorp, Inc. (MHC)	0.77	10.71
NYCB	New York Community Bancorp, Inc.	1.88	17.19
OCFC	OceanFirst Financial Corp.	1.13	13.56
OCN	Ocwen Financial Corporation	-0.16	-1.14
ONFC	Oneida Financial Corp. (MHC)	1.05	8.34
OTFC	Oregon Trail Financial Corp.	1.32	9.00
PBCI	Pamrapo Bancorp, Inc.	0.98	10.91
PBCP	Provident Bancorp, Inc. (MHC)	0.88	7.68
PBCT	People's Bank (MHC)	0.26	3.07
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.75	7.99
PBKB	People's Bancshares, Inc.	-0.71	-17.02
PBNC	PFS Bancorp, Inc.	0.71	6.45
PCBI	Peoples Community Bancorp, Inc.	0.63	6.60
PEDE	Great Pee Dee Bancorp, Inc.	0.91	4.29
PFB	PFF Bancorp, Inc.	1.28	13.56
PFDC	Peoples Bancorp	0.95	7.81
PFED	Park Bancorp, Inc.	0.71	6.58
PFFC	Peoples Financial Corporation	0.21	2.15
PFNC	Progress Financial Corporation	0.25	4.15
PFSB	PennFed Financial Services, Inc.	0.78	12.33
PFSL	Pocahontas Bancorp, Inc.	0.84	9.10
PHFC	Pittsburgh Financial Corp.	0.14	2.58
PHSB	PHSB Financial Corp.	0.79	7.02
PLSK	Pulaski Bancorp, Inc. (MHC)	0.65	6.23
PORT	Port Financial Corp.	1.38	12.57
PRBC	Prestige Bancorp, Inc.	0.01	0.23
PROV	Provident Financial Holdings, Inc.	0.92	9.96
PSFC	Peoples-Sidney Financial Corporation	0.41	3.22
PTRS	Potters Financial Corporation	0.48	5.40
PULB	Pulaski Financial Corp.	1.12	10.50
PVFC	PVF Capital Corp.	0.95	13.74
PVSA	Parkvale Financial Corporation	0.96	13.81
QCBC	Quaker City Bancorp, Inc.	1.48	17.86
RIVR	River Valley Bancorp	1.15	12.14
ROME	Rome Bancorp, Inc. (MHC)	1.13	7.71
RSLN	Roslyn Bancorp, Inc.	1.43	19.89

Exhibit 7
Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
RVSB	Riverview Bancorp, Inc.	1.58	12.57
SBMC	Connecticut Bancshares, Inc.	0.82	8.55
SCFS	Seacoast Financial Services Corporation	1.10	12.03
SFBI	Security Financial Bancorp, Inc.	0.47	2.53
SFFC	StateFed Financial Corporation	0.55	4.05
SFFS	Sound Federal Bancorp (MHC)	1.02	9.82
SIB	Staten Island Bancorp, Inc.	1.49	15.79
SKBO	Skibo Financial Corp. (MHC)	0.40	2.46
SMBC	Southern Missouri Bancorp, Inc.	0.82	8.48
SOBI	Sobieski Bancorp, Inc.	0.54	5.37
SOV	Sovereign Bancorp, Inc.	0.83	13.44
SRN	Southern Banc Company, Inc. (The)	0.49	2.75
SSFC	South Street Financial Corp.	0.51	4.49
STFR	St. Francis Capital Corporation	1.10	14.55
STSA	Sterling Financial Corporation	0.63	11.31
SUFI	Superior Financial Corp.	0.82	11.29
SZB	SouthFirst Bancshares, Inc.	-2.24	-22.34
THRD	TF Financial Corporation	0.92	11.44
THTL	Thistle Group Holdings, Co.	0.71	5.79
TRYF	Troy Financial Corporation	1.14	7.52
TSBK	Timberland Bancorp, Inc.	1.77	9.45
TSH	Teche Holding Co.	1.21	11.22
UCBC	Union Community Bancorp	1.37	5.55
UCFC	United Community Financial Corp.	1.16	8.51
UFBS	Union Financial Bancshares, Incorporated	0.45	5.11
UPFC	United PanAm Financial Corp.	1.32	11.85
USAB	USABancShares.com, Inc.	-2.14	-129.98
UTBI	United Tennessee Bankshares, Inc.	1.07	8.51
WAYN	Wayne Savings Bancshares, Inc. (MHC)	0.52	6.56
WBST	Webster Financial Corporation	1.26	14.31
WCFB	Webster City Federal Bancorp (MHC)	1.23	5.82
WEBK	West Essex Bancorp, Inc.(MHC)	0.83	5.93
WEFC	Wells Financial Corp.	1.70	17.30
WES	Westcorp	0.52	9.64
WFD	Westfield Financial Inc. (MHC)	0.63	4.43
WFI	Winton Financial Corporation	1.06	13.66
WFSL	Washington Federal, Inc.	2.04	16.14
WGBC	Willow Grove Bancorp, Inc. (MHC)	0.78	7.95
WHGB	WHG Bancshares Corporation	0.09	0.91
WM	Washington Mutual, Inc.	1.43	23.41
WOFC	Western Ohio Financial Corporation	0.51	4.13
WRNB	Warren Bancorp, Inc.	1.38	15.59
WRO	Woronoco Bancorp Inc.	0.88	8.14
WSB	Washington Savings Bank, FSB	1.36	12.91
WSBI	Warwick Community Bancorp, Inc.	0.96	10.35
WSFS	WSFS Financial Corporation	0.67	12.43
WVFC	WVS Financial Corp.	1.15	14.99
WYPT	Waypoint Financial Corp.	0.77	8.24
YFCB	Yonkers Financial Corporation	0.75	10.45
	Median	0.86	8.55

Exhibit 7
Selected Financial Data

Ticker	Short Name	Profitability as of The Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
ASBP	ASB Financial Corp.	0.89	8.48
CBES	CBES Bancorp, Inc.	(0.41)	(3.86)
CIBI	Community Investors Bancorp, Inc.	0.95	9.20
FFDF	FFD Financial Corporation	1.05	8.37
GCFC	Grand Central Financial Corp.	0.83	6.07
PEDE	Great Pee Dee Bancorp, Inc.	0.91	4.29
HFFB	Harrodsburg First Financial Bancorp, Inc.	0.41	2.36
HLFC	Home Loan Financial Corporation	1.17	7.49
HSTD	Homestead Bancorp, Inc.	0.36	3.49
LXMO	Lexington B&L Financial Corp.	0.49	4.18
LOGN	Logansport Financial Corp.	1.01	7.84
NBSI	North Bancshares, Inc.	0.33	3.41
PSFC	Peoples-Sidney Financial Corporation	0.41	3.22
SOBI	Sobieski Bancorp, Inc.	0.54	5.37
	Average	0.64	4.99
	Median	0.69	4.83
	Maximum	1.17	9.20
	Minimum	(0.41)	(3.86)
	New England Bancshares, Inc.	0.46	4.08
	Variance to the Comparable Median	(0.23)	(0.75)

Exhibit 7

Selected Financial Data

		Income Statement as of The Most Recent Quarter								*Balance Sheet Growth as of the MRQ*				
Ticker	Short Name	Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
AABC	Access Anytime Bancorp, Inc.	7.85	4.13	3.72	3.80	0.78	3.32	73.91	68.20	20.37	22.45	-1.52	11.23	7.6500
ABBK	Abington Bancorp, Inc.	6.45	3.70	2.75	3.05	1.71	3.77	78.96	66.92	-10.87	NA	8.67	49.11	15.7500
ABCW	Anchor BanCorp Wisconsin Inc.	7.06	4.15	2.91	3.19	0.53	1.80	49.75	41.10	62.14	47.56	60.44	441.01	17.7500
AFBC	Advance Financial Bancorp	7.86	4.93	2.93	3.43	0.63	2.60	66.33	59.90	62.85	85.83	76.99	13.05	14.0000
AHCI	Ambanc Holding Co., Inc.	6.95	4.47	2.48	3.08	0.45	2.43	69.84	65.21	-21.64	3.94	-15.94	96.89	21.5500
ALLB	Greater Delaware Valley Savings Bank (MHC)	6.88	4.26	2.62	3.03	0.32	2.24	68.58	65.16	5.29	-17.80	8.36	101.52	29.5000
AMFC	AMB Financial Corp.	7.30	4.61	2.69	2.82	1.08	2.51	66.07	51.72	2.85	-0.79	12.33	7.92	9.2000
AMFH	American Financial Holdings, Inc.	6.71	4.08	2.63	3.32	0.58	1.79	50.35	40.73	-2.59	-6.60	5.38	616.74	25.8900
ANA	Acadiana Bancshares, Inc.	7.15	4.10	3.05	3.32	0.68	2.45	62.16	54.25	1.09	-27.97	2.73	29.47	24.9000
ANE	Alliance Bancorp of New England, Inc.	7.34	4.35	2.99	3.43	0.42	2.39	65.02	60.49	-3.18	5.14	-9.03	28.54	12.2000
ASBI	Ameriana Bancorp	7.40	5.24	2.16	2.42	0.79	2.11	69.88	59.10	3.34	-9.52	9.24	43.27	13.7500
ASBP	ASB Financial Corp.	6.83	4.33	2.50	2.97	0.42	2.00	59.85	54.09	-8.13	-3.57	-9.34	16.08	10.5000
ASFC	Astoria Financial Corporation	6.38	4.48	1.90	2.11	0.40	0.92	34.58	21.55	-0.41	5.84	4.09	2,588.67	28.5200
BBX	BankAtlantic Bancorp, Inc.	6.71	3.74	2.97	3.17	2.03	3.01	82.47	70.18	-9.41	NA	-2.97	573.00	10.7700
BCSB	BCSB Bankcorp, Inc. (MHC)	7.08	4.58	2.50	2.96	0.22	2.73	88.04	87.12	18.92	25.81	19.67	60.14	10.2500
BFD	BostonFed Bancorp, Inc.	6.49	4.10	2.39	2.62	1.15	2.73	71.84	59.03	-1.37	-7.88	6.14	106.37	23.9000
BFFC	Big Foot Financial Corporation	6.77	4.42	2.35	3.01	0.15	2.35	77.62	76.46	4.55	15.32	9.81	23.04	15.2700
BFSB	Bedford Bancshares, Inc.	7.46	4.52	2.94	3.61	0.71	2.11	50.22	40.06	16.31	17.18	3.20	28.25	13.8300
BHL	Berkshire Hills Bancorp, Inc.	7.55	3.29	4.26	4.57	1.17	3.54	62.29	51.98	-2.15	-7.26	0.18	137.82	21.4500
BKMU	Bank Mutual Corporation (MHC)	6.67	4.46	2.21	2.70	0.60	1.93	59.69	50.34	-1.81	-9.60	3.02	362.76	16.2400
BKUNA	BankUnited Financial Corporation	6.74	5.13	1.61	1.82	0.29	1.18	55.69	48.36	24.87	14.93	1.63	370.83	15.3900
BRBI	Blue River Bancshares, Inc.	7.23	4.95	2.28	2.62	0.36	3.37	111.80	113.49	-4.97	3.71	-7.60	7.36	4.7500
BRKL	Brookline Bancorp, Inc. (MHC)	6.62	3.70	2.92	3.94	0.34	1.39	32.59	26.68	1.06	-16.07	4.02	426.41	15.9300
BYFC	Broadway Financial Corporation	7.91	3.82	4.09	4.15	0.43	3.31	77.11	74.53	12.38	5.52	13.26	11.55	12.6900
BYS	Bay State Bancorp, Inc.	7.88	3.83	4.05	4.43	0.28	2.49	56.34	53.45	17.39	9.61	6.14	62.94	38.2000
CAFI	Camco Financial Corporation	7.45	5.13	2.32	2.58	0.74	1.79	55.51	42.16	-7.18	-18.32	-7.20	102.10	12.8000
CASH	First Midwest Financial, Inc.	6.95	4.93	2.02	2.32	0.65	2.19	76.58	69.66	21.20	15.62	4.93	32.84	13.3500
CAVB	Cavalry Bancorp, Inc.	7.45	4.00	3.45	4.04	1.97	3.88	68.59	51.80	19.46	4.41	20.40	88.50	12.5000
CBES	CBES Bancorp, Inc.	7.26	4.54	2.72	2.96	0.60	3.43	92.35	90.72	-55.08	-56.98	-56.77	10.51	12.0000
CBSA	Coastal Bancorp, Inc.	6.30	3.69	2.61	2.97	0.38	2.02	59.06	53.66	-50.19	-10.36	-4.12	175.52	30.0800
CEBK	Central Bancorp, Inc.	6.81	3.93	2.88	3.19	0.20	2.59	76.45	74.94	-11.25	-16.11	-18.67	44.30	26.5000
CF	Charter One Financial, Inc.	6.88	3.82	3.06	3.21	0.92	1.88	46.93	30.53	9.35	3.48	27.83	6,476.69	28.8700
CFB	Commercial Federal Corporation	7.32	4.74	2.58	2.63	0.48	2.04	64.71	57.75	10.65	-6.73	-24.59	1,079.43	23.2800
CFCP	Coastal Financial Corporation	7.80	3.95	3.85	4.00	1.05	2.59	52.38	39.20	-4.62	-7.97	12.72	99.78	9.4000
CFFC	Community Financial Corporation	7.68	4.57	3.11	3.79	1.29	3.44	67.85	56.84	-26.80	6.88	24.52	26.20	11.5000
CFFN	Capitol Federal Financial (MHC)	6.69	5.15	1.54	2.13	0.20	0.75	32.43	25.92	3.24	-5.99	5.32	1,669.87	22.3900
CFSB	Citizens First Financial Corp.	7.53	4.90	2.63	2.96	0.65	2.40	72.22	65.87	-0.40	4.58	-8.26	27.04	17.6000
CFSL	Chesterfield Financial Corp.	5.59	3.12	2.47	3.20	0.75	2.40	61.55	52.35	7.75	-1.77	6.40	70.12	16.8000
CHFN	Charter Financial Corp. (MHC)	4.79	5.14	-0.35	1.84	-0.16	1.37	82.28	83.87	NA	NA	NA	457.90	23.1000
CIBI	Community Investors Bancorp, Inc.	7.92	4.70	3.22	3.38	0.28	1.84	54.11	50.06	2.65	1.47	5.75	10.68	9.4500
CITZ	CFS Bancorp, Inc.	6.06	4.52	1.54	1.99	0.59	2.00	80.60	74.52	-3.12	-11.65	-2.14	184.63	13.5500
CKFB	CKF Bancorp, Inc.	7.23	4.91	2.32	2.59	0.17	1.32	49.52	46.04	4.31	3.24	20.75	11.38	16.6200
CMSB	Commonwealth Bancorp, Inc.	7.29	2.58	4.71	4.75	1.25	3.76	62.60	51.81	3.95	-16.15	11.96	232.07	22.4200
CMSV	Community Savings Bankshares, Inc.	6.87	3.99	2.88	3.17	0.54	2.58	76.66	72.32	4.55	-15.30	11.58	163.16	18.8400
CNY	Carver Bancorp, Inc.	6.98	3.06	3.92	4.10	0.53	3.50	79.14	76.28	7.27	-9.05	5.55	25.95	11.3000
COOP	Cooperative Bankshares, Inc.	7.50	4.94	2.56	2.98	0.40	2.11	64.28	59.30	14.98	15.04	1.92	33.46	11.8000
CRZY	Crazy Woman Creek Bancorp Incorporated	6.76	5.12	1.64	2.59	0.23	2.54	93.21	92.58	-3.89	9.34	24.60	11.34	14.3500
CTZN	Citizens First Bancorp, Inc.	7.73	4.66	3.07	3.86	0.27	2.40	58.96	56.06	21.68	3.70	25.91	152.94	16.8990
DCOM	Dime Community Bancshares, Inc.	7.04	4.39	2.65	3.10	0.42	1.26	36.75	27.81	4.26	13.45	20.78	507.32	29.5000
DFBS	DutchFork Bancshares, Inc.	7.07	4.35	2.72	3.37	0.39	2.25	60.90	56.35	14.24	14.60	17.16	27.77	21.0000
DSL	Downey Financial Corp.	7.02	4.32	2.70	3.05	1.16	1.57	39.14	15.13	14.51	-0.79	-11.24	1,270.43	45.0300
EBSI	Eagle Bancshares, Inc.	6.94	4.14	2.80	2.92	0.70	2.25	79.72	74.34	-5.22	NA	-11.45	90.43	15.9300
EFBC	Empire Federal Bancorp, Inc.	7.15	4.81	2.34	3.32	1.07	2.65	62.87	50.18	42.20	4.56	79.10	21.18	14.0500

Exhibit 7
Selected Financial Data

		Income Statement as of The Most Recent Quarter								*Balance Sheet Growth as of the MRQ*				
Ticker	Short Name	Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
EFC	EFC Bancorp, Inc.	7.10	4.74	2.36	3.00	0.25	1.97	62.60	59.41	30.15	24.97	27.58	64.60	14.0100
EQSB	Equitable Bank	6.65	4.58	2.07	2.35	0.34	1.31	48.85	41.48	-6.78	NA	-11.09	35.70	27.2600
ESBF	ESB Financial Corporation	6.74	5.29	1.45	1.66	0.33	1.21	60.12	51.79	0.36	-1.30	-3.97	79.24	10.8000
ESBK	Elmira Savings Bank, FSB	7.57	4.49	3.08	3.66	0.59	2.69	66.27	60.51	11.22	11.77	4.06	22.16	25.1500
EVRT	EverTrust Financial Group, Inc.	7.69	4.06	3.63	4.32	0.58	3.18	66.10	61.44	14.26	20.01	21.15	91.28	17.1500
FAB	FIRSTFED AMERICA BANCORP, INC.	6.22	4.23	1.99	2.33	1.08	1.73	52.51	29.41	-10.97	-15.23	3.41	115.07	18.5000
FBBC	First Bell Bancorp, Inc.	6.04	5.35	0.69	0.98	0.26	0.60	50.35	36.60	2.73	-12.65	7.82	69.47	14.6000
FBC	Flagstar Bancorp, Inc.	NA	5.54	NA	NA	4.74	3.27	47.06	-67.05	39.12	317.49	51.82	373.23	19.5000
FBCI	Fidelity Bancorp, Inc.	6.95	4.31	2.64	3.07	0.54	1.65	46.56	36.87	-1.35	8.92	18.77	59.71	29.0700
FBEI	First Bancorp of Indiana, Inc.	7.35	4.80	2.55	3.23	0.84	2.75	69.95	61.45	25.40	-2.37	4.21	25.11	13.9900
FBNW	FirstBank NW Corp.	7.45	3.68	3.77	3.95	1.53	3.47	66.74	52.86	8.13	NA	-4.35	25.61	17.6300
FBSI	First Bancshares, Inc.	7.65	4.50	3.15	3.42	0.52	2.32	63.61	57.72	20.36	-0.09	27.42	21.36	12.0000
FBTC	First BancTrust Corporation	7.31	4.24	3.07	3.56	1.65	3.04	60.01	40.59	12.94	-9.03	16.84	21.36	14.6500
FCAP	First Capital, Inc.	7.36	4.29	3.07	3.51	0.56	2.19	55.12	47.67	16.24	17.65	5.57	35.75	14.1000
FCB	Falmouth Bancorp, Inc.	6.53	3.38	3.15	3.70	0.87	2.29	52.69	40.87	-1.26	-6.95	-0.40	19.00	20.7500
FDEF	First Defiance Financial Corp.	7.24	4.01	3.23	3.47	4.34	3.84	53.13	-22.03	23.87	-12.18	23.49	109.94	16.0400
FDTR	Federal Trust Corporation	7.44	5.41	2.03	2.50	0.68	1.99	64.87	54.89	-10.95	-11.10	22.17	18.12	3.3500
FED	FirstFed Financial Corp.	6.88	4.00	2.88	3.05	0.20	1.18	37.71	33.44	11.49	5.78	32.72	444.47	25.7000
FESX	First Essex Bancorp, Inc.	7.22	3.41	3.81	4.02	0.57	2.31	47.14	39.33	-9.85	NA	-3.85	198.89	26.4000
FFBH	First Federal Bancshares of Arkansas, Inc.	7.45	5.10	2.35	2.80	0.54	1.82	56.18	47.40	6.66	-2.55	2.71	73.27	23.1000
FFBI	First Federal Bancshares, Inc.	6.46	4.74	1.72	2.61	0.18	1.48	54.49	51.27	8.55	-0.06	8.65	35.31	16.7500
FFBK	FloridaFirst Bancorp, Inc.	7.46	4.83	2.63	3.32	0.46	2.26	62.37	56.89	16.85	0.00	10.65	94.37	17.2000
FFBZ	First Federal Bancorp, Inc.	8.06	4.02	4.04	4.37	0.92	3.10	61.69	53.12	-9.12	-7.13	-12.79	21.34	6.8100
FFCH	First Financial Holdings, Inc.	7.43	3.84	3.59	3.75	1.25	2.70	56.16	40.65	-1.17	5.31	3.64	340.25	25.3900
FFDB	FirstFed Bancorp, Inc.	7.70	4.27	3.43	3.54	0.81	3.00	67.22	59.03	-3.93	-6.54	2.01	14.98	6.5000
FFDF	FFD Financial Corporation	6.95	4.21	2.74	3.26	0.34	1.77	49.66	44.31	-7.26	9.17	6.93	15.35	12.0600
FFED	Fidelity Federal Bancorp	7.77	5.78	1.99	1.88	2.23	4.72	118.40	143.39	-7.01	-14.93	-28.95	14.13	2.5200
FFFD	North Central Bancshares, Inc.	7.62	4.86	2.76	3.08	1.11	2.11	54.93	37.72	-8.26	-5.24	-2.53	36.90	21.7000
FFFL	Fidelity Bankshares, Inc.	6.97	3.55	3.42	3.54	0.80	2.79	68.54	60.86	4.61	NA	-0.72	272.66	17.2700
FFHH	FSF Financial Corp.	7.44	4.33	3.11	3.33	2.03	3.06	57.64	30.52	41.33	32.11	82.96	41.07	18.0000
FFHS	First Franklin Corporation	7.00	5.36	1.64	1.94	0.33	1.79	81.15	77.88	1.10	9.02	6.63	16.70	10.3500
FFIC	Flushing Financial Corporation	7.53	4.47	3.06	3.34	0.38	1.78	49.98	43.84	16.24	-0.13	28.10	222.55	16.5000
FFKY	First Federal Financial Corporation of Kentucky	8.00	4.70	3.30	3.70	0.81	2.38	52.15	41.09	0.32	6.48	-0.41	73.25	19.4900
FFLC	FFLC Bancorp, Inc.	7.42	4.51	2.91	3.17	0.32	1.79	53.69	48.76	10.94	6.17	10.44	74.13	20.8000
FFSL	First Independence Corporation	7.73	4.56	3.17	3.56	0.23	2.07	53.77	50.76	-3.22	-4.29	9.71	13.44	14.3000
FFSX	First Federal Bankshares, Inc.	6.97	4.45	2.52	2.78	1.45	2.60	66.42	46.61	5.25	-3.99	1.27	51.60	12.1000
FFWC	FFW Corporation	7.61	5.24	2.37	2.96	0.70	1.90	51.16	39.19	10.65	-1.79	1.84	18.78	13.5100
FGHC	First Georgia Holding, Inc.	7.13	3.87	3.26	3.47	1.35	3.78	79.33	70.99	-7.58	14.66	-14.44	28.93	3.7500
FKAN	First Kansas Financial Corporation	6.38	4.79	1.59	2.12	0.80	2.20	75.12	65.51	6.54	-6.52	5.34	14.31	13.9500
FKFS	First Keystone Financial, Inc.	6.72	4.57	2.15	2.44	0.39	2.09	75.33	71.34	-0.73	6.88	-2.60	29.38	14.4000
FKKY	Frankfort First Bancorp, Inc.	7.05	5.09	1.96	2.59	0.04	1.16	44.63	43.87	-10.31	-6.19	-12.37	20.82	16.7100
FLBC	Finger Lakes Bancorp, Inc.	7.02	4.02	3.00	3.24	0.68	2.60	70.43	63.82	-16.08	-1.25	-6.24	35.91	10.7400
FMCO	FMS Financial Corporation	6.75	3.48	3.27	3.23	0.42	2.41	72.77	68.90	22.61	10.99	12.81	58.72	8.7500
FMSB	First Mutual Bancshares, Inc.	8.11	5.28	2.83	3.19	0.28	2.02	59.20	55.59	4.53	11.67	4.55	63.80	13.5000
FNFG	First Niagara Financial Group, Inc. (MHC)	7.09	3.93	3.16	3.42	1.63	3.11	61.21	40.83	15.82	1.34	-0.45	465.08	18.1100
FNFI	First Niles Financial, Inc.	6.69	4.15	2.54	3.37	0.03	1.83	53.60	53.12	13.47	11.63	8.49	19.49	12.8500
FPFC	First Place Financial Corp.	7.05	4.50	2.55	2.98	0.92	1.75	46.10	28.15	2.73	-12.38	5.54	241.59	16.5000
FSBI	Fidelity Bancorp, Inc.	6.81	4.95	1.86	2.20	0.45	1.75	66.82	59.85	4.01	-7.86	8.30	33.44	16.8500
FSFF	First SecurityFed Financial, Inc.	7.91	4.38	3.53	4.08	0.15	1.53	39.10	36.74	12.41	8.12	9.46	86.63	20.3150
FSLA	First Sentinel Bancorp, Inc.	6.45	3.84	2.61	2.98	0.21	1.26	39.63	35.27	14.38	7.85	6.28	390.77	12.6300
FTFC	First Federal Capital Corp.	6.81	4.25	2.56	2.72	2.42	2.74	53.65	10.60	18.41	-0.33	8.07	322.20	15.9500
GAF	GA Financial, Inc.	6.64	4.56	2.08	2.69	0.40	2.13	68.93	64.15	-3.97	7.14	-0.76	91.98	17.0000
GAFC	Greater Atlantic Financial Corp.	5.67	3.88	1.79	2.03	2.20	3.79	91.18	81.29	36.05	58.88	31.73	19.55	6.5000

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income Statement as of The Most Recent Quarter: Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Balance Sheet Growth as of the MRQ: Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
GBNK	Gaston Federal Bancorp, Inc. (MHC)	5.96	3.80	2.16	2.71	1.30	2.88	74.64	61.83	272.58	407.40	385.12	61.75	14.6700
GCBC	Greene County Bancorp Inc. (MHC)	6.82	3.31	3.51	3.88	0.75	3.44	76.27	71.55	13.38	21.67	14.17	30.56	15.2600
GCFC	Grand Central Financial Corp.	6.93	4.52	2.41	3.00	0.28	1.97	60.99	57.24	-9.85	-14.13	3.35	17.80	10.2000
GDW	Golden West Financial Corporation	6.71	3.77	2.94	3.18	0.37	0.96	27.58	18.88	3.19	24.69	16.16	9,534.10	61.3000
GFED	Guaranty Federal Bancshares, Inc.	7.34	5.06	2.28	3.03	0.67	2.13	58.72	49.43	6.88	6.16	21.56	57.27	14.1000
GOV	Gouverneur Bancorp Inc. (MHC)	7.14	4.46	2.68	3.67	0.27	2.60	63.51	60.83	5.85	-1.31	5.96	18.90	8.3000
GPT	GreenPoint Financial Corporation	6.99	3.56	3.43	3.76	2.31	2.43	38.18	-2.73	3.78	-11.44	-1.66	4,199.98	42.1000
GSB	Golden State Bancorp Inc.	6.68	4.02	2.66	2.68	0.67	1.74	51.55	38.49	-20.15	-14.71	11.37	3,805.24	28.0300
GSLA	GS Financial Corp.	7.00	4.91	2.09	2.95	0.02	1.98	69.90	69.69	-9.60	25.21	29.14	24.95	15.0000
GTPS	Great American Bancorp, Inc.	7.23	3.71	3.52	3.81	1.28	3.45	70.18	59.69	1.73	10.01	11.09	17.60	20.3000
GUPB	GFSB Bancorp, Inc.	7.28	4.94	2.34	2.87	0.19	1.72	57.73	54.85	-1.73	NA	3.41	14.55	12.6500
HARB	Harbor Florida Bancshares, Inc.	7.43	4.06	3.37	3.95	0.75	1.95	42.81	31.66	23.56	9.97	23.27	446.25	18.5000
HARL	Harleysville Savings Financial Corporation	6.52	4.93	1.59	1.82	0.19	1.08	55.29	50.48	11.17	8.49	2.37	43.77	19.6000
HCBB	HCB Bancshares, Inc.	6.70	4.47	2.23	2.54	0.60	2.53	83.18	78.98	2.02	-13.56	11.65	26.20	13.8700
HCBC	High Country Bancorp, Inc.	8.51	4.78	3.73	4.21	1.04	3.23	65.01	55.71	18.09	0.08	35.82	15.68	17.0000
HCBK	Hudson City Bancorp, Inc. (MHC)	6.65	4.30	2.35	2.96	0.04	0.74	24.94	23.82	22.61	14.45	25.28	3,029.30	30.5500
HCFC	Home City Financial Corporation	7.83	5.36	2.47	2.69	0.49	2.81	91.24	89.53	40.36	4.21	59.44	8.51	10.8500
HFBA	HFB Financial Corporation	7.30	4.78	2.52	2.91	0.38	2.31	70.43	66.43	11.42	6.72	9.82	18.16	14.0000
HFBC	HopFed Bancorp, Inc.	6.93	4.83	2.10	3.13	0.41	1.52	43.55	35.96	37.86	27.43	13.69	39.33	10.7500
HFFB	Harrodsburg First Financial Bancorp, Inc.	7.05	5.11	1.94	2.82	0.22	2.38	80.65	79.12	41.37	15.07	48.44	15.21	11.3200
HFFC	HF Financial Corp.	7.60	4.52	3.08	3.29	1.72	3.56	72.47	57.18	-15.71	-28.30	-15.30	43.72	11.8500
HFWA	Heritage Financial Corporation	7.96	3.91	4.05	4.81	1.01	3.24	56.11	46.43	0.71	5.65	10.21	92.91	12.0600
HIFS	Hingham Institution for Savings	7.09	3.75	3.34	3.87	0.26	1.80	44.78	40.94	11.25	-1.20	2.22	51.18	25.0000
HLFC	Home Loan Financial Corporation	8.08	4.80	3.28	4.13	0.37	2.52	57.77	53.83	11.97	12.35	14.80	18.23	10.9800
HMLK	Hemlock Federal Financial Corp.	6.84	4.15	2.69	2.85	0.45	2.25	69.42	64.32	11.05	-6.36	8.64	25.20	24.8800
HMNF	HMN Financial, Inc.	7.27	4.72	2.55	2.94	0.70	2.05	58.58	48.46	-5.42	-3.17	16.46	68.54	15.5900
HOMF	Home Federal Bancorp	6.94	4.04	2.90	3.14	1.62	2.33	52.76	27.21	-3.07	-10.92	3.27	86.58	19.4500
HRBT	Hudson River Bancorp, Inc.	7.34	3.71	3.63	4.16	0.61	2.48	51.34	43.75	-6.55	-8.04	-4.70	357.79	23.4994
HRZB	Horizon Financial Corp.	7.44	3.85	3.59	3.98	0.76	2.05	45.73	34.65	1.21	-0.39	-3.36	107.79	12.5000
HSTD	Homestead Bancorp, Inc.	6.80	4.81	1.99	2.44	0.45	2.28	79.95	76.17	16.82	-4.61	49.10	8.78	9.3500
HTHR	Hawthorne Financial Corporation	7.68	4.40	3.28	3.68	0.28	1.78	44.80	40.53	-4.35	-2.23	-15.52	119.52	22.3000
HWEN	Home Financial Bancorp	9.00	5.27	3.73	4.06	0.32	3.48	83.52	82.18	-4.74	-9.99	32.49	5.16	3.8000
HZFS	Horizon Financial Services Corporation	7.19	3.58	3.61	3.91	0.76	2.47	53.96	44.78	6.27	-1.38	19.60	7.06	9.4000
ICBC	Independence Community Bank Corp.	7.02	3.48	3.54	4.00	0.79	2.12	45.15	33.32	0.91	16.52	2.46	1,508.93	25.8500
IFSB	Independence Federal Savings Bank	6.50	4.61	1.89	2.14	1.25	3.34	99.20	98.71	-4.91	8.82	-7.85	11.80	9.2000
IPSW	Ipswich Bancshares, Inc.	6.29	3.05	3.24	3.45	1.07	2.83	63.06	51.50	23.03	-12.46	7.45	25.42	13.2000
ITLA	ITLA Capital Corporation	8.75	5.15	3.60	4.25	0.07	1.69	38.60	37.53	3.10	6.38	2.26	124.21	21.0500
JXSB	Jacksonville Savings Bank (MHC)	8.01	4.61	3.40	3.63	0.89	2.93	65.90	57.04	-1.86	-16.73	-1.39	20.91	10.9500
JXVL	Jacksonville Bancorp, Inc.	7.74	4.43	3.31	3.61	0.66	2.07	50.47	40.91	45.21	16.29	78.87	39.19	21.5000
KFBI	Klamath First Bancorp, Inc.	6.64	3.89	2.75	3.26	0.61	3.24	79.30	75.12	-2.07	-5.08	1.10	88.84	13.0100
KNK	Kankakee Bancorp, Inc.	7.31	4.30	3.01	3.15	0.66	2.60	68.71	61.76	7.39	12.91	5.09	42.40	34.8600
KYF	Kentucky First Bancorp, Inc.	6.98	3.90	3.08	3.66	0.26	2.10	55.20	51.93	2.03	-15.69	6.01	11.92	12.8500
LARL	Laurel Capital Group, Inc.	6.95	4.52	2.43	3.08	0.37	1.54	45.39	38.60	2.40	-5.24	-1.17	37.84	19.4500
LFCO	Life Financial Corporation	8.16	5.33	2.83	2.81	0.87	5.07	141.21	154.70	-53.27	-31.39	-27.17	4.67	3.5000
LFED	Leeds Federal Bankshares, Inc. (MHC)	6.46	5.23	1.23	1.76	0.16	1.01	55.83	51.70	17.61	18.09	22.16	143.77	31.6800
LIBB	Liberty Bancorp, Inc. (MHC)	6.55	4.47	2.08	2.48	0.29	2.22	81.90	79.71	5.46	-9.23	11.44	56.85	17.4000
LNCB	Lincoln Bancorp	6.82	4.23	2.59	3.28	0.61	2.37	62.77	55.61	-5.26	20.01	-13.81	86.86	16.8500
LOGN	Logansport Financial Corp.	7.09	4.43	2.66	3.14	0.33	1.62	44.85	38.80	1.00	-0.63	4.95	16.81	16.2500
LSBI	LSB Financial Corp.	7.73	4.96	2.77	2.98	0.67	2.21	63.00	54.25	3.37	-0.52	2.79	22.92	16.6000
LSBX	LSB Corporation	6.42	3.67	2.75	3.17	0.41	2.10	59.79	54.46	0.61	-15.36	-9.61	53.43	12.2000
LXMO	Lexington B&L Financial Corp.	7.01	5.27	1.74	2.46	0.41	1.96	70.42	65.06	20.58	28.07	26.61	9.95	13.0000
MAFB	MAF Bancorp, Inc.	6.61	4.27	2.34	2.74	0.79	1.23	47.26	31.23	27.63	18.06	44.04	694.54	30.2200
MASB	MASSBANK Corp.	5.31	3.28	2.03	2.38	0.19	1.25	48.23	44.11	0.31	6.48	3.44	132.82	42.2000

Exhibit 7
Selected Financial Data

Ticker	Short Name	Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
		Income Statement as of The Most Recent Quarter								*Balance Sheet Growth as of the MRQ*				
MBBC	Monterey Bay Bancorp, Inc.	7.34	3.38	3.96	4.12	0.40	2.57	56.63	52.14	7.81	10.13	3.47	55.89	16.1700
MDBK	Medford Bancorp, Inc.	6.46	3.92	2.54	2.94	0.27	1.62	49.81	45.01	3.23	-0.82	8.50	180.43	23.3300
METF	Metropolitan Financial Corp.	7.50	5.56	1.94	2.18	1.13	2.74	86.43	78.87	-26.73	-11.39	-27.82	22.75	2.8000
MFBC	MFB Corp.	6.84	4.13	2.71	3.07	0.94	2.28	58.93	45.73	-0.21	-9.76	2.58	26.80	20.0000
MFLR	Mayflower Co-operative Bank	7.07	3.68	3.39	3.51	0.47	2.61	69.12	64.66	17.53	19.32	22.01	18.61	13.7700
MFSF	MutualFirst Financial, Inc.	7.78	4.51	3.27	3.70	0.83	2.37	55.20	44.15	-4.47	1.19	5.21	110.72	16.2000
MSBF	MSB Financial, Inc.	8.20	4.18	4.02	4.69	2.17	3.18	48.15	22.74	-2.50	-1.66	21.13	14.37	11.5000
MTXC	Matrix Bancorp, Inc.	7.29	5.17	2.12	2.75	4.31	6.00	89.02	69.63	-36.85	-3.96	-25.66	69.84	10.7700
MYST	Mystic Financial, Inc.	7.08	4.24	2.84	3.36	0.35	2.53	70.98	67.86	7.78	5.61	10.77	22.99	14.1400
NASB	NASB Financial, Inc.	8.32	4.91	3.41	3.83	0.36	2.11	51.25	46.53	-22.81	4.16	-33.25	144.67	17.0000
NBN	Northeast Bancorp	8.05	5.00	3.05	3.44	0.81	2.65	62.43	53.42	-2.22	-3.46	20.08	34.67	13.4500
NBSI	North Bancshares, Inc.	6.30	4.20	2.10	2.64	0.28	2.28	79.56	77.31	-16.21	6.96	8.22	13.88	12.0000
NEIB	Northeast Indiana Bancorp, Inc.	6.95	4.56	2.39	2.82	0.68	1.97	57.59	47.09	-5.50	-28.78	-16.22	20.90	13.4800
NEP	Northeast Pennsylvania Financial Corp.	7.38	4.46	2.92	3.33	0.84	2.76	65.19	55.98	11.29	4.08	18.14	75.07	17.0000
NHTB	New Hampshire Thrift Bancshares, Inc.	6.73	3.81	2.92	3.12	0.78	2.92	72.60	65.32	16.68	-1.99	17.92	30.39	15.8010
NMIL	NewMil Bancorp, Inc.	6.51	2.75	3.76	3.94	0.51	2.90	64.39	59.58	4.55	-4.82	7.12	71.05	16.1800
NTBK	NetBank, Inc.	6.58	4.38	2.20	2.59	0.61	3.55	115.42	119.21	63.61	NA	45.07	383.29	13.2100
NWSB	Northwest Bancorp, Inc. (MHC)	7.21	4.33	2.88	3.19	0.46	2.25	59.77	53.65	15.10	NA	5.97	559.89	11.7900
NYCB	New York Community Bancorp, Inc.	7.09	3.47	3.62	3.81	0.72	1.29	28.48	12.89	11.73	7.11	-4.39	2,760.01	27.1000
OCFC	OceanFirst Financial Corp.	6.96	3.76	3.20	3.56	0.99	2.12	47.69	32.60	-0.77	7.53	-3.32	262.79	26.6500
OCN	Ocwen Financial Corporation	9.50	7.24	2.26	0.90	4.08	4.64	108.50	170.46	-12.59	-18.80	-28.39	394.52	5.8750
ONFC	Oneida Financial Corp. (MHC)	6.90	4.26	2.64	3.19	2.20	3.86	74.58	55.15	11.03	-5.96	15.38	73.29	21.7500
OTFC	Oregon Trail Financial Corp.	7.72	4.03	3.69	4.09	0.72	2.28	50.00	40.68	-12.80	-0.38	2.07	58.71	18.1500
PBCI	Pamrapo Bancorp, Inc.	7.59	4.08	3.51	3.99	0.35	2.50	60.24	56.57	16.97	25.37	-1.67	67.02	26.0000
PBCP	Provident Bancorp, Inc. (MHC)	6.92	3.07	3.85	4.24	0.52	3.13	66.39	62.18	-1.25	6.61	0.84	218.63	27.1900
PBCT	People's Bank (MHC)	6.60	3.86	2.74	3.38	2.15	3.69	69.64	47.99	35.00	NA	6.37	1,341.32	21.8100
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.47	4.17	3.30	3.63	0.57	2.85	69.87	64.74	4.02	14.15	-4.27	33.56	12.9000
PBKB	People's Bancshares, Inc.	6.48	4.09	2.39	2.58	2.28	3.40	70.79	44.25	-5.49	-24.81	-10.47	72.73	22.1000
PBNC	PFS Bancorp, Inc.	6.39	4.03	2.36	2.75	0.27	1.68	57.07	52.73	80.30	5.90	92.34	20.94	13.5000
PCBI	Peoples Community Bancorp, Inc.	7.60	4.30	3.30	3.65	0.02	1.36	31.66	31.31	29.25	52.60	44.17	47.19	19.0000
PEDE	Great Pee Dee Bancorp, Inc.	7.58	4.82	2.76	3.64	0.63	2.45	56.27	48.37	19.91	22.58	8.18	21.33	12.0100
PFB	PFF Bancorp, Inc.	7.12	3.47	3.65	3.98	0.59	2.18	48.13	40.41	-2.71	-1.22	5.92	371.77	28.1200
PFDC	Peoples Bancorp	7.61	4.52	3.09	3.56	0.37	2.09	52.87	47.88	5.54	1.00	0.65	57.87	16.5500
PFED	Park Bancorp, Inc.	6.86	5.17	1.69	2.66	0.21	1.83	65.56	62.77	-7.38	47.87	-7.67	22.77	18.5000
PFFC	Peoples Financial Corporation	7.35	5.14	2.21	2.63	0.18	2.65	96.09	95.81	11.54	8.29	2.66	14.99	12.1500
PFNC	Progress Financial Corporation	6.94	3.61	3.33	3.55	1.90	4.69	89.32	83.25	-11.15	-32.30	-0.13	45.01	7.8500
PFSB	PennFed Financial Services, Inc.	6.75	4.48	2.27	2.61	0.22	1.49	49.87	45.53	-14.88	-17.37	-13.03	175.18	23.4000
PFSL	Pocahontas Bancorp, Inc.	7.19	4.01	3.18	3.44	0.87	2.77	61.71	51.17	0.67	-23.24	38.07	45.58	10.2000
PHFC	Pittsburgh Financial Corp.	7.04	5.63	1.41	1.90	0.42	1.91	84.30	80.70	-9.71	-12.95	-22.30	15.99	11.3500
PHSB	PHSB Financial Corp.	6.71	3.84	2.87	3.18	0.34	2.19	64.72	60.73	37.09	7.91	6.65	44.24	12.6500
PLSK	Pulaski Bancorp, Inc. (MHC)	6.63	3.86	2.77	3.16	0.12	2.22	69.81	68.59	5.07	17.19	5.59	62.04	32.3000
PORT	Port Financial Corp.	6.84	3.62	3.22	3.70	0.39	2.33	58.94	54.39	19.24	27.74	25.51	162.15	27.9400
PRBC	Prestige Bancorp, Inc.	6.49	4.51	1.98	2.19	0.44	2.47	96.08	95.28	-9.69	-14.51	-3.19	9.11	8.6000
PROV	Provident Financial Holdings, Inc.	6.41	4.27	2.14	2.53	1.57	2.40	60.72	35.76	-10.09	-28.04	-5.23	99.03	26.6500
PSFC	Peoples-Sidney Financial Corporation	7.57	5.25	2.32	2.91	0.10	2.26	76.29	75.49	9.14	6.27	13.81	16.29	11.0000
PTRS	Potters Financial Corporation	7.41	4.31	3.10	3.34	0.42	2.55	70.67	66.81	-11.87	-6.98	-15.21	21.92	21.9500
PULB	Pulaski Financial Corp.	7.17	4.12	3.05	3.51	1.53	3.01	61.09	43.70	-4.56	4.49	-6.40	52.55	18.7500
PVFC	PVF Capital Corp.	7.42	4.92	2.50	2.88	0.44	1.79	54.60	47.51	-33.78	-1.91	-12.54	57.81	11.0900
PVSA	Parkvale Financial Corporation	6.46	4.58	1.88	2.20	0.42	1.34	51.37	42.07	2.43	-18.33	1.42	125.19	22.0900
QCBC	Quaker City Bancorp, Inc.	7.57	4.01	3.56	3.89	0.52	1.69	38.81	30.43	18.59	12.85	5.38	162.87	31.2000
RIVR	River Valley Bancorp	7.52	4.01	3.51	3.79	0.89	2.45	53.78	42.47	9.93	17.19	7.76	19.54	24.2500
ROME	Rome Bancorp, Inc. (MHC)	7.10	3.10	4.00	4.43	0.45	2.95	62.17	58.22	-0.90	-4.61	-1.27	52.34	17.7500
RSLN	Roslyn Bancorp, Inc.	6.49	4.06	2.43	2.80	0.53	1.06	32.18	19.19	10.00	-15.45	7.91	1,698.77	19.5000

Exhibit 7

Selected Financial Data

Ticker	Short Name	Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
		Income Statement as of The Most Recent Quarter								*Balance Sheet Growth as of the MRQ*				
RVSB	Riverview Bancorp, Inc.	7.53	4.72	2.81	3.63	1.18	3.11	66.20	54.56	-2.88	-47.08	-5.13	55.37	12.3400
SBMC	Connecticut Bancshares, Inc.	6.19	3.28	2.91	3.26	0.61	2.48	61.37	53.79	5.24	15.82	1.38	318.87	28.3800
SCFS	Seacoast Financial Services Corporation	6.89	3.83	3.06	3.48	0.54	2.09	52.34	44.46	1.38	-1.76	1.74	443.82	18.2500
SFBI	Security Financial Bancorp, Inc.	7.17	3.97	3.20	3.72	0.72	3.44	84.67	81.44	-2.25	9.24	0.22	38.00	19.7000
SFFC	StateFed Financial Corporation	8.03	5.39	2.64	3.05	0.11	2.04	75.68	74.76	-19.37	-4.59	23.30	13.12	10.2500
SFFS	Sound Federal Bancorp (MHC)	6.83	3.65	3.18	3.47	0.12	1.74	51.09	49.38	22.92	20.27	23.57	71.03	14.9000
SIB	Staten Island Bancorp, Inc.	6.93	4.10	2.83	3.34	3.45	3.81	57.08	9.15	20.69	-5.18	32.95	1,160.39	18.5700
SKBO	Skibo Financial Corp. (MHC)	6.02	4.78	1.24	1.98	0.13	1.59	78.41	76.89	1.00	-9.72	7.05	39.85	12.6875
SMBC	Southern Missouri Bancorp, Inc.	7.63	4.73	2.90	3.53	0.34	2.28	59.60	55.50	9.56	13.51	4.07	20.30	16.7500
SOBI	Sobieski Bancorp, Inc.	7.29	4.89	2.40	2.72	0.39	2.04	68.07	63.31	10.55	23.53	27.44	9.04	13.4500
SOV	Sovereign Bancorp, Inc.	6.77	3.04	3.73	3.61	1.06	2.80	57.90	43.72	5.50	2.98	0.64	3,163.23	12.5500
SRN	Southern Banc Company, Inc. (The)	6.66	5.08	1.58	2.46	0.13	1.76	67.94	66.16	5.66	-4.76	2.46	11.47	11.4000
SSFC	South Street Financial Corp.	7.27	5.00	2.27	2.83	0.08	2.04	71.47	70.60	20.05	14.78	10.11	21.65	6.9500
STFR	St. Francis Capital Corporation	6.34	3.87	2.47	2.72	1.20	2.04	54.24	32.87	-1.20	-0.39	-5.21	205.98	22.4300
STSA	Sterling Financial Corporation	7.21	4.04	3.17	3.40	0.58	2.59	63.49	56.80	12.63	22.42	24.49	165.55	15.7000
SUFI	Superior Financial Corp.	7.55	4.46	3.09	3.30	2.03	3.53	67.08	44.42	-6.16	3.53	2.19	128.52	14.5000
SZB	SouthFirst Bancshares, Inc.	7.16	4.74	2.42	2.70	1.55	3.74	91.34	85.94	-1.73	3.65	-12.95	9.14	10.6500
THRD	TF Financial Corporation	6.59	3.99	2.60	2.78	0.28	2.13	69.49	66.23	3.74	25.16	5.75	58.17	21.4000
THTL	Thistle Group Holdings, Co.	6.76	4.51	2.25	2.70	0.23	2.16	75.17	72.86	1.30	20.83	2.19	66.28	10.0300
TRYF	Troy Financial Corporation	6.90	3.27	3.63	4.13	0.55	2.49	57.56	51.41	-19.12	0.21	-2.48	264.77	27.1000
TSBK	Timberland Bancorp, Inc.	8.63	4.06	4.57	5.41	1.20	3.23	50.61	39.12	-6.13	-1.26	-2.66	68.73	15.4110
TSH	Teche Holding Co.	7.30	4.13	3.17	3.56	1.61	3.19	62.91	45.66	28.08	-15.13	7.76	51.45	21.7000
UCBC	Union Community Bancorp	7.05	4.45	2.60	3.69	0.12	1.66	43.54	41.62	37.62	6.27	11.19	40.02	14.4000
UCFC	United Community Financial Corp.	7.02	4.08	2.94	3.49	2.35	3.50	58.68	29.65	8.73	8.72	12.04	262.16	7.3500
UFBS	Union Financial Bancshares, Incorporated	7.51	4.44	3.07	3.15	0.25	2.34	66.13	63.17	27.58	-0.50	-2.86	21.21	11.0000
UPFC	United PanAm Financial Corp.	8.97	2.83	6.14	6.49	0.17	4.26	64.24	63.29	22.27	19.08	-4.97	76.30	4.9000
USAB	USABancShares.com, Inc.	8.42	5.80	2.62	2.78	0.43	3.21	103.02	103.51	-33.61	-20.52	-37.19	1.11	0.2000
UTBI	United Tennessee Bankshares, Inc.	7.36	4.14	3.22	3.78	0.36	2.16	52.90	48.14	5.56	9.09	6.52	12.30	9.1500
WAYN	Wayne Savings Bancshares, Inc. (MHC)	6.89	4.36	2.53	2.74	0.54	2.27	71.46	65.63	10.88	-1.16	11.27	53.92	20.9900
WBST	Webster Financial Corporation	6.61	3.45	3.16	3.56	1.27	2.66	52.52	34.28	8.09	-0.12	5.13	1,601.78	32.5900
WCFB	Webster City Federal Bancorp (MHC)	7.03	4.68	2.35	3.35	0.57	2.05	52.80	44.56	1.43	9.38	11.87	29.89	16.0000
WEBK	West Essex Bancorp, Inc.(MHC)	6.50	3.81	2.69	3.08	0.22	1.87	54.22	50.84	13.85	-20.69	5.32	93.11	18.9200
WEFC	Wells Financial Corp.	7.70	4.32	3.38	3.77	1.90	2.52	45.88	17.11	9.26	-15.43	6.83	22.78	19.5500
WES	Westcorp	11.04	5.47	5.57	5.95	0.51	2.43	39.52	34.07	6.88	23.29	5.14	632.27	17.6600
WFD	Westfield Financial Inc. (MHC)	6.30	3.50	2.80	3.26	0.35	2.47	69.83	66.49	33.88	-12.86	6.38	146.43	13.8400
WFI	Winton Financial Corporation	7.25	4.83	2.42	2.80	0.81	1.79	49.70	34.98	8.99	10.62	-8.12	40.45	9.1000
WFSL	Washington Federal, Inc.	7.81	4.39	3.42	3.94	0.13	0.74	18.76	16.06	-2.00	2.20	6.19	1,614.25	28.0000
WGBC	Willow Grove Bancorp, Inc. (MHC)	6.99	3.88	3.11	3.48	0.54	2.46	62.11	56.15	3.90	-13.56	4.82	94.86	19.2000
WHGB	WHG Bancshares Corporation	7.20	5.18	2.02	2.44	0.09	2.33	93.58	93.34	7.91	31.47	-2.54	17.03	13.2500
WM	Washington Mutual, Inc.	6.59	2.76	3.83	3.79	-0.18	2.25	67.01	68.77	33.75	0.28	29.88	31,798.80	32.8500
WOFC	Western Ohio Financial Corporation	7.22	5.03	2.19	2.77	0.54	2.38	73.11	67.79	-8.62	-10.68	-4.05	34.52	19.0300
WRNB	Warren Bancorp, Inc.	6.86	2.80	4.06	4.23	0.63	2.79	59.41	53.17	-16.42	-26.60	-0.73	74.86	10.1400
WRO	Woronoco Bancorp Inc.	6.71	3.75	2.96	3.31	0.97	2.67	65.06	54.15	7.86	-5.50	-18.87	70.45	18.8500
WSB	Washington Savings Bank, FSB	7.78	5.11	2.67	3.11	1.17	2.30	57.40	40.81	7.22	13.09	10.72	27.38	5.9900
WSBI	Warwick Community Bancorp, Inc.	7.16	3.84	3.32	3.77	0.60	2.47	59.62	52.81	-7.43	7.71	14.99	103.34	20.7012
WSFS	WSFS Financial Corporation	7.05	3.14	3.91	3.97	3.02	4.43	68.37	40.56	10.68	13.97	-2.14	158.23	17.3000
WVFC	WVS Financial Corp.	6.33	4.16	2.17	2.53	0.22	1.15	42.09	37.07	45.47	-14.06	7.50	44.14	16.2000
WYPT	Waypoint Financial Corp.	6.04	3.82	2.22	2.47	0.58	1.76	57.69	47.33	14.13	-8.73	15.36	616.64	15.7400
YFCB	Yonkers Financial Corporation	7.07	4.67	2.40	2.76	0.80	2.35	67.42	57.64	15.30	13.62	16.04	64.23	28.8200
	Median	7.07	4.33	2.77	3.19	0.55	2.31	61.55	53.17	4.29	0.28	5.46	55.37	16.00

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Statement as of The Most Recent Quarter: Yield on Interest Earn Assets (%)	Cost of Interest Bear Liabilities (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Balance Sheet Growth as of the MRQ: Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	MRQ Market Value ($)	MRQ Price Per Share ($)
	Comparable Thrift Data													
ASBP	ASB Financial Corp.	6.83	4.33	2.50	2.97	0.42	2.00	59.85	54.09	(8.13)	(3.57)	(9.34)	16.08	10.500
CBES	CBES Bancorp, Inc.	7.26	4.54	2.72	2.96	0.60	3.43	92.35	90.72	(55.08)	(56.98)	(56.77)	10.51	12.000
CIBI	Community Investors Bancorp, Inc.	7.92	4.70	3.22	3.38	0.28	1.84	54.11	50.06	2.65	1.47	5.75	10.68	9.450
FFDF	FFD Financial Corporation	6.95	4.21	2.74	3.26	0.34	1.77	49.66	44.31	(7.26)	9.17	6.93	15.35	12.060
GCFC	Grand Central Financial Corp.	6.93	4.52	2.41	3.00	0.28	1.97	60.99	57.24	(9.85)	(14.13)	3.35	17.80	10.200
PEDE	Great Pee Dee Bancorp, Inc.	7.58	4.82	2.76	3.64	0.63	2.45	56.27	48.37	19.91	22.58	8.18	21.33	12.010
HFFB	Harrodsburg First Financial Bancorp, Inc.	7.05	5.11	1.94	2.82	0.22	2.38	80.65	79.12	41.37	15.07	48.44	15.21	11.320
HLFC	Home Loan Financial Corporation	8.08	4.80	3.28	4.13	0.37	2.52	57.77	53.83	11.97	12.35	14.80	18.23	10.980
HSTD	Homestead Bancorp, Inc.	6.80	4.81	1.99	2.44	0.45	2.28	79.95	76.17	16.82	(4.61)	49.10	8.78	9.350
LXMO	Lexington B&L Financial Corp.	7.01	5.27	1.74	2.46	0.41	1.96	70.42	65.06	20.58	28.07	26.61	9.95	13.000
LOGN	Logansport Financial Corp.	7.09	4.43	2.66	3.14	0.33	1.62	44.85	38.80	1.00	(0.63)	4.95	16.81	16.250
NBSI	North Bancshares, Inc.	6.30	4.20	2.10	2.64	0.28	2.28	79.56	77.31	(16.21)	6.96	8.22	13.88	12.000
PSFC	Peoples-Sidney Financial Corporation	7.57	5.25	2.32	2.91	0.10	2.26	76.29	75.49	9.14	6.27	13.81	16.29	11.000
SOBI	Sobieski Bancorp, Inc.	7.29	4.89	2.40	2.72	0.39	2.04	68.07	63.31	10.55	23.53	27.44	9.04	13.450
	Average	7.19	4.71	2.48	3.03	0.36	2.20	66.49	62.42	2.68	3.25	10.82	14.28	11.68
	Median	7.07	4.75	2.46	2.97	0.36	2.15	64.53	60.28	5.90	6.62	8.20	15.28	11.66
	Maximum	8.08	5.27	3.28	4.13	0.63	3.43	92.35	90.72	41.37	28.07	49.10	21.33	16.25
	Minimum	6.30	4.20	1.74	2.44	0.10	1.62	44.85	38.80	(55.08)	(56.98)	(56.77)	8.78	9.35
	New England Bancshares, Inc.	7.07	3.98	3.09	3.33	0.30	2.53	75.32	72.94	9.47	20.49	5.84	6.30	NA
	Variance to the Comparable Median	0.00	(0.77)	0.64	0.37	(0.06)	0.38	10.79	12.66	3.58	13.87	(2.36)	(8.98)	NM

Exhibit 7

Selected Financial Data

Market Data as of The Most Recent Quarter

Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
AABC	Access Anytime Bancorp, Inc.	8.1900	7.2000	8.64	7.34
ABBK	Abington Bancorp, Inc.	15.7500	14.1100	12.56	11.84
ABCW	Anchor BanCorp Wisconsin Inc.	18.2000	15.7500	10.45	10.45
AFBC	Advance Financial Bancorp	14.2000	12.9000	18.31	18.31
AHCI	Ambanc Holding Co., Inc.	21.5700	21.1000	18.04	16.55
ALLB	Greater Delaware Valley Savings Bank (MHC)	29.9900	26.2500	10.07	10.07
AMFC	AMB Financial Corp.	10.2500	9.0000	13.61	13.61
AMFH	American Financial Holdings, Inc.	26.7900	24.7000	19.16	19.16
ANA	Acadiana Bancshares, Inc.	25.0000	21.1800	22.65	22.65
ANE	Alliance Bancorp of New England, Inc.	12.2000	10.4500	9.33	9.31
ASBI	Ameriana Bancorp	13.8000	12.0000	13.63	13.14
ASBP	ASB Financial Corp.	10.9600	9.5100	9.78	9.78
ASFC	Astoria Financial Corporation	29.3000	24.6600	16.44	14.40
BBX	BankAtlantic Bancorp, Inc.	11.2300	7.8700	7.53	6.84
BCSB	BCSB Bankcorp, Inc. (MHC)	10.2500	9.0100	7.28	7.28
BFD	BostonFed Bancorp, Inc.	24.2000	22.5000	21.39	17.32
BFFC	Big Foot Financial Corporation	16.9500	15.0500	18.55	18.55
BFSB	Bedford Bancshares, Inc.	14.3500	12.7500	11.41	11.41
BHL	Berkshire Hills Bancorp, Inc.	21.5900	18.7000	21.68	20.03
BKMU	Bank Mutual Corporation (MHC)	16.7500	15.2800	13.61	10.97
BKUNA	BankUnited Financial Corporation	15.8600	13.9300	11.88	10.75
BRBI	Blue River Bancshares, Inc.	5.0500	3.9000	9.12	7.52
BRKL	Brookline Bancorp, Inc. (MHC)	17.3400	14.9900	10.66	10.66
BYFC	Broadway Financial Corporation	12.7000	9.2600	15.38	15.38
BYS	Bay State Bancorp, Inc.	38.2000	35.4900	34.62	34.62
CAFI	Camco Financial Corporation	13.0000	10.9500	11.87	11.45
CASH	First Midwest Financial, Inc.	14.0500	12.9000	17.52	16.14
CAVB	Cavalry Bancorp, Inc.	12.5000	10.6500	6.72	6.72
CBES	CBES Bancorp, Inc.	14.0100	12.0000	16.62	16.62
CBSA	Coastal Bancorp, Inc.	32.2400	26.6000	21.54	17.92
CEBK	Central Bancorp, Inc.	26.7500	23.5500	23.20	21.78
CF	Charter One Financial, Inc.	29.7800	26.3400	13.05	11.49
CFB	Commercial Federal Corporation	26.4000	22.1500	15.53	11.46
CFCP	Coastal Financial Corporation	9.6900	9.1100	5.34	5.34
CFFC	Community Financial Corporation	11.5000	10.6000	11.44	11.41
CFFN	Capitol Federal Financial (MHC)	22.3900	19.9700	13.24	13.24
CFSB	Citizens First Financial Corp.	18.0000	17.2500	19.97	19.97
CFSL	Chesterfield Financial Corp.	17.0500	15.5000	18.31	NA
CHFN	Charter Financial Corp. (MHC)	25.1000	16.9000	11.95	11.95
CIBI	Community Investors Bancorp, Inc.	10.1000	9.2700	10.42	10.42
CITZ	CFS Bancorp, Inc.	14.5200	13.4000	12.57	12.57
CKFB	CKF Bancorp, Inc.	17.1000	14.7800	19.57	17.79
CMSB	Commonwealth Bancorp, Inc.	22.5000	21.5500	14.46	12.05
CMSV	Community Savings Bankshares, Inc.	18.9900	18.6700	14.41	14.41
CNY	Carver Bancorp, Inc.	11.4000	8.6400	14.31	14.12
COOP	Cooperative Bankshares, Inc.	12.1000	10.5000	11.69	11.69
CRZY	Crazy Woman Creek Bancorp Incorporated	15.8000	12.5000	17.16	16.81
CTZN	Citizens First Bancorp, Inc.	16.9000	15.1600	16.23	16.23
DCOM	Dime Community Bancshares, Inc.	29.7100	24.2100	14.18	10.80
DFBS	DutchFork Bancshares, Inc.	21.0000	20.3500	25.80	25.80
DSL	Downey Financial Corp.	46.0100	33.5000	26.01	25.90
EBSI	Eagle Bancshares, Inc.	16.1500	13.3100	14.76	14.76
EFBC	Empire Federal Bancorp, Inc.	15.0500	14.0000	19.26	19.26

Exhibit 7

Selected Financial Data

Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
		Market Data as of The Most Recent Quarter			
EFC	EFC Bancorp, Inc.	14.5000	12.5000	14.73	14.73
EQSB	Equitable Bank	28.2000	24.0100	21.35	21.35
ESBF	ESB Financial Corporation	11.7500	9.6500	11.30	10.31
ESBK	Elmira Savings Bank, FSB	27.0000	23.0000	22.51	21.60
EVRT	EverTrust Financial Group, Inc.	17.1500	15.1300	17.71	17.71
FAB	FIRSTFED AMERICA BANCORP, INC.	19.0000	16.1100	20.82	20.63
FBBC	First Bell Bancorp, Inc.	15.3000	13.5000	14.16	14.16
FBC	Flagstar Bancorp, Inc.	24.9800	19.2500	15.20	15.20
FBCI	Fidelity Bancorp, Inc.	29.4000	26.9400	23.85	23.85
FBEI	First Bancorp of Indiana, Inc.	14.0000	12.4500	17.36	16.06
FBNW	FirstBank NW Corp.	17.9800	16.2500	20.36	20.36
FBSI	First Bancshares, Inc.	14.0000	11.9600	14.30	13.94
FBTC	First BancTrust Corporation	15.8000	13.8500	18.64	18.64
FCAP	First Capital, Inc.	14.5000	13.1000	13.14	13.09
FCB	Falmouth Bancorp, Inc.	21.2400	20.0000	18.58	18.58
FDEF	First Defiance Financial Corp.	16.7490	13.6000	16.20	14.27
FDTR	Federal Trust Corporation	3.8900	2.5800	3.35	3.35
FED	FirstFed Financial Corp.	27.0000	23.4100	18.83	18.09
FESX	First Essex Bancorp, Inc.	29.0500	25.9000	16.62	14.40
FFBH	First Federal Bancshares of Arkansas, Inc.	23.3800	20.0000	22.77	22.77
FFBI	First Federal Bancshares, Inc.	17.0000	16.0000	21.30	21.30
FFBK	FloridaFirst Bancorp, Inc.	17.7500	15.0000	17.10	17.10
FFBZ	First Federal Bancorp, Inc.	6.8100	5.6500	6.20	6.20
FFCH	First Financial Holdings, Inc.	26.0000	22.7000	11.99	NA
FFDB	FirstFed Bancorp, Inc.	7.2000	6.2000	7.97	7.53
FFDF	FFD Financial Corporation	12.5000	11.5500	12.91	12.91
FFED	Fidelity Federal Bancorp	3.2500	2.0000	1.95	1.78
FFFD	North Central Bancshares, Inc.	22.0500	19.9500	20.60	17.73
FFFL	Fidelity Bankshares, Inc.	17.6000	14.4000	11.25	NA
FFHH	FSF Financial Corp.	18.4400	16.8800	19.68	17.16
FFHS	First Franklin Corporation	10.4800	9.6700	13.84	13.84
FFIC	Flushing Financial Corporation	17.9500	15.5000	9.89	9.60
FFKY	First Federal Financial Corporation of Kentucky	19.4900	16.1000	14.80	12.40
FFLC	FFLC Bancorp, Inc.	22.2500	20.0000	17.98	17.98
FFSL	First Independence Corporation	14.8500	13.8100	15.48	15.48
FFSX	First Federal Bankshares, Inc.	12.3500	11.2000	16.75	12.32
FFWC	FFW Corporation	13.9600	13.0000	16.01	15.17
FGHC	First Georgia Holding, Inc.	4.0000	3.1000	2.59	2.53
FKAN	First Kansas Financial Corporation	14.5000	13.5000	16.95	16.88
FKFS	First Keystone Financial, Inc.	14.4500	13.4000	15.06	15.06
FKKY	Frankfort First Bancorp, Inc.	17.7000	16.1200	14.57	14.57
FLBC	Finger Lakes Bancorp, Inc.	10.9500	10.1500	10.99	10.99
FMCO	FMS Financial Corporation	9.2000	7.8700	7.61	7.61
FMSB	First Mutual Bancshares, Inc.	13.8900	12.5000	10.82	10.82
FNFG	First Niagara Financial Group, Inc. (MHC)	18.5500	15.6400	10.51	7.25
FNFI	First Niles Financial, Inc.	13.1000	12.2900	12.05	12.05
FPFC	First Place Financial Corp.	16.7500	15.1500	13.01	11.57
FSBI	Fidelity Bancorp, Inc.	17.5000	15.0500	17.69	16.77
FSFF	First SecurityFed Financial, Inc.	20.7500	18.8200	18.93	18.90
FSLA	First Sentinel Bancorp, Inc.	13.0500	11.9500	7.44	7.27
FTFC	First Federal Capital Corp.	16.1000	14.2700	9.52	8.29
GAF	GA Financial, Inc.	17.1000	15.2500	18.09	18.02
GAFC	Greater Atlantic Financial Corp.	6.5000	5.3100	7.14	6.71

Exhibit 7

Selected Financial Data

Market Data as of The Most Recent Quarter

Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
GBNK	Gaston Federal Bancorp, Inc. (MHC)	15.8600	14.5000	9.89	8.75
GCBC	Greene County Bancorp Inc. (MHC)	16.0000	13.6000	12.95	12.95
GCFC	Grand Central Financial Corp.	10.2500	9.8200	10.41	10.41
GDW	Golden West Financial Corporation	64.3000	48.6000	27.55	27.55
GFED	Guaranty Federal Bancshares, Inc.	15.1300	12.6500	13.08	13.08
GOV	Gouverneur Bancorp Inc. (MHC)	8.6000	7.6500	7.32	7.32
GPT	GreenPoint Financial Corporation	44.6000	33.1900	18.39	14.00
GSB	Golden State Bancorp Inc.	29.0900	24.4100	17.87	13.41
GSLA	GS Financial Corp.	15.3000	14.1900	21.29	21.29
GTPS	Great American Bancorp, Inc.	23.3700	17.7100	21.40	21.40
GUPB	GFSB Bancorp, Inc.	13.3000	12.3200	13.44	13.44
HARB	Harbor Florida Bancshares, Inc.	19.0000	15.9500	9.33	9.19
HARL	Harleysville Savings Financial Corporation	20.6000	17.2500	15.64	15.64
HCBB	HCB Bancshares, Inc.	14.2000	12.3800	17.14	17.05
HCBC	High Country Bancorp, Inc.	17.5000	16.0000	16.56	16.56
HCBK	Hudson City Bancorp, Inc. (MHC)	30.5500	23.4800	13.74	13.74
HCFC	Home City Financial Corporation	12.3000	10.6500	14.84	14.35
HFBA	HFB Financial Corporation	14.4000	13.0000	16.21	16.03
HFBC	HopFed Bancorp, Inc.	12.6000	10.7500	12.10	12.10
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.8500	10.8900	18.00	17.71
HFFC	HF Financial Corp.	12.2500	11.0500	14.66	13.13
HFWA	Heritage Financial Corporation	12.2200	10.9500	10.30	9.42
HIFS	Hingham Institution for Savings	25.4000	23.0000	16.38	16.38
HLFC	Home Loan Financial Corporation	10.9800	10.4200	11.77	11.77
HMLK	Hemlock Federal Financial Corp.	26.0000	22.0000	20.08	18.56
HMNF	HMN Financial, Inc.	15.8400	14.9000	16.16	15.14
HOMF	Home Federal Bancorp	19.7500	17.6000	17.10	16.79
HRBT	Hudson River Bancorp, Inc.	24.5800	20.4600	16.57	13.62
HRZB	Horizon Financial Corp.	12.9200	11.0000	11.54	11.47
HSTD	Homestead Bancorp, Inc.	9.5000	9.2100	13.13	13.13
HTHR	Hawthorne Financial Corporation	22.3000	18.8400	22.47	22.47
HWEN	Home Financial Bancorp	4.3000	3.8000	4.42	4.42
HZFS	Horizon Financial Services Corporation	9.4000	7.4000	11.83	11.83
ICBC	Independence Community Bank Corp.	26.3900	22.6500	15.08	11.76
IFSB	Independence Federal Savings Bank	10.5000	9.2000	17.91	17.06
IPSW	Ipswich Bancshares, Inc.	13.3500	12.7000	7.85	7.85
ITLA	ITLA Capital Corporation	23.0000	18.0000	22.70	22.68
JXSB	Jacksonville Savings Bank (MHC)	11.5000	9.8500	10.62	8.89
JXVL	Jacksonville Bancorp, Inc.	21.9900	18.7500	19.96	19.96
KFBI	Klamath First Bancorp, Inc.	13.4500	12.6800	17.24	10.27
KNK	Kankakee Bancorp, Inc.	35.7500	26.0000	33.61	29.86
KYF	Kentucky First Bancorp, Inc.	12.9500	12.4500	13.53	13.53
LARL	Laurel Capital Group, Inc.	20.0000	17.1000	13.70	13.70
LFCO	Life Financial Corporation	3.7600	1.3500	7.38	7.38
LFED	Leeds Federal Bankshares, Inc. (MHC)	31.7400	31.4500	11.31	11.31
LIBB	Liberty Bancorp, Inc. (MHC)	17.4000	11.2500	9.45	9.45
LNCB	Lincoln Bancorp	18.0000	15.0600	16.73	16.34
LOGN	Logansport Financial Corp.	17.0200	13.6000	16.82	16.82
LSBI	LSB Financial Corp.	16.9500	15.6100	17.26	17.26
LSBX	LSB Corporation	13.0500	11.4100	12.35	12.35
LXMO	Lexington B&L Financial Corp.	13.0000	12.1500	18.92	17.89
MAFB	MAF Bancorp, Inc.	30.5500	27.2800	18.97	14.37
MASB	MASSBANK Corp.	43.3000	34.8500	36.51	36.16

Exhibit 7

Selected Financial Data

Market Data as of The Most Recent Quarter

Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
MBBC	Monterey Bay Bancorp, Inc.	16.1700	13.3100	14.51	14.07
MDBK	Medford Bancorp, Inc.	23.3300	20.1500	14.43	14.23
METF	Metropolitan Financial Corp.	3.6900	2.7500	5.65	5.33
MFBC	MFB Corp.	21.3000	18.4000	26.13	26.13
MFLR	Mayflower Co-operative Bank	14.8000	12.8000	10.81	10.71
MFSF	MutualFirst Financial, Inc.	16.2000	14.5500	16.13	15.97
MSBF	MSB Financial, Inc.	11.7000	9.7500	12.64	12.64
MTXC	Matrix Bancorp, Inc.	11.0000	10.0000	10.30	10.30
MYST	Mystic Financial, Inc.	14.9200	13.3200	16.80	16.80
NASB	NASB Financial, Inc.	18.2500	14.7000	11.23	11.09
NBN	Northeast Bancorp	13.5000	11.6000	12.25	11.90
NBSI	North Bancshares, Inc.	13.3100	11.8000	11.66	11.66
NEIB	Northeast Indiana Bancorp, Inc.	13.9000	12.5000	16.95	16.95
NEP	Northeast Pennsylvania Financial Corp.	17.5000	15.5100	16.70	13.99
NHTB	New Hampshire Thrift Bancshares, Inc.	16.0000	14.7700	14.90	8.46
NMIL	NewMil Bancorp, Inc.	16.2500	14.3000	11.52	9.40
NTBK	NetBank, Inc.	13.4600	7.7000	8.80	NA
NWSB	Northwest Bancorp, Inc. (MHC)	11.9500	10.3300	6.16	4.67
NYCB	New York Community Bancorp, Inc.	27.7400	21.8300	10.05	3.17
OCFC	OceanFirst Financial Corp.	26.8000	23.5600	14.88	14.70
OCN	Ocwen Financial Corporation	6.7500	5.4375	7.34	7.17
ONFC	Oneida Financial Corp. (MHC)	23.0000	19.5000	13.98	12.51
OTFC	Oregon Trail Financial Corp.	18.4500	17.0000	18.23	18.20
PBCI	Pamrapo Bancorp, Inc.	26.2000	24.6200	18.15	18.15
PBCP	Provident Bancorp, Inc. (MHC)	29.6400	22.8100	12.79	12.79
PBCT	People's Bank (MHC)	22.3500	20.7500	15.20	13.32
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.7500	12.8500	8.65	7.72
PBKB	People's Bancshares, Inc.	22.3500	20.0200	11.87	11.49
PBNC	PFS Bancorp, Inc.	14.4000	12.3000	NA	NA
PCBI	Peoples Community Bancorp, Inc.	20.7000	16.7500	15.61	14.42
PEDE	Great Pee Dee Bancorp, Inc.	13.0000	11.3500	14.22	13.26
PFB	PFF Bancorp, Inc.	29.5000	25.3000	21.67	21.57
PFDC	Peoples Bancorp	16.8750	15.3000	16.56	15.64
PFED	Park Bancorp, Inc.	19.0000	17.2000	22.20	22.20
PFFC	Peoples Financial Corporation	12.2500	12.0000	8.43	8.43
PFNC	Progress Financial Corporation	8.5000	6.1100	9.11	NA
PFSB	PennFed Financial Services, Inc.	25.0000	19.8900	16.00	15.16
PFSL	Pocahontas Bancorp, Inc.	10.2500	7.8000	10.04	6.69
PHFC	Pittsburgh Financial Corp.	12.5000	11.0000	15.25	15.14
PHSB	PHSB Financial Corp.	12.7900	11.6295	15.11	15.11
PLSK	Pulaski Bancorp, Inc. (MHC)	32.3500	17.7600	12.99	12.99
PORT	Port Financial Corp.	28.3900	23.6600	22.41	22.41
PRBC	Prestige Bancorp, Inc.	9.4700	8.1400	11.40	11.40
PROV	Provident Financial Holdings, Inc.	27.1900	22.9300	26.98	26.97
PSFC	Peoples-Sidney Financial Corporation	11.0000	10.4000	11.44	11.44
PTRS	Potters Financial Corporation	22.0500	21.6600	13.28	13.28
PULB	Pulaski Financial Corp.	18.7500	15.5000	10.83	10.83
PVFC	PVF Capital Corp.	11.2000	10.0100	9.46	9.46
PVSA	Parkvale Financial Corporation	23.7500	21.2300	17.46	17.42
QCBC	Quaker City Bancorp, Inc.	31.4900	27.2600	22.27	22.16
RIVR	River Valley Bancorp	26.0000	19.5000	21.72	21.68
ROME	Rome Bancorp, Inc. (MHC)	17.7500	16.5000	12.33	12.33
RSLN	Roslyn Bancorp, Inc.	20.1000	16.5000	6.53	6.52

Exhibit 7

Selected Financial Data

Market Data as of The Most Recent Quarter

Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
RVSB	Riverview Bancorp, Inc.	12.3500	11.4000	11.93	11.74
SBMC	Connecticut Bancshares, Inc.	28.9400	23.3000	20.95	18.02
SCFS	Seacoast Financial Services Corporation	18.2500	15.7000	12.57	11.08
SFBI	Security Financial Bancorp, Inc.	20.4100	18.8500	19.37	19.37
SFFC	StateFed Financial Corporation	10.2500	9.3800	11.08	11.08
SFFS	Sound Federal Bancorp (MHC)	14.9900	12.7000	12.60	9.67
SIB	Staten Island Bancorp, Inc.	19.9700	14.3800	8.84	7.96
SKBO	Skibo Financial Corp. (MHC)	13.0500	10.3500	7.87	7.87
SMBC	Southern Missouri Bancorp, Inc.	16.7500	15.1600	19.12	16.18
SOBI	Sobieski Bancorp, Inc.	14.2500	12.9500	19.79	19.79
SOV	Sovereign Bancorp, Inc.	13.2800	10.6500	8.90	3.47
SRN	Southern Banc Company, Inc. (The)	11.4000	10.0000	17.70	17.65
SSFC	South Street Financial Corp.	7.2500	6.3500	7.60	7.60
STFR	St. Francis Capital Corporation	23.4900	21.4400	16.91	15.53
STSA	Sterling Financial Corporation	16.9500	13.7100	15.71	11.48
SUFI	Superior Financial Corp.	16.5000	13.7000	14.21	7.76
SZB	SouthFirst Bancshares, Inc.	11.3000	9.6500	16.16	15.52
THRD	TF Financial Corporation	21.9500	19.6500	23.51	21.44
THTL	Thistle Group Holdings, Co.	10.1500	9.0400	13.09	11.92
TRYF	Troy Financial Corporation	27.2800	21.4100	16.97	13.77
TSBK	Timberland Bancorp, Inc.	15.7900	14.1400	15.98	15.98
TSH	Teche Holding Co.	22.2500	18.6000	22.00	22.00
UCBC	Union Community Bancorp	14.4500	13.5000	16.07	16.07
UCFC	United Community Financial Corp.	7.7300	6.9000	7.34	6.61
UFBS	Union Financial Bancshares, Incorporated	11.2300	10.0000	12.67	9.40
UPFC	United PanAm Financial Corp.	5.1000	4.4500	4.86	4.86
USAB	USABancShares.com, Inc.	0.4900	0.2000	0.77	0.76
UTBI	United Tennessee Bankshares, Inc.	9.2500	8.4100	10.35	9.63
WAYN	Wayne Savings Bancshares, Inc. (MHC)	21.5000	16.0000	9.93	9.82
WBST	Webster Financial Corporation	33.3400	29.2300	20.48	13.97
WCFB	Webster City Federal Bancorp (MHC)	17.0000	15.9000	11.33	11.33
WEBK	West Essex Bancorp, Inc.(MHC)	18.9200	14.1000	10.35	9.65
WEFC	Wells Financial Corp.	21.2500	17.0000	19.49	19.49
WES	Westcorp	19.4500	15.8700	15.10	15.09
WFD	Westfield Financial Inc. (MHC)	13.8500	10.0000	12.00	12.00
WFI	Winton Financial Corporation	10.5000	8.9000	8.45	8.40
WFSL	Washington Federal, Inc.	28.4200	23.9300	15.26	14.64
WGBC	Willow Grove Bancorp, Inc. (MHC)	19.5900	17.0200	12.99	NA
WHGB	WHG Bancshares Corporation	14.0000	10.7500	13.15	13.11
WM	Washington Mutual, Inc.	35.3900	30.2400	16.45	13.72
WOFC	Western Ohio Financial Corporation	19.4500	18.1500	23.98	23.98
WRNB	Warren Bancorp, Inc.	10.2400	8.9200	5.75	5.75
WRO	Woronoco Bancorp Inc.	18.8500	16.2500	18.69	18.18
WSB	Washington Savings Bank, FSB	6.3900	4.9000	6.59	6.59
WSBI	Warwick Community Bancorp, Inc.	21.7500	19.5000	16.15	NA
WSFS	WSFS Financial Corporation	18.4000	16.7000	10.93	10.83
WVFC	WVS Financial Corp.	16.2000	15.7700	10.92	10.92
WYPT	Waypoint Financial Corp.	15.7400	13.7100	12.42	12.07
YFCB	Yonkers Financial Corporation	28.8800	26.5000	19.11	19.11
	Median	16.50	14.30	14.45	13.53

Exhibit 7

Selected Financial Data

		Market Data as of The Most Recent Quarter			
Ticker	Short Name	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data				
ASBP	ASB Financial Corp.	10.960	9.510	9.78	9.78
CBES	CBES Bancorp, Inc.	14.010	12.000	16.62	16.62
CIBI	Community Investors Bancorp, Inc.	10.100	9.270	10.42	10.42
FFDF	FFD Financial Corporation	12.500	11.550	12.91	12.91
GCFC	Grand Central Financial Corp.	10.250	9.820	10.41	10.41
PEDE	Great Pee Dee Bancorp, Inc.	13.000	11.350	14.22	13.26
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.850	10.890	18.00	17.71
HLFC	Home Loan Financial Corporation	10.980	10.420	11.77	11.77
HSTD	Homestead Bancorp, Inc.	9.500	9.210	13.13	13.13
LXMO	Lexington B&L Financial Corp.	13.000	12.150	18.92	17.89
LOGN	Logansport Financial Corp.	17.020	13.600	16.82	16.82
NBSI	North Bancshares, Inc.	13.310	11.800	11.66	11.66
PSFC	Peoples-Sidney Financial Corporation	11.000	10.400	11.44	11.44
SOBI	Sobieski Bancorp, Inc.	14.250	12.950	19.79	19.79
	Average	12.27	11.07	13.99	13.83
	Median	12.18	11.12	13.02	13.02
	Maximum	17.02	13.60	19.79	19.79
	Minimum	9.50	9.21	9.78	9.78
	New England Bancshares, Inc.	NA	NA	NA	NA
	Variance to the Comparable Median	NM	NM	NM	NM

Exhibit 7
Selected Financial Data

Ticker	Short Name	*Dividends* Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	*Current Pricing Data as of 2/05/02* Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	*Productivity* Full Time Equivalent Employees Most Recent Qtr
AABC	Access Anytime Bancorp, Inc.	0.00	0.00	17.39	6.47	14.71	17.39	88.54	104.22	60
ABBK	Abington Bancorp, Inc.	2.54	42.11	11.33	6.38	NM	16.58	125.40	133.02	NA
ABCW	Anchor BanCorp Wisconsin Inc.	1.86	22.50	12.86	12.32	11.99	12.68	169.86	169.86	NA
AFBC	Advance Financial Bancorp	3.43	28.17	11.86	6.73	6.14	9.86	76.46	76.46	67
AHCI	Ambanc Holding Co., Inc.	3.16	70.45	34.76	14.41	23.42	24.49	119.46	130.21	195
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.22	52.31	43.38	26.92	73.75	43.38	292.95	292.95	77
AMFC	AMB Financial Corp.	2.61	22.02	9.79	5.59	5.90	8.44	67.60	67.60	NA
AMFH	American Financial Holdings, Inc.	2.78	49.62	22.91	28.08	18.49	19.47	135.13	135.13	NA
ANA	Acadiana Bancshares, Inc.	2.41	30.00	12.58	9.34	11.32	12.45	109.93	109.93	NA
ANE	Alliance Bancorp of New England, Inc.	2.46	21.74	8.84	7.61	14.52	9.84	130.76	131.04	105
ASBI	Ameriana Bancorp	4.65	56.60	13.22	8.46	14.32	12.97	100.88	104.64	171
ASBP	ASB Financial Corp.	4.57	61.84	14.38	11.60	13.13	13.82	107.36	107.36	31
ASFC	Astoria Financial Corporation	2.38	25.96	11.98	11.42	11.69	12.14	173.48	198.06	NA
BBX	BankAtlantic Bancorp, Inc.	1.08	16.28	15.17	13.44	12.24	15.61	143.03	157.46	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	4.88	NM	NM	15.39	128.13	NM	140.80	140.80	128
BFD	BostonFed Bancorp, Inc.	2.51	28.29	12.65	7.23	11.06	11.66	111.73	137.99	NA
BFFC	Big Foot Financial Corporation	1.57	31.88	42.42	10.19	21.21	22.13	82.32	82.32	NA
BFSB	Bedford Bancshares, Inc.	3.18	37.29	11.72	12.67	10.80	11.72	121.21	121.21	51
BHL	Berkshire Hills Bancorp, Inc.	2.24	31.85	19.32	13.36	19.15	15.89	98.94	107.09	275
BKMU	Bank Mutual Corporation (MHC)	1.97	29.79	17.28	12.48	15.62	17.28	119.32	148.04	NA
BKUNA	BankUnited Financial Corporation	0.00	0.00	19.99	7.36	14.80	16.55	129.55	143.16	558
BRBI	Blue River Bancshares, Inc.	0.00	NM	NM	4.85	NM	NM	52.08	63.16	56
BRKL	Brookline Bancorp, Inc. (MHC)	4.02	64.79	25.29	38.78	19.91	22.44	149.44	149.44	NA
BYFC	Broadway Financial Corporation	1.58	32.26	16.27	6.34	12.20	20.47	82.51	82.51	58
BYS	Bay State Bancorp, Inc.	1.88	20.83	13.22	11.93	10.98	13.26	110.34	110.34	94
CAFI	Camco Financial Corporation	3.75	42.48	10.41	8.95	9.70	10.76	107.83	111.79	267
CASH	First Midwest Financial, Inc.	3.90	72.22	18.04	5.96	18.54	18.54	76.20	82.71	NA
CAVB	Cavalry Bancorp, Inc.	1.60	32.79	20.49	21.20	NA	NA	186.01	186.01	181
CBES	CBES Bancorp, Inc.	2.67	NM	NM	8.25	NM	NM	72.20	72.20	NA
CBSA	Coastal Bancorp, Inc.	1.60	14.51	9.49	6.76	10.74	9.49	139.65	167.86	NA
CEBK	Central Bancorp, Inc.	1.51	26.14	20.70	10.36	11.62	16.88	114.22	121.67	92
CF	Charter One Financial, Inc.	2.77	34.05	15.36	16.97	12.23	13.06	221.23	251.26	6,850
CFB	Commercial Federal Corporation	1.37	56.60	25.58	8.61	12.13	43.92	149.90	203.14	2,691
CFCP	Coastal Financial Corporation	2.13	21.95	10.80	13.17	10.22	10.68	176.03	176.03	265
CFFC	Community Financial Corporation	2.78	32.99	11.06	10.54	10.27	11.86	100.52	100.79	113
CFFN	Capitol Federal Financial (MHC)	3.22	60.78	21.95	19.18	19.99	21.95	169.11	169.11	705
CFSB	Citizens First Financial Corp.	1.59	20.37	16.15	8.12	15.17	13.44	88.13	88.13	91
CFSL	Chesterfield Financial Corp.	0.00	NA	NA	19.32	19.09	NA	91.75	NA	NA
CHFN	Charter Financial Corp. (MHC)	0.00	NA	NA	51.17	144.38	NA	193.31	193.31	130
CIBI	Community Investors Bancorp, Inc.	3.17	28.22	9.36	9.38	8.15	8.92	90.69	90.69	30
CITZ	CFS Bancorp, Inc.	2.66	46.75	20.85	11.51	28.23	17.60	107.80	107.80	NA
CKFB	CKF Bancorp, Inc.	4.21	44.97	11.15	8.00	9.23	10.07	84.93	93.42	22
CMSB	Commonwealth Bancorp, Inc.	2.50	43.75	15.05	13.01	14.01	17.52	155.05	186.06	NA
CMSV	Community Savings Bankshares, Inc.	2.34	67.69	28.98	16.98	29.44	28.98	130.74	130.74	NA
CNY	Carver Bancorp, Inc.	0.00	4.39	21.73	5.77	4.09	9.91	78.97	80.03	110
COOP	Cooperative Bankshares, Inc.	1.69	24.69	12.29	7.51	10.54	11.57	100.94	100.94	116
CRZY	Crazy Woman Creek Bancorp Incorporated	3.34	177.78	51.25	16.49	119.58	53.15	83.62	85.37	22
CTZN	Citizens First Bancorp, Inc.	1.89	NA	NA	17.45	12.80	18.57	104.12	104.12	223
DCOM	Dime Community Bancshares, Inc.	2.03	28.65	16.12	18.25	13.41	15.95	208.04	273.15	315
DFBS	DutchFork Bancshares, Inc.	0.00	0.00	22.58	11.10	9.05	7.84	81.40	81.40	44
DSL	Downey Financial Corp.	0.80	8.47	10.67	11.44	8.10	10.60	173.13	173.86	NA
EBSI	Eagle Bancshares, Inc.	NA	51.61	31.24	7.87	12.85	51.39	107.93	107.93	NA
EFBC	Empire Federal Bancorp, Inc.	3.27	55.49	17.13	14.26	16.73	17.13	72.95	72.95	51

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 2/05/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
EFC	EFC Bancorp, Inc.	3.64	53.53	15.23	9.84	12.97	15.23	95.11	95.11	129
EQSB	Equitable Bank	0.00	0.00	13.56	7.60	9.74	13.56	127.68	127.68	NA
ESBF	ESB Financial Corporation	3.70	35.94	10.59	6.31	10.00	10.59	95.58	104.75	179
ESBK	Elmira Savings Bank, FSB	2.86	26.78	10.61	7.85	8.17	9.75	111.73	116.44	92
EVRT	EverTrust Financial Group, Inc.	2.57	47.67	19.27	14.11	17.15	19.94	96.84	96.84	NA
FAB	FIRSTFED AMERICA BANCORP, INC.	3.03	22.64	8.89	6.77	6.80	8.73	88.86	89.68	334
FBBC	First Bell Bancorp, Inc.	3.29	34.53	10.90	8.10	8.11	9.61	103.11	103.11	51
FBC	Flagstar Bancorp, Inc.	1.44	7.23	5.16	5.57	3.72	5.16	128.29	128.29	3,047
FBCI	Fidelity Bancorp, Inc.	1.79	16.96	10.61	8.82	7.90	10.27	121.89	121.89	NA
FBEI	First Bancorp of Indiana, Inc.	2.14	33.33	23.71	13.45	15.90	19.99	80.59	87.11	71
FBNW	FirstBank NW Corp.	2.72	25.93	11.45	8.62	9.79	10.88	86.59	86.59	117
FBSI	First Bancshares, Inc.	1.33	16.33	12.24	9.26	11.11	12.24	83.92	86.08	NA
FBTC	First BancTrust Corporation	0.00	NA	NA	11.64	10.17	NA	78.59	78.59	80
FCAP	First Capital, Inc.	3.69	37.70	11.46	12.98	10.68	11.28	107.31	107.72	NA
FCB	Falmouth Bancorp, Inc.	2.31	28.13	13.56	12.93	10.38	12.97	111.68	111.68	35
FDEF	First Defiance Financial Corp.	3.24	23.90	7.79	9.71	5.35	7.82	99.01	112.40	464
FDTR	Federal Trust Corporation	0.00	0.00	15.95	6.10	11.96	15.95	100.00	100.00	60
FED	FirstFed Financial Corp.	0.00	0.00	9.02	9.40	8.80	9.02	136.48	142.07	506
FESX	First Essex Bancorp, Inc.	3.33	37.61	12.11	12.49	12.22	12.11	158.84	183.33	NA
FFBH	First Federal Bancshares of Arkansas, Inc.	1.90	27.39	14.09	10.53	11.11	14.71	101.45	101.45	214
FFBI	First Federal Bancshares, Inc.	1.91	26.26	17.82	15.00	18.21	16.92	78.64	78.64	49
FFBK	FloridaFirst Bancorp, Inc.	1.16	NA	NA	14.29	17.20	17.37	100.58	100.58	182
FFBZ	First Federal Bancorp, Inc.	2.64	22.78	8.41	9.30	8.11	8.62	109.84	109.84	72
FFCH	First Financial Holdings, Inc.	2.68	35.88	14.43	14.67	12.95	14.34	211.76	NA	NA
FFDB	FirstFed Bancorp, Inc.	4.31	73.08	12.50	8.16	16.25	13.27	81.56	86.32	NA
FFDF	FFD Financial Corporation	3.15	38.30	12.83	11.76	10.77	12.83	93.42	93.42	30
FFED	Fidelity Federal Bancorp	0.00	0.00	NM	8.40	63.00	50.40	129.23	141.57	78
FFFD	North Central Bancshares, Inc.	2.76	25.56	9.64	10.10	7.86	9.00	105.34	122.39	121
FFFL	Fidelity Bankshares, Inc.	2.32	NA	NA	12.76	17.99	NA	153.51	NA	NA
FFHH	FSF Financial Corp.	5.56	36.46	9.38	7.43	6.72	9.38	91.46	104.90	NA
FFHS	First Franklin Corporation	2.90	39.47	13.80	6.11	21.56	13.62	74.78	74.78	52
FFIC	Flushing Financial Corporation	1.94	26.21	14.10	14.96	13.31	14.10	166.84	171.88	NA
FFKY	First Federal Financial Corporation of Kentucky	3.69	45.00	12.66	12.06	9.19	10.95	131.69	157.18	216
FFLC	FFLC Bancorp, Inc.	2.69	30.06	12.02	9.01	10.40	12.02	115.68	115.68	200
FFSL	First Independence Corporation	3.50	20.45	9.47	8.87	3.44	6.50	92.38	92.38	37
FFSX	First Federal Bankshares, Inc.	2.64	47.06	31.84	7.92	11.20	17.79	72.24	98.21	NA
FFWC	FFW Corporation	4.15	35.10	8.89	7.91	10.55	9.19	84.38	89.06	60
FGHC	First Georgia Holding, Inc.	2.67	40.91	17.05	12.01	23.44	17.05	144.79	148.22	NA
FKAN	First Kansas Financial Corporation	1.43	26.67	16.81	9.42	24.91	21.80	82.30	82.64	41
FKFS	First Keystone Financial, Inc.	2.50	27.12	12.41	5.99	12.41	12.20	95.62	95.62	82
FKKY	Frankfort First Bancorp, Inc.	6.70	91.53	14.16	14.28	14.92	14.16	114.69	114.69	NA
FLBC	Finger Lakes Bancorp, Inc.	2.23	40.68	21.92	10.46	13.43	18.20	97.73	97.73	NA
FMCO	FMS Financial Corporation	1.37	16.22	11.82	6.12	10.94	11.82	114.98	114.98	437
FMSB	First Mutual Bancshares, Inc.	2.07	13.89	10.15	9.54	9.64	9.31	124.77	124.77	NA
FNFG	First Niagara Financial Group, Inc. (MHC)	2.21	42.35	20.82	16.27	19.68	21.31	172.31	249.79	919
FNFI	First Niles Financial, Inc.	3.74	66.18	21.78	20.65	16.91	18.90	106.64	106.64	14
FPFC	First Place Financial Corp.	3.03	42.37	13.52	14.56	12.13	13.98	126.83	142.61	414
FSBI	Fidelity Bancorp, Inc.	2.85	23.73	10.15	5.96	8.96	9.52	95.25	100.48	NA
FSFF	First SecurityFed Financial, Inc.	2.56	33.99	13.63	20.65	10.16	12.16	107.32	107.49	84
FSLA	First Sentinel Bancorp, Inc.	2.38	36.59	15.59	18.27	14.35	15.40	169.76	173.73	NA
FTFC	First Federal Capital Corp.	3.01	31.13	10.56	11.86	8.14	10.56	167.54	192.40	NA
GAF	GA Financial, Inc.	4.24	71.29	15.74	10.71	17.00	17.00	93.97	94.34	207
GAFC	Greater Atlantic Financial Corp.	0.00	0.00	NM	4.84	18.06	130.00	91.04	96.87	NA

Exhibit 7
Selected Financial Data

Ticker	Short Name	Dividends: Current Dividend Yield ($)	Dividends: LTM Dividend Payout Ratio (%)	Current Pricing Data as of 2/05/02: Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Productivity: Full Time Equivalent Employees Most Recent Qtr
GBNK	Gaston Federal Bancorp, Inc. (MHC)	2.18	71.43	30.56	13.78	73.35	34.93	148.33	167.66	108
GCBC	Greene County Bancorp Inc. (MHC)	3.67	67.27	28.26	16.07	22.44	27.75	117.84	117.84	76
GCFC	Grand Central Financial Corp.	3.53	78.38	23.72	13.62	14.17	27.57	97.98	97.98	33
GDW	Golden West Financial Corporation	0.47	5.13	12.41	16.27	10.64	12.09	222.50	222.50	NA
GFED	Guaranty Federal Bancshares, Inc.	3.55	59.04	18.31	15.10	14.10	16.99	107.80	107.80	131
GOV	Gouverneur Bancorp Inc. (MHC)	2.17	45.71	25.94	22.81	25.94	23.71	113.39	113.39	23
GPT	GreenPoint Financial Corporation	2.38	NM	9.63	20.81	NM	NM	228.93	300.71	NA
GSB	Golden State Bancorp Inc.	1.43	14.04	10.42	6.74	9.22	9.84	156.86	209.02	8,219
GSLA	GS Financial Corp.	2.40	34.62	18.99	13.24	13.39	14.42	70.46	70.46	NA
GTPS	Great American Bancorp, Inc.	2.17	35.20	16.24	10.46	14.10	16.24	94.86	94.86	NA
GUPB	GFSB Bancorp, Inc.	3.16	23.33	8.49	7.41	9.30	8.43	94.12	94.12	NA
HARB	Harbor Florida Bancshares, Inc.	2.43	38.10	17.79	24.01	15.42	17.62	198.29	201.31	497
HARL	Harleysville Savings Financial Corporation	2.65	27.53	11.33	7.63	11.14	11.01	125.32	125.32	68
HCBB	HCB Bancshares, Inc.	2.02	47.17	26.17	8.68	24.77	26.17	80.92	81.35	105
HCBC	High Country Bancorp, Inc.	2.94	34.25	11.64	9.30	10.12	11.64	102.66	102.66	77
HCBK	Hudson City Bancorp, Inc. (MHC)	1.96	34.81	22.63	26.51	18.63	22.63	222.34	222.34	NA
HCFC	Home City Financial Corporation	4.06	37.93	12.92	5.92	11.79	9.35	73.11	75.61	41
HFBA	HFB Financial Corporation	2.71	32.20	13.21	8.12	14.00	11.86	86.37	87.34	NA
HFBC	HopFed Bancorp, Inc.	4.09	110.00	14.73	14.48	NM	26.88	88.84	88.84	NA
HFFB	Harrodsburg First Financial Bancorp, Inc.	5.30	115.38	21.77	11.14	28.30	21.77	62.89	63.92	36
HFFC	HF Financial Corp.	3.71	34.55	10.68	5.81	8.71	9.63	80.83	90.25	NA
HFWA	Heritage Financial Corporation	3.65	50.65	16.08	15.70	16.75	18.55	117.09	128.03	NA
HIFS	Hingham Institution for Savings	2.40	30.89	10.33	13.25	9.77	10.16	152.63	152.63	75
HLFC	Home Loan Financial Corporation	4.37	47.22	12.34	14.61	11.44	12.20	93.29	93.29	33
HMLK	Hemlock Federal Financial Corp.	2.41	23.53	11.90	8.90	11.74	11.79	123.90	134.05	NA
HMNF	HMN Financial, Inc.	3.59	30.67	9.34	9.67	27.84	11.38	96.47	102.97	181
HOMF	Home Federal Bancorp	2.83	25.58	8.88	10.04	7.97	9.05	113.74	115.84	NA
HRBT	Hudson River Bancorp, Inc.	1.70	25.60	18.50	18.67	16.79	18.80	141.82	172.53	NA
HRZB	Horizon Financial Corp.	3.84	43.39	11.90	14.46	10.08	11.68	108.32	108.98	NA
HSTD	Homestead Bancorp, Inc.	2.57	47.06	18.33	7.31	23.38	18.33	71.21	71.21	26
HTHR	Hawthorne Financial Corporation	0.00	0.00	9.70	6.44	7.74	10.00	99.24	99.24	NA
HWEN	Home Financial Bancorp	3.16	29.41	12.67	7.59	13.57	11.18	85.97	85.97	27
HZFS	Horizon Financial Services Corporation	1.91	15.13	8.47	7.84	6.03	7.90	79.46	79.46	32
ICBC	Independence Community Bank Corp.	1.70	22.15	16.79	19.79	12.93	16.36	171.42	219.81	NA
IFSB	Independence Federal Savings Bank	3.26	428.57	131.43	4.55	NM	131.43	51.37	53.93	78
IPSW	Ipswich Bancshares, Inc.	3.64	36.50	9.50	7.92	9.17	9.64	168.15	168.15	NA
ITLA	ITLA Capital Corporation	0.00	0.00	7.97	8.73	8.49	7.97	92.73	92.81	131
JXSB	Jacksonville Savings Bank (MHC)	2.74	NM	9.95	9.08	NM	NM	103.11	123.17	104
JXVL	Jacksonville Bancorp, Inc.	2.33	22.03	9.51	10.03	8.02	9.47	107.72	107.72	NA
KFBI	Klamath First Bancorp, Inc.	4.00	64.36	26.55	6.08	25.02	12.88	75.46	126.68	470
KNK	Kankakee Bancorp, Inc.	1.38	19.51	15.63	8.76	12.27	13.31	103.72	116.74	NA
KYF	Kentucky First Bancorp, Inc.	4.98	68.97	14.77	15.10	12.85	14.77	94.97	94.97	19
LARL	Laurel Capital Group, Inc.	3.70	39.20	11.93	14.57	13.14	12.08	141.97	141.97	45
LFCO	Life Financial Corporation	0.00	NM	NA	1.72	NM	NM	47.43	47.43	77
LFED	Leeds Federal Bankshares, Inc. (MHC)	1.89	101.69	53.69	36.38	79.20	59.77	280.11	280.11	32
LIBB	Liberty Bancorp, Inc. (MHC)	0.69	44.44	64.44	16.83	33.46	49.71	184.13	184.13	66
LNCB	Lincoln Bancorp	2.37	44.05	20.06	17.63	19.15	20.06	100.72	103.12	NA
LOGN	Logansport Financial Corp.	2.95	37.80	12.80	12.18	12.70	12.80	96.61	96.61	NA
LSBI	LSB Financial Corp.	2.41	24.68	10.51	7.96	10.12	10.51	96.18	96.18	96
LSBX	LSB Corporation	3.61	54.05	16.71	12.19	13.86	16.49	98.79	98.79	NA
LXMO	Lexington B&L Financial Corp.	2.31	35.71	17.33	7.91	10.83	15.66	68.71	72.67	NA
MAFB	MAF Bancorp, Inc.	1.99	17.97	11.90	12.41	9.81	11.80	159.30	210.30	NA
MASB	MASSBANK Corp.	3.13	37.50	17.09	13.68	12.56	12.56	115.58	116.70	NA

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 2/05/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
MBBC	Monterey Bay Bancorp, Inc.	0.00	0.00	13.82	10.40	12.25	14.44	111.44	114.93	NA
MDBK	Medford Bancorp, Inc.	2.57	31.40	15.05	12.77	13.56	13.56	161.68	163.95	267
METF	Metropolitan Financial Corp.	0.00	NM	NM	1.44	10.00	NM	49.56	52.53	473
MFBC	MFB Corp.	2.10	18.69	9.26	6.49	7.58	9.35	76.54	76.54	127
MFLR	Mayflower Co-operative Bank	4.36	60.61	12.99	10.59	14.34	13.91	127.38	128.57	52
MFSF	MutualFirst Financial, Inc.	1.98	27.93	14.59	14.40	13.06	14.59	100.43	101.44	225
MSBF	MSB Financial, Inc.	3.48	28.36	8.58	15.72	7.01	8.58	90.98	90.98	NA
MTXC	Matrix Bancorp, Inc.	0.00	0.00	9.37	4.57	26.93	12.67	104.56	104.56	894
MYST	Mystic Financial, Inc.	2.26	50.00	15.37	7.90	13.60	21.42	84.17	84.17	70
NASB	NASB Financial, Inc.	3.53	25.00	10.69	14.88	6.54	8.95	151.38	153.29	309
NBN	Northeast Bancorp	1.86	18.66	10.27	8.09	8.62	9.68	109.80	113.03	145
NBSI	North Bancshares, Inc.	3.67	104.76	29.27	10.18	30.00	28.57	102.92	102.92	NA
NEIB	Northeast Indiana Bancorp, Inc.	3.56	36.00	10.78	8.77	9.36	10.78	79.53	79.53	NA
NEP	Northeast Pennsylvania Financial Corp.	2.59	35.29	17.35	10.28	15.18	16.67	101.80	121.52	176
NHTB	New Hampshire Thrift Bancshares, Inc.	4.05	54.24	13.74	6.16	10.68	13.39	106.05	186.77	NA
NMIL	NewMil Bancorp, Inc.	3.09	36.36	13.37	11.70	13.48	13.37	140.45	172.13	NA
NTBK	NetBank, Inc.	0.00	0.00	NM	13.31	33.03	60.05	150.11	NA	NA
NWSB	Northwest Bancorp, Inc. (MHC)	2.04	31.25	19.98	13.59	18.42	18.42	191.40	252.46	1,349
NYCB	New York Community Bancorp, Inc.	2.36	40.13	20.85	29.98	15.76	20.22	269.65	NM	1,438
OCFC	OceanFirst Financial Corp.	3.60	45.41	13.46	14.90	12.57	14.41	179.10	181.29	NA
OCN	Ocwen Financial Corporation	0.00	0.00	NM	11.71	NM	41.96	80.04	81.94	NA
ONFC	Oneida Financial Corp. (MHC)	3.49	58.70	24.72	20.78	19.42	23.64	155.58	173.86	122
OTFC	Oregon Trail Financial Corp.	2.20	35.71	16.65	14.64	11.34	13.44	99.56	99.73	NA
PBCI	Pamrapo Bancorp, Inc.	5.54	80.97	14.77	12.71	13.27	14.77	143.25	143.25	96
PBCP	Provident Bancorp, Inc. (MHC)	1.47	22.68	29.24	24.76	21.24	25.90	212.59	212.59	232
PBCT	People's Bank (MHC)	6.24	108.94	31.16	11.28	45.44	17.73	143.49	163.74	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.17	43.10	30.71	14.11	18.97	22.24	149.13	167.10	91
PBKB	People's Bancshares, Inc.	NA	0.00	10.38	7.94	NM	47.02	186.18	192.34	NA
PBNC	PFS Bancorp, Inc.	0.00	NA	NA	NA	NA	NA	NA	NA	33
PCBI	Peoples Community Bancorp, Inc.	0.00	0.00	NM	11.34	19.00	16.67	121.72	131.76	69
PEDE	Great Pee Dee Bancorp, Inc.	4.16	70.18	21.07	17.52	14.30	18.48	84.46	90.57	22
PFB	PFF Bancorp, Inc.	1.14	10.24	10.94	12.50	9.76	11.07	129.76	130.37	564
PFDC	Peoples Bancorp	3.63	43.18	12.63	12.10	10.34	11.91	99.94	105.82	135
PFED	Park Bancorp, Inc.	2.59	37.21	16.37	9.34	17.13	14.68	83.33	83.33	NA
PFFC	Peoples Financial Corporation	1.98	63.16	60.75	13.73	60.75	31.97	144.13	144.13	26
PFNC	Progress Financial Corporation	NA	120.00	NM	5.29	19.63	78.50	86.17	NA	NA
PFSB	PennFed Financial Services, Inc.	1.03	11.76	13.76	9.69	12.72	13.76	146.25	154.35	263
PFSL	Pocahontas Bancorp, Inc.	2.75	64.63	13.25	9.41	11.09	24.88	101.59	152.47	172
PHFC	Pittsburgh Financial Corp.	3.17	116.13	34.39	3.84	28.38	36.61	74.43	74.97	85
PHSB	PHSB Financial Corp.	2.53	NA	NA	14.03	NM	NA	83.72	83.72	82
PLSK	Pulaski Bancorp, Inc. (MHC)	1.24	68.52	48.94	26.11	38.45	59.81	248.65	248.65	50
PORT	Port Financial Corp.	1.43	14.04	20.25	14.25	9.70	16.34	124.68	124.68	NA
PRBC	Prestige Bancorp, Inc.	0.00	NM	NM	4.60	215.00	NM	75.44	75.44	53
PROV	Provident Financial Holdings, Inc.	0.00	0.00	9.83	9.33	9.52	9.83	98.78	98.81	NA
PSFC	Peoples-Sidney Financial Corporation	3.27	62.75	23.40	12.02	22.92	21.57	96.15	96.15	32
PTRS	Potters Financial Corporation	2.19	27.61	14.63	14.91	32.28	13.47	165.29	165.29	54
PULB	Pulaski Financial Corp.	1.60	26.17	19.74	18.59	11.43	14.42	173.13	173.13	109
PVFC	PVF Capital Corp.	2.67	21.81	8.94	8.57	8.15	8.66	117.23	117.23	156
PVSA	Parkvale Financial Corporation	3.26	29.75	9.69	8.88	9.36	9.13	126.52	126.81	NA
QCBC	Quaker City Bancorp, Inc.	0.00	0.00	9.10	11.64	8.13	9.10	140.10	140.79	NA
RIVR	River Valley Bancorp	2.47	20.36	11.02	10.50	9.19	10.97	111.65	111.85	64
ROME	Rome Bancorp, Inc. (MHC)	2.03	36.36	23.36	21.15	18.49	23.05	143.96	143.96	NA
RSLN	Roslyn Bancorp, Inc.	2.46	35.94	14.89	19.44	13.54	15.23	298.62	299.08	713

Exhibit 7
Selected Financial Data

		Dividends		Current Pricing Data as of 2/05/02						Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
RVSB	Riverview Bancorp, Inc.	3.57	47.73	16.90	12.85	10.28	12.46	103.44	105.11	146
SBMC	Connecticut Bancshares, Inc.	1.83	35.29	18.31	13.03	15.10	23.85	135.47	157.49	NA
SCFS	Seacoast Financial Services Corporation	2.19	25.95	14.37	13.26	11.70	13.93	145.19	164.71	693
SFBI	Security Financial Bancorp, Inc.	0.00	0.00	28.97	18.58	37.88	28.97	101.70	101.70	NA
SFFC	StateFed Financial Corporation	3.90	125.00	23.84	12.79	23.30	30.15	92.51	92.51	23
SFFS	Sound Federal Bancorp (MHC)	1.88	28.00	14.90	12.02	12.02	14.90	118.25	154.08	NA
SIB	Staten Island Bancorp, Inc.	1.94	27.83	16.15	19.36	12.55	16.15	210.07	233.29	NA
SKBO	Skibo Financial Corp. (MHC)	3.78	400.00	57.67	25.80	63.44	57.67	161.22	161.22	17
SMBC	Southern Missouri Bancorp, Inc.	2.99	39.06	13.09	8.25	9.31	11.80	87.60	103.52	86
SOBI	Sobieski Bancorp, Inc.	2.38	32.32	15.11	6.86	12.01	13.59	67.96	67.96	30
SOV	Sovereign Bancorp, Inc.	0.80	22.22	12.43	8.92	11.21	27.89	141.01	361.67	NA
SRN	Southern Banc Company, Inc. (The)	3.07	63.64	21.92	11.63	20.36	20.73	64.41	64.59	NA
SSFC	South Street Financial Corp.	5.76	129.03	22.42	10.13	19.31	22.42	91.45	91.45	42
STFR	St. Francis Capital Corporation	2.67	22.06	11.27	9.36	9.04	11.00	132.64	144.43	472
STSA	Sterling Financial Corporation	0.00	0.00	10.98	5.45	8.92	9.87	99.94	136.76	890
SUFI	Superior Financial Corp.	2.76	0.00	10.66	7.71	9.80	10.28	102.04	186.86	821
SZB	SouthFirst Bancshares, Inc.	5.63	NM	NM	6.22	NM	NM	65.90	68.62	62
THRD	TF Financial Corporation	2.80	26.98	11.89	8.18	8.77	9.95	91.03	99.81	161
THTL	Thistle Group Holdings, Co.	3.19	43.28	20.47	9.33	50.15	17.60	76.62	84.14	NA
TRYF	Troy Financial Corporation	1.77	33.90	23.16	23.94	19.93	22.97	159.69	196.80	NA
TSBK	Timberland Bancorp, Inc.	2.86	31.11	11.42	18.07	9.17	11.42	96.44	96.44	NA
TSH	Teche Holding Co.	2.30	24.27	10.64	10.28	8.75	10.53	98.64	98.64	NA
UCBC	Union Community Bancorp	4.17	64.52	15.48	21.24	14.40	15.48	89.61	89.61	NA
UCFC	United Community Financial Corp.	4.08	62.50	15.00	13.48	10.81	15.31	100.14	111.20	723
UFBS	Union Financial Bancshares, Incorporated	3.64	58.82	17.19	7.62	13.10	16.18	86.82	117.02	73
UPFC	United PanAm Financial Corp.	0.00	0.00	10.21	11.06	9.42	10.65	100.82	100.82	NA
USAB	USABancShares.com, Inc.	0.00	NM	NM	0.39	NM	NM	25.97	26.32	45
UTBI	United Tennessee Bankshares, Inc.	3.28	44.12	13.46	12.02	10.89	13.46	88.41	95.02	27
WAYN	Wayne Savings Bancshares, Inc. (MHC)	3.24	106.45	33.85	16.53	27.62	31.80	211.38	213.75	112
WBST	Webster Financial Corporation	2.09	25.00	12.44	13.51	11.01	12.16	159.13	233.29	2,331
WCFB	Webster City Federal Bancorp (MHC)	6.25	133.33	27.12	30.89	22.22	25.00	141.22	141.22	25
WEBK	West Essex Bancorp, Inc.(MHC)	2.75	77.78	30.52	25.11	31.53	30.03	182.80	196.06	NA
WEFC	Wells Financial Corp.	3.68	28.19	8.85	10.16	5.04	7.01	100.31	100.31	NA
WES	Westcorp	2.49	27.33	11.04	6.28	12.26	10.97	116.95	117.03	NA
WFD	Westfield Financial Inc. (MHC)	0.00	NA	NA	18.71	NM	NA	115.33	115.33	NA
WFI	Winton Financial Corporation	4.07	36.56	10.71	8.35	8.13	9.78	107.69	108.33	NA
WFSL	Washington Federal, Inc.	3.43	44.39	13.27	23.09	11.48	13.08	183.49	191.26	718
WGBC	Willow Grove Bancorp, Inc. (MHC)	2.71	85.71	34.29	14.74	18.46	34.29	147.81	NA	NA
WHGB	WHG Bancshares Corporation	2.72	109.09	40.15	10.37	110.42	40.15	100.76	101.07	33
WM	Washington Mutual, Inc.	2.92	24.98	13.25	11.83	8.47	9.15	199.70	239.43	39,465
WOFC	Western Ohio Financial Corporation	5.25	94.34	17.95	10.25	16.99	17.62	79.36	79.36	90
WRNB	Warren Bancorp, Inc.	4.54	47.87	11.02	16.15	11.52	10.79	176.35	176.35	NA
WRO	Woronoco Bancorp Inc.	2.33	27.85	16.39	10.55	11.49	16.54	100.86	103.69	181
WSB	Washington Savings Bank, FSB	1.67	12.50	9.98	9.69	7.49	7.49	90.90	90.90	NA
WSBI	Warwick Community Bancorp, Inc.	1.93	31.05	15.80	12.81	12.32	16.69	128.18	NA	NA
WSFS	WSFS Financial Corporation	0.92	9.09	8.44	8.27	12.72	9.83	158.28	159.74	737
WVFC	WVS Financial Corp.	3.95	36.16	9.15	10.86	10.13	9.15	148.35	148.35	NA
WYPT	Waypoint Financial Corp.	2.54	33.01	16.06	11.48	14.57	15.28	126.73	130.41	851
YFCB	Yonkers Financial Corporation	1.39	20.67	17.15	11.25	15.01	16.10	150.81	150.81	105
	Median	2.52	33.95	14.13	11.20	12.55	13.93	107.71	111.74	96

Exhibit 7
Selected Financial Data

		Dividends		*Current Pricing Data as of 2/05/02*						*Productivity*
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ LTM Core EPS (x)	Price/ Assets (%)	Price/ Earnings (x)	Price/ LTM EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Full Time Equivalent Employees Most Recent Qtr
	Comparable Thrift Data									
ASBP	ASB Financial Corp.	4.57	61.84	14.38	11.60	13.13	13.82	107.36	107.36	31
CBES	CBES Bancorp, Inc.	2.67	NM	NM	8.25	NM	NM	72.20	72.20	NA
CIBI	Community Investors Bancorp, Inc.	3.17	28.22	9.36	9.38	8.15	8.92	90.69	90.69	30
FFDF	FFD Financial Corporation	3.15	38.30	12.83	11.76	10.77	12.83	93.42	93.42	30
GCFC	Grand Central Financial Corp.	3.53	78.38	23.72	13.62	14.17	27.57	97.98	97.98	33
PEDE	Great Pee Dee Bancorp, Inc.	4.16	70.18	21.07	17.52	14.30	18.48	84.46	90.57	22
HFFB	Harrodsburg First Financial Bancorp, Inc.	5.30	115.38	21.77	11.14	28.30	21.77	62.89	63.92	36
HLFC	Home Loan Financial Corporation	4.37	47.22	12.34	14.61	11.44	12.20	93.29	93.29	33
HSTD	Homestead Bancorp, Inc.	2.57	47.06	18.33	7.31	23.38	18.33	71.21	71.21	26
LXMO	Lexington B&L Financial Corp.	2.31	35.71	17.33	7.91	10.83	15.66	68.71	72.67	NA
LOGN	Logansport Financial Corp.	2.95	37.80	12.80	12.18	12.70	12.80	96.61	96.61	NA
NBSI	North Bancshares, Inc.	3.67	104.76	29.27	10.18	30.00	28.57	102.92	102.92	NA
PSFC	Peoples-Sidney Financial Corporation	3.27	62.75	23.40	12.02	22.92	21.57	96.15	96.15	32
SOBI	Sobieski Bancorp, Inc.	2.38	32.32	15.11	6.86	12.01	13.59	67.96	67.96	30
	Average	3.43	58.46	17.82	11.02	16.32	17.39	86.13	86.93	30
	Median	3.22	47.22	17.33	11.37	13.13	15.66	91.99	91.99	31
	Maximum	5.30	115.38	29.27	17.52	30.00	28.57	107.36	107.36	36
	Minimum	2.31	28.22	9.36	6.86	8.15	8.92	62.89	63.92	22
	New England Bancshares, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	38
	Variance to the Comparable Median	NM	NM	NM	NM	NM	NM	NM	NM	8

Exhibit 7
Selected Financial Data

		Income							
Ticker	Short Name	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
AABC	Access Anytime Bancorp, Inc.	588	588	0.44	0.44	173	173	0.13	0.13
ABBK	Abington Bancorp, Inc.	3,077	4,495	1.39	0.95	-410	679	0.22	-0.13
ABCW	Anchor BanCorp Wisconsin Inc.	31,908	31,737	1.38	1.40	8,814	9,309	0.39	0.37
AFBC	Advance Financial Bancorp	1,258	1,046	1.18	1.42	504	303	0.34	0.57
AHCI	Ambanc Holding Co., Inc.	3,905	2,787	0.62	0.88	996	799	0.18	0.23
ALLB	Greater Delaware Valley Savings Bank (MHC)	2,341	2,341	0.68	0.68	338	338	0.10	0.10
AMFC	AMB Financial Corp.	901	781	0.94	1.09	319	300	0.37	0.39
AMFH	American Financial Holdings, Inc.	28,630	24,396	1.13	1.33	6,896	5,809	0.29	0.35
ANA	Acadiana Bancshares, Inc.	2,318	2,298	1.98	2.00	616	616	0.55	0.55
ANE	Alliance Bancorp of New England, Inc.	3,308	3,296	1.38	1.38	821	816	0.34	0.34
ASBI	Ameriana Bancorp	3,343	3,285	1.04	1.06	751	751	0.24	0.24
ASBP	ASB Financial Corp.	1,191	1,129	0.73	0.76	313	313	0.20	0.20
ASFC	Astoria Financial Corporation	222,860	225,154	2.38	2.35	54,807	54,807	0.61	0.61
BBX	BankAtlantic Bancorp, Inc.	33,817	34,653	0.71	0.69	12,158	12,155	0.22	0.22
BCSB	BCSB Bankcorp, Inc. (MHC)	105	105	0.02	0.02	151	151	0.03	0.03
BFD	BostonFed Bancorp, Inc.	9,656	8,890	1.89	2.05	2,509	2,172	0.47	0.54
BFFC	Big Foot Financial Corporation	1,058	569	0.36	0.69	260	260	0.18	0.18
BFSB	Bedford Bancshares, Inc.	2,497	2,497	1.18	1.18	677	677	0.32	0.32
BHL	Berkshire Hills Bancorp, Inc.	8,911	7,337	1.11	1.35	1,719	305	0.05	0.28
BKMU	Bank Mutual Corporation (MHC)	20,283	20,283	0.94	0.94	5,478	5,478	0.26	0.26
BKUNA	BankUnited Financial Corporation	19,096	17,079	0.77	0.87	6,053	5,397	0.20	0.23
BRBI	Blue River Bancshares, Inc.	-886	-873	-0.57	-0.58	-218	-202	-0.13	-0.14
BRKL	Brookline Bancorp, Inc. (MHC)	19,334	17,202	0.63	0.71	5,341	5,115	0.19	0.20
BYFC	Broadway Financial Corporation	577	688	0.78	0.62	240	240	0.26	0.26
BYS	Bay State Bancorp, Inc.	4,871	4,892	2.89	2.88	1,423	1,413	0.86	0.87
CAFI	Camco Financial Corporation	7,968	8,657	1.23	1.13	2,352	2,334	0.33	0.33
CASH	First Midwest Financial, Inc.	1,740	1,774	0.74	0.72	437	432	0.18	0.18
CAVB	Cavalry Bancorp, Inc.	3,874	3,874	0.61	0.61	1,020	1,020	0.16	0.16
CBES	CBES Bancorp, Inc.	-640	-640	-0.76	-0.76	-142	-142	-0.17	-0.17
CBSA	Coastal Bancorp, Inc.	21,802	21,796	3.17	3.17	4,933	4,823	0.68	0.70
CEBK	Central Bancorp, Inc.	2,561	2,152	1.28	1.53	564	485	0.29	0.34
CF	Charter One Financial, Inc.	500,714	426,486	1.88	2.21	135,079	104,961	0.46	0.59
CFB	Commercial Federal Corporation	24,891	46,482	0.91	0.53	23,982	6,769	0.14	0.48
CFCP	Coastal Financial Corporation	9,300	9,576	0.87	0.85	2,459	2,598	0.24	0.22
CFFC	Community Financial Corporation	2,269	2,432	1.04	0.97	642	642	0.28	0.28
CFFN	Capitol Federal Financial (MHC)	79,078	79,078	1.02	1.02	20,764	20,764	0.28	0.28
CFSB	Citizens First Financial Corp.	1,690	1,711	1.09	1.08	456	456	0.28	0.28
CFSL	Chesterfield Financial Corp.	3,193	3,193	NA	NA	874	874	0.22	0.22
CHFN	Charter Financial Corp. (MHC)	4,756	4,757	NA	NA	807	620	NA	NA
CIBI	Community Investors Bancorp, Inc.	1,139	1,139	1.01	1.01	271	271	0.24	0.24
CITZ	CFS Bancorp, Inc.	11,173	9,475	0.65	0.77	1,539	1,535	0.12	0.12
CKFB	CKF Bancorp, Inc.	963	963	1.49	1.49	287	287	0.44	0.44
CMSB	Commonwealth Bancorp, Inc.	13,729	16,004	1.49	1.28	4,134	4,134	0.40	0.40
CMSV	Community Savings Bankshares, Inc.	5,436	5,441	0.65	0.65	1,369	1,369	0.16	0.16
CNY	Carver Bancorp, Inc.	2,949	1,464	0.52	1.14	1,716	807	0.31	0.69
COOP	Cooperative Bankshares, Inc.	2,317	2,739	0.96	0.81	805	741	0.26	0.28
CRZY	Crazy Woman Creek Bancorp Incorporated	211	218	0.28	0.27	22	22	0.03	0.03
CTZN	Citizens First Bancorp, Inc.	4,126	8,715	NA	NA	2,347	2,347	0.27	0.27
DCOM	Dime Community Bancshares, Inc.	31,190	30,806	1.83	1.85	9,191	9,146	0.55	0.55
DFBS	DutchFork Bancshares, Inc.	3,422	1,302	0.93	2.44	541	498	0.54	0.59
DSL	Downey Financial Corp.	120,181	119,324	4.22	4.25	39,096	38,925	1.38	1.39
EBSI	Eagle Bancshares, Inc.	1,813	2,930	0.51	0.31	1,780	1,768	0.31	0.31
EFBC	Empire Federal Bancorp, Inc.	1,127	1,126	0.82	0.82	295	295	0.21	0.21

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
EFC	EFC Bancorp, Inc.	3,974	3,953	0.92	0.92	1,169	1,148	0.27	0.27
EQSB	Equitable Bank	2,806	2,806	2.01	2.01	984	984	0.70	0.70
ESBF	ESB Financial Corporation	6,952	6,953	1.02	1.02	1,864	1,854	0.27	0.27
ESBK	Elmira Savings Bank, FSB	2,100	2,100	2.37	2.37	527	527	0.59	0.59
EVRT	EverTrust Financial Group, Inc.	5,448	5,656	0.89	0.86	1,284	1,284	0.25	0.25
FAB	FIRSTFED AMERICA BANCORP, INC.	12,331	12,141	2.08	2.12	3,998	3,998	0.68	0.68
FBBC	First Bell Bancorp, Inc.	5,812	5,598	1.34	1.39	1,464	1,464	0.35	0.35
FBC	Flagstar Bancorp, Inc.	75,178	75,178	3.78	3.78	26,417	26,417	1.31	1.31
FBCI	Fidelity Bancorp, Inc.	5,954	5,757	2.74	2.83	1,945	1,898	0.90	0.92
FBEI	First Bancorp of Indiana, Inc.	1,205	1,059	0.59	0.66	297	297	0.18	0.18
FBNW	FirstBank NW Corp.	2,278	2,164	1.54	1.62	628	628	0.45	0.45
FBSI	First Bancshares, Inc.	1,825	1,826	0.98	0.98	493	477	0.26	0.27
FBTC	First BancTrust Corporation	1,318	1,318	NA	NA	510	510	0.36	0.36
FCAP	First Capital, Inc.	3,031	3,034	1.23	1.22	775	775	0.31	0.31
FCB	Falmouth Bancorp, Inc.	1,554	1,483	1.53	1.60	467	456	0.49	0.50
FDEF	First Defiance Financial Corp.	13,616	13,705	2.06	2.05	5,005	5,026	0.75	0.75
FDTR	Federal Trust Corporation	1,059	1,059	0.21	0.21	367	367	0.07	0.07
FED	FirstFed Financial Corp.	50,302	50,302	2.85	2.85	12,910	12,910	0.73	0.73
FESX	First Essex Bancorp, Inc.	16,850	16,850	2.18	2.18	4,208	4,208	0.54	0.54
FFBH	First Federal Bancshares of Arkansas, Inc.	5,026	5,255	1.64	1.57	1,617	1,617	0.52	0.52
FFBI	First Federal Bancshares, Inc.	2,041	1,931	0.94	0.99	467	449	0.22	0.23
FFBK	FloridaFirst Bancorp, Inc.	5,031	5,016	NA	NA	1,447	1,434	0.27	0.27
FFBZ	First Federal Bancorp, Inc.	2,638	2,715	0.81	0.79	684	684	0.21	0.21
FFCH	First Financial Holdings, Inc.	24,493	24,305	1.76	1.77	6,804	6,788	0.49	0.49
FFDB	FirstFed Bancorp, Inc.	1,310	1,310	0.52	0.52	301	301	0.13	0.13
FFDF	FFD Financial Corporation	1,185	1,185	0.94	0.94	346	346	0.28	0.28
FFED	Fidelity Federal Bancorp	217	-741	-0.16	0.05	80	-652	-0.11	0.01
FFFD	North Central Bancshares, Inc.	4,273	4,273	2.25	2.25	1,154	1,154	0.62	0.62
FFFL	Fidelity Bankshares, Inc.	7,880	7,880	NA	NA	3,708	3,708	0.24	0.24
FFHH	FSF Financial Corp.	4,407	4,407	1.92	1.92	1,530	1,530	0.67	0.67
FFHS	First Franklin Corporation	1,224	1,198	0.75	0.76	184	181	0.12	0.12
FFIC	Flushing Financial Corporation	14,929	14,868	1.17	1.17	3,960	3,960	0.31	0.31
FFKY	First Federal Financial Corporation of Kentucky	6,012	5,784	1.54	1.60	1,752	1,752	0.47	0.47
FFLC	FFLC Bancorp, Inc.	6,289	6,289	1.73	1.73	1,818	1,818	0.50	0.50
FFSL	First Independence Corporation	2,219	1,537	1.51	2.20	1,030	348	0.35	1.04
FFSX	First Federal Bankshares, Inc.	2,920	1,642	0.38	0.68	1,129	1,128	0.27	0.27
FFWC	FFW Corporation	2,184	2,190	1.52	1.51	526	523	0.37	0.37
FGHC	First Georgia Holding, Inc.	1,754	1,754	0.22	0.22	336	336	0.04	0.04
FKAN	First Kansas Financial Corporation	766	843	0.83	0.75	165	165	0.17	0.17
FKFS	First Keystone Financial, Inc.	2,471	2,437	1.16	1.18	585	592	0.29	0.29
FKKY	Frankfort First Bancorp, Inc.	1,495	1,495	1.18	1.18	354	354	0.28	0.28
FLBC	Finger Lakes Bancorp, Inc.	1,905	1,586	0.49	0.59	634	583	0.18	0.20
FMCO	FMS Financial Corporation	4,966	4,944	0.74	0.74	1,357	1,368	0.20	0.20
FMSB	First Mutual Bancshares, Inc.	6,878	6,352	1.33	1.44	1,769	1,497	0.31	0.37
FNFG	First Niagara Financial Group, Inc. (MHC)	21,220	21,729	0.87	0.85	5,796	6,233	0.25	0.23
FNFI	First Niles Financial, Inc.	991	858	0.59	0.68	280	231	0.16	0.19
FPFC	First Place Financial Corp.	17,038	17,617	1.22	1.18	4,780	4,770	0.34	0.34
FSBI	Fidelity Bancorp, Inc.	3,683	3,460	1.66	1.77	957	889	0.44	0.47
FSFF	First SecurityFed Financial, Inc.	6,453	6,248	1.49	1.53	1,629	1,628	0.41	0.41
FSLA	First Sentinel Bancorp, Inc.	25,311	24,929	0.81	0.82	6,600	6,625	0.22	0.22
FTFC	First Federal Capital Corp.	28,448	28,440	1.51	1.51	9,460	9,476	0.49	0.49
GAF	GA Financial, Inc.	5,207	5,532	1.08	1.01	872	1,363	0.27	0.17
GAFC	Greater Atlantic Financial Corp.	168	14	0.00	0.05	271	233	0.08	0.09

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income: Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
GBNK	Gaston Federal Bancorp, Inc. (MHC)	1,704	1,958	0.48	0.42	221	468	0.11	0.05
GCBC	Greene County Bancorp Inc. (MHC)	1,089	1,056	0.54	0.55	344	344	0.17	0.17
GCFC	Grand Central Financial Corp.	584	680	0.43	0.37	275	275	0.18	0.18
GDW	Golden West Financial Corporation	812,805	791,190	4.94	5.07	227,975	217,495	1.37	1.44
GFED	Guaranty Federal Bancshares, Inc.	3,338	3,105	0.77	0.83	969	864	0.22	0.25
GOV	Gouverneur Bancorp Inc. (MHC)	766	702	0.32	0.35	173	169	0.08	0.08
GPT	GreenPoint Financial Corporation	-294,729	398,070	4.37	-3.24	-562,188	114,396	1.27	-6.23
GSB	Golden State Bancorp Inc.	409,393	386,118	2.69	2.85	109,164	109,187	0.76	0.76
GSLA	GS Financial Corp.	1,617	1,222	0.79	1.04	400	400	0.28	0.28
GTPS	Great American Bancorp, Inc.	1,201	1,201	1.25	1.25	334	334	0.36	0.36
GUPB	GFSB Bancorp, Inc.	1,702	1,691	1.49	1.50	391	391	0.34	0.34
HARB	Harbor Florida Bancshares, Inc.	24,721	24,537	1.04	1.05	6,937	6,944	0.30	0.30
HARL	Harleysville Savings Financial Corporation	4,019	3,920	1.73	1.78	1,005	1,005	0.44	0.44
HCBB	HCB Bancshares, Inc.	982	981	0.53	0.53	253	252	0.14	0.14
HCBC	High Country Bancorp, Inc.	1,418	1,418	1.46	1.46	406	406	0.42	0.42
HCBK	Hudson City Bancorp, Inc. (MHC)	134,549	134,549	1.35	1.35	39,424	39,424	0.41	0.41
HCFC	Home City Financial Corporation	943	689	0.84	1.16	186	107	0.13	0.23
HFBA	HFB Financial Corporation	1,480	1,342	1.06	1.18	324	314	0.24	0.25
HFBC	HopFed Bancorp, Inc.	1,584	2,748	0.73	0.40	-394	770	0.22	-0.11
HFFB	Harrodsburg First Financial Bancorp, Inc.	685	685	0.52	0.52	133	133	0.10	0.10
HFFC	HF Financial Corp.	4,614	4,159	1.11	1.23	1,267	812	0.22	0.34
HFWA	Heritage Financial Corporation	6,287	6,142	0.75	0.77	2,079	2,070	0.26	0.26
HIFS	Hingham Institution for Savings	5,089	5,002	2.42	2.46	1,335	1,335	0.64	0.64
HLFC	Home Loan Financial Corporation	1,430	1,419	0.89	0.90	365	365	0.24	0.24
HMLK	Hemlock Federal Financial Corp.	2,051	1,944	2.09	2.21	489	427	0.45	0.52
HMNF	HMN Financial, Inc.	6,475	6,634	1.67	1.63	2,023	1,977	0.49	0.50
HOMF	Home Federal Bancorp	9,826	10,008	2.19	2.15	2,770	2,770	0.61	0.61
HRBT	Hudson River Bancorp, Inc.	17,661	17,914	1.27	1.25	4,945	4,945	0.35	0.35
HRZB	Horizon Financial Corp.	9,500	9,253	1.05	1.07	2,686	2,686	0.31	0.31
HSTD	Homestead Bancorp, Inc.	555	555	0.51	0.51	107	107	0.10	0.10
HTHR	Hawthorne Financial Corporation	16,833	17,374	2.30	2.23	5,474	5,677	0.75	0.72
HWEN	Home Financial Bancorp	461	391	0.30	0.34	87	87	0.07	0.07
HZFS	Horizon Financial Services Corporation	904	839	1.11	1.19	299	274	0.36	0.39
ICBC	Independence Community Bank Corp.	86,065	84,021	1.54	1.58	27,368	26,045	0.48	0.50
IFSB	Independence Federal Savings Bank	96	96	0.07	0.07	-24	-24	-0.02	-0.02
IPSW	Ipswich Bancshares, Inc.	2,808	2,858	1.39	1.37	727	826	0.41	0.36
ITLA	ITLA Capital Corporation	18,150	18,150	2.64	2.64	4,039	4,039	0.62	0.62
JXSB	Jacksonville Savings Bank (MHC)	-10	2,069	1.10	0.03	-252	779	0.40	-0.13
JXVL	Jacksonville Bancorp, Inc.	4,205	4,178	2.26	2.27	1,229	1,229	0.67	0.67
KFBI	Klamath First Bancorp, Inc.	6,708	3,220	0.49	1.01	821	821	0.13	0.13
KNK	Kankakee Bancorp, Inc.	3,092	2,805	2.23	2.46	1,020	733	0.59	0.82
KYF	Kentucky First Bancorp, Inc.	792	792	0.87	0.87	225	225	0.25	0.25
LARL	Laurel Capital Group, Inc.	3,600	3,338	1.63	1.76	804	804	0.39	0.39
LFCO	Life Financial Corporation	-12,914	-10,874	NA	-9.67	-2,735	-2,948	-2.21	-2.05
LFED	Leeds Federal Bankshares, Inc. (MHC)	2,671	2,671	0.59	0.59	584	584	0.13	0.13
LIBB	Liberty Bancorp, Inc. (MHC)	896	896	0.27	0.27	269	269	0.08	0.08
LNCB	Lincoln Bancorp	4,088	4,083	0.84	0.84	1,050	1,045	0.22	0.22
LOGN	Logansport Financial Corp.	1,398	1,398	1.27	1.27	347	347	0.32	0.32
LSBI	LSB Financial Corp.	2,148	2,147	1.58	1.58	562	562	0.41	0.41
LSBX	LSB Corporation	3,357	3,332	0.73	0.74	1,022	994	0.21	0.22
LXMO	Lexington B&L Financial Corp.	609	547	0.75	0.84	151	146	0.20	0.21
MAFB	MAF Bancorp, Inc.	59,475	58,905	2.54	2.56	17,870	17,834	0.77	0.77
MASB	MASSBANK Corp.	10,759	7,923	2.47	3.36	2,694	1,946	0.61	0.84

Exhibit 7
Selected Financial Data

		Income							
Ticker	Short Name	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
MBBC	Monterey Bay Bancorp, Inc.	3,751	3,918	1.17	1.12	1,143	1,143	0.33	0.33
MDBK	Medford Bancorp, Inc.	13,778	12,397	1.55	1.72	3,385	3,303	0.42	0.43
METF	Metropolitan Financial Corp.	-1,919	-3,077	-0.38	-0.23	538	483	0.06	0.07
MFBC	MFB Corp.	2,944	2,978	2.16	2.14	899	899	0.66	0.66
MFLR	Mayflower Co-operative Bank	1,385	1,489	1.06	0.99	337	321	0.23	0.24
MFSF	MutualFirst Financial, Inc.	7,717	7,731	1.11	1.11	2,117	2,131	0.31	0.31
MSBF	MSB Financial, Inc.	1,654	1,654	1.34	1.34	508	508	0.41	0.41
MTXC	Matrix Bancorp, Inc.	5,512	7,443	1.15	0.85	628	1,548	0.25	0.10
MYST	Mystic Financial, Inc.	1,105	1,589	0.92	0.64	416	416	0.25	0.25
NASB	NASB Financial, Inc.	16,351	13,640	1.59	1.90	5,603	2,892	0.34	0.65
NBN	Northeast Bancorp	3,543	3,453	1.31	1.34	942	935	0.36	0.36
NBSI	North Bancshares, Inc.	485	478	0.41	0.42	114	114	0.10	0.10
NEIB	Northeast Indiana Bancorp, Inc.	1,969	1,969	1.25	1.25	530	530	0.36	0.36
NEP	Northeast Pennsylvania Financial Corp.	4,807	4,611	0.98	1.02	1,237	1,188	0.26	0.27
NHTB	New Hampshire Thrift Bancshares, Inc.	2,318	2,272	1.15	1.18	714	696	0.36	0.37
NMIL	NewMil Bancorp, Inc.	5,626	5,626	1.21	1.21	1,377	1,377	0.30	0.30
NTBK	NetBank, Inc.	6,601	-3,382	-0.11	0.22	2,876	-2,330	-0.08	0.10
NWSB	Northwest Bancorp, Inc. (MHC)	30,720	28,223	0.59	0.64	7,761	7,761	0.16	0.16
NYCB	New York Community Bancorp, Inc.	104,467	101,683	1.30	1.34	42,521	40,813	0.41	0.43
OCFC	OceanFirst Financial Corp.	18,159	19,486	1.98	1.85	4,963	6,290	0.67	0.53
OCN	Ocwen Financial Corporation	7,551	-15,628	-0.24	0.14	-1,399	-2,313	-0.03	-0.02
ONFC	Oneida Financial Corp. (MHC)	2,993	2,864	0.88	0.92	913	814	0.25	0.28
OTFC	Oregon Trail Financial Corp.	3,372	3,813	1.09	0.98	1,333	1,605	0.47	0.39
PBCI	Pamrapo Bancorp, Inc.	4,560	4,560	1.76	1.76	1,271	1,271	0.49	0.49
PBCP	Provident Bancorp, Inc. (MHC)	7,482	7,137	0.93	0.97	1,938	1,938	0.26	0.26
PBCT	People's Bank (MHC)	75,800	43,280	0.70	1.23	7,200	12,075	0.20	0.12
PBHC	Pathfinder Bancorp, Inc. (MHC)	1,497	1,074	0.42	0.58	443	442	0.17	0.17
PBKB	People's Bancshares, Inc.	1,554	7,027	2.13	0.47	-1,640	2,152	0.66	-0.50
PBNC	PFS Bancorp, Inc.	765	939	NA	NA	225	225	NA	NA
PCBI	Peoples Community Bancorp, Inc.	2,324	-533	-0.25	1.08	636	711	0.32	0.29
PEDE	Great Pee Dee Bancorp, Inc.	927	927	0.57	0.57	270	270	0.16	0.16
PFB	PFF Bancorp, Inc.	33,642	33,999	2.57	2.54	9,553	9,370	0.71	0.72
PFDC	Peoples Bancorp	4,688	4,670	1.31	1.32	1,125	1,107	0.31	0.32
PFED	Park Bancorp, Inc.	1,730	1,519	1.13	1.29	452	402	0.34	0.38
PFFC	Peoples Financial Corporation	469	244	0.20	0.38	56	-3	0.00	0.05
PFNC	Progress Financial Corporation	544	-1,325	-0.23	0.10	555	188	0.03	0.10
PFSB	PennFed Financial Services, Inc.	13,428	13,428	1.70	1.70	3,571	3,571	0.46	0.46
PFSL	Pocahontas Bancorp, Inc.	1,774	3,355	0.77	0.41	1,018	951	0.21	0.23
PHFC	Pittsburgh Financial Corp.	458	463	0.33	0.31	146	141	0.10	0.10
PHSB	PHSB Financial Corp.	2,221	2,183	NA	NA	588	588	NA	NA
PLSK	Pulaski Bancorp, Inc. (MHC)	1,028	1,257	0.66	0.54	386	356	0.19	0.21
PORT	Port Financial Corp.	10,366	8,341	1.38	1.71	3,822	2,384	0.45	0.72
PRBC	Prestige Bancorp, Inc.	-2,057	-2,383	-2.44	-2.10	7	10	0.01	0.01
PROV	Provident Financial Holdings, Inc.	9,802	9,779	2.71	2.71	2,486	2,486	0.70	0.70
PSFC	Peoples-Sidney Financial Corporation	717	653	0.47	0.51	138	138	0.10	0.10
PTRS	Potters Financial Corporation	1,647	1,513	1.50	1.63	177	267	0.26	0.17
PULB	Pulaski Financial Corp.	3,146	2,795	0.95	1.07	814	811	0.28	0.28
PVFC	PVF Capital Corp.	6,679	6,679	1.24	1.24	1,671	1,671	0.31	0.31
PVSA	Parkvale Financial Corporation	13,943	13,152	2.28	2.42	3,384	2,867	0.50	0.59
QCBC	Quaker City Bancorp, Inc.	18,156	18,156	3.43	3.43	5,100	5,100	0.96	0.96
RIVR	River Valley Bancorp	1,815	1,811	2.20	2.21	530	525	0.65	0.66
ROME	Rome Bancorp, Inc. (MHC)	2,307	2,276	0.76	0.77	699	668	0.23	0.24
RSLN	Roslyn Bancorp, Inc.	111,243	113,700	1.31	1.28	30,437	31,035	0.37	0.36

Exhibit 7
Selected Financial Data

Ticker	Short Name	Income Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
RVSB	Riverview Bancorp, Inc.	4,153	3,439	0.73	0.88	1,696	1,132	0.24	0.36
SBMC	Connecticut Bancshares, Inc.	12,764	16,590	1.55	1.19	4,991	4,799	0.45	0.47
SCFS	Seacoast Financial Services Corporation	30,967	29,906	1.27	1.31	9,201	8,205	0.35	0.39
SFBI	Security Financial Bancorp, Inc.	1,239	1,239	0.68	0.68	238	238	0.13	0.13
SFFC	StateFed Financial Corporation	482	619	0.43	0.34	143	143	0.11	0.11
SFFS	Sound Federal Bancorp (MHC)	4,735	4,735	1.00	1.00	1,465	1,465	0.31	0.31
SIB	Staten Island Bancorp, Inc.	70,079	70,149	1.15	1.15	22,246	22,357	0.37	0.37
SKBO	Skibo Financial Corp. (MHC)	715	715	0.22	0.22	153	153	0.05	0.05
SMBC	Southern Missouri Bancorp, Inc.	1,594	1,585	1.28	1.28	496	495	0.40	0.40
SOBI	Sobieski Bancorp, Inc.	636	568	0.89	0.99	177	111	0.18	0.28
SOV	Sovereign Bancorp, Inc.	116,800	258,565	1.01	0.45	73,500	74,800	0.28	0.28
SRN	Southern Banc Company, Inc. (The)	479	457	0.52	0.55	120	120	0.14	0.14
SSFC	South Street Financial Corp.	912	912	0.31	0.31	265	265	0.09	0.09
STFR	St. Francis Capital Corporation	19,693	19,189	1.99	2.04	5,994	5,957	0.62	0.62
STSA	Sterling Financial Corporation	16,188	14,516	1.43	1.59	4,733	3,369	0.31	0.44
SUFI	Superior Financial Corp.	12,891	12,455	1.36	1.41	3,419	3,307	0.36	0.37
SZB	SouthFirst Bancshares, Inc.	-422	-52	-0.06	-0.46	-851	-481	-0.53	-0.94
THRD	TF Financial Corporation	5,733	4,798	1.80	2.15	1,636	994	0.37	0.61
THTL	Thistle Group Holdings, Co.	4,364	3,195	0.49	0.67	1,268	752	0.12	0.20
TRYF	Troy Financial Corporation	10,939	10,777	1.17	1.18	3,099	3,091	0.34	0.34
TSBK	Timberland Bancorp, Inc.	5,627	5,626	1.35	1.35	1,706	1,704	0.42	0.42
TSH	Teche Holding Co.	4,952	4,913	2.04	2.06	1,463	1,463	0.62	0.62
UCBC	Union Community Bancorp	1,851	1,851	0.93	0.93	466	466	0.25	0.25
UCFC	United Community Financial Corp.	15,679	15,965	0.49	0.48	5,574	5,592	0.17	0.17
UFBS	Union Financial Bancshares, Incorporated	1,343	1,269	0.64	0.68	304	232	0.11	0.15
UPFC	United PanAm Financial Corp.	7,763	8,088	0.48	0.46	2,219	2,219	0.13	0.13
USAB	USABancShares.com, Inc.	-11,045	-8,160	-1.48	-2.03	-1,590	-603	-0.11	-0.29
UTBI	United Tennessee Bankshares, Inc.	918	922	0.68	0.68	281	281	0.21	0.21
WAYN	Wayne Savings Bancshares, Inc. (MHC)	1,599	1,594	0.62	0.62	417	417	0.16	0.16
WBST	Webster Financial Corporation	133,188	130,310	2.62	2.68	36,670	34,558	0.70	0.74
WCFB	Webster City Federal Bancorp (MHC)	1,125	1,114	0.59	0.60	297	300	0.16	0.16
WEBK	West Essex Bancorp, Inc.(MHC)	3,073	3,044	0.62	0.63	752	752	0.15	0.15
WEFC	Wells Financial Corp.	2,733	2,654	2.21	2.27	959	959	0.81	0.81
WES	Westcorp	55,690	55,322	1.60	1.61	12,863	12,268	0.34	0.36
WFD	Westfield Financial Inc. (MHC)	5,017	4,478	NA	NA	1,181	1,046	NA	NA
WFI	Winton Financial Corporation	4,223	3,911	0.85	0.93	1,268	1,106	0.24	0.28
WFSL	Washington Federal, Inc.	124,446	122,951	2.11	2.14	35,385	34,888	0.60	0.61
WGBC	Willow Grove Bancorp, Inc. (MHC)	2,797	2,818	0.56	0.56	1,252	1,190	0.25	0.26
WHGB	WHG Bancshares Corporation	406	405	0.33	0.33	38	38	0.03	0.03
WM	Washington Mutual, Inc.	3,114,000	2,150,900	2.48	3.59	842,000	247,700	0.29	0.97
WOFC	Western Ohio Financial Corporation	1,861	1,855	1.06	1.06	435	435	0.25	0.25
WRNB	Warren Bancorp, Inc.	7,104	6,948	0.92	0.94	1,639	1,639	0.22	0.22
WRO	Woronoco Bancorp Inc.	4,248	4,257	1.15	1.14	1,457	1,580	0.44	0.41
WSB	Washington Savings Bank, FSB	3,742	2,769	0.60	0.80	951	787	0.17	0.20
WSBI	Warwick Community Bancorp, Inc.	5,938	6,270	1.31	1.24	1,956	1,956	0.42	0.42
WSFS	WSFS Financial Corporation	17,083	19,909	2.05	1.76	3,154	5,053	0.55	0.34
WVFC	WVS Financial Corp.	4,911	4,911	1.77	1.77	1,109	1,109	0.40	0.40
WYPT	Waypoint Financial Corp.	39,138	37,071	0.98	1.03	10,099	9,701	0.26	0.27
YFCB	Yonkers Financial Corporation	3,814	3,577	1.68	1.79	1,044	982	0.45	0.48
	Median	3,372	3,285	1.06	1.07	969	874	0.28	0.28

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ
	Comparable Thrift Data								
ASBP	ASB Financial Corp.	1,191	1,129	0.73	0.76	313	313	0.20	0.20
CBES	CBES Bancorp, Inc.	(640)	(640)	(0.76)	(0.76)	(142)	(142)	(0.17)	(0.17)
CIBI	Community Investors Bancorp, Inc.	1,139	1,139	1.01	1.01	271	271	0.24	0.24
FFDF	FFD Financial Corporation	1,185	1,185	0.94	0.94	346	346	0.28	0.28
GCFC	Grand Central Financial Corp.	584	680	0.43	0.37	275	275	0.18	0.18
PEDE	Great Pee Dee Bancorp, Inc.	927	927	0.57	0.57	270	270	0.16	0.16
HFFB	Harrodsburg First Financial Bancorp, Inc.	685	685	0.52	0.52	133	133	0.10	0.10
HLFC	Home Loan Financial Corporation	1,430	1,419	0.89	0.90	365	365	0.24	0.24
HSTD	Homestead Bancorp, Inc.	555	555	0.51	0.51	107	107	0.10	0.10
LXMO	Lexington B&L Financial Corp.	609	547	0.75	0.84	151	146	0.20	0.21
LOGN	Logansport Financial Corp.	1,398	1,398	1.27	1.27	347	347	0.32	0.32
NBSI	North Bancshares, Inc.	485	478	0.41	0.42	114	114	0.10	0.10
PSFC	Peoples-Sidney Financial Corporation	717	653	0.47	0.51	138	138	0.10	0.10
SOBI	Sobieski Bancorp, Inc.	636	568	0.89	0.99	177	111	0.18	0.28
	Average	779	766	0.62	0.63	205	200	0.16	0.17
	Median	701	683	0.65	0.67	224	208	0.18	0.19
	Maximum	1,430	1,419	1.27	1.27	365	365	0.32	0.32
	Minimum	(640)	(640)	(0.76)	(0.76)	(142)	(142)	(0.17)	(0.17)
	New England Bancshares, Inc.	544	505	NA	NA	219	NA	NA	NA
	Variance to the Comparable Median	(157)	(178)	NM	NM	(5)	NM	NM	NM

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
BRBI	Blue River Bancshares, Inc.	4.7500	7.36	NM	NM	NM	NM	52.08	63.16	4.85	0.00	NM
CAFI	Camco Financial Corporation	12.8000	102.10	9.70	10.76	10.41	9.70	107.83	111.79	8.95	3.75	42.48
CBSA	Coastal Bancorp, Inc.	30.0800	175.52	10.74	9.49	9.49	11.06	139.65	167.86	6.76	1.60	14.51
DSL	Downey Financial Corp.	45.0300	1,270.43	8.10	10.60	10.67	8.16	173.13	173.86	11.44	0.80	8.47
FDTR	Federal Trust Corporation	3.3500	18.12	11.96	15.95	15.95	11.96	100.00	100.00	6.10	0.00	0.00
FBC	Flagstar Bancorp, Inc.	19.5000	373.23	3.72	5.16	5.16	3.72	128.29	128.29	5.57	1.44	7.23
GSB	Golden State Bancorp Inc.	28.0300	3,805.24	9.22	9.84	10.42	9.22	156.86	209.02	6.74	1.43	14.04
GDW	Golden West Financial Corporation	61.3000	9,534.10	10.64	12.09	12.41	11.19	222.50	222.50	16.27	0.47	5.13
GAFC	Greater Atlantic Financial Corp.	6.5000	19.55	18.06	130.00	NM	20.31	91.04	96.87	4.84	0.00	0.00
HTHR	Hawthorne Financial Corporation	22.3000	119.52	7.74	10.00	9.70	7.43	99.24	99.24	6.44	0.00	0.00
ITLA	ITLA Capital Corporation	21.0500	124.21	8.49	7.97	7.97	8.49	92.73	92.81	8.73	0.00	0.00
LFCO	Life Financial Corporation	3.5000	4.67	NM	NM	NA	NM	47.43	47.43	1.72	0.00	NM
MTXC	Matrix Bancorp, Inc.	10.7700	69.84	26.93	12.67	9.37	10.77	104.56	104.56	4.57	0.00	0.00
METF	Metropolitan Financial Corp.	2.8000	22.75	10.00	NM	NM	11.67	49.56	52.53	1.44	0.00	NM
NASB	NASB Financial, Inc.	17.0000	144.67	6.54	8.95	10.69	12.50	151.38	153.29	14.88	3.53	25.00
NTBK	NetBank, Inc.	13.2100	383.29	33.03	60.05	NM	NM	150.11	NA	13.31	0.00	0.00
OCN	Ocwen Financial Corporation	5.8750	394.52	NM	41.96	NM	NM	80.04	81.94	11.71	0.00	0.00
STSA	Sterling Financial Corporation	15.7000	165.55	8.92	9.87	10.98	12.66	99.94	136.76	5.45	0.00	0.00
SUFI	Superior Financial Corp.	14.5000	128.52	9.80	10.28	10.66	10.07	102.04	186.86	7.71	2.76	0.00
UFBS	Union Financial Bancshares, Incorporated	11.0000	21.21	13.10	16.18	17.19	25.00	86.82	117.02	7.62	3.64	58.82
UPFC	United PanAm Financial Corp.	4.9000	76.30	9.42	10.65	10.21	9.42	100.82	100.82	11.06	0.00	0.00
USAB	USABancShares.com, Inc.	0.2000	1.11	NM	NM	NM	NM	25.97	26.32	0.39	0.00	NM
WSB	Washington Savings Bank, FSB	5.9900	27.38	7.49	7.49	9.98	8.81	90.90	90.90	9.69	1.67	12.50
WES	Westcorp	17.6600	632.27	12.26	10.97	11.04	12.99	116.95	117.03	6.28	2.49	27.33
ABBK	Abington Bancorp, Inc.	15.7500	49.11	NM	16.58	11.33	17.90	125.40	133.02	6.38	2.54	42.11
ANA	Acadiana Bancshares, Inc.	24.9000	29.47	11.32	12.45	12.58	11.32	109.93	109.93	9.34	2.41	30
AABC	Access Anytime Bancorp, Inc.	7.6500	11.23	14.71	17.39	17.39	14.71	88.54	104.22	6.47	0.00	0.00
AFBC	Advance Financial Bancorp	14.0000	13.05	6.14	9.86	11.86	10.29	76.46	76.46	6.73	3.43	28.17
ANE	Alliance Bancorp of New England, Inc.	12.2000	28.54	14.52	9.84	8.84	8.97	130.76	131.04	7.61	2.46	21.74
AMFC	AMB Financial Corp.	9.2000	7.92	5.90	8.44	9.79	6.22	67.60	67.60	5.59	2.61	22.02
AHCI	Ambanc Holding Co., Inc.	21.5500	96.89	23.42	24.49	34.76	29.93	119.46	130.21	14.41	3.16	70.45
ASBI	Ameriana Bancorp	13.7500	43.27	14.32	12.97	13.22	14.32	100.88	104.64	8.46	4.65	56.60
AMFH	American Financial Holdings, Inc.	25.8900	616.74	18.49	19.47	22.91	22.32	135.13	135.13	28.08	2.78	49.62
ABCW	Anchor BanCorp Wisconsin Inc.	17.7500	441.01	11.99	12.68	12.86	11.38	169.86	169.86	12.32	1.86	22.5
ASBP	ASB Financial Corp.	10.5000	16.08	13.13	13.82	14.38	13.13	107.36	107.36	11.60	4.57	61.84
ASFC	Astoria Financial Corporation	28.5200	2,588.67	11.69	12.14	11.98	11.69	173.48	198.06	11.42	2.38	25.96
BBX	BankAtlantic Bancorp, Inc.	10.7700	573.00	12.24	15.61	15.17	12.24	143.03	157.46	13.44	1.08	16.28
BKUNA	BankUnited Financial Corporation	15.3900	370.83	14.80	16.55	19.99	19.24	129.55	143.16	7.36	0.00	0.00
BYS	Bay State Bancorp, Inc.	38.2000	62.94	10.98	13.26	13.22	11.10	110.34	110.34	11.93	1.88	20.83
BFSB	Bedford Bancshares, Inc.	13.8300	28.25	10.80	11.72	11.72	10.80	121.21	121.21	12.67	3.18	37.29
BHL	Berkshire Hills Bancorp, Inc.	21.4500	137.82	19.15	15.89	19.32	107.25	98.94	107.09	13.36	2.24	31.85
BFFC	Big Foot Financial Corporation	15.2700	23.04	21.21	22.13	42.42	21.21	82.32	82.32	10.19	1.57	31.88
BFD	BostonFed Bancorp, Inc.	23.9000	106.37	11.06	11.66	12.65	12.71	111.73	137.99	7.23	2.51	28.29
BYFC	Broadway Financial Corporation	12.6900	11.55	12.20	20.47	16.27	12.20	82.51	82.51	6.34	1.58	32.26
CNY	Carver Bancorp, Inc.	11.3000	25.95	4.09	9.91	21.73	9.11	78.97	80.03	5.77	0.00	4.39
CAVB	Cavalry Bancorp, Inc.	12.5000	88.50	NA	NA	20.49	19.53	186.01	186.01	21.20	1.60	32.79
CBES	CBES Bancorp, Inc.	12.0000	10.51	NM	NM	NM	NM	72.20	72.20	8.25	2.67	NM

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
CEBK	Central Bancorp, Inc.	26.5000	44.30	11.62	16.88	20.70	22.84	114.22	121.67	10.36	1.51	26.14
CITZ	CFS Bancorp, Inc.	13.5500	184.63	28.23	17.6	20.85	28.23	107.80	107.80	11.51	2.66	46.75
CF	Charter One Financial, Inc.	28.8700	6,476.69	12.23	13.06	15.36	15.69	221.23	251.26	16.97	2.77	34.05
CFSL	Chesterfield Financial Corp.	16.8000	70.12	19.09	NA	NA	19.09	91.75	NA	19.32	0.00	NA
CTZN	Citizens First Bancorp, Inc.	16.8990	152.94	12.80	18.57	NA	15.65	104.12	104.12	17.45	1.89	NA
CFSB	Citizens First Financial Corp.	17.6000	27.04	15.17	13.44	16.15	15.71	88.13	88.13	8.12	1.59	20.37
CKFB	CKF Bancorp, Inc.	16.6200	11.38	9.23	10.07	11.15	9.44	84.93	93.42	8.00	4.21	44.97
CFCP	Coastal Financial Corporation	9.4000	99.78	10.22	10.68	10.80	9.79	176.03	176.03	13.17	2.13	21.95
CFB	Commercial Federal Corporation	23.2800	1,079.43	12.13	43.92	25.58	41.57	149.90	203.14	8.61	1.37	56.60
CFFC	Community Financial Corporation	11.5000	26.20	10.27	11.86	11.06	10.27	100.52	100.79	10.54	2.78	32.99
CIBI	Community Investors Bancorp, Inc.	9.4500	10.68	8.15	8.92	9.36	9.84	90.69	90.69	9.38	3.17	28.22
SBMC	Connecticut Bancshares, Inc.	28.3800	318.87	15.10	23.85	18.31	15.77	135.47	157.49	13.03	1.83	35.29
COOP	Cooperative Bankshares, Inc.	11.8000	33.46	10.54	11.57	12.29	11.35	100.94	100.94	7.51	1.69	24.69
CRZY	Crazy Woman Creek Bancorp Incorporated	14.3500	11.34	119.58	53.15	51.25	119.58	83.62	85.37	16.49	3.34	177.78
DCOM	Dime Community Bancshares, Inc.	29.5000	507.32	13.41	15.95	16.12	13.41	208.04	273.15	18.25	2.03	28.65
DFBS	DutchFork Bancshares, Inc.	21.0000	27.77	9.05	7.84	22.58	9.72	81.40	81.40	11.10	0.00	0.00
EBSI	Eagle Bancshares, Inc.	15.9300	90.43	12.85	51.39	31.24	12.85	107.93	107.93	7.87	NA	51.61
EFC	EFC Bancorp, Inc.	14.0100	64.60	12.97	15.23	15.23	12.97	95.11	95.11	9.84	3.64	53.53
ESBK	Elmira Savings Bank, FSB	25.1500	22.16	8.17	9.75	10.61	10.66	111.73	116.44	7.85	2.86	26.78
EFBC	Empire Federal Bancorp, Inc.	14.0500	21.18	16.73	17.13	17.13	16.73	72.95	72.95	14.26	3.27	55.49
ESBF	ESB Financial Corporation	10.8000	79.24	10.00	10.59	10.59	10.00	95.58	104.75	6.31	3.70	35.94
EVRT	EverTrust Financial Group, Inc.	17.1500	91.28	17.15	19.94	19.27	17.15	96.84	96.84	14.11	2.57	47.67
FCB	Falmouth Bancorp, Inc.	20.7500	19.00	10.38	12.97	13.56	10.59	111.68	111.68	12.93	2.31	28.13
FFDF	FFD Financial Corporation	12.0600	15.35	10.77	12.83	12.83	10.77	93.42	93.42	11.76	3.15	38.30
FFLC	FFLC Bancorp, Inc.	20.8000	74.13	10.40	12.02	12.02	10.40	115.68	115.68	9.01	2.69	30.06
FFWC	FFW Corporation	13.5100	18.78	10.55	9.19	8.89	9.13	84.38	89.06	7.91	4.15	35.10
FBCI	Fidelity Bancorp, Inc.	29.0700	59.71	7.90	10.27	10.61	8.08	121.89	121.89	8.82	1.79	16.96
FSBI	Fidelity Bancorp, Inc.	16.8500	33.44	8.96	9.52	10.15	9.57	95.25	100.48	5.96	2.85	23.73
FFED	Fidelity Federal Bancorp	2.5200	14.13	63.00	50.40	NM	NM	129.23	141.57	8.40	0.00	0.00
FBEI	First Bancorp of Indiana, Inc.	13.9900	25.11	15.90	19.99	23.71	19.43	80.59	87.11	13.45	2.14	33.33
FBSI	First Bancshares, Inc.	12.0000	21.36	11.11	12.24	12.24	11.54	83.92	86.08	9.26	1.33	16.33
FBTC	First BancTrust Corporation	14.6500	21.36	10.17	NA	NA	10.17	78.59	78.59	11.64	0.00	NA
FBBC	First Bell Bancorp, Inc.	14.6000	69.47	8.11	9.61	10.90	10.43	103.11	103.11	8.10	3.29	34.53
FESX	First Essex Bancorp, Inc.	26.4000	198.89	12.22	12.11	12.11	12.22	158.84	183.33	12.49	3.33	37.61
FFBZ	First Federal Bancorp, Inc.	6.8100	21.34	8.11	8.62	8.41	8.11	109.84	109.84	9.30	2.64	22.78
FFBH	First Federal Bancshares of Arkansas, Inc.	23.1000	73.27	11.11	14.71	14.09	11.11	101.45	101.45	10.53	1.90	27.39
FFBI	First Federal Bancshares, Inc.	16.7500	35.31	18.21	16.92	17.82	19.03	78.64	78.64	15.00	1.91	26.26
FTFC	First Federal Capital Corp.	15.9500	322.20	8.14	10.56	10.56	8.14	167.54	192.40	11.86	3.01	31.13
FFKY	First Federal Financial Corporation of Kentucky	19.4900	73.25	9.19	10.95	12.66	10.37	131.69	157.18	12.06	3.69	45
FFCH	First Financial Holdings, Inc.	25.3900	340.25	12.95	14.34	14.43	12.95	211.76	NA	14.67	2.68	35.88
FFHS	First Franklin Corporation	10.3500	16.70	21.56	13.62	13.80	21.56	74.78	74.78	6.11	2.90	39.47
FGHC	First Georgia Holding, Inc.	3.7500	28.93	23.44	17.05	17.05	23.44	144.79	148.22	12.01	2.67	40.91
FFSL	First Independence Corporation	14.3000	13.44	3.44	6.50	9.47	10.21	92.38	92.38	8.87	3.50	20.45
FKAN	First Kansas Financial Corporation	13.9500	14.31	24.91	21.80	16.81	20.51	82.30	82.64	9.42	1.43	26.67
FKFS	First Keystone Financial, Inc.	14.4000	29.38	12.41	12.20	12.41	12.41	95.62	95.62	5.99	2.50	27.12
CASH	First Midwest Financial, Inc.	13.3500	32.84	18.54	18.54	18.04	18.54	76.20	82.71	5.96	3.90	72.22
FMSB	First Mutual Bancshares, Inc.	13.5000	63.80	9.64	9.31	10.15	10.89	124.77	124.77	9.54	2.07	13.89

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FNFI	First Niles Financial, Inc.	12.8500	19.49	16.91	18.90	21.78	20.08	106.64	106.64	20.65	3.74	66.18
FPFC	First Place Financial Corp.	16.5000	241.59	12.13	13.98	13.52	12.13	126.83	142.61	14.56	3.03	42.37
FSFF	First SecurityFed Financial, Inc.	20.3150	86.63	10.16	12.16	13.63	12.39	107.32	107.49	20.65	2.56	33.99
FBNW	FirstBank NW Corp.	17.6300	25.61	9.79	10.88	11.45	9.79	86.59	86.59	8.62	2.72	25.93
FAB	FIRSTFED AMERICA BANCORP, INC.	18.5000	115.07	6.80	8.73	8.89	6.80	88.86	89.68	6.77	3.03	22.64
FFDB	FirstFed Bancorp, Inc.	6.5000	14.98	16.25	13.27	12.50	12.50	81.56	86.32	8.16	4.31	73.08
FED	FirstFed Financial Corp.	25.7000	444.47	8.80	9.02	9.02	8.80	136.48	142.07	9.40	0.00	0.00
FFIC	Flushing Financial Corporation	16.5000	222.55	13.31	14.10	14.10	13.31	166.84	171.88	14.96	1.94	26.21
FMCO	FMS Financial Corporation	8.7500	58.72	10.94	11.82	11.82	10.94	114.98	114.98	6.12	1.37	16.22
FKKY	Frankfort First Bancorp, Inc.	16.7100	20.82	14.92	14.16	14.16	14.92	114.69	114.69	14.28	6.70	91.53
FFHH	FSF Financial Corp.	18.0000	41.07	6.72	9.38	9.38	6.72	91.46	104.90	7.43	5.56	36.46
GAF	GA Financial, Inc.	17.0000	91.98	17.00	17.00	15.74	15.74	93.97	94.34	10.71	4.24	71.29
GUPB	GFSB Bancorp, Inc.	12.6500	14.55	9.30	8.43	8.49	9.30	94.12	94.12	7.41	3.16	23.33
GCFC	Grand Central Financial Corp.	10.2000	17.80	14.17	27.57	23.72	14.17	97.98	97.98	13.62	3.53	78.38
GTPS	Great American Bancorp, Inc.	20.3000	17.60	14.10	16.24	16.24	14.10	94.86	94.86	10.46	2.17	35.20
PEDE	Great Pee Dee Bancorp, Inc.	12.0100	21.33	14.30	18.48	21.07	18.77	84.46	90.57	17.52	4.16	70.18
GPT	GreenPoint Financial Corporation	42.1000	4,199.98	NM	NM	9.63	8.29	228.93	300.71	20.81	2.38	NM
GSLA	GS Financial Corp.	15.0000	24.95	13.39	14.42	18.99	13.39	70.46	70.46	13.24	2.40	34.62
HARL	Harleysville Savings Financial Corporation	19.6000	43.77	11.14	11.01	11.33	11.14	125.32	125.32	7.63	2.65	27.53
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.3200	15.21	28.30	21.77	21.77	28.30	62.89	63.92	11.14	5.30	115.38
HCBB	HCB Bancshares, Inc.	13.8700	26.20	24.77	26.17	26.17	24.77	80.92	81.35	8.68	2.02	47.17
HMLK	Hemlock Federal Financial Corp.	24.8800	25.20	11.74	11.79	11.90	13.82	123.90	134.05	8.90	2.41	23.53
HFFC	HF Financial Corp.	11.8500	43.72	8.71	9.63	10.68	13.47	80.83	90.25	5.81	3.71	34.55
HFBA	HFB Financial Corporation	14.0000	18.16	14.00	11.86	13.21	14.58	86.37	87.34	8.12	2.71	32.20
HCBC	High Country Bancorp, Inc.	17.0000	15.68	10.12	11.64	11.64	10.12	102.66	102.66	9.30	2.94	34.25
HIFS	Hingham Institution for Savings	25.0000	51.18	9.77	10.16	10.33	9.77	152.63	152.63	13.25	2.40	30.89
HMNF	HMN Financial, Inc.	15.5900	68.54	27.84	11.38	9.34	7.95	96.47	102.97	9.67	3.59	30.67
HCFC	Home City Financial Corporation	10.8500	8.51	11.79	9.35	12.92	20.87	73.11	75.61	5.92	4.06	37.93
HOMF	Home Federal Bancorp	19.4500	86.58	7.97	9.05	8.88	7.97	113.74	115.84	10.04	2.83	25.58
HWEN	Home Financial Bancorp	3.8000	5.16	13.57	11.18	12.67	13.57	85.97	85.97	7.59	3.16	29.41
HLFC	Home Loan Financial Corporation	10.9800	18.23	11.44	12.20	12.34	11.44	93.29	93.29	14.61	4.37	47.22
HFBC	HopFed Bancorp, Inc.	10.7500	39.33	NM	26.88	14.73	12.22	88.84	88.84	14.48	4.09	110
HRZB	Horizon Financial Corp.	12.5000	107.79	10.08	11.68	11.90	10.08	108.32	108.98	14.46	3.84	43.39
HZFS	Horizon Financial Services Corporation	9.4000	7.06	6.03	7.90	8.47	6.53	79.46	79.46	7.84	1.91	15.13
HRBT	Hudson River Bancorp, Inc.	23.4994	357.79	16.79	18.80	18.5	16.79	141.82	172.53	18.67	1.70	25.60
ICBC	Independence Community Bank Corp.	25.8500	1,508.93	12.93	16.36	16.79	13.46	171.42	219.81	19.79	1.70	22.15
IFSB	Independence Federal Savings Bank	9.2000	11.80	NM	131.43	131.43	NM	51.37	53.93	4.55	3.26	428.57
IPSW	Ipswich Bancshares, Inc.	13.2000	25.42	9.17	9.64	9.50	8.05	168.15	168.15	7.92	3.64	36.50
KNK	Kankakee Bancorp, Inc.	34.8600	42.40	12.27	13.31	15.63	14.77	103.72	116.74	8.76	1.38	19.51
KYF	Kentucky First Bancorp, Inc.	12.8500	11.92	12.85	14.77	14.77	12.85	94.97	94.97	15.10	4.98	68.97
KFBI	Klamath First Bancorp, Inc.	13.0100	88.84	25.02	12.88	26.55	25.02	75.46	126.68	6.08	4.00	64.36
LARL	Laurel Capital Group, Inc.	19.4500	37.84	13.14	12.08	11.93	12.47	141.97	141.97	14.57	3.70	39.20
LXMO	Lexington B&L Financial Corp.	13.0000	9.95	10.83	15.66	17.33	16.25	68.71	72.67	7.91	2.31	35.71
LNCB	Lincoln Bancorp	16.8500	86.86	19.15	20.06	20.06	19.15	100.72	103.12	17.63	2.37	44.05
LOGN	Logansport Financial Corp.	16.2500	16.81	12.70	12.80	12.80	12.70	96.61	96.61	12.18	2.95	37.80
LSBX	LSB Corporation	12.2000	53.43	13.86	16.49	16.71	14.52	98.79	98.79	12.19	3.61	54.05
LSBI	LSB Financial Corp.	16.6000	22.92	10.12	10.51	10.51	10.12	96.18	96.18	7.96	2.41	24.68

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
MAFB	MAF Bancorp, Inc.	30.2200	694.54	9.81	11.80	11.90	9.81	159.30	210.30	12.41	1.99	17.97
MASB	MASSBANK Corp.	42.2000	132.82	12.56	12.56	17.09	17.30	115.58	116.70	13.68	3.13	37.50
MFLR	Mayflower Co-operative Bank	13.7700	18.61	14.34	13.91	12.99	14.97	127.38	128.57	10.59	4.36	60.61
MDBK	Medford Bancorp, Inc.	23.3300	180.43	13.56	13.56	15.05	13.89	161.68	163.95	12.77	2.57	31.40
MFBC	MFB Corp.	20.0000	26.80	7.58	9.35	9.26	7.58	76.54	76.54	6.49	2.10	18.69
MBBC	Monterey Bay Bancorp, Inc.	16.1700	55.89	12.25	14.44	13.82	12.25	111.44	114.93	10.40	0.00	0.00
MSBF	MSB Financial, Inc.	11.5000	14.37	7.01	8.58	8.58	7.01	90.98	90.98	15.72	3.48	28.36
MFSF	MutualFirst Financial, Inc.	16.2000	110.72	13.06	14.59	14.59	13.06	100.43	101.44	14.40	1.98	27.93
MYST	Mystic Financial, Inc.	14.1400	22.99	13.60	21.42	15.37	14.14	84.17	84.17	7.90	2.26	50.00
NHTB	New Hampshire Thrift Bancshares, Inc.	15.8010	30.39	10.68	13.39	13.74	10.97	106.05	186.77	6.16	4.05	54.24
NYCB	New York Community Bancorp, Inc.	27.1000	2,760.01	15.76	20.22	20.85	16.52	269.65	NM	29.98	2.36	40.13
NMIL	NewMil Bancorp, Inc.	16.1800	71.05	13.48	13.37	13.37	13.48	140.45	172.13	11.70	3.09	36.36
NBSI	North Bancshares, Inc.	12.0000	13.88	30.00	28.57	29.27	30.00	102.92	102.92	10.18	3.67	104.76
NBN	Northeast Bancorp	13.4500	34.67	8.62	9.68	10.27	9.34	109.80	113.03	8.09	1.86	18.66
NEIB	Northeast Indiana Bancorp, Inc.	13.4800	20.90	9.36	10.78	10.78	9.36	79.53	79.53	8.77	3.56	36
NEP	Northeast Pennsylvania Financial Corp.	17.0000	75.07	15.18	16.67	17.35	16.35	101.80	121.52	10.28	2.59	35.29
OCFC	OceanFirst Financial Corp.	26.6500	262.79	12.57	14.41	13.46	9.94	179.10	181.29	14.90	3.60	45.41
OTFC	Oregon Trail Financial Corp.	18.1500	58.71	11.34	13.44	16.65	9.65	99.56	99.73	14.64	2.20	35.71
PBCI	Pamrapo Bancorp, Inc.	26.0000	67.02	13.27	14.77	14.77	13.27	143.25	143.25	12.71	5.54	80.97
PFED	Park Bancorp, Inc.	18.5000	22.77	17.13	14.68	16.37	13.60	83.33	83.33	9.34	2.59	37.21
PVSA	Parkvale Financial Corporation	22.0900	125.19	9.36	9.13	9.69	11.05	126.52	126.81	8.88	3.26	29.75
PFSB	PennFed Financial Services, Inc.	23.4000	175.18	12.72	13.76	13.76	12.72	146.25	154.35	9.69	1.03	11.76
PFDC	Peoples Bancorp	16.5500	57.87	10.34	11.91	12.63	13.35	99.94	105.82	12.10	3.63	43.18
PBKB	People's Bancshares, Inc.	22.1000	72.73	NM	47.02	10.38	8.37	186.18	192.34	7.94	NA	0.00
PCBI	Peoples Community Bancorp, Inc.	19.0000	47.19	19.00	16.67	NM	14.84	121.72	131.76	11.34	0.00	0.00
PFFC	Peoples Financial Corporation	12.1500	14.99	60.75	31.97	60.75	NM	144.13	144.13	13.73	1.98	63.16
PSFC	Peoples-Sidney Financial Corporation	11.0000	16.29	22.92	21.57	23.40	27.50	96.15	96.15	12.02	3.27	62.75
PFB	PFF Bancorp, Inc.	28.1200	371.77	9.76	11.07	10.94	9.90	129.76	130.37	12.50	1.14	10.24
PBNC	PFS Bancorp, Inc.	13.5000	20.94	NA	NA	NA	NA	NA	NA	NA	0.00	NA
PHFC	Pittsburgh Financial Corp.	11.3500	15.99	28.38	36.61	34.39	28.38	74.43	74.97	3.84	3.17	116.13
PORT	Port Financial Corp.	27.9400	162.15	9.70	16.34	20.25	15.52	124.68	124.68	14.25	1.43	14.04
PTRS	Potters Financial Corporation	21.9500	21.92	32.28	13.47	14.63	21.11	165.29	165.29	14.91	2.19	27.61
PRBC	Prestige Bancorp, Inc.	8.6000	9.11	215.00	NM	NM	215.00	75.44	75.44	4.60	0.00	NM
PFNC	Progress Financial Corporation	7.8500	45.01	19.63	78.50	NM	65.42	86.17	NA	5.29	NA	120.00
PROV	Provident Financial Holdings, Inc.	26.6500	99.03	9.52	9.83	9.83	9.52	98.78	98.81	9.33	0.00	0.00
QCBC	Quaker City Bancorp, Inc.	31.2000	162.87	8.13	9.10	9.10	8.13	140.10	140.79	11.64	0.00	0.00
RIVR	River Valley Bancorp	24.2500	19.54	9.19	10.97	11.02	9.33	111.65	111.85	10.50	2.47	20.36
RSLN	Roslyn Bancorp, Inc.	19.5000	1,698.77	13.54	15.23	14.89	13.18	298.62	299.08	19.44	2.46	35.94
SCFS	Seacoast Financial Services Corporation	18.2500	443.82	11.70	13.93	14.37	13.04	145.19	164.71	13.26	2.19	25.95
SFBI	Security Financial Bancorp, Inc.	19.7000	38.00	37.88	28.97	28.97	37.88	101.70	101.70	18.58	0.00	0.00
SOBI	Sobieski Bancorp, Inc.	13.4500	9.04	12.01	13.59	15.11	18.68	67.96	67.96	6.86	2.38	32.32
SSFC	South Street Financial Corp.	6.9500	21.65	19.31	22.42	22.42	19.31	91.45	91.45	10.13	5.76	129.03
SRN	Southern Banc Company, Inc. (The)	11.4000	11.47	20.36	20.73	21.92	20.36	64.41	64.59	11.63	3.07	63.64
SMBC	Southern Missouri Bancorp, Inc.	16.7500	20.30	9.31	11.80	13.09	10.47	87.60	103.52	8.25	2.99	39.06
SZB	SouthFirst Bancshares, Inc.	10.6500	9.14	NM	NM	NM	NM	65.90	68.62	6.22	5.63	NM
SOV	Sovereign Bancorp, Inc.	12.5500	3,163.23	11.21	27.89	12.43	11.21	141.01	361.67	8.92	0.80	22.22
STFR	St. Francis Capital Corporation	22.4300	205.98	9.04	11.00	11.27	9.04	132.64	144.43	9.36	2.67	22.06

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market			Price/	Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	LTM EPS	LTM Core EPS	Core	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
SFFC	StateFed Financial Corporation	10.2500	13.12	23.30	30.15	23.84	23.30	92.51	92.51	12.79	3.90	125.00
SIB	Staten Island Bancorp, Inc.	18.5700	1,160.39	12.55	16.15	16.15	12.55	210.07	233.29	19.36	1.94	27.83
TSH	Teche Holding Co.	21.7000	51.45	8.75	10.53	10.64	8.75	98.64	98.64	10.28	2.30	24.27
THRD	TF Financial Corporation	21.4000	58.17	8.77	9.95	11.89	14.46	91.03	99.81	8.18	2.80	26.98
TSBK	Timberland Bancorp, Inc.	15.4110	68.73	9.17	11.42	11.42	9.17	96.44	96.44	18.07	2.86	31.11
TRYF	Troy Financial Corporation	27.1000	264.77	19.93	22.97	23.16	19.93	159.69	196.80	23.94	1.77	33.90
UCBC	Union Community Bancorp	14.4000	40.02	14.40	15.48	15.48	14.40	89.61	89.61	21.24	4.17	64.52
UCFC	United Community Financial Corp.	7.3500	262.16	10.81	15.31	15.00	10.81	100.14	111.20	13.48	4.08	62.50
UTBI	United Tennessee Bankshares, Inc.	9.1500	12.30	10.89	13.46	13.46	10.89	88.41	95.02	12.02	3.28	44.12
WRNB	Warren Bancorp, Inc.	10.1400	74.86	11.52	10.79	11.02	11.52	176.35	176.35	16.15	4.54	47.87
WSBI	Warwick Community Bancorp, Inc.	20.7012	103.34	12.32	16.69	15.80	12.32	128.18	NA	12.81	1.93	31.05
WFSL	Washington Federal, Inc.	28.0000	1,614.25	11.48	13.08	13.27	11.67	183.49	191.26	23.09	3.43	44.39
WM	Washington Mutual, Inc.	32.8500	31,798.80	8.47	9.15	13.25	28.32	199.70	239.43	11.83	2.92	24.98
WBST	Webster Financial Corporation	32.5900	1,601.78	11.01	12.16	12.44	11.64	159.13	233.29	13.51	2.09	25
WEFC	Wells Financial Corp.	19.5500	22.78	5.04	7.01	8.85	6.03	100.31	100.31	10.16	3.68	28.19
WOFC	Western Ohio Financial Corporation	19.0300	34.52	16.99	17.62	17.95	19.03	79.36	79.36	10.25	5.25	94.34
WHGB	WHG Bancshares Corporation	13.2500	17.03	110.42	40.15	40.15	110.42	100.76	101.07	10.37	2.72	109.09
WFI	Winton Financial Corporation	9.1000	40.45	8.13	9.78	10.71	9.48	107.69	108.33	8.35	4.07	36.56
WRO	Woronoco Bancorp Inc.	18.8500	70.45	11.49	16.54	16.39	10.71	100.86	103.69	10.55	2.33	27.85
WSFS	WSFS Financial Corporation	17.3000	158.23	12.72	9.83	8.44	7.86	158.28	159.74	8.27	0.92	9.09
WVFC	WVS Financial Corp.	16.2000	44.14	10.13	9.15	9.15	10.13	148.35	148.35	10.86	3.95	36.16
YFCB	Yonkers Financial Corporation	28.8200	64.23	15.01	16.10	17.15	16.01	150.81	150.81	11.25	1.39	20.67
EQSB	Equitable Bank	27.2600	35.70	9.74	13.56	13.56	9.74	127.68	127.68	7.60	0.00	0.00
PVFC	PVF Capital Corp.	11.0900	57.81	8.15	8.66	8.94	8.94	117.23	117.23	8.57	2.67	21.81
	All Fully Converted Average		434.09	15.59	16.86	15.69	16.37	113.94	121.15	10.93	2.44	37.36
	All Fully Converted Median		44.22	11.96	13.17	13.22	12.32	101.80	105.82	10.28	2.54	31.08

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
BKMU	Bank Mutual Corporation (MHC)	16.2400	362.76	15.62	17.28	17.28	15.62	119.32	148.04	12.48	1.97	29.79
BCSB	BCSB Bankcorp, Inc. (MHC)	10.2500	60.14	128.13	NM	NM	85.42	140.80	140.80	15.39	4.88	NM
BRKL	Brookline Bancorp, Inc. (MHC)	15.9300	426.41	19.91	22.44	25.29	20.96	149.44	149.44	38.78	4.02	64.79
CFFN	Capitol Federal Financial (MHC)	22.3900	1,669.87	19.99	21.95	21.95	19.99	169.11	169.11	19.18	3.22	60.78
CHFN	Charter Financial Corp. (MHC)	23.1000	457.90	144.38	NA	NA	NA	193.31	193.31	51.17	0.00	NA
FNFG	First Niagara Financial Group, Inc. (MHC)	18.1100	465.08	19.68	21.31	20.82	18.11	172.31	249.79	16.27	2.21	42.35
GBNK	Gaston Federal Bancorp, Inc. (MHC)	14.6700	61.75	73.35	34.93	30.56	33.34	148.33	167.66	13.78	2.18	71.43
GOV	Gouverneur Bancorp Inc. (MHC)	8.3000	18.90	25.94	23.71	25.94	25.94	113.39	113.39	22.81	2.17	45.71
ALLB	Greater Delaware Valley Savings Bank (MHC)	29.5000	101.52	73.75	43.38	43.38	73.75	292.95	292.95	26.92	1.22	52.31
GCBC	Greene County Bancorp Inc. (MHC)	15.2600	30.56	22.44	27.75	28.26	22.44	117.84	117.84	16.07	3.67	67.27
HCBK	Hudson City Bancorp, Inc. (MHC)	30.5500	3,029.30	18.63	22.63	22.63	18.63	222.34	222.34	26.51	1.96	34.81
JXSB	Jacksonville Savings Bank (MHC)	10.9500	20.91	NM	NM	9.95	6.84	103.11	123.17	9.08	2.74	NM
LFED	Leeds Federal Bankshares, Inc. (MHC)	31.6800	143.77	79.20	59.77	53.69	60.92	280.11	280.11	36.38	1.89	101.69
LIBB	Liberty Bancorp, Inc. (MHC)	17.4000	56.85	33.46	49.71	64.44	54.38	184.13	184.13	16.83	0.69	44.44
NWSB	Northwest Bancorp, Inc. (MHC)	11.7900	559.89	18.42	18.42	19.98	18.42	191.40	252.46	13.59	2.04	31.25
ONFC	Oneida Financial Corp. (MHC)	21.7500	73.29	19.42	23.64	24.72	21.75	155.58	173.86	20.78	3.49	58.70
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.9000	33.56	18.97	22.24	30.71	18.97	149.13	167.10	14.11	2.17	43.10
PBCT	People's Bank (MHC)	21.8100	1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.24	108.94
PBCP	Provident Bancorp, Inc. (MHC)	27.1900	218.63	21.24	25.90	29.24	26.14	212.59	212.59	24.76	1.47	22.68
PLSK	Pulaski Bancorp, Inc. (MHC)	32.3000	62.04	38.45	59.81	48.94	42.50	248.65	248.65	26.11	1.24	68.52
ROME	Rome Bancorp, Inc. (MHC)	17.7500	52.34	18.49	23.05	23.36	19.29	143.96	143.96	21.15	2.03	36.36
SKBO	Skibo Financial Corp. (MHC)	12.6875	39.85	63.44	57.67	57.67	63.44	161.22	161.22	25.80	3.78	400.00
SFFS	Sound Federal Bancorp (MHC)	14.9000	71.03	12.02	14.9	14.9	12.02	118.25	154.08	12.02	1.88	28
WAYN	Wayne Savings Bancshares, Inc. (MHC)	20.9900	53.92	27.62	31.80	33.85	32.80	211.38	213.75	16.53	3.24	106.45
WCFB	Webster City Federal Bancorp (MHC)	16.0000	29.89	22.22	25.00	27.12	25.00	141.22	141.22	30.89	6.25	133.33
WEBK	West Essex Bancorp, Inc.(MHC)	18.9200	93.11	31.53	30.03	30.52	31.53	182.80	196.06	25.11	2.75	77.78
WFD	Westfield Financial Inc. (MHC)	13.8400	146.43	NM	NA	NA	NA	115.33	115.33	18.71	0.00	NA
WGBC	Willow Grove Bancorp, Inc. (MHC)	19.2000	94.86	18.46	34.29	34.29	19.20	147.81	NA	14.74	2.71	85.71
	All MHC's Average	18.798	349.14	39.62	30.39	30.83	31.33	168.90	181.34	21.33	2.575	75.67
	All MHC's Median	17.575	83.20	22.33	24.36	28.26	23.72	152.51	167.66	18.95	2.175	59.74

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Step Conversions											
CMSB	Commonwealth Bancorp, Inc.	22.4200	232.07	14.01	17.52	15.05	14.01	155.05	186.06	13.01	2.50	43.75
CMSV	Community Savings Bankshares, Inc.	18.8400	163.16	29.44	28.98	28.98	29.44	130.74	130.74	16.98	2.34	67.69
FFFL	Fidelity Bankshares, Inc.	17.2700	272.66	17.99	NA	NA	17.99	153.51	NA	12.76	2.32	NA
FLBC	Finger Lakes Bancorp, Inc.	10.7400	35.91	13.43	18.20	21.92	14.92	97.73	97.73	10.46	2.23	40.68
FCAP	First Capital, Inc.	14.1000	35.75	10.68	11.28	11.46	11.37	107.31	107.72	12.98	3.69	37.70
FDEF	First Defiance Financial Corp.	16.0400	109.94	5.35	7.82	7.79	5.35	99.01	112.40	9.71	3.24	23.90
FFSX	First Federal Bankshares, Inc.	12.1000	51.60	11.2	17.79	31.84	11.2	72.24	98.21	7.92	2.64	47.06
FSLA	First Sentinel Bancorp, Inc.	12.6300	390.77	14.35	15.40	15.59	14.35	169.76	173.73	18.27	2.38	36.59
FFBK	FloridaFirst Bancorp, Inc.	17.2000	94.37	17.20	17.37	NA	15.93	100.58	100.58	14.29	1.16	NA
GFED	Guaranty Federal Bancshares, Inc.	14.1000	57.27	14.10	16.99	18.31	16.02	107.80	107.80	15.10	3.55	59.04
HARB	Harbor Florida Bancshares, Inc.	18.5000	446.25	15.42	17.62	17.79	15.42	198.29	201.31	24.01	2.43	38.10
HFWA	Heritage Financial Corporation	12.0600	92.91	16.75	18.55	16.08	11.60	117.09	128.03	15.70	3.65	50.65
HSTD	Homestead Bancorp, Inc.	9.3500	8.78	23.38	18.33	18.33	23.38	71.21	71.21	7.31	2.57	47.06
JXVL	Jacksonville Bancorp, Inc.	21.5000	39.19	8.02	9.47	9.51	8.02	107.72	107.72	10.03	2.33	22.03
FFFD	North Central Bancshares, Inc.	21.7000	36.90	7.86	9.00	9.64	8.75	105.34	122.39	10.10	2.76	25.56
PHSB	PHSB Financial Corp.	12.6500	44.24	NM	NA	NA	NA	83.72	83.72	14.03	2.53	NA
PFSL	Pocahontas Bancorp, Inc.	10.2000	45.58	11.09	24.88	13.25	12.14	101.59	152.47	9.41	2.75	64.63
PULB	Pulaski Financial Corp.	18.7500	52.55	11.43	14.42	19.74	16.74	173.13	173.13	18.59	1.60	26.17
RVSB	Riverview Bancorp, Inc.	12.3400	55.37	10.28	12.46	16.90	12.85	103.44	105.11	12.85	3.57	47.73
THTL	Thistle Group Holdings, Co.	10.0300	66.28	50.15	17.60	20.47	20.90	76.62	84.14	9.33	3.19	43.28
WYPT	Waypoint Financial Corp.	15.7400	616.64	14.57	15.28	16.06	15.13	126.73	130.41	11.48	2.54	33.01
	All Second Steps Average	15.155	140.39	15.84	16.26	17.15	14.78	117.08	123.73	13.06	2.665	41.92
	All Second Steps Median	14.100	57.27	14.06	17.37	16.49	14.64	107.31	110.10	12.85	2.540	41.98
	Connecticut											
ANE	Alliance Bancorp of New England, Inc.	12.2000	28.54	14.52	9.84	8.84	8.97	130.76	131.04	7.61	2.46	21.74
AMFH	American Financial Holdings, Inc.	25.8900	616.74	18.49	19.47	22.91	22.32	135.13	135.13	28.08	2.78	49.62
SBMC	Connecticut Bancshares, Inc.	28.3800	318.87	15.10	23.85	18.31	15.77	135.47	157.49	13.03	1.83	35.29
NMIL	NewMil Bancorp, Inc.	16.1800	71.05	13.48	13.37	13.37	13.48	140.45	172.13	11.70	3.09	36.36
WBST	Webster Financial Corporation	32.5900	1,601.78	11.01	12.16	12.44	11.64	159.13	233.29	13.51	2.09	25.00
	Connecticut Fully Converted Average		527.40	14.52	15.74	15.17	14.44	140.19	165.82	14.79	2.450	33.60
	Connecticut Fully Converted Median		318.87	14.52	13.37	13.37	13.48	135.47	157.49	13.03	2.460	35.29
	Connecticut MHC's											
PBCT	People's Bank (MHC)	21.8100	1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.24	108.94
	Connecticut MHC's Average		1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.24	108.94
	Connecticut MHC's Median		1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.24	108.94

Exhibit 8
Industry Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut Second Steps											
	None											
	Connecticut Second Steps Average		#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!
	Connecticut Second Steps Median		#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!
	Comparable Group											
ASBP	ASB Financial Corp.	10.5000	16.08	13.13	13.82	14.38	13.13	107.36	107.36	11.60	4.57	61.84
CBES	CBES Bancorp, Inc.	12.0000	10.51	NM	NM	NM	NM	72.20	72.20	8.25	2.67	NM
CIBI	Community Investors Bancorp, Inc.	9.4500	10.68	8.15	8.92	9.36	9.84	90.69	90.69	9.38	3.17	28.22
FFDF	FFD Financial Corporation	12.0600	15.35	10.77	12.83	12.83	10.77	93.42	93.42	11.76	3.15	38.30
GCFC	Grand Central Financial Corp.	10.2000	17.80	14.17	27.57	23.72	14.17	97.98	97.98	13.62	3.53	78.38
PEDE	Great Pee Dee Bancorp, Inc.	12.0100	21.33	14.30	18.48	21.07	18.77	84.46	90.57	17.52	4.16	70.18
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.3200	15.21	28.30	21.77	21.77	28.30	62.89	63.92	11.14	5.30	115.38
HLFC	Home Loan Financial Corporation	10.9800	18.23	11.44	12.20	12.34	11.44	93.29	93.29	14.61	4.37	47.22
HSTD	Homestead Bancorp, Inc.	9.3500	8.78	23.38	18.33	18.33	23.38	71.21	71.21	7.31	2.57	47.06
LXMO	Lexington B&L Financial Corp.	13.0000	9.95	10.83	15.66	17.33	16.25	68.71	72.67	7.91	2.31	35.71
LOGN	Logansport Financial Corp.	16.2500	16.81	12.70	12.80	12.80	12.70	96.61	96.61	12.18	2.95	37.80
NBSI	North Bancshares, Inc.	12.0000	13.88	30.00	28.57	29.27	30.00	102.92	102.92	10.18	3.67	104.76
PSFC	Peoples-Sidney Financial Corporation	22.1000	72.73	NM	47.02	10.38	8.37	186.18	192.34	7.94	NA	0.00
SOBI	Sobieski Bancorp, Inc.	13.4500	9.04	12.01	13.59	15.11	18.68	67.96	67.96	6.86	2.38	32.32
	Comparable Average		18.31	15.77	19.35	16.82	16.60	92.56	93.80	10.73	3.446	53.63
	Comparable Median		15.28	12.92	15.66	15.11	14.17	91.99	91.99	10.66	3.170	47.06
	All Fully Converted Average		434.09	15.59	16.86	15.69	16.37	113.94	121.15	10.93	2.441	37.36
	All Fully Converted Median		44.22	11.96	13.17	13.22	12.32	101.80	105.82	10.28	2.540	31.08
	All Second Steps Average		140.39	15.84	16.26	17.15	14.78	117.08	123.73	13.06	2.665	41.92
	All Second Steps Median		57.27	14.06	17.37	16.49	14.64	107.31	110.10	12.85	2.540	41.98
	All MHC's Average		349.14	39.62	30.39	30.83	31.33	168.90	181.34	21.33	2.575	75.67
	All MHC's Median		83.20	22.33	24.36	28.26	23.72	152.51	167.66	18.95	2.175	59.74
	Connecticut Fully Converted Average		527.40	14.52	15.74	15.17	14.44	140.19	165.82	14.79	2.450	33.60
	Connecticut Fully Converted Median		318.87	14.52	13.37	13.37	13.48	135.47	157.49	13.03	2.460	35.29
	Connecticut MHC's Average		1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.240	108.94
	Connecticut MHC's Median		1,341.32	45.44	17.73	31.16	27.26	143.49	163.74	11.28	6.240	108.94
	Connecticut Second Steps Average		#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!
	Connecticut Second Steps Median		#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!	#NUM!

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market			Price/	Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	LTM EPS	LTM Core EPS	Core	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
USAB	USABancShares.com, Inc.	0.2000	1.11	NM	NM	NM	NM	25.97	26.32	0.39	0.00	NM
LFCO	Life Financial Corporation	3.5000	4.67	NM	NM	NA	NM	47.43	47.43	1.72	0.00	NM
HWEN	Home Financial Bancorp	3.8000	5.16	13.57	11.18	12.67	13.57	85.97	85.97	7.59	3.16	29.41
HZFS	Horizon Financial Services Corporation	9.4000	7.06	6.03	7.90	8.47	6.53	79.46	79.46	7.84	1.91	15.13
BRBI	Blue River Bancshares, Inc.	4.7500	7.36	NM	NM	NM	NM	52.08	63.16	4.85	0.00	NM
AMFC	AMB Financial Corp.	9.2000	7.92	5.90	8.44	9.79	6.22	67.60	67.60	5.59	2.61	22.02
HCFC	Home City Financial Corporation	10.8500	8.51	11.79	9.35	12.92	20.87	73.11	75.61	5.92	4.06	37.93
SOBI	Sobieski Bancorp, Inc.	13.4500	9.04	12.01	13.59	15.11	18.68	67.96	67.96	6.86	2.38	32.32
PRBC	Prestige Bancorp, Inc.	8.6000	9.11	215.00	NM	NM	215.00	75.44	75.44	4.60	0.00	NM
SZB	SouthFirst Bancshares, Inc.	10.6500	9.14	NM	NM	NM	NM	65.90	68.62	6.22	5.63	NM
LXMO	Lexington B&L Financial Corp.	13.0000	9.95	10.83	15.66	17.33	16.25	68.71	72.67	7.91	2.31	35.71
CBES	CBES Bancorp, Inc.	12.0000	10.51	NM	NM	NM	NM	72.20	72.20	8.25	2.67	NM
CIBI	Community Investors Bancorp, Inc.	9.4500	10.68	8.15	8.92	9.36	9.84	90.69	90.69	9.38	3.17	28.22
AABC	Access Anytime Bancorp, Inc.	7.6500	11.23	14.71	17.39	17.39	14.71	88.54	104.22	6.47	0.00	0.00
CRZY	Crazy Woman Creek Bancorp Incorporated	14.3500	11.34	119.58	53.15	51.25	119.58	83.62	85.37	16.49	3.34	177.78
CKFB	CKF Bancorp, Inc.	16.6200	11.38	9.23	10.07	11.15	9.44	84.93	93.42	8.00	4.21	44.97
SRN	Southern Banc Company, Inc. (The)	11.4000	11.47	20.36	20.73	21.92	20.36	64.41	64.59	11.63	3.07	63.64
BYFC	Broadway Financial Corporation	12.6900	11.55	12.20	20.47	16.27	12.20	82.51	82.51	6.34	1.58	32.26
IFSB	Independence Federal Savings Bank	9.2000	11.80	NM	131.43	131.43	NM	51.37	53.93	4.55	3.26	428.57
KYF	Kentucky First Bancorp, Inc.	12.8500	11.92	12.85	14.77	14.77	12.85	94.97	94.97	15.10	4.98	68.97
UTBI	United Tennessee Bankshares, Inc.	9.1500	12.30	10.89	13.46	13.46	10.89	88.41	95.02	12.02	3.28	44.12
AFBC	Advance Financial Bancorp	14.0000	13.05	6.14	9.86	11.86	10.29	76.46	76.46	6.73	3.43	28.17
SFFC	StateFed Financial Corporation	10.2500	13.12	23.30	30.15	23.84	23.30	92.51	92.51	12.79	3.90	125.00
FFSL	First Independence Corporation	14.3000	13.44	3.44	6.50	9.47	10.21	92.38	92.38	8.87	3.50	20.45
NBSI	North Bancshares, Inc.	12.0000	13.88	30.00	28.57	29.27	30.00	102.92	102.92	10.18	3.67	104.76
FFED	Fidelity Federal Bancorp	2.5200	14.13	63.00	50.40	NM	NM	129.23	141.57	8.40	0.00	0.00
FKAN	First Kansas Financial Corporation	13.9500	14.31	24.91	21.80	16.81	20.51	82.30	82.64	9.42	1.43	26.67
MSBF	MSB Financial, Inc.	11.5000	14.37	7.01	8.58	8.58	7.01	90.98	90.98	15.72	3.48	28.36
GUPB	GFSB Bancorp, Inc.	12.6500	14.55	9.30	8.43	8.49	9.30	94.12	94.12	7.41	3.16	23.33
FFDB	FirstFed Bancorp, Inc.	6.5000	14.98	16.25	13.27	12.50	12.50	81.56	86.32	8.16	4.31	73.08
PFFC	Peoples Financial Corporation	12.1500	14.99	60.75	31.97	60.75	NM	144.13	144.13	13.73	1.98	63.16
		31.0000	**<15**	**12.20**	**13.59**	**14.12**	**12.85**	**82.30**	**82.64**	**7.91**	**3.16**	**32.32**
HFFB	Harrodsburg First Financial Bancorp, Inc.	11.3200	15.21	28.30	21.77	21.77	28.30	62.89	63.92	11.14	5.30	115.38
FFDF	FFD Financial Corporation	12.0600	15.35	10.77	12.83	12.83	10.77	93.42	93.42	11.76	3.15	38.30
HCBC	High Country Bancorp, Inc.	17.0000	15.68	10.12	11.64	11.64	10.12	102.66	102.66	9.30	2.94	34.25
PHFC	Pittsburgh Financial Corp.	11.3500	15.99	28.38	36.61	34.39	28.38	74.43	74.97	3.84	3.17	116.13

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ASBP	ASB Financial Corp.	10.5000	16.08	13.13	13.82	14.38	13.13	107.36	107.36	11.60	4.57	61.84
PSFC	Peoples-Sidney Financial Corporation	11.0000	16.29	22.92	21.57	23.40	27.50	96.15	96.15	12.02	3.27	62.75
FFHS	First Franklin Corporation	10.3500	16.70	21.56	13.62	13.80	21.56	74.78	74.78	6.11	2.90	39.47
LOGN	Logansport Financial Corp.	16.2500	16.81	12.70	12.80	12.80	12.70	96.61	96.61	12.18	2.95	37.80
WHGB	WHG Bancshares Corporation	13.2500	17.03	110.42	40.15	40.15	110.42	100.76	101.07	10.37	2.72	109.09
GTPS	Great American Bancorp, Inc.	20.3000	17.60	14.10	16.24	16.24	14.10	94.86	94.86	10.46	2.17	35.20
GCFC	Grand Central Financial Corp.	10.2000	17.80	14.17	27.57	23.72	14.17	97.98	97.98	13.62	3.53	78.38
FDTR	Federal Trust Corporation	3.3500	18.12	11.96	15.95	15.95	11.96	100.00	100.00	6.10	0.00	0.00
HFBA	HFB Financial Corporation	14.0000	18.16	14.00	11.86	13.21	14.58	86.37	87.34	8.12	2.71	32.20
HLFC	Home Loan Financial Corporation	10.9800	18.23	11.44	12.20	12.34	11.44	93.29	93.29	14.61	4.37	47.22
MFLR	Mayflower Co-operative Bank	13.7700	18.61	14.34	13.91	12.99	14.97	127.38	128.57	10.59	4.36	60.61
FFWC	FFW Corporation	13.5100	18.78	10.55	9.19	8.89	9.13	84.38	89.06	7.91	4.15	35.10
FCB	Falmouth Bancorp, Inc.	20.7500	19.00	10.38	12.97	13.56	10.59	111.68	111.68	12.93	2.31	28.13
FNFI	First Niles Financial, Inc.	12.8500	19.49	16.91	18.9	21.78	20.08	106.64	106.64	20.65	3.74	66.18
RIVR	River Valley Bancorp	24.2500	19.54	9.19	10.97	11.02	9.33	111.65	111.85	10.50	2.47	20.36
GAFC	Greater Atlantic Financial Corp.	6.5000	19.55	18.06	130.00	NM	20.31	91.04	96.87	4.84	0.00	0
SMBC	Southern Missouri Bancorp, Inc.	16.7500	20.30	9.31	11.80	13.09	10.47	87.60	103.52	8.25	2.99	39.06
FKKY	Frankfort First Bancorp, Inc.	16.7100	20.82	14.92	14.16	14.16	14.92	114.69	114.69	14.28	6.70	91.53
NEIB	Northeast Indiana Bancorp, Inc.	13.4800	20.90	9.36	10.78	10.78	9.36	79.53	79.53	8.77	3.56	36.00
PBNC	PFS Bancorp, Inc.	13.5000	20.94	NA	NA	NA	NA	NA	NA	NA	0.00	NA
EFBC	Empire Federal Bancorp, Inc.	14.0500	21.18	16.73	17.13	17.13	16.73	72.95	72.95	14.26	3.27	55.49
UFBS	Union Financial Bancshares, Incorporated	11.0000	21.21	13.10	16.18	17.19	25.00	86.82	117.02	7.62	3.64	58.82
PEDE	Great Pee Dee Bancorp, Inc.	12.0100	21.33	14.30	18.48	21.07	18.77	84.46	90.57	17.52	4.16	70.18
FFBZ	First Federal Bancorp, Inc.	6.8100	21.34	8.11	8.62	8.41	8.11	109.84	109.84	9.30	2.64	22.78
FBSI	First Bancshares, Inc.	12.0000	21.36	11.11	12.24	12.24	11.54	83.92	86.08	9.26	1.33	16.33
FBTC	First BancTrust Corporation	14.6500	21.36	10.17	NA	NA	10.17	78.59	78.59	11.64	0.00	NA
SSFC	South Street Financial Corp.	6.9500	21.65	19.31	22.42	22.42	19.31	91.45	91.45	10.13	5.76	129.03
PTRS	Potters Financial Corporation	21.9500	21.92	32.28	13.47	14.63	21.11	165.29	165.29	14.91	2.19	27.61
ESBK	Elmira Savings Bank, FSB	25.1500	22.16	8.17	9.75	10.61	10.66	111.73	116.44	7.85	2.86	26.78
METF	Metropolitan Financial Corp.	2.8000	22.75	10.00	NM	NM	11.67	49.56	52.53	1.44	0.00	NM
PFED	Park Bancorp, Inc.	18.5000	22.77	17.13	14.68	16.37	13.6	83.33	83.33	9.34	2.59	37.21
WEFC	Wells Financial Corp.	19.5500	22.78	5.04	7.01	8.85	6.03	100.31	100.31	10.16	3.68	28.19
LSBI	LSB Financial Corp.	16.6000	22.92	10.12	10.51	10.51	10.12	96.18	96.18	7.96	2.41	24.68
MYST	Mystic Financial, Inc.	14.1400	22.99	13.60	21.42	15.37	14.14	84.17	84.17	7.90	2.26	50.00
BFFC	Big Foot Financial Corporation	15.2700	23.04	21.21	22.13	42.42	21.21	82.32	82.32	10.19	1.57	31.88
GSLA	GS Financial Corp.	15.0000	24.95	13.39	14.42	18.99	13.39	70.46	70.46	13.24	2.40	34.62
		40.0000	**>=15 - <25**	**13.39**	**13.91**	**14.27**	**13.60**	**93.29**	**96.15**	**10.19**	**2.92**	**37.80**

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FBEI	First Bancorp of Indiana, Inc.	13.9900	25.11	15.90	19.99	23.71	19.43	80.59	87.11	13.45	2.14	33.33
HMLK	Hemlock Federal Financial Corp.	24.8800	25.20	11.74	11.79	11.90	13.82	123.90	134.05	8.90	2.41	23.53
IPSW	Ipswich Bancshares, Inc.	13.2000	25.42	9.17	9.64	9.50	8.05	168.15	168.15	7.92	3.64	36.50
FBNW	FirstBank NW Corp.	17.6300	25.61	9.79	10.88	11.45	9.79	86.59	86.59	8.62	2.72	25.93
CNY	Carver Bancorp, Inc.	11.3000	25.95	4.09	9.91	21.73	9.11	78.97	80.03	5.77	0.00	4.39
CFFC	Community Financial Corporation	11.5000	26.20	10.27	11.86	11.06	10.27	100.52	100.79	10.54	2.78	32.99
HCBB	HCB Bancshares, Inc.	13.8700	26.20	24.77	26.17	26.17	24.77	80.92	81.35	8.68	2.02	47.17
MFBC	MFB Corp.	20.0000	26.80	7.58	9.35	9.26	7.58	76.54	76.54	6.49	2.10	18.69
CFSB	Citizens First Financial Corp.	17.6000	27.04	15.17	13.44	16.15	15.71	88.13	88.13	8.12	1.59	20.37
WSB	Washington Savings Bank, FSB	5.9900	27.38	7.49	7.49	9.98	8.81	90.90	90.90	9.69	1.67	12.50
DFBS	DutchFork Bancshares, Inc.	21.0000	27.77	9.05	7.84	22.58	9.72	81.40	81.40	11.10	0.00	0.00
BFSB	Bedford Bancshares, Inc.	13.8300	28.25	10.8	11.72	11.72	10.8	121.21	121.21	12.67	3.18	37.29
ANE	Alliance Bancorp of New England, Inc.	12.2000	28.54	14.52	9.84	8.84	8.97	130.76	131.04	7.61	2.46	21.74
FGHC	First Georgia Holding, Inc.	3.7500	28.93	23.44	17.05	17.05	23.44	144.79	148.22	12.01	2.67	40.91
FKFS	First Keystone Financial, Inc.	14.4000	29.38	12.41	12.20	12.41	12.41	95.62	95.62	5.99	2.50	27.12
ANA	Acadiana Bancshares, Inc.	24.9000	29.47	11.32	12.45	12.58	11.32	109.93	109.93	9.34	2.41	30
NHTB	New Hampshire Thrift Bancshares, Inc.	15.8010	30.39	10.68	13.39	13.74	10.97	106.05	186.77	6.16	4.05	54.24
CASH	First Midwest Financial, Inc.	13.3500	32.84	18.54	18.54	18.04	18.54	76.20	82.71	5.96	3.90	72.22
FSBI	Fidelity Bancorp, Inc.	16.8500	33.44	8.96	9.52	10.15	9.57	95.25	100.48	5.96	2.85	23.73
COOP	Cooperative Bankshares, Inc.	11.8000	33.46	10.54	11.57	12.29	11.35	100.94	100.94	7.51	1.69	24.69
WOFC	Western Ohio Financial Corporation	19.0300	34.52	16.99	17.62	17.95	19.03	79.36	79.36	10.25	5.25	94.34
NBN	Northeast Bancorp	13.4500	34.67	8.62	9.68	10.27	9.34	109.80	113.03	8.09	1.86	18.66
FFBI	First Federal Bancshares, Inc.	16.7500	35.31	18.21	16.92	17.82	19.03	78.64	78.64	15.00	1.91	26.26
EQSB	Equitable Bank	27.2600	35.70	9.74	13.56	13.56	9.74	127.68	127.68	7.60	0.00	0.00
LARL	Laurel Capital Group, Inc.	19.4500	37.84	13.14	12.08	11.93	12.47	141.97	141.97	14.57	3.70	39.20
SFBI	Security Financial Bancorp, Inc.	19.7000	38.00	37.88	28.97	28.97	37.88	101.70	101.70	18.58	0.00	0.00
HFBC	HopFed Bancorp, Inc.	10.7500	39.33	NM	26.88	14.73	12.22	88.84	88.84	14.48	4.09	110.00
UCBC	Union Community Bancorp	14.4000	40.02	14.40	15.48	15.48	14.40	89.61	89.61	21.24	4.17	64.52
WFI	Winton Financial Corporation	9.1000	40.45	8.13	9.78	10.71	9.48	107.69	108.33	8.35	4.07	36.56
FFHH	FSF Financial Corp.	18.0000	41.07	6.72	9.38	9.38	6.72	91.46	104.90	7.43	5.56	36.46
KNK	Kankakee Bancorp, Inc.	34.8600	42.40	12.27	13.31	15.63	14.77	103.72	116.74	8.76	1.38	19.51
ASBI	Ameriana Bancorp	13.7500	43.27	14.32	12.97	13.22	14.32	100.88	104.64	8.46	4.65	56.60
HFFC	HF Financial Corp.	11.8500	43.72	8.71	9.63	10.68	13.47	80.83	90.25	5.81	3.71	34.55
HARL	Harleysville Savings Financial Corporation	19.6000	43.77	11.14	11.01	11.33	11.14	125.32	125.32	7.63	2.65	27.53
WVFC	WVS Financial Corp.	16.2000	44.14	10.13	9.15	9.15	10.13	148.35	148.35	10.86	3.95	36.16
CEBK	Central Bancorp, Inc.	26.5000	44.30	11.62	16.88	20.70	22.84	114.22	121.67	10.36	1.51	26.14

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PFNC	Progress Financial Corporation	7.8500	45.01	19.63	78.50	NM	65.42	86.17	NA	5.29	NA	120.00
PCBI	Peoples Community Bancorp, Inc.	19.0000	47.19	19.00	16.67	NM	14.84	121.72	131.76	11.34	0.00	0.00
ABBK	Abington Bancorp, Inc.	15.7500	49.11	NM	16.58	11.33	17.90	125.40	133.02	6.38	2.54	42.11
		39.0000	**>=25 - <50**	**11.32**	**12.20**	**12.41**	**12.22**	**100.88**	**103.17**	**8.62**	**2.52**	**30.00**
HIFS	Hingham Institution for Savings	25.0000	51.18	9.77	10.16	10.33	9.77	152.63	152.63	13.25	2.40	30.89
TSH	Teche Holding Co.	21.7000	51.45	8.75	10.53	10.64	8.75	98.64	98.64	10.28	2.30	24.27
LSBX	LSB Corporation	12.2000	53.43	13.86	16.49	16.71	14.52	98.79	98.79	12.19	3.61	54.05
MBBC	Monterey Bay Bancorp, Inc.	16.1700	55.89	12.25	14.44	13.82	12.25	111.44	114.93	10.40	0.00	0.00
PVFC	PVF Capital Corp.	11.0900	57.81	8.15	8.66	8.94	8.94	117.23	117.23	8.57	2.67	21.81
PFDC	Peoples Bancorp	16.5500	57.87	10.34	11.91	12.63	13.35	99.94	105.82	12.10	3.63	43.18
THRD	TF Financial Corporation	21.4000	58.17	8.77	9.95	11.89	14.46	91.03	99.81	8.18	2.80	26.98
OTFC	Oregon Trail Financial Corp.	18.1500	58.71	11.34	13.44	16.65	9.65	99.56	99.73	14.64	2.20	35.71
FMCO	FMS Financial Corporation	8.7500	58.72	10.94	11.82	11.82	10.94	114.98	114.98	6.12	1.37	16.22
FBCI	Fidelity Bancorp, Inc.	29.0700	59.71	7.90	10.27	10.61	8.08	121.89	121.89	8.82	1.79	16.96
BYS	Bay State Bancorp, Inc.	38.2000	62.94	10.98	13.26	13.22	11.10	110.34	110.34	11.93	1.88	20.83
FMSB	First Mutual Bancshares, Inc.	13.5000	63.80	9.64	9.31	10.15	10.89	124.77	124.77	9.54	2.07	13.89
YFCB	Yonkers Financial Corporation	28.8200	64.23	15.01	16.10	17.15	16.01	150.81	150.81	11.25	1.39	20.67
EFC	EFC Bancorp, Inc.	14.0100	64.60	12.97	15.23	15.23	12.97	95.11	95.11	9.84	3.64	53.53
PBCI	Pamrapo Bancorp, Inc.	26.0000	67.02	13.27	14.77	14.77	13.27	143.25	143.25	12.71	5.54	80.97
HMNF	HMN Financial, Inc.	15.5900	68.54	27.84	11.38	9.34	7.95	96.47	102.97	9.67	3.59	30.67
TSBK	Timberland Bancorp, Inc.	15.4110	68.73	9.17	11.42	11.42	9.17	96.44	96.44	18.07	2.86	31.11
FBBC	First Bell Bancorp, Inc.	14.6000	69.47	8.11	9.61	10.90	10.43	103.11	103.11	8.10	3.29	34.53
MTXC	Matrix Bancorp, Inc.	10.7700	69.84	26.93	12.67	9.37	10.77	104.56	104.56	4.57	0.00	0.00
CFSL	Chesterfield Financial Corp.	16.8000	70.12	19.09	NA	NA	19.09	91.75	NA	19.32	0.00	NA
WRO	Woronoco Bancorp Inc.	18.8500	70.45	11.49	16.54	16.39	10.71	100.86	103.69	10.55	2.33	27.85
NMIL	NewMil Bancorp, Inc.	16.1800	71.05	13.48	13.37	13.37	13.48	140.45	172.13	11.70	3.09	36.36
PBKB	People's Bancshares, Inc.	22.1000	72.73	NM	47.02	10.38	8.37	186.18	192.34	7.94	NA	0.00
FFKY	First Federal Financial Corporation of Kentucky	19.4900	73.25	9.19	10.95	12.66	10.37	131.69	157.18	12.06	3.69	45.00
FFBH	First Federal Bancshares of Arkansas, Inc.	23.1000	73.27	11.11	14.71	14.09	11.11	101.45	101.45	10.53	1.90	27.39
FFLC	FFLC Bancorp, Inc.	20.8000	74.13	10.40	12.02	12.02	10.40	115.68	115.68	9.01	2.69	30.06
WRNB	Warren Bancorp, Inc.	10.1400	74.86	11.52	10.79	11.02	11.52	176.35	176.35	16.15	4.54	47.87
NEP	Northeast Pennsylvania Financial Corp.	17.0000	75.07	15.18	16.67	17.35	16.35	101.80	121.52	10.28	2.59	35.29
UPFC	United PanAm Financial Corp.	4.9000	76.30	9.42	10.65	10.21	9.42	100.82	100.82	11.06	0.00	0
ESBF	ESB Financial Corporation	10.8000	79.24	10.00	10.59	10.59	10.00	95.58	104.75	6.31	3.70	35.94
HOMF	Home Federal Bancorp	19.4500	86.58	7.97	9.05	8.88	7.97	113.74	115.84	10.04	2.83	25.58
FSFF	First SecurityFed Financial, Inc.	20.3150	86.63	10.16	12.16	13.63	12.39	107.32	107.49	20.65	2.56	33.99

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	LTM Core EPS (x)	Price/ Core (x)	Price/ Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LNCB	Lincoln Bancorp	16.8500	86.86	19.15	20.06	20.06	19.15	100.72	103.12	17.63	2.37	44.05
CAVB	Cavalry Bancorp, Inc.	12.5000	88.50	NA	NA	20.49	19.53	186.01	186.01	21.20	1.60	32.79
KFBI	Klamath First Bancorp, Inc.	13.0100	88.84	25.02	12.88	26.55	25.02	75.46	126.68	6.08	4.00	64.36
EBSI	Eagle Bancshares, Inc.	15.9300	90.43	12.85	51.39	31.24	12.85	107.93	107.93	7.87	NA	51.61
EVRT	EverTrust Financial Group, Inc.	17.1500	91.28	17.15	19.94	19.27	17.15	96.84	96.84	14.11	2.57	47.67
GAF	GA Financial, Inc.	17.0000	91.98	17.00	17.00	15.74	15.74	93.97	94.34	10.71	4.24	71.29
AHCI	Ambanc Holding Co., Inc.	21.5500	96.89	23.42	24.49	34.76	29.93	119.46	130.21	14.41	3.16	70.45
PROV	Provident Financial Holdings, Inc.	26.6500	99.03	9.52	9.83	9.83	9.52	98.78	98.81	9.33	0.00	0.00
CFCP	Coastal Financial Corporation	9.4000	99.78	10.22	10.68	10.80	9.79	176.03	176.03	13.17	2.13	21.95
CAFI	Camco Financial Corporation	12.8000	102.10	9.70	10.76	10.41	9.70	107.83	111.79	8.95	3.75	42.48
WSBI	Warwick Community Bancorp, Inc.	20.7012	103.34	12.32	16.69	15.80	12.32	128.18	NA	12.81	1.93	31.05
BFD	BostonFed Bancorp, Inc.	23.9000	106.37	11.06	11.66	12.65	12.71	111.73	137.99	7.23	2.51	28.29
HRZB	Horizon Financial Corp.	12.5000	107.79	10.08	11.68	11.90	10.08	108.32	108.98	14.46	3.84	43.39
MFSF	MutualFirst Financial, Inc.	16.2000	110.72	13.06	14.59	14.59	13.06	100.43	101.44	14.40	1.98	27.93
FAB	FIRSTFED AMERICA BANCORP, INC.	18.5000	115.07	6.80	8.73	8.89	6.80	88.86	89.68	6.77	3.03	22.64
HTHR	Hawthorne Financial Corporation	22.3000	119.52	7.74	10	9.7	7.43	99.24	99.24	6.44	0.00	0
ITLA	ITLA Capital Corporation	21.0500	124.21	8.49	7.97	7.97	8.49	92.73	92.81	8.73	0.00	0.00
		49.0000	**>=50 - <125**	**10.98**	**11.91**	**12.33**	**10.94**	**104.56**	**107.93**	**10.53**	**2.56**	**30.78**
PVSA	Parkvale Financial Corporation	22.0900	125.19	9.36	9.13	9.69	11.05	126.52	126.81	8.88	3.26	29.75
SUFI	Superior Financial Corp.	14.5000	128.52	9.80	10.28	10.66	10.07	102.04	186.86	7.71	2.76	0.00
MASB	MASSBANK Corp.	42.2000	132.82	12.56	12.56	17.09	17.30	115.58	116.70	13.68	3.13	37.50
BHL	Berkshire Hills Bancorp, Inc.	21.4500	137.82	19.15	15.89	19.32	107.25	98.94	107.09	13.36	2.24	31.85
NASB	NASB Financial, Inc.	17.0000	144.67	6.54	8.95	10.69	12.50	151.38	153.29	14.88	3.53	25.00
CTZN	Citizens First Bancorp, Inc.	16.8990	152.94	12.80	18.57	NA	15.65	104.12	104.12	17.45	1.89	NA
WSFS	WSFS Financial Corporation	17.3000	158.23	12.72	9.83	8.44	7.86	158.28	159.74	8.27	0.92	9.09
PORT	Port Financial Corp.	27.9400	162.15	9.70	16.34	20.25	15.52	124.68	124.68	14.25	1.43	14.04
QCBC	Quaker City Bancorp, Inc.	31.2000	162.87	8.13	9.10	9.10	8.13	140.10	140.79	11.64	0.00	0.00
STSA	Sterling Financial Corporation	15.7000	165.55	8.92	9.87	10.98	12.66	99.94	136.76	5.45	0.00	0.00
PFSB	PennFed Financial Services, Inc.	23.4000	175.18	12.72	13.76	13.76	12.72	146.25	154.35	9.69	1.03	11.76
CBSA	Coastal Bancorp, Inc.	30.0800	175.52	10.74	9.49	9.49	11.06	139.65	167.86	6.76	1.60	14.51
MDBK	Medford Bancorp, Inc.	23.3300	180.43	13.56	13.56	15.05	13.89	161.68	163.95	12.77	2.57	31.40
CITZ	CFS Bancorp, Inc.	13.5500	184.63	28.23	17.60	20.85	28.23	107.80	107.80	11.51	2.66	46.75
FESX	First Essex Bancorp, Inc.	26.4000	198.89	12.22	12.11	12.11	12.22	158.84	183.33	12.49	3.33	37.61
STFR	St. Francis Capital Corporation	22.4300	205.98	9.04	11.00	11.27	9.04	132.64	144.43	9.36	2.67	22.06
FFIC	Flushing Financial Corporation	16.5000	222.55	13.31	14.10	14.10	13.31	166.84	171.88	14.96	1.94	26.21
FPFC	First Place Financial Corp.	16.5000	241.59	12.13	13.98	13.52	12.13	126.83	142.61	14.56	3.03	42.37

Exhibit 9

Industry Multiples by Size

Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	LTM Core EPS (x)	Price/ Core EPS (x)	Price/ Core Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
UCFC	United Community Financial Corp.	7.3500	262.16	10.81	15.31	15.00	10.81	100.14	111.20	13.48	4.08	62.50
OCFC	OceanFirst Financial Corp.	26.6500	262.79	12.57	14.41	13.46	9.94	179.10	181.29	14.90	3.60	45.41
TRYF	Troy Financial Corporation	27.1000	264.77	19.93	22.97	23.16	19.93	159.69	196.80	23.94	1.77	33.90
SBMC	Connecticut Bancshares, Inc.	28.3800	318.87	15.10	23.85	18.31	15.77	135.47	157.49	13.03	1.83	35.29
FTFC	First Federal Capital Corp.	15.9500	322.20	8.14	10.56	10.56	8.14	167.54	192.40	11.86	3.01	31.13
FFCH	First Financial Holdings, Inc.	25.3900	340.25	12.95	14.34	14.43	12.95	211.76	NA	14.67	2.68	35.88
HRBT	Hudson River Bancorp, Inc.	23.4994	357.79	16.79	18.80	18.50	16.79	141.82	172.53	18.67	1.70	25.60
BKUNA	BankUnited Financial Corporation	15.3900	370.83	14.80	16.55	19.99	19.24	129.55	143.16	7.36	0.00	0.00
PFB	PFF Bancorp, Inc.	28.1200	371.77	9.76	11.07	10.94	9.90	129.76	130.37	12.50	1.14	10.24
FBC	Flagstar Bancorp, Inc.	19.5000	373.23	3.72	5.16	5.16	3.72	128.29	128.29	5.57	1.44	7.23
NTBK	NetBank, Inc.	13.2100	383.29	33.03	60.05	NM	NM	150.11	NA	13.31	0.00	0.00
OCN	Ocwen Financial Corporation	5.8750	394.52	NM	41.96	NM	NM	80.04	81.94	11.71	0.00	0.00
ABCW	Anchor BanCorp Wisconsin Inc.	17.7500	441.01	11.99	12.68	12.86	11.38	169.86	169.86	12.32	1.86	22.50
SCFS	Seacoast Financial Services Corporation	18.2500	443.82	11.7	13.93	14.37	13.04	145.19	164.71	13.26	2.19	25.95
FED	FirstFed Financial Corp.	25.7000	444.47	8.80	9.02	9.02	8.80	136.48	142.07	9.40	0.00	0.00
DCOM	Dime Community Bancshares, Inc.	29.5000	507.32	13.41	15.95	16.12	13.41	208.04	273.15	18.25	2.03	28.65
BBX	BankAtlantic Bancorp, Inc.	10.7700	573.00	12.24	15.61	15.17	12.24	143.03	157.46	13.44	1.08	16.28
AMFH	American Financial Holdings, Inc.	25.8900	616.74	18.49	19.47	22.91	22.32	135.13	135.13	28.08	2.78	49.62
WES	Westcorp	17.6600	632.27	12.26	10.97	11.04	12.99	116.95	117.03	6.28	2.49	27.33
MAFB	MAF Bancorp, Inc.	30.2200	694.54	9.81	11.80	11.90	9.81	159.30	210.30	12.41	1.99	17.97
CFB	Commercial Federal Corporation	23.2800	1,079.43	12.13	43.92	25.58	41.57	149.90	203.14	8.61	1.37	56.60
SIB	Staten Island Bancorp, Inc.	18.5700	1,160.39	12.55	16.15	16.15	12.55	210.07	233.29	19.36	1.94	27.83
DSL	Downey Financial Corp.	45.0300	1,270.43	8.1	10.60	10.67	8.16	173.13	173.86	11.44	0.80	8.47
ICBC	Independence Community Bank Corp.	25.8500	1,508.93	12.93	16.36	16.79	13.46	171.42	219.81	19.79	1.70	22.15
WBST	Webster Financial Corporation	32.5900	1,601.78	11.01	12.16	12.44	11.64	159.13	233.29	13.51	2.09	25.00
WFSL	Washington Federal, Inc.	28.0000	1,614.25	11.48	13.08	13.27	11.67	183.49	191.26	23.09	3.43	44.39
RSLN	Roslyn Bancorp, Inc.	19.5000	1,698.77	13.54	15.23	14.89	13.18	298.62	299.08	19.44	2.46	35.94
ASFC	Astoria Financial Corporation	28.5200	2,588.67	11.69	12.14	11.98	11.69	173.48	198.06	11.42	2.38	25.96
NYCB	New York Community Bancorp, Inc.	27.1000	2,760.01	15.76	20.22	20.85	16.52	269.65	NM	29.98	2.36	40.13
SOV	Sovereign Bancorp, Inc.	12.5500	3,163.23	11.21	27.89	12.43	11.21	141.01	361.67	8.92	0.80	22.22
GSB	Golden State Bancorp Inc.	28.0300	3,805.24	9.22	9.84	10.42	9.22	156.86	209.02	6.74	1.43	14.04
GPT	GreenPoint Financial Corporation	42.1000	4,199.98	NM	NM	9.63	8.29	228.93	300.71	20.81	2.38	NM
CF	Charter One Financial, Inc.	28.8700	6,476.69	12.23	13.06	15.36	15.69	221.23	251.26	16.97	2.77	34.05
GDW	Golden West Financial Corporation	61.3000	9,534.10	10.64	12.09	12.41	11.19	222.50	222.50	16.27	0.47	5.13
WM	Washington Mutual, Inc.	32.8500	31,798.80	8.47	9.15	13.25	28.32	199.70	239.43	11.83	2.92	24.98
		53	**> 125**	**12.13**	**13.66**	**13.37**	**12.50**	**149.90**	**166.29**	**13.03**	**1.99**	**25.60**

Exhibit 9
Industry Multiples by Size
Pricing Data as of February 5, 2002

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
		31.00	<15	12.20	13.59	14.12	12.85	82.30	82.64	7.91	3.16	32.32
		40.00	>=15 - <25	13.39	13.91	14.27	13.60	93.29	96.15	10.19	2.92	37.80
		39.00	>=25 - <50	11.32	12.20	12.41	12.22	100.88	103.17	8.62	2.52	30.00
		49.00	>=50 - <125	10.98	11.91	12.33	10.94	104.56	107.93	10.53	2.56	30.78
		53.00	> 125	12.13	13.66	13.37	12.50	149.90	166.29	13.03	1.99	25.60
	ALL Standard Nationally			11.96	13.17	13.22	12.32	101.80	105.82	10.28	2.54	31.08

Exhibit 10
Industry Pink Sheet Multiples
Pricing Data as of February 5, 2002

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market			Price/	Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	LTM EPS	LTM Core EPS	Core	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
AFBA	Allied First Bancorp, Inc.	11.8700	NA	NA	NM	NA	NA	NA	NA	NA	0.00	NA
AKPB	Alaska Pacific Bancshares Inc.	10.6000	6.61	66.25	NM	66.25	13.95	51.48	51.48	4.33	1.89	NM
ALGC	Algiers Bancorp, Inc.	8.4500	4.28	NM	NM	NM	NM	62.78	62.78	8.19	0.00	NM
BAFI	BancAffiliated, Inc.	10.0000	2.65	9.26	NA	NA	9.26	56.59	56.59	6.31	0.00	NA
BCSF	Bryan-College Station Financial Holding Co.	5.0000	2.36	NM	NM	NM	NM	276.24	276.24	2.82	0.00	NM
BKMD	American Bank	7.3500	14.48	15.31	17.09	17.93	16.70	102.94	102.94	9.14	2.18	4.88
BNKP	BankPlus, FSB	20.2500	22.83	36.16	22.75	22.75	36.16	136.27	136.27	8.28	0.00	0.00
BUCS	BUCS Financial Corp	16.8000	6.81	16.15	NA	NA	16.15	70.77	70.77	8.06	0.00	NA
CAFN	Carnegie Financial Corporation	14.0000	3.15	15.91	21.54	25.45	15.91	106.14	106.14	11.47	0.00	30.77
CBCB	CBCT Bancshares, Inc.	12.4100	3.49	8.86	11.08	14.43	12.41	61.74	61.74	9.45	0.00	0.00
CDLC	Coddle Creek Financial Corp.	30.0000	20.97	NM	NM	NM	31.25	101.15	101.15	13.75	3.33	NM
CECB	Cecil Bancorp, Inc.	17.5000	11.03	13.67	15.63	15.63	13.67	91.82	113.86	8.62	2.29	35.71
CLOV	Clover Leaf Financial Corp.	13.1000	8.66	NA	NM	NA	NA	NA	NA	NA	0.00	NM
CSFC	City Savings Financial Corp.	13.0000	7.22	NA	NM	NA	NA	NA	NA	NA	0.00	NA
EBDC	Ebank.com Inc.	2.3500	3.45	NM	NM	NM	NM	183.59	183.59	3.74	0.00	NM
ESDF	East Side Financial, Incorporated	30.5000	8.93	13.86	13.56	18.05	13.86	70.96	70.96	10.84	1.64	22.22
ETFS	East Texas Financial Services, Inc.	12.5000	14.53	14.88	19.84	24.04	13.59	81.12	92.32	6.86	1.60	31.75
FCPB	First Capital Bancshares, Inc.	8.5000	4.79	NM	NM	NM	NM	122.13	122.13	18.76	0.00	NM
FFFB	First Federal Financial Bancorp, Incorporated	14.0000	6.23	17.50	20.59	20.59	17.50	70.92	70.92	8.98	2.00	41.18
FFOL	First Federal of Olathe Bancorp, Inc.	21.5500	11.33	13.81	12.39	12.39	13.81	79.52	79.52	19.82	1.86	22.99
FNSW	Farnsworth Bancorp, Inc.	12.1000	4.37	21.61	80.67	NM	NM	77.07	77.07	6.47	0.00	0.00
FPBF	FPB Financial Corp.	14.7500	4.72	8.38	11.09	11.09	8.38	67.41	67.41	6.68	2.03	20.68
GLBP	Globe Bancorp, Inc.	11.4500	3.48	35.78	47.71	NA	NA	54.78	54.78	11.85	0.00	NA
HBBI	Home Building Bancorp, Inc.	14.8000	4.40	10.28	11.84	12.13	10.28	64.10	64.10	8.93	2.16	24.80
HFSK	HFS Bank, FSB	12.1250	22.23	12.63	11.77	11.77	12.63	128.58	128.58	10.17	2.97	33.01
IBLB	IBL Bancorp Inc.	12.5000	2.64	13.59	12.14	12.14	13.59	66.60	66.60	7.95	1.84	19.42
IDVB	Indian Village Bancorp Inc.	14.0000	5.63	10.00	11.67	20.59	17.50	61.86	61.86	7.44	2.14	34.38
KSAV	KS Bancorp, Inc.	16.4000	18.64	10.00	14.39	17.45	19.52	111.79	111.79	11.58	3.90	56.14
LNXC	Lenox Bancorp, Incorporated	9.4000	3.32	117.50	NM	NM	117.50	60.84	60.84	5.10	0.00	NM
LWFH	Lawrence Financial Holdings, Inc.	15.9500	12.37	NM	19.94	NA	15.34	77.88	77.88	9.19	1.76	0.00
MAFN	Massachusetts Fincorp, Inc.	18.0000	9.43	11.84	11.92	11.61	10.71	96.05	96.05	7.82	0.00	0.00
MCPH	Midland Capital Holdings Corp.	16.2000	5.90	7.23	10.95	10.95	7.23	59.08	59.08	4.00	2.96	25.00
MIVI	Mississippi View Holding Company	15.9000	8.06	15.29	6.41	10.74	15.29	79.26	79.26	11.54	1.01	6.45
MTUC	Mutual Community Savings Bank, Incorporated, SSB	10.3000	3.73	11.2	19.07	25.75	19.81	42.95	48.11	5.02	0.00	50
NTNY	Nittany Financial Corp.	11.2500	12.75	140.63	86.54	93.75	NM	145.54	161.64	11.18	0.00	0.00
NWIN	NorthWest Indiana Bancorp	21.4500	58.52	11.17	12.54	12.77	11.41	163.12	163.12	13.28	4.85	60.82
PBKO	Peoples Bankcorp, Inc.	20.0000	2.64	27.78	21.98	21.98	27.78	85.73	85.73	9.31	0.25	5.49
PFOH	Perpetual Federal Savings Bank	16.7500	40.78	8.72	9.74	10.15	9.52	90.79	90.79	14.02	4.18	51.52
PFSI	PFSB Bancorp Inc.	12.9900	5.42	16.24	49.96	54.13	16.24	59.29	59.29	7.73	2.31	115.38
POHF	Peoples Ohio Financial Corp.	3.1000	23.06	9.69	9.69	9.69	9.69	105.80	105.80	10.72	1.94	14.06
QTMB	Quitman Bancorp, Inc.	12.4500	6.32	11.97	21.47	21.10	11.97	94.82	94.82	9.74	0.00	503.45
SCYT	Security Bancorp, Inc.	19.0500	8.17	8.50	8.94	9.20	8.21	91.85	91.85	9.68	1.57	14.49
SELO	Steelton Bancorp, Incorporated	17.0000	5.38	25	26.15	26.56	25	94.55	94.55	9.10	1.01	24.35
SFBK	SFB Bancorp, Inc.	12.6100	7.35	14.33	15.76	15.76	14.33	63.27	63.27	12.92	1.59	25.00
SFDL	Security Federal Corporation	32.0000	53.49	24.24	24.62	27.83	24.24	211.64	215.20	14.90	0.25	6.15
SFSH	SFSB Holding Company	14.1000	7.83	39.17	18.55	67.14	176.25	93.25	93.25	13.66	2.84	39.47
STUR	Sturgis Bancorp, Inc.	8.3000	25.74	8.30	9.54	9.54	8.30	91.71	112.77	9.24	3.37	28.74

Exhibit 10
Industry Pink Sheet Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
SVBC	Sistersville Bancorp, Inc.	15.9000	7.32	23.38	29.44	29.44	23.38	81.25	81.25	19.97	2.52	74.07
UMBR	Umbrella Bancorp, Incorporated	8.0000	13.51	NM	4.82	NM	NM	68.97	68.97	2.31	2.50	9.04
WBIO	Washington Bancorp	18.7500	9.59	7.56	8.26	8.48	7.56	82.16	90.54	8.19	2.67	22.03
WPBC	Wyman Park Bancorporation, Inc.	8.5000	6.99	13.28	16.35	16.35	13.28	78.63	78.63	10.22	0.00	0.00
WTWN	West Town Bancorp, Incorporated	12.0000	2.45	150.00	150.00	150.00	150.00	59.58	59.58	4.42	0.00	0.00
	All Fully Converted Average		11.18	25.40	23.71	26.10	25.10	92.58	94.36	9.46	1.33	37.27
	All Fully Converted Median		7.22	13.84	15.70	17.45	13.95	81.12	81.25	9.14	1.58	22.99

Exhibit 10
Industry Pink Sheet Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
AJSB	AJS Bancorp, Inc. (MHC)	13.5900	32.71	NA	NA	NA	NA	NA	NA	NA	0.00	NM
ALMG	Alamogordo Financial Corp. (MHC)	25.0000	32.31	52.08	40.32	40.32	52.08	118.20	118.20	20.26	2.40	75.81
ALPN	Alpena Bancshares, Inc. (MHC)	13.2000	21.67	22	13.07	21.29	23.57	106.19	117.65	8.77	3.79	49.51
ASFE	AF Bankshares, Inc. (MHC)	14.5000	15.22	NM	58.00	76.32	NM	116.84	134.76	9.29	1.38	80.00
EBMT	Eagle Bancorp (MHC)	18.0000	21.66	9.57	13.74	13.74	9.57	105.39	105.39	12.26	2.22	25.95
EKAB	Eureka Bank (MHC)	16.0000	19.83	25.00	27.59	27.59	25.00	106.52	106.52	26.78	3.38	68.10
JFSZ	Jefferson FS&LA of Morristown (MHC)	22.0000	41.00	21.15	19.30	19.47	22.00	131.26	131.26	15.46	2.27	61.40
LBTM	Liberty Savings Bank, FSB (MHC)	14.6000	19.51	NM	34.76	50.34	NM	100.27	100.27	10.18	5.48	190.48
MSVB	Mid-Southern Savings Bank, FSB (MHC)	13.2500	19.22	33.13	28.80	28.80	33.13	147.39	147.39	20.96	3.77	101.09
OCSB	Oswego County Bancorp, Inc. (MHC)	18.0000	15.35	12.16	13.33	13.74	12.16	93.75	NA	9.42	2.67	22.96
ROEB	Roebling Financial Corp, Inc. (MHC)	17.2500	7.34	17.97	18.55	18.55	17.97	122.86	122.86	10.04	0.00	0.00
SERC	Service Bancorp Inc. (MHC)	14.2000	23.35	14.79	18.93	30.21	20.88	117.36	117.36	8.95	0.00	0.00
WAKE	Wake Forest Bancshares, Inc. (MHC)	15.5000	17.90	17.61	16.85	15.66	21.53	123.02	123.02	19.18	3.10	48.48
WFSM	Westborough Financial Services, Inc. (MHC)	20.0000	31.63	23.81	23.53	39.22	21.74	117.51	117.51	14.01	1.00	22.22
	All MHC's Average		22.76	22.66	25.14	30.40	23.60	115.89	120.18	14.27	2.247	57.38
	All MHC's Median		20.75	21.15	19.30	27.59	21.74	117.36	117.93	12.26	2.335	49.51

Exhibit 10
Industry Pink Sheet Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Step Conversions											
	None											
	All Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	All Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut											
	None											
	Connecticut Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's											
	None											
	Connecticut MHC's Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 10
Industry Pink Sheet Multiples
Pricing Data as of February 5, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut Second Steps											
	None											
	Connecticut Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Comparable Group											
AJSB	AJS Bancorp, Inc. (MHC)	13.5900	32.71	NA	NA	NA	NA	NA	NA	NA	0.00	NM
ALPN	Alpena Bancshares, Inc. (MHC)	13.2000	21.67	22.00	13.07	21.29	23.57	106.19	117.65	8.77	3.79	49.51
ASFE	AF Bankshares, Inc. (MHC)	14.5000	15.22	NM	58.00	76.32	NM	116.84	134.76	9.29	1.38	80.00
EBMT	Eagle Bancorp (MHC)	18.0000	21.66	9.57	13.74	13.74	9.57	105.39	105.39	12.26	2.22	25.95
EKAB	Eureka Bank (MHC)	16.0000	19.83	25.00	27.59	27.59	25.00	106.52	106.52	26.78	3.38	68.10
OCSB	Oswego County Bancorp, Inc. (MHC)	18.0000	15.35	12.16	13.33	13.74	12.16	93.75	NA	9.42	2.67	22.96
ROEB	Roebling Financial Corp, Inc. (MHC)	17.2500	7.34	17.97	18.55	18.55	17.97	122.86	122.86	10.04	0.00	0.00
SERC	Service Bancorp Inc. (MHC)	14.2000	23.35	14.79	18.93	30.21	20.88	117.36	117.36	8.95	0.00	0.00
WAKE	Wake Forest Bancshares, Inc. (MHC)	15.5000	17.90	17.61	16.85	15.66	21.53	123.02	123.02	19.18	3.10	48.48
	Comparable Average		19.448	17.014	22.508	27.138	18.669	111.491	118.223	13.086	1.838	36.875
	Comparable Median		19.830	17.610	17.700	19.920	20.880	111.680	117.650	9.730	2.220	37.215
	All Fully Converted Average		11.18	25.40	23.71	26.10	25.10	92.58	94.36	9.46	1.335	37.27
	All Fully Converted Median		7.22	13.84	15.70	17.45	13.95	81.12	81.25	9.14	1.580	22.99
	All Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	All Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	All MHC's Average		22.76	22.66	25.14	30.40	23.60	115.89	120.18	14.27	2.247	57.38
	All MHC's Median		20.75	21.15	19.30	27.59	21.74	117.36	117.93	12.26	2.335	49.51
	Connecticut Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut MHC's Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 11
Standard Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)
AFBA	Allied First Bancorp, Inc.	12/31/2001	10.0000	6,094	82,195	9,525	63.98	63.98	7.50	6.90	19.00	18.50	19.20	NA
CSFC	City Savings Financial Corp.	12/28/2001	10.0000	5,555	66,253	9,517	58.37	58.37	9.10	7.70	22.00	22.50	27.50	NA
CLOV	Clover Leaf Financial Corp.	12/28/2001	10.0000	6,613	87,752	11,652	56.75	NA	29.60	7.00	25.00	30.00	31.00	NA
PBNC	PFS Bancorp, Inc.	10/12/2001	10.0000	15,209	113,387	26,475	57.45	57.45	16.20	11.80	21.50	24.50	24.50	36.10
Q4'01	**Average**						**59.14**	**59.93**	**15.60**	**8.35**	**21.88**	**23.88**	**25.55**	**36.10**
	Median						**57.91**	**58.37**	**12.65**	**7.35**	**21.75**	**23.50**	**26.00**	**36.10**
GLBP	Globe Bancorp, Inc.	07/10/2001	10.0000	3,042	24,797	5,625	54.08	54.08	26.60	10.90	13.12	10.60	11.00	8.50
Q3'01	**Average**						**54.08**	**54.08**	**26.60**	**10.90**	**13.12**	**10.60**	**11.00**	**8.50**
	Median						**54.08**	**54.08**	**26.60**	**10.90**	**13.12**	**10.60**	**11.00**	**8.50**
BAFI	BancAffiliated, Inc.	06/01/2001	10.0000	2,645	28,031	4,415	59.91	59.91	11.30	8.60	NA	NA	7.50	7.50
CFSL	Chesterfield Financial Corp.	05/02/2001	10.0000	43,047	305,480	71,863	59.90	60.47	11.00	12.40	36.50	39.90	43.50	57.00
FBTC	First BancTrust Corporation	04/19/2001	10.0000	15,209	170,466	25,599	59.41	59.41	10.40	8.20	13.20	12.90	21.10	31.00
Q2'01	**Average**						**59.74**	**59.93**	**10.90**	**9.73**	**24.85**	**26.40**	**24.03**	**31.83**
	Median						**59.90**	**59.91**	**11.00**	**8.60**	**24.85**	**26.40**	**21.10**	**31.00**
BUCS	BUCS Financial Corp	03/15/2001	10.0000	4,051	70,370	8,942	45.30	45.30	13.40	5.4	NA	36.25	36.88	52.50
CTZN	Citizens First Bancorp, Inc.	03/07/2001	10.0000	88,211	741,570	137,363	64.22	64.22	9.60	10.6	38.13	35.00	32.50	50.60
Q1'01	**Average**						**54.76**	**54.76**	**11.50**	**8.00**	**38.13**	**35.63**	**34.69**	**51.55**
	Median						**54.76**	**54.76**	**11.50**	**8.00**	**38.13**	**35.63**	**34.69**	**51.55**
2001 YTD	**Average**						**57.94**	**58.13**	**14.47**	**8.95**	**23.56**	**25.57**	**25.47**	**34.74**
	Median						**58.89**	**59.41**	**11.15**	**8.40**	**21.75**	**24.50**	**26.00**	**36.10**
LWFH	Lawrence Financial Holdings, Inc.	12/29/2000	10.0000	7,758	113,865	14,369	53.99	53.99	9.20	6.40	10.00	10.94	12.50	15.00
Q4'00	**Average**						**53.99**	**53.99**	**9.20**	**6.40**	**10.00**	**10.94**	**12.50**	**15.00**
	Median						**53.99**	**53.99**	**9.20**	**6.40**	**10.00**	**10.94**	**12.50**	**15.00**
FFBI	First Federal Bancshares, Inc.	09/28/2000	10.0000	22,425	213,187	42,776	52.42	52.42	10.70	9.5	26.88	27.50	26.88	33.75
CBCB	CBCT Bancshares, Inc.	09/25/2000	10.0000	2,810	42,833	5,092	55.19	55.19	11.10	6.2	0.00	2.50	2.19	1.88
DFBS	DutchFork Bancshares, Inc.	07/06/2000	10.0000	15,606	211,151	29,613	52.70	52.70	10.40	6.9	0.00	0.00	3.13	21.88
Q3'00	**Average**						**53.44**	**53.44**	**10.73**	**7.53**	**8.96**	**10.00**	**10.73**	**19.17**
	Median						**52.70**	**52.70**	**10.70**	**6.90**	**0.00**	**2.50**	**3.13**	**21.88**
BHL	Berkshire Hills Bancorp, Inc.	06/28/2000	10.0000	71,050	841,651	147,702	48.10	48.10	9.50	7.8	23.13	26.25	28.13	41.25
FFOL	First Federal of Olathe Bancorp, Inc.	04/12/2000	10.0000	5,563	46,245	13,404	41.50	41.50	6.50	10.7	26.25	32.50	26.25	37.50
PORT	Port Financial Corp.	04/12/2000	10.0000	74,428	721,813	141,807	52.49	52.49	11.50	9.3	10.00	7.50	21.25	33.75
Q2'00	**Average**						**47.36**	**47.36**	**9.17**	**9.27**	**19.79**	**22.08**	**25.21**	**37.50**
	Median						**48.10**	**48.10**	**9.50**	**9.30**	**23.13**	**26.25**	**26.25**	**37.50**
PCBI	Peoples Community Bancorp, Inc.	03/30/2000	10.0000	11,900	90,299	30,457	39.07	39.07	13.80	11.6	14.38	14.38	5.63	5.00
SBMC	Connecticut Bancshares, Inc.	03/02/2000	10.0000	104,000	1,108,287	199,044	52.25	52.25	9.70	8.6	2.50	-0.63	8.13	37.50
SFBI	Security Financial Bancorp, Inc.	01/05/2000	10.0000	19,385	191,495	34,892	55.56	55.56	NA	9.2	-7.50	-10.00	-5.00	20.00
Q1'00	**Average**						**48.96**	**48.96**	**11.75**	**9.80**	**3.13**	**1.25**	**2.92**	**20.83**
	Median						**52.25**	**52.25**	**11.75**	**9.20**	**2.50**	**(0.63)**	**5.63**	**20.00**
2000	**Average**						**50.33**	**50.33**	**10.27**	**8.62**	**10.56**	**11.09**	**12.91**	**24.75**
	Median						**52.46**	**52.46**	**10.40**	**8.90**	**10.00**	**9.22**	**10.32**	**27.82**
MFSF	MutualFirst Financial, Inc.	12/30/1999	10.0000	55,958	490,035	93,093	60.11	60.11	10.70	10.2	-3.75	-5.63	-8.13	-10.00
AMFH	American Financial Holdings, Inc.	11/30/1999	10.0000	267,325	1,590,451	507,759	52.65	52.65	11.20	14.4	25.94	20.00	25.63	13.13
EVRT	EverTrust Financial Group, Inc.	10/04/1999	10.0000	85,963	452,089	131,334	65.45	65.45	22.10	16.0	9.38	5.00	0.00	-6.88
Q4'99	**Average**						**59.40**	**59.40**	**14.67**	**13.53**	**10.52**	**6.46**	**5.83**	**(1.25)**
	Median						**60.11**	**60.11**	**11.20**	**14.40**	**9.38**	**5.00**	**0.00**	**(6.88)**
SELO	Steelton Bancorp, Incorporated	07/09/1999	9.0700	3,850	41,511	6,776	56.82	56.82	24.40	8.5	5.63	6.25	5.00	10.00
IDVB	Indian Village Bancorp Inc.	07/02/1999	10.0000	4,456	40,024	8,566	52.02	52.02	18.10	10.0	NA	NA	5.00	17.50
AKPB	Alaska Pacific Bancshares Inc.	07/01/1999	10.0000	6,554	110,806	12,529	52.31	52.31	13.70	5.6	NA	NA	5.00	7.50
FPBF	FPB Financial Corp.	07/01/1999	10.0000	3,314	41,058	6,126	54.09	54.09	10.50	7.5	NA	NA	NA	17.50
Q3'99	**Average**						**53.81**	**53.81**	**16.68**	**7.90**	**5.63**	**6.25**	**5.00**	**13.13**
	Median						**53.20**	**53.20**	**15.90**	**8.00**	**5.63**	**6.25**	**5.00**	**13.75**

Exhibit 11
Standard Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)
FBEI	First Bancorp of Indiana, Inc.	04/07/1999	10.0000	22,724	108,964	34,254	66.34	66.34	17.40	17.3	-8.12	-8.13	-5.00	0.63
PFSI	PFSB Bancorp Inc.	04/01/1999	10.0000	5,590	59,476	10,432	53.59	53.59	16.50	8.6	NA	2.50	0.00	-7.50
Q2'99	**Average**						**59.97**	**59.97**	**16.95**	**12.95**	**(8.12)**	**(2.82)**	**(2.50)**	**(3.44)**
	Median						**59.97**	**59.97**	**16.95**	**12.95**	**(8.12)**	**(2.82)**	**(2.50)**	**(3.44)**
TRYF	Troy Financial Corporation	03/31/1999	10.0000	117,306	716,649	171,146	68.54	68.54	81.00	14.1	0.00	-5.63	1.88	5.63
WRO	Woronoco Bancorp Inc.	03/19/1999	10.0000	55,545	341,909	80,190	69.27	69.27	15.60	14.0	-4.37	-3.13	-10.00	-2.50
FPFC	First Place Financial Corp.	01/04/1999	10.0000	104,386	609,398	148,171	70.45	70.45	14.10	14.6	7.50	14.38	6.88	0.63
Q1'99	**Average**						**69.42**	**69.42**	**36.90**	**14.23**	**1.04**	**1.87**	**(0.41)**	**1.25**
	Median						**69.27**	**69.27**	**15.60**	**14.10**	**0.00**	**(3.13)**	**1.88**	**0.63**
1999	**Average**						**60.14**	**60.14**	**21.28**	**11.73**	**4.03**	**2.85**	**2.39**	**3.80**
	Median						**58.47**	**58.47**	**16.05**	**12.10**	**2.82**	**2.50**	**1.88**	**3.13**
1/1/1999 To	**Average**						**56.38**	**56.39**	**15.88**	**9.89**	**12.55**	**13.10**	**13.23**	**18.49**
2/5/2002	**Median**						**55.38**	**55.19**	**11.30**	**9.25**	**11.56**	**11.92**	**8.13**	**15.00**

Exhibit 11
Standard Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	To date (%)	Current Stock Price 2/5/2002	Current Price to: Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
AFBA	Allied First Bancorp, Inc.	18.70	11.8700	NA	NA	NM	NA	NA	NA	NA
CSFC	City Savings Financial Corp.	30.00	13.0000	NA	NA	NM	NA	NA	NA	NA
CLOV	Clover Leaf Financial Corp.	31.00	13.1000	NA	NA	NM	NA	NA	NA	NA
PBNC	PFS Bancorp, Inc.	35.00	13.5000	NA	NA	NA	NA	NA	NA	NA
Q4'01	**Average**	**28.68**	**12.87**	-	-	-	-	-	-	-
	Median	**30.50**	**13.05**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
GLBP	Globe Bancorp, Inc.	14.50	11.4500	54.78	54.78	47.71	35.78	NA	NA	11.85
Q3'01	**Average**	**14.50**	**11.45**	**54.78**	**54.78**	-	**35.78**	-	-	**11.85**
	Median	**14.50**	**11.45**	**54.78**	**54.78**	**0.00**	**35.78**	**0.00**	**0.00**	**11.85**
BAFI	BancAffiliated, Inc.	-	10.0000	56.59	56.59	NA	9.26	9.26	NA	6.31
CFSL	Chesterfield Financial Corp.	68.00	16.8000	91.75	NA	NA	19.09	19.09	NA	19.32
FBTC	First BancTrust Corporation	46.50	14.6500	78.59	78.59	NA	10.17	10.17	NA	11.64
Q2'01	**Average**	**38.17**	**13.82**	**75.64**	**67.59**	-	**12.84**	**12.84**	-	**12.42**
	Median	**46.50**	**14.65**	**78.59**	**67.59**	**0.00**	**10.17**	**10.17**	**0.00**	**11.64**
BUCS	BUCS Financial Corp	68.00	16.8000	70.77	70.77	NA	16.15	16.15	NA	8.06
CTZN	Citizens First Bancorp, Inc.	68.99	16.8990	104.12	104.12	18.57	12.80	15.65	NA	17.45
Q1'01	**Average**	**68.50**	**16.85**	**87.45**	**87.45**	**18.57**	**14.48**	**15.90**	-	**12.76**
	Median	**68.50**	**16.85**	**87.45**	**87.45**	**18.57**	**14.48**	**15.90**	**0.00**	**12.76**
2001 YTD	**Average**	**38.07**	**13.81**	**76.10**	**72.97**	**33.14**	**17.21**	**14.06**	-	**12.44**
	Median	**33.00**	**13.30**	**74.68**	**70.77**	**33.14**	**14.48**	**15.65**	**0.00**	**11.75**
LWFH	Lawrence Financial Holdings, Inc.	59.50	15.9500	77.88	77.88	19.94	NM	15.34	NA	9.19
Q4'00	**Average**	**59.50**	**15.95**	**77.88**	**77.88**	**19.94**	-	**15.34**	-	**9.19**
	Median	**59.50**	**15.95**	**77.88**	**77.88**	**19.94**	**0.00**	**15.34**	**0.00**	**9.19**
FFBI	First Federal Bancshares, Inc.	67.50	16.7500	78.64	78.64	16.92	18.21	19.03	17.82	15.00
CBCB	CBCT Bancshares, Inc.	24.10	12.4100	61.74	61.74	11.08	8.86	12.41	14.43	9.45
DFBS	DutchFork Bancshares, Inc.	110.00	21.0000	81.40	81.40	7.84	9.05	9.72	22.58	11.10
Q3'00	**Average**	**67.20**	**16.72**	**73.93**	**73.93**	**11.95**	**12.04**	**13.72**	**18.28**	**11.85**
	Median	**67.50**	**16.75**	**78.64**	**78.64**	**11.08**	**9.05**	**12.41**	**17.82**	**11.10**
BHL	Berkshire Hills Bancorp, Inc.	114.50	21.4500	98.94	107.09	15.89	19.15	107.25	19.32	13.36
FFOL	First Federal of Olathe Bancorp, Inc.	115.50	21.5500	79.52	79.52	12.39	13.81	13.81	12.39	19.82
PORT	Port Financial Corp.	179.40	27.9400	124.68	124.68	16.34	9.70	15.52	20.25	14.25
Q2'00	**Average**	**136.47**	**23.65**	**101.05**	**103.76**	**14.87**	**14.22**	**45.53**	**17.32**	**15.81**
	Median	**115.50**	**21.55**	**98.94**	**107.09**	**15.89**	**13.81**	**15.52**	**19.32**	**14.25**
PCBI	Peoples Community Bancorp, Inc.	90.00	19.0000	121.72	131.76	16.67	19.00	14.84	NM	11.34
SBMC	Connecticut Bancshares, Inc.	183.80	28.3800	135.47	157.49	23.85	15.1	15.77	18.31	13.03
SFBI	Security Financial Bancorp, Inc.	97.00	19.7000	101.70	101.70	28.97	37.88	37.88	28.97	18.58
Q1'00	**Average**	**123.60**	**22.36**	**119.63**	**130.32**	**23.16**	**23.99**	**22.83**	**23.64**	**14.32**
	Median	**97.00**	**19.70**	**121.72**	**131.76**	**23.85**	**19.00**	**15.77**	**23.64**	**13.03**
2000	**Average**	**104.13**	**20.41**	**96.17**	**100.19**	**16.99**	**16.75**	**26.16**	**19.26**	**13.51**
	Median	**103.50**	**20.35**	**90.17**	**91.55**	**16.51**	**15.10**	**15.43**	**18.82**	**13.20**
MFSF	MutualFirst Financial, Inc.	62.00	16.2000	100.43	101.44	14.59	13.06	13.06	14.59	14.40
AMFH	American Financial Holdings, Inc.	158.90	25.8900	135.13	135.13	19.47	18.49	22.32	22.91	28.08
EVRT	EverTrust Financial Group, Inc.	71.50	17.1500	96.84	96.84	19.94	17.15	17.15	19.27	14.11
Q4'99	**Average**	**97.47**	**19.75**	**110.80**	**111.14**	**18.00**	**16.23**	**17.51**	**18.92**	**18.86**
	Median	**71.50**	**17.15**	**100.43**	**101.44**	**19.47**	**17.15**	**17.15**	**19.27**	**14.40**
SELO	Steelton Bancorp, Incorporated	87.43	17.0000	94.55	94.55	26.15	25.00	25.00	26.56	9.10
IDVB	Indian Village Bancorp Inc.	40.00	14.0000	61.86	61.86	11.67	10.00	17.50	20.59	7.44
AKPB	Alaska Pacific Bancshares Inc.	6.00	10.6000	51.48	51.48	NM	66.25	13.95	66.25	4.33
FPBF	FPB Financial Corp.	47.50	14.7500	67.41	67.41	11.09	8.38	8.38	11.09	6.68
Q3'99	**Average**	**45.23**	**14.09**	**68.83**	**68.83**	**16.30**	**27.41**	**16.21**	**31.12**	**6.89**
	Median	**43.75**	**14.38**	**64.64**	**64.64**	**11.67**	**17.50**	**15.73**	**23.58**	**7.06**

Exhibit 11
Standard Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	To date (%)	Current Stock Price 2/5/2002	Current Price to: Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
FBEI	First Bancorp of Indiana, Inc.	39.90	13.9900	80.59	87.11	19.99	15.90	19.43	23.71	13.45
PFSI	PFSB Bancorp Inc.	29.90	12.9900	59.29	59.29	49.96	16.24	16.24	54.13	7.73
Q2'99	**Average**	**34.90**	**13.49**	**69.94**	**73.20**	**34.98**	**16.07**	**17.84**	**38.92**	**10.59**
	Median	**34.90**	**13.49**	**69.94**	**73.20**	**34.98**	**16.07**	**17.84**	**38.92**	**10.59**
TRYF	Troy Financial Corporation	171.00	27.1000	159.69	196.80	22.97	19.93	19.93	23.16	23.94
WRO	Woronoco Bancorp Inc.	88.50	18.8500	100.86	103.69	16.54	11.49	10.71	16.39	10.55
FPFC	First Place Financial Corp.	65.00	16.5000	126.83	142.61	13.98	12.13	12.13	13.52	14.56
Q1'99	**Average**	**108.17**	**20.82**	**129.13**	**147.70**	**17.83**	**14.52**	**14.26**	**17.69**	**16.35**
	Median	**88.50**	**18.85**	**126.83**	**142.61**	**16.54**	**12.13**	**12.13**	**16.39**	**14.56**
1999	**Average**	**72.30**	**17.09**	**94.58**	**99.85**	**20.58**	**19.50**	**16.32**	**26.01**	**12.86**
	Median	**63.50**	**16.35**	**95.70**	**95.70**	**19.47**	**16.07**	**16.70**	**21.75**	**12.00**
1/1/1999 To	**Average**	**71.55**	**17.10**	**91.19**	**95.00**	**20.11**	**18.08**	**19.54**	**23.31**	**13.00**
2/5/2002	**Median**	**66.25**	**16.63**	**86.58**	**87.11**	**16.92**	**15.90**	**15.65**	**19.79**	**12.44**

Exhibit 12
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.6	33.40	32.40	36.00	NA
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.6	32.00	29.10	32.50	NA
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.1	42.50	52.50	74.10	121.00
Q4'01	**Average**						**79.29**	**74.42**	**29.40**	**5.43**	**35.97**	**38.00**	**47.53**	**121.00**
	Median						**81.21**	**74.42**	**33.70**	**5.60**	**33.40**	**32.40**	**36.00**	**121.00**
2001 YTD	**Average**						**79.29**	**74.42**	**29.40**	**5.43**	**35.97**	**38.00**	**47.53**	**121.00**
	Median						**81.21**	**74.42**	**33.70**	**5.60**	**33.40**	**32.40**	**36.00**	**121.00**
BKMU	Bank Mutual Corporation (MHC)	11/02/2000	10.0000	61,410	1,759,170	263,231	84.87	88.59	14.30	3.4	1.25	1.09	-15.00	2.50
Q4'00	**Average**						**84.87**	**88.59**	**14.30**	**3.40**	**1.25**	**1.09**	**(15.00)**	**2.50**
	Median						**84.87**	**88.59**	**14.30**	**3.40**	**1.25**	**1.09**	**(15.00)**	**2.50**
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.2	0.00	2.50	3.75	3.75
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.0	6.25	0.00	6.25	3.91
Q2'00	**Average**						**53.71**	**53.71**	**12.55**	**2.60**	**3.13**	**1.25**	**5.00**	**3.83**
	Median						**53.71**	**53.71**	**12.55**	**2.60**	**3.13**	**1.25**	**5.00**	**3.83**
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.4	0.00	0.00	-15.00	-16.25
Q1'00	**Average**						**66.89**	**66.89**	**12.10**	**3.40**	**-**	**-**	**(15.00)**	**(16.25)**
	Median						**66.89**	**66.89**	**12.10**	**3.40**	**0.00**	**0.00**	**(15.00)**	**(16.25)**
2000	**Average**						**64.80**	**65.73**	**12.88**	**3.00**	**1.88**	**0.90**	**(5.00)**	**(1.52)**
	Median						**61.59**	**61.59**	**13.20**	**3.20**	**0.63**	**0.55**	**(5.63)**	**3.13**
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	7.0000	11,189	225,273	37,639	63.25	63.25	14.10	4.7	-7.14	-1.79	-12.50	-8.93
Q4'99	**Average**						**63.25**	**63.25**	**14.10**	**4.70**	**(7.14)**	**(1.79)**	**(12.50)**	**(8.93)**
	Median						**63.25**	**63.25**	**14.10**	**4.70**	**(7.14)**	**(1.79)**	**(12.50)**	**(8.93)**
OCSB	Oswego County Bancorp, Inc. (MHC)	07/14/1999	10.0000	3,995	110,866	14,541	61.02	61.02	25.1	3.5	2.50	8.75	1.25	1.25
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	10.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.6	23.75	21.56	28.75	35.00
Q3'99	**Average**						**72.91**	**72.91**	**18.20**	**5.05**	**13.13**	**15.16**	**15.00**	**18.13**
	Median						**72.91**	**72.91**	**18.20**	**5.05**	**13.13**	**15.16**	**15.00**	**18.13**
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.6	-2.81	-11.25	-4.06	4.38
Q2'99	**Average**						**92.55**	**92.55**	**15.40**	**6.60**	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**
	Median						**92.55**	**92.55**	**15.40**	**6.60**	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.6	8.3	1.26	2.50	-7.50	-13.75
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.7	5.4	20.00	19.38	21.88	7.50
EKAB	Eureka Bank (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.8	0.00	9.38	-5.00	-21.25
Q1'99	**Average**						**83.57**	**83.57**	**16.80**	**8.17**	**7.09**	**10.42**	**3.13**	**(9.17)**
	Median						**78.03**	**78.03**	**17.10**	**8.30**	**1.26**	**9.38**	**(5.00)**	**(13.75)**
1999	**Average**						**78.90**	**78.90**	**16.61**	**6.56**	**5.37**	**6.93**	**3.26**	**0.60**
	Median						**78.03**	**78.03**	**15.70**	**6.60**	**1.26**	**8.75**	**(4.06)**	**1.25**
1/1/1999 To	**Average**						**74.95**	**74.14**	**18.29**	**5.30**	**10.93**	**11.87**	**10.39**	**9.93**
2/5/2002	**Median**						**77.56**	**75.76**	**16.40**	**5.05**	**1.88**	**5.63**	**2.50**	**3.13**

Exhibit 12
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 2/5/2002

Ticker	Short Name	To date (%)	Current Stock Price 2/5/2002	Current Price to: Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
WFD	Westfield Financial Inc. (MHC)	38.40	13.8400	115.33	115.33	NA	NM	NA	NA	18.71
AJSB	AJS Bancorp, Inc. (MHC)	35.90	13.5900	NA	NA	NA	NA	NA	NA	NA
CHFN	Charter Financial Corp. (MHC)	131.00	23.1000	193.31	193.31	NA	144.38	NA	NA	51.17
Q4'01	**Average**	**68.43**	**16.84**	**154.32**	**154.32**	**-**	**144.38**	**-**	**-**	**34.94**
	Median	**38.40**	**13.84**	**154.32**	**154.32**	**0.00**	**144.38**	**0.00**	**0.00**	**34.94**
2001 YTD	**Average**	**68.43**	**16.84**	**154.32**	**154.32**	**-**	**144.38**	**-**	**-**	**34.94**
	Median	**38.40**	**13.84**	**154.32**	**154.32**	**0.00**	**144.38**	**0.00**	**0.00**	**34.94**
BKMU	Bank Mutual Corporation (MHC)	62.40	16.2400	119.32	148.04	17.28	15.62	15.62	17.28	12.48
Q4'00	**Average**	**62.40**	**16.24**	**119.32**	**148.04**	**17.28**	**15.62**	**15.62**	**17.28**	**12.48**
	Median	**62.40**	**16.24**	**119.32**	**148.04**	**17.28**	**15.62**	**15.62**	**17.28**	**12.48**
ALMG	Alamogordo Financial Corp. (MHC)	150.00	25.0000	118.20	118.20	40.32	52.08	52.08	40.32	20.26
EBMT	Eagle Bancorp (MHC)	125.00	18.0000	105.39	105.39	13.74	9.57	9.57	13.74	12.26
Q2'00	**Average**	**137.50**	**21.50**	**111.80**	**111.80**	**27.03**	**30.83**	**30.83**	**27.03**	**16.26**
	Median	**137.50**	**21.50**	**111.80**	**111.80**	**27.03**	**30.83**	**30.83**	**27.03**	**16.26**
WFSM	Westborough Financial Services, Inc. (MHC)	100.00	20.0000	117.51	117.51	23.53	23.81	21.74	39.22	14.01
Q1'00	**Average**	**100.00**	**20.00**	**117.51**	**117.51**	**23.53**	**23.81**	**21.74**	**39.22**	**14.01**
	Median	**100.00**	**20.00**	**117.51**	**117.51**	**23.53**	**23.81**	**21.74**	**39.22**	**14.01**
2000	**Average**	**109.35**	**19.81**	**115.11**	**122.29**	**23.72**	**25.27**	**24.75**	**27.64**	**14.75**
	Median	**112.50**	**19.00**	**117.86**	**117.86**	**20.41**	**19.72**	**18.68**	**28.25**	**13.25**
ROME	Rome Bancorp, Inc. (MHC)	153.57	17.7500	143.96	143.96	23.05	18.49	19.29	23.36	21.15
Q4'99	**Average**	**153.57**	**17.75**	**143.96**	**143.96**	**23.05**	**18.49**	**19.29**	**23.36**	**21.15**
	Median	**153.57**	**17.75**	**143.96**	**143.96**	**23.05**	**18.49**	**19.29**	**23.36**	**21.15**
OCSB	Oswego County Bancorp, Inc. (MHC)	80.00	18.0000	93.75	NA	13.33	12.16	12.16	13.74	9.42
HCBK	Hudson City Bancorp, Inc. (MHC)	205.50	30.5500	222.34	222.34	22.63	18.63	18.63	22.63	26.51
Q3'99	**Average**	**142.75**	**24.28**	**158.05**	**222.34**	**17.98**	**15.40**	**15.40**	**18.19**	**17.97**
	Median	**142.75**	**24.28**	**158.05**	**222.34**	**17.98**	**15.40**	**15.40**	**18.19**	**17.97**
CFFN	Capitol Federal Financial (MHC)	123.90	22.3900	169.11	169.11	21.95	19.99	19.99	21.95	19.18
Q2'99	**Average**	**123.90**	**22.39**	**169.11**	**169.11**	**21.95**	**19.99**	**19.99**	**21.95**	**19.18**
	Median	**123.90**	**22.39**	**169.11**	**169.11**	**21.95**	**19.99**	**19.99**	**21.95**	**19.18**
GOV	Gouverneur Bancorp Inc. (MHC)	66.00	8.3000	113.39	113.39	23.71	25.94	25.94	25.94	22.81
PBCP	Provident Bancorp, Inc. (MHC)	171.90	27.1900	212.59	212.59	25.90	21.24	26.14	29.24	24.76
EKAB	Eureka Bank (MHC)	60.00	16.0000	106.52	106.52	27.59	25.00	25.00	27.59	26.78
Q1'99	**Average**	**99.30**	**17.16**	**144.17**	**144.17**	**25.73**	**24.06**	**25.69**	**27.59**	**24.78**
	Median	**66.00**	**16.00**	**113.39**	**113.39**	**25.90**	**25.00**	**25.94**	**27.59**	**24.76**
1999	**Average**	**122.98**	**20.03**	**151.67**	**161.32**	**22.59**	**20.21**	**21.02**	**23.49**	**21.52**
	Median	**123.90**	**18.00**	**143.96**	**156.54**	**23.05**	**19.99**	**19.99**	**23.36**	**22.81**
1/1/1999 To 2/5/2002	**Average**	**107.40**	**19.28**	**140.82**	**147.14**	**23.00**	**32.24**	**22.38**	**25.00**	**21.50**
	Median	**111.95**	**18.00**	**118.20**	**131.08**	**23.05**	**20.62**	**19.99**	**23.36**	**20.26**

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	19.61						
	Mid	22.73	16.82	15.11	15.17	13.37	15.69	13.22
	Max	26.32						
	Smax	29.41						
Price-to-Book Ratio P/B	Min	48.92%						
	Mid	53.50%	92.56%	91.99%	140.19%	135.47%	113.94%	101.80%
	Max	57.47%						
	Smax	61.43%						
Price-to-Tangible Book Ratio P/TB	Min	48.92%						
	Mid	53.50%	93.80%	91.99%	165.82%	157.49%	121.15%	105.82%
	Max	57.47%						
	Smax	61.43%						
Price-to-Assets Ratio P/A	Min	8.38%						
	Mid	9.73%	10.73%	10.66%	14.79%	13.03%	10.93%	10.28%
	Max	11.05%						
	Smax	12.52%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2001		$	527	(1)
Pre-Conversion Book Value	B			
As of December 31, 2001		$	14,310	
Pre-Conversion Assets	A			
As of December 31, 2001		$	132,010	
Return on Money	R		1.39%	(2)
Conversion Expenses		$	462	
	X		3.30%	(3)
Proceeds Not Invested		$	1,680	(4)
Estimated ESOP Borrowings		$	1,120	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	112	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	560	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	112	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.95%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	14,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $14,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $14,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $14,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,400,000	$ 10	$ 14,000,000
Range:			
- Minimum	1,190,000	$ 10	11,900,000
- Maximum	1,610,000	10	16,100,000
- Super Maximum	1,851,500	10	18,515,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,190,000	1,400,000	1,610,000	1,851,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 11,900,000	$ 14,000,000	$ 16,100,000	$ 18,515,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,190,000	1,400,000	1,610,000	1,851,500
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 11,900,000	$ 14,000,000	$ 16,100,000	$ 18,515,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,190,000	1,400,000	1,610,000	1,851,500
Conversion Shares Offered		1,190,000	1,400,000	1,610,000	1,851,500
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 11,900	$ 14,000	$ 16,100	$ 18,515
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		11,900	14,000	16,100	18,515
Gross Proceeds		11,900	14,000	16,100	18,515
Less: Est. Conversion Expenses		462	462	462	462
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 11,438	$ 13,538	$ 15,638	$ 18,053
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 11,438	$ 13,538	$ 15,638	$ 18,053
Less: ESOP Adjustment	(3)	952	1,120	1,288	1,481
Less: MRP Adjustment	(3)	476	560	644	741
Net Proceeds Reinvested		$ 10,010	$ 11,858	$ 13,706	$ 15,831
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$ 139	$ 165	$ 191	$ 220
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	58	68	79	90
Less: MRP Adjustment	(7)	58	68	79	90
Pro-forma Net Income		23	29	33	40
Earnings Before Conversion		527	527	527	527
Earnings Excluding Adjustment		550	556	560	567
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 550	$ 556	$ 560	$ 567

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		11,438	13,538	15,638	18,053
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(952)	(1,120)	(1,288)	(1,481)
Less: MRP Adjustment	(2)	(476)	(560)	(644)	(741)
Pro-forma Net Worth		$ 24,320	$ 26,168	$ 28,016	$ 30,141
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 24,320	$ 26,168	$ 28,016	$ 30,141
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 24,320	$ 26,168	$ 28,016	$ 30,141
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		11,438	13,538	15,638	18,053
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(952)	(1,120)	(1,288)	(1,481)
Less: MRP Adjustment	(2)	(476)	(560)	(644)	(741)
Pro-forma Assets Excluding Adjustment		142,020	143,868	145,716	147,841
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 142,020	$ 143,868	$ 145,716	$ 147,841
Stockholder's Equity Per Share					
Net Worth at December 31, 2001		$ 12.03	$ 10.22	$ 8.89	$ 7.73
Estimated Net Proceeds		9.61	9.67	9.71	9.75
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		20.44	18.69	17.40	16.28
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 20.44	$ 18.69	$ 17.40	$ 16.28

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.48	$ 0.41	$ 0.35	$ 0.31
Incremental return Per Share	(8)	0.13	0.13	0.13	0.13
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.51	$ 0.44	$ 0.38	$ 0.34
Shares Utilized					
Shares Utilized		1,105	1,299	1,494	1,719
Pro-forma Ratios					
Price/EPS without Adjustment		19.61	22.73	26.32	29.41
Price/EPS with Adjustment		19.61	22.73	26.32	29.41
Price/Book Value per Share		48.92%	53.50%	57.47%	61.43%
Price/Tangible Book Value		48.92%	53.50%	57.47%	61.43%
Market Value/Assets		8.38%	9.73%	11.05%	12.52%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		1,190	1,400	1,610	1,852
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 11,900	$ 14,000	$ 16,100	$ 18,515
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(952)	(1,120)	(1,288)	(1,481)
Proceeds to Base Fee On		$ 10,948	$ 12,880	$ 14,812	$ 17,034
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		462	462	462	462
Total Expense		$ 462	$ 462	$ 462	$ 462
Shares Calculations					
Shares Outstanding (used for BV/Sh)		1,190	1,400	1,610	1,852
Less: New ESOP Adjustment		95	112	129	148
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	10	11	13	15
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,105	1,299	1,494	1,719
Actual number of shares for EPS		1,104,320	1,299,200	1,494,080	1,718,192
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,190,000	1,400,000	1,610,000	1,851,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	1,190,000	1,400,000	1,610,000	1,851,500
Exchange Shares	-	-	-	-
Conversion Shares	1,190,000	1,400,000	1,610,000	1,851,500
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 11,900,000	$ 14,000,000	$ 16,100,000	$ 18,515,000
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		95,200	112,000	128,800	148,120
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	47,600	56,000	64,400	74,060
Plus: New SOP 93-6 ESOP Shares	(2)	9,520	11,200	12,880	14,812
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,151,920	1,355,200	1,558,480	1,792,252
EPS		$ 0.48	$ 0.42	$ 0.37	$ 0.32
BV/Share		$ 19.65	$ 17.97	$ 16.73	$ 15.65
Voting Dilution		4.25%	4.33%	4.32%	4.29%

Option Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		95,200	112,000	128,800	148,120
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	119,000	140,000	161,000	185,150
Plus: New SOP 93-6 ESOP Shares	(2)	9,520	11,200	12,880	14,812
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,223,320	1,439,200	1,655,080	1,903,342
EPS		$ 0.45	$ 0.39	$ 0.34	$ 0.30
BV/Share		$ 19.49	$ 17.90	$ 16.73	$ 15.71
Voting Dilution		10.71%	10.79%	10.78%	10.76%

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$11,900,000	21.28						
Price-Core Earnings Ratio P/E	$14,000,000	25.00	27.14	19.92	31.16	31.16	30.83	28.26
	$16,100,000	28.57						
	$18,515,000	33.33						
	$11,900,000	64.27%						
Price-to-Book Ratio P/B	$14,000,000	72.41%	111.49%	111.68%	143.49%	143.49%	168.90%	152.51%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	64.27%						
Price-to-Tangible Book Ratio P/TB	$14,000,000	72.41%	118.22%	117.65%	163.74%	163.74%	181.34%	167.66%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	8.74%						
Price-to-Assets Ratio P/A	$14,000,000	10.22%	13.09%	9.73%	11.28%	11.28%	21.33%	18.95%
	$16,100,000	11.68%						
	$18,515,000	13.34%						

Valuation Parameters

Twelve Months Ended	Y		
Period Ended December 31, 2001		$	**527** (1)
Pre-Conversion Book Value	B		
As of December 31, 2001		$	**14,310**
Pre-Conversion Assets	A		
As of December 31, 2001		$	**132,010**
Return on Money	R		**1.39%** (2)
Conversion Expenses		$	462
	X		7.33% (3)
Proceeds Not Invested		$	756 (4)
Estimated ESOP Borrowings			**$504**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$50 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		**10** Years
Amort of MRP Amount	N		**5** Years
Estimated MRP Amount		$	**252** (6)
MRP Purchases	M		4.00%
MRP Expense		$	50
Foundation Amount		$	-
Foundation Amount	F		**0.00%**
Tax Rate	TAX		**38.95%**
Percentage Sold	PCT		**45.00%**
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $6,300,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $6,300,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $6,300,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $11,900,000 at 45%	**535,500**	**$10**	$5,355,000
Appraised Value - $14,000,000 at 45%	**630,000**	**$10**	$6,300,000
Appraised Value - $16,100,000 at 45%	**724,500**	**$10**	$7,245,000
Appraised Value - $18,515,000 at 45%	**833,175**	**$10**	$8,331,750

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		535,500	630,000	724,500	833,175
Conversion Proceeds		1,190	1,400	1,610	1,852
Shares Offered		536	630	725	833
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$5,355	$6,300	$7,245	$8,332
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Less: Est. Conversion Expenses		$462	$462	$462	$462
Less: Capital to MHC		$50	$50	$50	$50
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$4,843	$5,788	$6,733	$7,820
Estimated Income from Proceeds					
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Less: ESOP Adjustment	(3)	$428	$504	$580	$667
Less: MRP Adjustment	(3)	$214	$252	$290	$333
Net Proceeds Reinvested		$4,201	$5,032	$5,863	$6,820
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$58	$70	$82	$95
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$26	$31	$35	$41
Less: Amortization of MRP	(8)	$26	$31	$35	$41
Pro-forma Net Income		$6	$8	$12	$13
Earnings Before Conversion		$ 527	$ 527	$ 527	$ 527
Earnings Excluding Adjustment		$533	$535	$539	$540
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$533	$535	$539	$540

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Net Worth		$18,511	$19,342	$20,173	$21,130
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$18,511	$19,342	$20,173	$21,130
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$18,511	$19,342	$20,173	$21,130
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Assets Excluding Adjustment		136,211	137,042	137,873	138,830
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$136,211	$137,042	$137,873	$138,830
Per Share Data		2.88%	2.77%	2.67%	2.56%
Net Worth at December 31, 2001		$12.03	$10.22	$8.89	$7.73
Estimated Net Proceeds		$4.07	$4.13	$4.18	$4.22
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$15.56	$13.81	$12.53	$11.41
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$15.56	$13.81	$12.53	$11.41

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.46	$0.39	$0.34	$0.29
Incremental return Per Share	(8)	$0.05	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.47	$0.40	$0.35	$0.30
Shares Utilized for EPS	(8)	1,151	1,355	1,558	1,792
Shares Utilized for Stockholders Equit	(9)	1,190	1,400	1,610	1,852
Pro-forma Ratios					
Price/EPS without Adjustment		21.28	25.00	28.57	33.33
Price/EPS with Adjustment		21.28	25.00	28.57	33.33
Price/Book Value per Share		64.27%	72.41%	79.81%	87.64%
Price/Tangible Book Value		64.27%	72.41%	79.81%	87.64%
Market Value/Assets		8.74%	10.22%	11.68%	13.34%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	536	630	725	833
Price Per Share	10	10	10	10
Gross Proceeds	5,355	6,300	7,245	8,332
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-428	-504	-580	-667
Proceeds to Base Fee On	4,927	5,796	6,665	7,665
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**462**	**462**	**462**	**462**
Total Expense	462	462	462	462
Full Shares	1,190	1,400	1,610	1,852
Shares Outstanding	536	630	725	833
Less: ESOP Adjustment	43	50	58	67
Plus: SOP 93-6 ESOP Shares	4	5	6	7
Shares for all EPS Calculations	1,151	1,355	1,558	1,792

Post Foundation

	Appraised Value			
	$11,900,000	$14,000,000	$16,100,000	$18,515,000
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	11,900	14,000	16,100	18,515
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	11,900	14,000	16,100	18,515
Exchange Shares	-	-	-	-
Conversion Shares	11,900	14,000	16,100	18,515
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$119,000	$140,000	$161,000	$185,150
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: New MRP issued	(1)	21,420	25,200	28,980	33,327
Plus: New SOP 93-6 ESOP Shares	(2)	4,284	5,040	5,796	6,665
Shares for all EPS Calculations		1,172,864	1,379,840	1,586,816	1,824,838
EPS		$ 0.46	$ 0.39	$ 0.34	$ 0.30
BV/Share		$15.28	$13.57	$12.31	$11.21
BV Dilution		1.80%	1.73%	1.77%	1.75%
Voting Dilution		1.80%	1.80%	1.80%	1.80%
Actual number of shares for EPS calculations		1,151,444	1,354,640	1,557,836	1,791,511
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: Options	(1)	53,550	63,000	72,450	83,318
Plus: New SOP 93-6 ESOP Shares	(2)	4,284	5,040	5,796	6,665
Shares for all EPS Calculations		1,204,994	1,417,640	1,630,286	1,874,829
EPS		$ 0.44	$ 0.38	$ 0.33	$ 0.29
BV/Share		$15.32	$13.65	$12.42	$11.35
Voting Dilution		4.65%	4.65%	4.65%	4.65%

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$11,900,000	22.73						
Price-Core Earnings Ratio P/E	$14,000,000	27.03	27.14	19.92	31.16	31.16	30.83	28.26
	$16,100,000	30.30						
	$18,515,000	35.71						
	$11,900,000	65.75%						
Price-to-Book Ratio P/B	$14,000,000	73.96%	111.49%	111.68%	143.49%	143.49%	168.90%	152.51%
	$16,100,000	81.43%						
	$18,515,000	89.37%						
	$11,900,000	65.75%						
Price-to-Tangible Book Ratio P/TB	$14,000,000	73.96%	118.22%	117.65%	163.74%	163.74%	181.34%	167.66%
	$16,100,000	81.43%						
	$18,515,000	89.37%						
	$11,900,000	9.36%						
Price-to-Assets Ratio P/A	$14,000,000	10.94%	13.09%	9.73%	11.28%	11.28%	21.33%	18.95%
	$16,100,000	12.50%						
	$18,515,000	14.27%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended March 31, 2001		$	**491**	(1)
Pre-Conversion Book Value	B			
As of March 31, 2001		$	**13,905**	
Pre-Conversion Assets	A			
As of March 31, 2001		$	**122,939**	
Return on Money	R		**1.39%**	(2)
Conversion Expenses		$	462	
	X		7.33%	(3)
Proceeds Not Invested		$	756	(4)
Estimated ESOP Borrowings			**$504**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$50	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**252**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	50	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**38.95%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$6,300,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$6,300,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$6,300,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $11,900,000 at 45%	**535,500**	**$10**	$5,355,000
Appraised Value - $14,000,000 at 45%	**630,000**	**$10**	$6,300,000
Appraised Value - $16,100,000 at 45%	**724,500**	**$10**	$7,245,000
Appraised Value - $18,515,000 at 45%	**833,175**	**$10**	$8,331,750

Pro Forma Effect of Conversion Proceeds
As of March 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		535,500	630,000	724,500	833,175
Conversion Proceeds		1,190	1,400	1,610	1,852
Shares Offered		536	630	725	833
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$5,355	$6,300	$7,245	$8,332
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Less: Est. Conversion Expenses		$462	$462	$462	$462
Less: Capital to MHC		$50	$50	$50	$50
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$4,843	$5,788	$6,733	$7,820
Estimated Income from Proceeds					
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Less: ESOP Adjustment	(3)	$428	$504	$580	$667
Less: MRP Adjustment	(3)	$214	$252	$290	$333
Net Proceeds Reinvested		$4,201	$5,032	$5,863	$6,820
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$58	$70	$82	$95
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$26	$31	$35	$41
Less: Amortization of MRP	(8)	$26	$31	$35	$41
Pro-forma Net Income		$6	$8	$12	$13
Earnings Before Conversion		$ 491	$ 491	$ 491	$ 491
Earnings Excluding Adjustment		$497	$499	$503	$504
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$497	$499	$503	$504

Pro Forma Effect of Conversion Proceeds
As of March 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 13,905	$ 13,905	$ 13,905	$ 13,905
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Net Worth		$18,106	$18,937	$19,768	$20,725
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$18,106	$18,937	$19,768	$20,725
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$18,106	$18,937	$19,768	$20,725
Pro-forma Assets					
Total Assets at December 31, 2001		$ 122,939	$ 122,939	$ 122,939	$ 122,939
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Assets Excluding Adjustment		127,140	127,971	128,802	129,759
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$127,140	$127,971	$128,802	$129,759
Per Share Data					
Net Worth at December 31, 2001		$11.68	$9.93	$8.64	$7.51
Estimated Net Proceeds		$4.07	$4.13	$4.18	$4.22
Plus: Value issued to the Foundation		$0.00	$0:00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$15.21	$13.52	$12.28	$11.19
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$15.21	$13.52	$12.28	$11.19

Pro Forma Effect of Conversion Proceeds
As of March 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.43	$0.36	$0.32	$0.27
Incremental return Per Share	(8)	$0.05	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.44	$0.37	$0.33	$0.28
Shares Utilized for EPS	(8)	1,151	1,355	1,558	1,792
Shares Utilized for Stockholders Equity	(9)	1,190	1,400	1,610	1,852
Pro-forma Ratios					
Price/EPS without Adjustment		22.73	27.03	30.30	35.71
Price/EPS with Adjustment		22.73	27.03	30.30	35.71
Price/Book Value per Share		65.75%	73.96%	81.43%	89.37%
Price/Tangible Book Value		65.75%	73.96%	81.43%	89.37%
Market Value/Assets		9.36%	10.94%	12.50%	14.27%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	536	630	725	833
Price Per Share	10	10	10	10
Gross Proceeds	5,355	6,300	7,245	8,332
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-428	-504	-580	-667
Proceeds to Base Fee On	4,927	5,796	6,665	7,665
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**462**	**462**	**462**	**462**
Total Expense	462	462	462	462
Full Shares	1,190	1,400	1,610	1,852
Shares Outstanding	536	630	725	833
Less: ESOP Adjustment	43	50	58	67
Plus: SOP 93-6 ESOP Shares	4	5	6	7
Shares for all EPS Calculations	1,151	1,355	1,558	1,792

Post Foundation

	Appraised Value			
	$11,900,000	$14,000,000	$16,100,000	$18,515,000
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	11,900	14,000	16,100	18,515
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	11,900	14,000	16,100	18,515
Exchange Shares	-	-	-	-
Conversion Shares	11,900	14,000	16,100	18,515
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$119,000	$140,000	$161,000	$185,150
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: New MRP issued	(1)	21,420	25,200	28,980	33,327
Plus: New SOP 93-6 ESOP Shares	(2)	4,284	5,040	5,796	6,665
Shares for all EPS Calculations		1,172,864	1,379,840	1,586,816	1,824,838
EPS		$ 0.43	$ 0.36	$ 0.32	$ 0.28
BV/Share		$14.95	$13.29	$12.06	$11.00
BV Dilution		1.74%	1.72%	1.78%	1.74%
Voting Dilution		1.80%	1.80%	1.80%	1.80%
Actual number of shares for EPS calculations		1,151,444	1,354,640	1,557,836	1,791,511
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: Options	(1)	53,550	63,000	72,450	83,318
Plus: New SOP 93-6 ESOP Shares	(2)	4,284	5,040	5,796	6,665
Shares for all EPS Calculations		1,204,994	1,417,640	1,630,286	1,874,829
EPS		$ 0.41	$ 0.35	$ 0.31	$ 0.27
BV/Share		$14.99	$13.37	$12.18	$11.14
Voting Dilution		4.65%	4.65%	4.65%	4.65%

Contingency Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: Contingency Shares	(1)	34,510	40,600	46,690	53,694
Plus: New SOP 93-6 ESOP Shares	(2)	4,284	5,040	5,796	6,665
Shares for all EPS Calculations		1,185,954	1,395,240	1,604,526	1,845,205
EPS		$ 0.42	$ 0.36	$ 0.32	$ 0.28
BV/Share		$15.07	$13.43	$12.21	$11.16
Voting Dilution		3.04%	2.97%	2.99%	2.97%

Enfield Federal S&L
Pro Forma Analysis Sheet - Nine Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$11,900,000	20.27						
Price-Core Earnings Ratio P/E	$14,000,000	23.44	27.14	19.92	31.16	31.16	30.83	28.26
	$16,100,000	26.79						
	$18,515,000	31.25						
	$11,900,000	64.27%						
Price-to-Book Ratio P/B	$14,000,000	72.41%	111.49%	111.68%	143.49%	143.49%	168.90%	152.51%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	64.27%						
Price-to-Tangible Book Ratio P/TB	$14,000,000	72.41%	118.22%	117.65%	163.74%	163.74%	181.34%	167.66%
	$16,100,000	79.81%						
	$18,515,000	87.64%						
	$11,900,000	8.74%						
Price-to-Assets Ratio P/A	$14,000,000	10.22%	13.09%	9.73%	11.28%	11.28%	21.33%	18.95%
	$16,100,000	11.68%						
	$18,515,000	13.34%						

Valuation Parameters

Nine Months Ended	Y			
Period Ended December 31, 2001		$	**431**	(1)
Pre-Conversion Book Value	B			
As of December 31, 2001		$	**14,310**	
Pre-Conversion Assets	A			
As of December 31, 2001		$	**132,010**	
Return on Money	R		**1.39%**	(2)
Conversion Expenses		$	462	
	X		7.33%	(3)
Proceeds Not Invested		$	756	(4)
Estimated ESOP Borrowings			**$504**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$50	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	**252**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	50	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**38.95%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			9	

(1) Net income for the twelve months ended December 31, 2001.

(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$6,300,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$6,300,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$6,300,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $11,900,000 at 45%	**535,500**	**$10**	$5,355,000
Appraised Value - $14,000,000 at 45%	**630,000**	**$10**	$6,300,000
Appraised Value - $16,100,000 at 45%	**724,500**	**$10**	$7,245,000
Appraised Value - $18,515,000 at 45%	**833,175**	**$10**	$8,331,750

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		535,500	630,000	724,500	833,175
Conversion Proceeds		1,190	1,400	1,610	1,852
Shares Offered		536	630	725	833
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$5,355	$6,300	$7,245	$8,332
Gross Proceeds		$5,355	$6,300	$7,245	$8,332
Less: Est. Conversion Expenses		$462	$462	$462	$462
Less: Capital to MHC		$50	$50	$50	$50
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$4,843	$5,788	$6,733	$7,820
Estimated Income from Proceeds					
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Less: ESOP Adjustment	(3)	$428	$504	$580	$667
Less: MRP Adjustment	(3)	$214	$252	$290	$333
Net Proceeds Reinvested		$4,201	$5,032	$5,863	$6,820
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$44	$53	$61	$71
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$20	$23	$27	$31
Less: Amortization of MRP	(8)	$20	$23	$27	$30
Pro-forma Net Income		$4	$7	$7	$10
Earnings Before Conversion		$ 431	$ 431	$ 431	$ 431
Earnings Excluding Adjustment		$435	$438	$438	$441
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$435	$438	$438	$441

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Net Worth		$18,511	$19,342	$20,173	$21,130
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$18,511	$19,342	$20,173	$21,130
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$18,511	$19,342	$20,173	$21,130
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		$4,843	$5,788	$6,733	$7,820
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(428)	(504)	(580)	(667)
Less: MRP Adjustment	(2)	(214)	(252)	(290)	(333)
Pro-forma Assets Excluding Adjustment		136,211	137,042	137,873	138,830
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$136,211	$137,042	$137,873	$138,830
Per Share Data					
Net Worth at December 31, 2001		$12.03	$10.22	$8.89	$7.73
Estimated Net Proceeds		$4.07	$4.13	$4.18	$4.22
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$15.56	$13.81	$12.53	$11.41
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$15.56	$13.81	$12.53	$11.41

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 11,900,000 Independent Valuation	$ 14,000,000 Independent Valuation	$ 16,100,000 Independent Valuation	$ 18,515,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.37	$0.32	$0.28	$0.24
Incremental return Per Share	(8)	$0.04	$0.04	$0.04	$0.04
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.37	$0.32	$0.28	$0.24
Shares Utilized for EPS	(8)	1,150	1,354	1,556	1,790
Shares Utilized for Stockholders Equit	(9)	1,190	1,400	1,610	1,852
Pro-forma Ratios					
Price/EPS without Adjustment		20.27	23.44	26.79	31.25
Price/EPS with Adjustment		20.27	23.44	26.79	31.25
Price/Book Value per Share		64.27%	72.41%	79.81%	87.64%
Price/Tangible Book Value		64.27%	72.41%	79.81%	87.64%
Market Value/Assets		8.74%	10.22%	11.68%	13.34%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	536	630	725	833
Price Per Share	10	10	10	10
Gross Proceeds	5,360	6,300	7,250	8,330
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-428	-504	-580	-667
Proceeds to Base Fee On	4,932	5,796	6,670	7,663
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**462**	**462**	**462**	**462**
Total Expense	462	462	462	462
Full Shares	1,190	1,400	1,610	1,852
Shares Outstanding	536	630	725	833
Less: ESOP Adjustment	43	50	58	67
Plus: SOP 93-6 ESOP Shares	3	4	4	5
Shares for all EPS Calculations	1,150	1,354	1,556	1,790

Post Foundation

	Appraised Value			
	$11,900,000	$14,000,000	$16,100,000	$18,515,000
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	11,900	14,000	16,100	18,515
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	11,900	14,000	16,100	18,515
Exchange Shares 1	-	-	-	-
Conversion Shares	11,900	14,000	16,100	18,515
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$119,000	$140,000	$161,000	$185,150
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: New MRP issued	(1)	21,420	25,200	28,980	33,327
Plus: New SOP 93-6 ESOP Shares	(2)	3,213	3,780	4,347	4,999
Shares for all EPS Calculations		1,171,793	1,378,580	1,585,367	1,823,172
EPS		$ 0.37	$ 0.32	$ 0.28	$ 0.24
BV/Share		$15.28	$13.57	$12.31	$11.21
BV Dilution		1.80%	1.73%	1.77%	1.75%
Voting Dilution		1.80%	1.80%	1.80%	1.80%
Actual number of shares for EPS calculations		1,150,373	1,353,380	1,556,387	1,789,845
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: Options	(1)	53,550	63,000	72,450	83,318
Plus: New SOP 93-6 ESOP Shares	(2)	3,213	3,780	4,347	4,999
Shares for all EPS Calculations		1,203,923	1,416,380	1,628,837	1,873,163
EPS		$ 0.36	$ 0.31	$ 0.27	$ 0.24
BV/Share		$15.32	$13.65	$12.42	$11.35
Voting Dilution		4.66%	4.65%	4.66%	4.65%

Contingency Dilution					
Shares Outstanding		1,190,000	1,400,000	1,610,000	1,851,500
Less: New ESOP Adjustment		42,840	50,400	57,960	66,654
Plus: Contingency Shares	(1)	34,510	40,600	46,690	53,694
Plus: New SOP 93-6 ESOP Shares	(2)	3,213	3,780	4,347	4,999
Shares for all EPS Calculations		1,184,883	1,393,980	1,603,077	1,843,539
EPS		$ 0.37	$ 0.32	$ 0.28	$ 0.24
BV/Share		$15.40	$13.71	$12.46	$11.37
Voting Dilution		3.03%	2.95%	3.03%	2.99%